As filed with the Securities and Exchange Commission on February 5, 2010
Registration No. 333-164186
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

VIASYSTEMS GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware	3672	75-2668620
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

101 South Hanley Road, Suite 400
St. Louis, Missouri 63105
(314) 727-2087
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Daniel J. Weber
Vice President and General Counsel
101 South Hanley Road, Suite 400
St. Louis, Missouri 63105
(314) 746-2205
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

R. Scott Cohen Weil, Gotshal & Manges LLP 200 Crescent Court, Suite 300 Dallas, Texas 75201 (214) 746-7700	Todd R. Chandler Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☑
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Amount to be	Proposed Maximum	Proposed Maximum	Amount of
Securities to be Registered(1)	Registered	Offering Price Per Share	Aggregate Offering Price(2)	Registration Fee(3)
Common Stock, par value $0.01 per share	1,390,087	N/A	$34,318,016.35	$2,447

(1)	Represents 1,390,087 shares of 1,398,251 shares of our common stock to be issued (together with cash) in exchange for approximately $68.6 million in aggregate principal amount of 4% Convertible Senior Subordinated Notes due 2013 (the “Merix Convertible Notes”) of Merix Corporation (“Merix”) pursuant to that certain Note Exchange Agreement dated as of October 6, 2009 among Viasystems Group, Inc., Maple Acquisition Corp. and the entities listed on Schedule I thereto, which may be resold from time to time by the selling stockholders identified herein.
(2)	Estimated solely for purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act. The proposed maximum aggregate offering price for the common stock is the product of (i) the quotient of (x) $2.40, the average of the high and low sales prices of the Merix common stock, as quoted on the NASDAQ Global Market on December 31, 2009, divided by (y) 0.0972145, the estimated exchange ratio of Viasystems common stock to be issued to holders of Merix common stock in connection with the pending merger of Maple Acquisition Corp., a wholly owned subsidiary of Viasystems, with and into Merix (assumes 25,716,323 shares of Merix common stock are outstanding on the effective date of the merger) and (ii) 1,390,087, the number of shares of Viasystems common stock that are being registered hereby pursuant to the Note Exchange Agreement.

(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED February 5, 2010.

1,390,087 Shares

Common Stock

This prospectus relates solely to the resale of up to an aggregate of 1,390,087 shares of common stock, par value $0.01 per share, of Viasystems Group, Inc. (“Viasystems” or the “Company”) by the selling stockholders identified in this prospectus.

The selling stockholders identified in this prospectus (which term as used herein includes their pledgees, donees, transferees or other successors-in-interest) may offer the shares from time to time as they may determine through public transactions or through other means described in the section entitled “Plan of Distribution,” beginning on page 114. Our common stock is not currently listed on any exchange or quotation system. In connection with this offering, we applied to list our common stock for quotation on The NASDAQ Global Market and our application has been approved, subject to notice of issuance. Accordingly, there is no set market price for our common stock.

We will not receive any of the proceeds from the sale of these shares by the selling stockholders. The selling stockholders will pay any brokerage commissions and/or similar charges incurred for the sale of these shares of our common stock.

Investing in our common stock involves significant risks. See “Risk Factors” beginning on page 11 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is          .

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission, or SEC. You should rely only on the information contained in this prospectus (as supplemented and amended). We have not authorized anyone to provide you with different information. This document may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus is accurate as of any date other than its date regardless of the time of delivery of the prospectus or any sale of our common stock. We may from time to time supplement the information contained in this prospectus in a prospectus supplement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus are forward-looking statements, including, in particular, statements about our plans, strategies and prospects and industry estimates. These statements identify prospective information and include words such as “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects” and similar expressions. Examples of forward-looking statements include, but are not limited to, our liquidity resources being sufficient for at least the next 12 months and the estimated closing date for the Merger (as defined herein).

Forward-looking statements are based on information available to us as of the date of this prospectus. Current expectations, forecasts and assumptions involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by these forward-looking statements. We caution you therefore that you should not rely on any of these forward-looking statements as statement of historical fact or as guarantees of future performance. These forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

Factors that could cause actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to:

•	declines in gross margin as a result of excess capacity;

•	our significant reliance on net sales to our largest customers;

•	fluctuations in our operating results;

•	our history of losses and inability to become profitable in the future;

•	our reliance on the automotive industry and the telecommunications and networking industries;

•	risks associated with the credit risk of our customers and suppliers;

•	influence of significant stockholders;

•	our significant foreign operations and risks relating to currency fluctuations;

•	our dependence on the electronics industry, which is highly cyclical and subject to significant downturns in demand;

•	shortages of, or price fluctuations with respect to, raw materials and increases in oil prices;

•	our ability to compete in a highly competitive industry or our inability to respond to rapid technological changes;

•	reduction in, or cancellation of, customer orders;

•	risks associated with manufacturing defective products and failure to meet quality control standards;

•	uncertainty and adverse changes in the economy and financial markets;

•	damage to our manufacturing facilities or information systems;

•	loss of key personnel and high employee turnover;

•	risks associated with governmental and environmental regulation;

•	our exposure to income tax fluctuations;

•	failure to comply with, or expenses related to compliance with, export laws or other laws applicable to our foreign operations, including the Foreign Corrupt Practices Act (“FCPA”);

•	risks relating to our substantial indebtedness;

•	failure to realize the expected benefits of the Merger and the incurrence of significant costs in connection with the Merger;

•	failure to realize anticipated cost synergies or the incurrence of additional costs in connection therewith;

•	additional risks that we will become subject to following consummation of the Merger; and

•	other risks described under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

INDUSTRY AND MARKET DATA

This prospectus includes information with respect to market share and industry conditions from third-party sources or based upon our estimates using such sources when available.

SUMMARY

This summary highlights certain information concerning our business and this offering. It does not contain all of the information that may be important to you and to your investment decision. The following summary is qualified by the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus. You should carefully read this entire prospectus and should consider, among other things, the matters set forth in “Risk Factors” before deciding to invest in our common stock. Unless the context otherwise requires, references to “Viasystems,” “the Company,” “we,” “us” and “our” refer to Viasystems Group, Inc. and its subsidiaries and references to “Viasystems, Inc.” refer to Viasystems, Inc., our subsidiary.

Our Company

We are a leading worldwide provider of complex multi-layer printed circuit boards (“PCBs”) and electro-mechanical solutions (“E-M Solutions”). PCBs serve as the “electronic backbone” of almost all electronic equipment, and our E-M Solutions products and services integrate PCBs and other components into finished or semi-finished electronic equipment, which include custom and standard metal enclosures, metal cabinets, metal racks and sub-racks, backplanes, cable assemblies and busbars.

We currently operate our business in two segments: Printed Circuit Boards, which includes our PCB products, and Assembly, which includes our E-M Solutions products and services. For the twelve months ended September 30, 2009, our Printed Circuit Board segment accounted for approximately two-thirds of our net sales and our Assembly segment accounted for approximately one-third of our net sales.

The components we manufacture include, or can be found in, a wide variety of commercial products, including automotive engine controls, hybrid converters, automotive electronics for navigation, safety, entertainment and anti-lock braking systems, telecommunications switching equipment, data networking equipment, computer storage equipment, wind and solar energy applications and several other complex industrial, medical and technical instruments. Our broad offering of E-M Solutions services include component fabrication, component integration and final system assembly and testing. These services can be bundled with our PCBs to provide an integrated solution to our customers. Our net sales for the twelve months ended September 30, 2009 were derived from the following end markets:

•	Automotive (37%);

•	Industrial and instrumentation/energy/medical/consumer/other (27%);

•	Telecommunications (27%); and

•	Computer/data communications (9%).

We are a supplier to over 125 original equipment manufacturers (“OEMs”) and contract electronic manufacturing services companies (“CEMs”) in our end markets. We target the sale of PCBs and E-M Solutions to global OEMs. Our top OEM customers include industry leaders such as Alcatel-Lucent SA, Autoliv, Inc., Bosch Group, Continental AG, Delphi Corporation, EMC Corporation, Ericsson AB, General Electric Company, Hewlett-Packard Company, Hitachi, Ltd, Huawei Technologies Co. Ltd., Rockwell Automation, Inc., Siemens AG, Sun Microsystems, Inc., Tellabs, Inc., TRW Automotive Holdings Corp. and Xyratex Ltd. Our top CEM relationships include industry-leading contract manufacturers such as Celestica, Inc. and Jabil Circuits, Inc.

We currently have six manufacturing facilities, all of which are located outside of the United States to take advantage of low-cost, high quality manufacturing environments. Our PCB products are produced in two of our five facilities in China. Our E-M Solutions products and services are provided from our other three Chinese facilities and our one facility in Mexico. In addition to our manufacturing facilities, in order to support our customers’ local needs, we maintain engineering and customer service centers in Canada, Mexico, the United States, Hong Kong, China, The Netherlands and England. These engineering and customer service centers correspond directly to the primary areas where we ship our products, as evidenced by the fact that, for the twelve months ended September 30, 2009, approximately 38%, 36% and 26% of our net sales were generated by shipments to North America, Asia and Europe, respectively.

We believe that a key driver for our business will be the expected growth in PCBs produced in China, which will be driven by local and worldwide demand. Prismark Partners LLC, a leading analyst of the PCB market (“Prismark”), estimates that demand for PCBs manufactured in China will grow at a projected average annual rate of approximately 10.4% from 2009 through 2013 (compared to the rest of the global PCB industry, which is estimated to grow at a projected compound average annual growth rate of approximately 8.9% over the same period). Through our China operations, we currently produce highly complex, technologically advanced and standard technology, multi-layer PCBs that meet increasingly narrow tolerances and specifications demanded by our customers. We possess the technical ability and experience to provide comprehensive front-end engineering services, prototype services and production-volume manufacturing of PCBs with 50+ layers and circuit track widths as narrow as three one-thousandths of an inch. We are also developing the ability to meet our PCB customers’ needs for quick-turn or short-lead-times for prototypes and expedited recurring products. We believe that another key driver for our business will be the expected increase in demand for electronic equipment manufactured in China. According to the Henderson Electronic Market Forecast (October 2009), a leading semiconductor industry publication produced by Henderson Ventures (the “Henderson Forecast”), the demand for electronic equipment manufactured in China is expected to grow at a projected compound average annual growth rate of approximately 10.7% from 2009 to 2011, outpacing an anticipated slower recovery from other regions and benefiting from the migration of production from the United States and Western Europe.

Industry Trends

We believe there are a number of important industry trends that will benefit us in the future. These trends include:

Global PCB supply sector estimated to be in early stages of recovery.  After decreased demand during the global economic downturn which began near the end of 2008, forecasts for GDP growth, semiconductor consumption and PCB demand have increased over the last three months. According to Prismark, the global PCB industry is estimated to grow at a projected compound annual growth rate of 8.9% from 2009 through 2013 following a substantial market decline in 2009 (an estimated 13.7% decrease from 2008) and a relatively flat 2008 (an estimated 1.1% increase from 2007).

Manufacturing migration to low-cost manufacturing regions — particularly China.  China has steadily grown its share of global PCB production over the past eight years, increasing its share from approximately 9.8% to approximately 31% from 2001 to 2008, according to Prismark. China’s combination of technological advancements, low labor costs, growing domestic markets and favorable export policies has made it a favorable low-cost manufacturing region and an increasingly important center for electronics manufacturing. According to Prismark, China is projected to account for approximately 36% to 38% of global PCB production from 2010 through 2013. Higher technology PCBs are expected to account for a disproportionate share of this growth.

Recovery in key end markets.  Evidence from our customers suggests that global electronics demand started to recover in the second quarter of 2009, with our key end markets being projected to demonstrate strong growth in 2010 and 2011. For example, the Henderson Forecast estimates that each of our key end markets (i.e., automotive, industrial and instrumentation, medical and consumer, telecommunications and computer/data communications) will return to positive growth in the United States in 2010 and will benefit from even stronger growth in 2011. Furthermore, two significant growth end markets, automotive and industrial instrumentation, due to our expertise in the fabrication and assembly of wind power related-technologies, are expected to benefit strongly from the economic recovery and improved stability in the capital markets. As mentioned above, according to the Henderson Forecast, the U.S. automotive market is expected to begin to grow in 2010 with an increased rate of growth in 2011, but, according to JP Morgan Securities Japan Co., the recovery in this end market will also be driven by a distinct growth in hybrid vehicles (which are projected to grow from approximately 500,000 units in 2008 to approximately 11.2 million units by 2020). The growth in hybrid vehicles is expected to be a particularly favorable trend for PCB manufacturers. Additionally, as stability returns to the financial markets and credit begins to ease, we expect the focus on “green” technologies and clean energy initiatives to drive growth in wind power related demand, which we believe will in turn create an increased need for our products. While our visibility of future demand trends remains limited, sequential growth in sales during the third quarter in our automotive, industrial and instrumentation, medical and consumer, telecommunications and computer/data communications end-user markets, together with positive trends in backlog and customer orders across all our end-user markets, indicate that our customers may have achieved their inventory goals and their buying patterns better reflect ongoing demand.

Our Business Strengths

We believe that the following factors are instrumental to our success:

Leadership position in complex PCB and E-M Solutions through low-cost manufacturing and global technology support.  We believe we are one of the industry leaders in the manufacture of complex multi-layer PCBs and E-M Solutions. Our differentiation comes from our ability to manufacture complex PCBs and E-M Solutions in low-cost regions, while maintaining close ties to our global customers through our localized engineering and sales presence. We believe that our ability to produce complex electronic products in volume at a lower cost provides us with a significant advantage over our competitors based in North America and Europe, while our experienced engineering and selling resources in those regions give us a significant advantage over local Chinese competitors. We believe that we are one of the largest manufacturers of complex high quality PCBs in China, with approximately three million square feet of PCB manufacturing capacity. In addition, we believe that the development of a greenfield plant in China with comparable capacity and capabilities to our current facilities (i) would take a typical competitor three to four years to build, (ii) would require a substantial capital investment to attain volume commercial production and (iii) to comply with the current highly-regulated environmental policies in China, would require waste treatment licenses that are strictly allocated by the Chinese government.

Technology leadership in China.  We believe that our PCB facilities in China represent the leading edge of technology in the region. We have the ability to produce PCBs with 50+ layers in China. We have pioneered advances in some of the most significant areas of the PCB production process, including various proprietary technologies and process methods important in the development and production of complex PCBs and backpanels.

Diverse end market and customer profile.  We benefit from established, long-term relationships with a diverse group of customers. We have solidified these relationships, in part, by providing our customers with high quality products and services from the design phase through high volume production. We supply over 125 OEM customers, including leading manufacturers of:

•	Automotive products, such as Autoliv, Bosch, Continental, Delphi and TRW;

•	Telecommunications equipment, such as Alcatel-Lucent, Ericsson, Huawei and Tellabs;

•	Computer and data communication equipment, such as Hewlett-Packard, EMC, Sun Microsystems and Xyratex; and

•	Industrial, instrumentation, medical, energy and other products, such as General Electric, Hitachi, Rockwell and Siemens.

We also supply PCBs to leading CEMs, such as Celestica and Jabil, for their use in OEM programs. The diversity of our end-user market reduces our dependence on any one market segment and any one customer, thereby providing a more stable source of cash flow.

Broad product and integrated services offering that provides cross-selling opportunities.  We continue to position ourselves to become our customers’ leading supplier for a growing range of products and services. While each of our products is designed to meet a particular customer’s specifications, the processes we use to develop these products can be applied to any customer, thereby resulting in additional opportunities to expand our product offering to other customers. Furthermore, we provide a full range of integrated services, from product design and development services to quick-turnaround prototyping, pre-production and medium to high volume production. By offering design and development services, we have gained early access to volume production sales opportunities, which in turn has created additional design and development and quick-turnaround prototyping sales opportunities. We believe our integrated services provide significant value to our customers by shortening their new product development cycles, assisting them in meeting their time-to-market and time-to-volume requirements, lowering their manufacturing costs and providing technical expertise.

Additionally, we leverage our PCB capabilities to provide our customers with an integrated manufacturing solution that can range from fabrication of bare PCBs to final system assembly and testing. Through our cross-selling effort, we have successfully converted PCB customers to E-M Solutions customers and vice-versa.

Experienced and successful management team.  Our senior management team has an average of 20 years of electronics industry experience, including both manufacturing and marketing positions. Individually, our senior managers have established a track record of managing strong growth in sales and delivering profitability utilizing various strategies, including the penetration of new markets and the development of new manufacturing processes. Further, our senior managers have demonstrated success in aligning labor and overhead costs with market demands as well as implementing cost savings initiatives. Under our management team’s leadership, we have significantly improved our operations, positioning our business for growth and financial strength, which we believe has been integral to achieving our current competitive profile.

Our Business Strategy

Maintenance of diverse end market and end customer mix.  In order to reduce our exposure to, and reliance on, unpredictable end markets and to provide alternative growth paths, we sell our product offerings into a diverse range of markets, including automotive, industrial and instrumentation, medical and consumer, telecommunications and computer/data communications. We have pursued new substantial customers in each market and intend to continue to build our customer base in a broad range of target end markets.

Enhancement of our strong customer relationships.  We benefit from established, long-term relationships with a diverse group of customers. We are focused on expanding our business with these customers by leveraging our history of producing quality products with a high level of customer service and operational excellence, which provides us with the opportunity to bid for additional programs from the strong position of a preferred supplier. In addition, we have good working relationships with industry leading CEMs such as Celestica and Jabil. These relationships provide us access to additional PCB and E-M Solutions opportunities and enable our partners to offer a fully integrated product solution to their customers. Our management team has created a culture that is focused on providing our customers with high quality service and technical support, which is reflected in our continuing ability to obtain new business and expand our current customer relationships.

Expansion of our relationships with existing customers through cross-selling.  Building on our broad product offering, we intend to continue to pursue cross-selling opportunities with our existing base of customers. We leverage our PCB capabilities to provide our customers with an integrated manufacturing solution that can range from fabrication of bare PCBs to final system assembly and testing. We intend to continue to leverage our customer relationships to expand sales to our existing customers.

Expansion of our manufacturing capabilities in low-cost locations.  To meet our customers’ demands for high quality, low-cost products and services, we have invested and will continue to invest, as market conditions allow, in facilities and equipment in low-cost locations. For the twelve months ended September 30, 2009, approximately 95.5% of our net sales were generated from products produced in our operations in China and Mexico, with the remaining 4.5% being generated by a recently closed facility in the United States. We will continue to develop our best-in-class technology and manufacturing processes in low-cost manufacturing locations. We believe our ability to leverage our advanced technology and manufacturing capabilities in low-cost locations will enable us to grow our net sales, improve our profitability and effectively meet our customers’ requirements for high quality, low-cost products and services.

Expansion of our quick-turn manufacturing capabilities.  We intend to further develop our quick-turn PCB manufacturing capabilities in Asia and in North America after the Merger (as defined herein) with Merix. Quick-turn manufacturing enables us to provide our customers with an expedited turnaround for prototype PCBs. By enhancing our quick-turn offering, we are able to offer our customers a seamless manufacturing transition from quick-turn prototyping near the engineering/design team to volume manufacturing in China.

Concentration on high value-added products and services.  We focus on providing E-M Solutions manufacturing services to leading designers and sellers of advanced electronics products that generally require custom designed, complex products and short lead-time manufacturing services. These products are typically lower volume, higher mix. We differentiate ourselves from many of our global competitors by not focusing on programs for high volume, low margin products such as cell phone handsets, personal computers or peripherals and low-end consumer electronics.

Focus on “green” technologies and practices.  We are focused on incorporating “green” technologies and practices into our operations to reduce costs, mitigate potential liabilities, ensure a safe and healthy workplace for our employees and to maintain our reputation as an environmentally responsible neighbor to the communities in which we operate. We are also focused on supporting our customers’ demands for “green” technology related products, and, to that end, we have developed an expertise in the fabrication and assembly of wind power related technologies, as well as an expertise in our PCB manufacturing process for “heavy copper” applications, which are necessary to support hybrid automotive technologies. For the nine months ended September 30, 2009, approximately 9% of our net sales were derived from our “green” technologies. Our goal is to grow our sales related to these technologies to 25-35% of our net sales.

Continued emphasis on our operational excellence.  We continuously implement strategic initiatives designed to improve product quality while reducing manufacturing costs. We expect to continue to focus on opportunities to improve operating income, including continued implementation of advanced manufacturing techniques, such as Lean and Six Sigma initiatives, efficient investment in new equipment and technologies and the upgrading of existing equipment and continued improvement of our internal control over and centralization of certain aspects of our accounting and finance functions. Our management team is focused on maximizing our current asset base to improve our operational efficiency while also adapting to the needs of our customers and the market.

Recent Developments

Pending Merger with Merix Corporation and Related Transactions

Pending Merger

On October 6, 2009, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Merix Corporation (“Merix”) and Maple Acquisition Corp., our wholly owned subsidiary (“Merger Sub”), pursuant to which, subject to the satisfaction of several conditions, Merger Sub will merge with and into Merix, with Merix continuing as the surviving corporation and our wholly owned subsidiary (the “Merger”). Immediately following the Merger, we will contribute the shares of Merix to Viasystems, Inc., our subsidiary. The Merger is currently expected to be completed in the first calendar quarter of 2010; however, the closing may occur as late as March 31, 2010 pursuant to the Merger Agreement. In connection with the Merger, each outstanding share of Merix common stock will be converted into the right to receive the number of validly issued, fully paid and nonassessable shares of our common stock, based upon an exchange ratio based on the number of Merix common stock outstanding as of the effective time of the Merger. Assuming all options with an exercise price of $1.60 and below are exercised, Merix shareholders would receive 0.10677 shares of our common stock, and assuming all options with an exercise price of $2.86 and below are exercised, Merix shareholders would receive 0.10401 shares of our common stock for each share of Merix common stock. Assuming that the number of shares of Merix common stock that were issued and outstanding as of October 6, 2009 represents the number of shares of Merix common stock that will be issued and outstanding at the effective time of the Merger, then the exchange ratio would equal approximately 0.11559034. No fractional shares of our common stock will be issued in the Merger. Merix stockholders will own approximately 12.5% of the combined company after the Merger.

Note Exchange

On October 6, 2009, we also entered into a note exchange agreement with holders of approximately 98% of the $70 million aggregate principal amount of 4% Convertible Senior Subordinated Notes due 2013 (the “Merix Convertible Notes”) of Merix, pursuant to which such noteholders agreed to exchange their Merix Convertible Notes for (i) approximately 1.4 million shares of our common stock and (ii) approximately $35 million in cash (the “Exchange”). The closing of the Exchange is conditioned upon the closing of the Merger and will occur concurrently with the Merger. Pursuant to the terms of the note exchange agreement that was entered into in connection with the Exchange, we agreed to file this “resale” registration statement for the benefit of the noteholders receiving shares of our common stock in the Exchange and such noteholders committed to refrain from selling a portion of such shares for up to 150 days following the closing of the Exchange. Merix noteholders will own approximately 7.0% of the combined company after the Merger.

Recapitalization

In connection with the execution of the Merger Agreement, on October 6, 2009, we entered into a recapitalization agreement with the Funds (as defined herein), pursuant to which, among other things, we and the Funds agreed to recapitalize Viasystems such that, prior to the consummation of the Merger, (i) each outstanding share of our common stock will be exchanged for 0.083647 shares of our newly issued common stock, (ii) each outstanding share of our Class A Junior Preferred Stock will be reclassified as, and converted into, 8.478683 shares of our newly issued common stock and (iii) each outstanding share of our Class B Senior Preferred Stock will be reclassified as, and converted into, 1.416566 shares of our newly issued common stock (the “Recapitalization”).

In connection with the Recapitalization, certain outstanding options and warrants to purchase our common stock will also be adjusted by our compensation committee or board of directors, as applicable. Each outstanding option to purchase our common stock under our 2003 Stock Option Plan and each outstanding warrant to purchase our common stock granted pursuant to the warrant agreement, dated as of January 31, 2003, between Viasystems and Computershare Investor Services, LLC, as warrant agent, upon the consummation of the Recapitalization, will be adjusted as follows: (i) the current exercise price of each option or warrant will be adjusted by dividing that exercise price by 0.083647 and (ii) the number of shares of common stock covered by each option or warrant will be adjusted by multiplying that number of shares by 0.083647.

As a result of the completion of the Recapitalization, the transactions contemplated under the Exchange and the Merger, (i) the holders of the our common stock prior to the Recapitalization will receive approximately 2,415,263 shares of our newly issued common stock, (ii) the holders of our Class A Junior Preferred Stock prior to the Recapitalization will receive approximately 7,658,226 shares of our newly issued common stock, (iii) the holders of our Class B Senior Preferred Stock prior to the Recapitalization will receive approximately 6,028,260 shares of our newly issued common stock, (iv) the holders of the Merix common stock prior to the closing of the Merger will receive approximately 2,500,000 shares of our newly issued common stock and (v) the holders of Merix Convertible Notes will receive 1,398,251 shares of our newly issued common stock. The total issued and outstanding shares of our common stock immediately after the closing of the Merger will be approximately 20,000,000 shares, subject to adjustment as provided for in the Merger Agreement and the recapitalization agreement.

We expect that, immediately after the Merger, the Exchange and the Recapitalization, the current stockholders of Merix will own approximately 12.5% of our outstanding common stock, the current noteholders of Merix will own approximately 7.0% of our outstanding common stock and our current stockholders will own approximately 80.5% of our outstanding common stock. Upon completion of the Merger, our board of directors will be comprised of nine directors designated by us prior to the completion of the Merger and three persons who were directors of Merix immediately prior to completion of the Merger. Except as indicated by us prior to the closing of the Merger, our chief executive officer, chief financial officer and chief operating officer will, after the Merger, remain in the same positions as they held immediately before the Merger. Additionally, we have agreed to use our commercially reasonable efforts to cause our common stock to be issued in connection with the Merger and the Exchange to be listed on The Nasdaq Global Market.

Conditions to the Completion of the Merger

The completion of the Merger depends on a number of conditions being satisfied or waived, including, among others:

•	approval by Merix stockholders;

•	the absence of governmental injunction or law enjoining or prohibiting the Merger;

•	regulatory or other governmental approvals;

•	the accuracy of representations and warranties made by the parties in the Merger Agreement (subject to certain materiality and other exceptions);

•	the performance by the parties of their obligations under the Merger Agreement in all material respects;

•	the completion of the Recapitalization;

•	the closing of the Exchange;

•	effectiveness of the registration statement on Form S-4 registering the shares of our common stock issued in connection with the Merger;

•	the execution of the Wachovia Credit Facility (as defined herein); and

•	the absence of a material adverse effect on either Merix or us since the date of the Merger Agreement.

Overview of Merix

Headquartered in Beaverton, Oregon, Merix is a leading manufacturer of technologically advanced, multilayer, rigid PCBs for use in sophisticated electronic equipment. Merix provides high performance materials, quick-turn prototype, pre-production and volume production services to its customers. Principal markets served by Merix include communications and networking, computing and peripherals, test, industrial and medical, defense and aerospace and automotive end markets in the electronics industry.

Merix Acquisition Rationale

We believe that the Merger will create a world-class technology leader in PCB and related electronic manufacturing services, with a complementary match up of market segments, customers and manufacturing capabilities. We believe that the acquisition of Merix will provide several compelling benefits to us, including:

•	The Merger will allow us to leverage capabilities of Merix to meet existing demands of our customers for North American quick-turn production as a means to expand revenue opportunities with our large and diversified customer base;

•	The combination with Merix will add high-volume production capacity in China as well as substantial North American quick-turn and low-to-mid volume production capabilities to our high-technology, high-volume Chinese production capabilities, which will better enable complementary market penetration as well as expansion into the military and aerospace industries;

•	Our E-M Solutions provide an additional platform for extending Merix’ service offerings to its customers;

•	The merged company is expected to create a financially sound industry leader with a publicly-traded capital structure and substantial liquidity; and

•	We will have access to Merix’ deep global industry experience in its sales force, its operational management team and its global technology resources.

Wachovia Credit Facility

In connection with the Merger and conditioned upon the consummation of the Merger, Viasystems, Inc. expects to enter into a new $75.0 million asset-based senior secured revolving credit facility to be arranged by Wachovia Bank, National Association (the “Wachovia Credit Facility”). The Wachovia Credit Facility will be guaranteed by Viasystems, Inc. and Merix and will replace Merix’ existing $55.0 million revolving credit facility. We expect the Wachovia Credit Facility to be secured by substantially all of the domestic assets of Viasystems, Inc. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Financing Arrangements.”

Senior Secured Notes due 2015

On November 24, 2009, Viasystems, Inc. closed a private offering of $220 million aggregate principal amount of its senior secured notes due 2015 (the “2015 Notes”). The net proceeds of such offering were used to fund the tender offer to repurchase $94,124,000 aggregate principal amount, or approximately 47.03%, of Viasystems, Inc.’s outstanding $200 million aggregate principal amount of 10.5% Senior Subordinated Notes due 2011 (the “2011 Notes”), and to pay transaction fees and expenses. The remaining net proceeds of the 2015 Notes offering were used to redeem the remaining outstanding 2011 Notes on January 15, 2010.

Additional Information

The mailing address of our principal executive offices is 101 South Hanley Road, Suite 400, St. Louis, Missouri 63105, and our telephone number at that address is (314) 727-2087. Our website address is www.viasystems.com. Information on or accessible through our website is not included or incorporated by reference in this prospectus. For additional information about us, see “Where You Can Find More Information About Us.”

THE OFFERING

Common stock being offered for resale to the public by the selling stockholders	1,390,087 shares

Common stock to be outstanding after this offering, the Merger and the Recapitalization	20,000,000 shares

Use of proceeds	We will not receive any proceeds from the resale of our common stock under this offering.

Proposed listing	Our common stock is not currently listed on any exchange or quotation system. In connection with this offering, we applied to list our common stock for quotation on The NASDAQ Global Market and our application has been approved, subject to notice of issuance.

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of risk factors you should carefully consider before deciding to invest in our common stock.

Unless otherwise indicated, the number of shares of common stock to be outstanding after this offering:

•	excludes 2,503,796 shares (approximately 209,435 shares after giving effect to the Merger and the Recapitalization) of our common stock issuable upon exercise of outstanding options and 1,378,226 shares (approximately 115,284 shares after giving effect to the Merger and the Recapitalization) of our common stock issuable upon exercise of outstanding warrants.

Unless otherwise indicated, and except as to the historical information contained in our Management’s Discussion and Analysis of Financial Condition and Results of Operations, Executive Compensation, Director Compensation and the historical financial statements included elsewhere herein, the information in this prospectus:

•	gives effect to the Merger and the Recapitalization; and

•	gives effect to our adoption of our third amended and restated certificate of incorporation and our second amended and restated bylaws, which will be in effect upon consummation of the Merger.

RISK FACTORS

You should consider carefully the following factors, as well as the other information set forth in this prospectus, before making an investment decision. Additional risks that are not currently known to us or that we currently consider immaterial may also adversely impact our business. If any of the following risks actually occur, our business, financial condition or operating results may be significantly adversely affected. You could lose all or part of your investment.

Risks Related to Our Business and Industry

During periods of excess global PCB manufacturing capacity, our gross margins may fall and/or we may have to incur restructuring charges if we choose to reduce the capacity of or close any of our facilities.

When we experience excess capacity, our sales revenues may not fully cover our fixed overhead expenses, and our gross margins will fall. If we conclude we have significant, long-term excess capacity, we may decide to permanently close or scale down our facilities and lay off some of our employees. Closures or lay-offs could result in our recording restructuring charges such as severance, other exit costs and asset impairments.

A significant portion of our net sales is based on transactions with our largest customers; if we lose any of these customers, our sales could decline significantly.

For the nine months ended September 30, 2009 and the years ended December 31, 2008, 2007 and 2006, sales to our ten largest customers accounted for approximately 75.1%, 73.3%, 76.2% and 73.7% of our net sales, respectively. Four of our customers, Alcatel-Lucent SA, Bosch Group, General Electric Company and Continental AG, each individually accounted for over 10% of our net sales for the year ended December 31, 2008 and the nine months ended September 30, 2009.

Although we cannot assure you that our principal customers will continue to purchase products from us at past levels, we expect a significant portion of our net sales will continue to be concentrated within a small number of customers. The loss of, or significant curtailment of purchases by, any of our principal customers could have a material adverse effect on our financial condition, operating results and cash flows.

We may experience fluctuations in our operating results, and because many of our operating costs are fixed, even small revenue shortfalls or increased expenses can have a disproportionate effect on our operating results.

Our operating results may vary significantly for a variety of reasons, including:

•	overall economic conditions in the electronics industry and global economy;

•	pricing pressures;

•	timing of orders from and shipments to major customers;

•	our capacity relative to the volume of orders;

•	expenditures in anticipation of future sales;

•	expenditures or write-offs related to acquisitions;

•	expenditures or write-offs related to restructuring activities;

•	start-up expenses relating to new manufacturing facilities; and

•	variations in product mix.

Our historical results of operations may not be indicative of the results to be expected for any future period as a result of unanticipated revenue shortfalls or increased expenses.

We have a history of losses and may not be profitable in the future.

We have a history of losses and cannot assure you that we will achieve sustained profitability in the near future. For the nine months ended September 30, 2009 and the years ended December 31, 2008, 2006, 2005 and 2004, we incurred losses from continuing operations of $38.8 million, $15.5 million, $25.6 million, $114.5 million and $36.6 million, respectively. If we cannot improve our profitability, the value of our enterprise may decline.

We rely on the automotive industry for a significant portion of our sales. Accordingly, the economic downturn in this industry has had, and may continue to have, a material adverse effect on our ability to forecast demand and production to meet desired sales levels.

The economic downturn in the automotive industry has had, and may continue to have, a material adverse effect on our ability to forecast demand and production and to meet desired sales levels. A significant portion of our sales are to customers within the automotive industry. For the nine months ending September 30, 2009 and the years ending December 31, 2008, 2007 and 2006, sales to customers in the automotive industry represented approximately 36.6%, 37.0%, 36.0% and 33.0% of our net sales, respectively. If the destabilization of the automotive industry or a market shift away from our automotive customers continues, it may have an adverse effect on our results of operations, financial condition and cash flows.

We rely on the telecommunications and networking industries for a significant portion of our sales. Accordingly, the economic downturn in these industries has had, and may continue to have, a material adverse effect on our ability to forecast demand and production and to meet desired sales levels.

A large percentage of our business is conducted with customers who are in the telecommunications and networking industries. For the nine months ending September 30, 2009 and the years ending December 31, 2008, 2007 and 2006, sales to customers in the telecommunications and networking industries represented approximately 27.8%, 26.0%, 31.0% and 32.0% of our net sales, respectively. These industries are characterized by intense competition, relatively short product life cycles and significant fluctuations in product demand. These industries are heavily dependent on the end markets they serve and therefore can be affected by the demand patterns of those markets. If the weakness in these industries continues, it would likely have a material adverse effect on our financial condition, operating results and cash flows.

Our exposure to the credit risk of our customers and suppliers may adversely affect our financial results.

We sell our products to customers that have in the past, and may in the future, experience financial difficulties, particularly in light of the recent global economic downturn. If our customers experience financial difficulties, we could have difficulty recovering amounts owed to us from these customers. While we perform credit evaluations and adjust credit limits based upon each customer’s payment history and credit worthiness, such programs may not be effective in reducing our exposure to credit risk. We evaluate the collectability of accounts receivable, and based on this evaluation make adjustments to the allowance for doubtful accounts for expected losses. Actual bad debt write-offs may differ from our estimates, which may have a material adverse effect on our financial condition, operating results and cash flows.

Our suppliers may also experience financial difficulties, which could result in our having difficulty sourcing the materials and components we use in producing our products and providing our services. If we encounter such difficulties, we may not be able to produce our products for our customers in a timely fashion which could have an adverse effect on our results of operations, financial condition and cash flows.

We are significantly influenced by our significant stockholders, whose interests may be different than ours.

Approximately 54.5% of our common stock is owned by affiliates of Hicks, Muse, Tate & Furst, Incorporated (“HMTF”). In addition, a stockholders agreement among us, affiliates of HMTF and other existing holders of our common stock provides that we and those stockholders have agreed to take all actions necessary, including voting the shares held by those stockholders, to elect five designees of HMTF to our board of directors. Accordingly, HMTF effectively controls the election of a majority of our board of directors and the approval or disapproval of certain other matters requiring stockholder approval and, as a result, has significant influence over the direction of our management and policies. Using this influence, HMTF may take actions or make decisions that are not in the same interests of our other stockholders. In addition, HMTF is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us or otherwise have business objectives that are not aligned with our business objectives.

If the Merger is consummated, approximately 77.8% of our common stock will be owned by an entity formed by Hicks, Muse, Tate & Furst Equity Fund III, LP and certain of its affiliates (the “HMTF Entities”), GSC Recovery II, L.P. and certain of its affiliates (the “GSC Entities”) and TCW Shared Opportunities Fund III, L.P. (“TCW” and together with the HMTF Entities and the GSC Entities, the “Funds”). Additionally, the existing stockholders agreement will be terminated and we will enter into a new stockholders agreement with the Funds, pursuant to which we will use commercially reasonable efforts to cause the election of five designees of the Funds to our board of directors, subject to reduction pursuant to the terms of the new stockholders agreement.

Accordingly, the Funds will effectively control the election of a substantial percentage of our board of directors and the approval or disapproval of certain other matters requiring stockholder approval and, as a result, have significant influence over the direction of our management and policies.

All of our manufacturing activities are conducted in foreign countries, exposing us to additional risks that may not exist in the United States.

International manufacturing operations represent 100% of our business. Sales outside the United States represent a significant portion of our net sales, and we expect net sales outside the United States to represent a significant portion of our total net sales. We operate manufacturing facilities in Mexico and The People’s Republic of China (“China” or the “PRC”).

Our international manufacturing operations are subject to a number of potential risks. Such risks include, among others:

•	inflation or changes in political and economic conditions;

•	unstable regulatory environments;

•	changes in import and export duties;

•	domestic and foreign customs and tariffs;

•	potentially adverse tax consequences;

•	trade restrictions;

•	restrictions on the transfer of funds into or out of a country;

•	labor unrest;

•	logistical and communications challenges;

•	difficulties associated with managing a large organization spread throughout various countries;

•	differing protection of intellectual property and trade secrets; and

•	other restraints and burdensome taxes.

These factors may have an adverse effect on our international operations or on the ability of our international operations to repatriate earnings to us.

We are subject to currency fluctuations, which may affect our cost of goods sold and operating margins.

A significant portion of our costs, including payroll and rent, are denominated in foreign currencies, particularly the Chinese renminbi (“RMB”). Changes in exchange rates between other currencies and the U.S. dollar will affect our cost of goods sold and operating margins and could have a material adverse effect on our financial condition, operating results and cash flows.

We lease land for all of our owned and leased Chinese manufacturing facilities from the Chinese government under land use rights agreements that may be terminated by the Chinese government.

We lease the land where our Chinese manufacturing facilities are located from the Chinese government through land use rights agreements. Although we believe our relationship with the Chinese government is sound, if the Chinese government decided to terminate our land use rights agreements, our assets could become impaired and our ability to meet our customers’ orders could be impacted. This could have a material adverse effect on our financial condition, operating results and cash flows.

Electrical power shortages in certain areas of Southern China have, in the past, caused the government to impose a power rationing program and additional or extended power rationings could adversely affect our Chinese operations.

In early 2008, certain areas of Southern China faced electrical power constraints, which resulted from extreme winter weather in the area. In order to address the power constraints, the Southern China Province Government initiated a power rationing plan. The power rationing program was terminated in May 2008. Although power rationing did not impact our Asia operations during the winter of 2008-2009, we may experience issues in the future with obtaining power or other key services due to infrastructure weaknesses in China that may impair our ability to compete effectively as well as adversely affect revenues and production costs.

We are dependent upon the electronics industry, which is highly cyclical and suffers significant downturns in demand resulting in excess manufacturing capacity and increased price competition.

The electronics industry, on which a substantial portion of our business depends, is cyclical and subject to significant downturns characterized by diminished product demand, rapid declines in average selling prices and over-capacity. This industry has experienced periods characterized by relatively low demand and price depression and is likely to experience recessionary periods in the future. Economic conditions affecting the electronics industry in general, or specific customers in particular, have adversely affected our operating results in the past and may do so in the future. Over the past year, the global economy has been greatly impacted by the global recessionary conditions linked to rising default levels in the U.S. home mortgage sector, volatile fuel prices and a changing political and economic landscape. These factors have contributed to historically low consumer confidence levels, resulting in a significantly intensified downturn in demand for products incorporating PCBs, which in turn has adversely affected our operating results in 2008 and for the first three quarters of 2009.

The electronics industry is characterized by intense competition, rapid technological change, relatively short product life cycles and pricing and profitability pressures. These factors adversely affect our customers and we suffer similar effects. Our customers are primarily high-technology equipment manufacturers in the communications and networking, computing and peripherals, test, industrial and medical and automotive markets of the electronics industry. Due to the uncertainty in the markets served by most of our customers, we cannot accurately predict our future financial results or accurately anticipate future orders. At any time, our customers can discontinue or modify products containing components manufactured by us, adjust the timing of orders and shipments or affect our mix of consolidated net sales, any of which could have a material adverse effect on our financial condition, operating results and cash flows.

There may be shortages of, or price fluctuations with respect to, raw materials or components, which would cause us to curtail our manufacturing or incur higher than expected costs.

We purchase the raw materials and components we use in producing our products and providing our services, and we may be required to bear the risk of raw material or component price fluctuations. In addition, shortages of raw materials such as laminates, a principal raw material used in our PCB operations, have occurred in the past and may occur in the future. Raw material or component shortages or price fluctuations such as these could have a material adverse effect on financial condition, operating results and cash flows. In addition, if we experience a shortage of materials or components, we may not be able to produce our products for our customers in a timely fashion.

The PCB and electronic manufacturing services (“EMS”) industries are highly competitive, and we may not be able to compete effectively in one or both of them.

The PCB industry is highly competitive, with multiple global competitors and hundreds of regional and local manufacturers. The EMS industry is also highly competitive, with competitors on the global, regional and local levels and relatively low barriers to entry. In both of these industries, we could experience increased future competition resulting in price reductions, reduced margins or loss of market share. Any of these could have an adverse effect on our financial condition, operating results or cash flows. In addition, some of our principal competitors may be less leveraged, may have greater access to financial or other resources, may have lower cost operations and may be better able to withstand adverse market conditions.

We generally do not obtain long-term volume purchase commitments from customers, and, therefore, cancellations, reductions in production quantities and delays in production by our customers could adversely affect our operating results.

For many of our customers, we do not have firm long-term purchase commitments, but rather conduct business on a purchase order basis. Customers may cancel their orders, reduce production quantities or delay production at any time for a number of reasons. Many of our customers have, over the past several years, experienced significant decreases in demand for their products and services. The uncertain economic conditions in the global economy and in several of the markets in which our customers operate have prompted some of our customers to cancel orders, delay the delivery of some of the products that we manufacture or place purchase orders for fewer products than we previously anticipated. Even when our customers are contractually obligated to purchase products from us, we may be unable or, for other business reasons, choose not to enforce our contractual rights. Cancellations, reductions or delays of orders by customers could:

•	adversely affect our operating results by reducing the volumes of products that we manufacture for our customers;

•	delay or eliminate recoupment of our expenditures for inventory purchased in preparation for customer orders; and

•	lower our asset utilization, which would result in lower gross margins.

Our products and the manufacturing processes we use to produce them are often highly complex and therefore may at times contain manufacturing defects, which may subject us to product liability and warranty claims.

We face an inherent business risk of exposure to warranty and product liability claims in the event that our products, particularly those supplied to the automotive industry, fail to perform as expected or such failure results, or is alleged to result, in bodily injury and/or property damage. If we were to manufacture and deliver products to our customers that contain defects, whether caused by a design, manufacturing or component failure, or deficiencies in our manufacturing processes, it may result in delayed shipments to our customers and reduced or cancelled customer orders. In addition, if any of our products are or are alleged to be defective, we may be required to participate in a recall of such products. As suppliers become more integral to the vehicle design process and assume more of the vehicle assembly functions, vehicle manufacturers are increasingly looking to their suppliers for contributions when faced with product liability claims or recalls. In addition, vehicle manufacturers, who have traditionally borne the costs associated with warranty programs offered on their vehicles, are increasingly requiring suppliers to guarantee or warrant their products and may seek to hold us responsible for some or all of the costs related to the repair and replacement of parts supplied by us to the vehicle manufacturer. A successful warranty or product liability claim against us in excess of our available insurance coverage or established warranty and legal reserves or a requirement that we participate in a product recall may have a material adverse effect on our business, financial condition, operating results and cash flows and may harm our business reputation, which could lead to customer cancellations or non-renewals.

Failure to meet the quality control standards of our automotive customers may cause us to lose existing, or prevent us from gaining new, automotive customers, which may adversely affect our financial results.

For safety reasons, our automotive customers have strict quality standards that generally exceed the quality requirements of our other customers. Because a significant portion of our Asian manufacturing facilities products are sold to customers in the automotive industry, if our manufacturing facilities in Asia do not meet these quality standards, our results of operations may be materially and adversely affected. These automotive customers may require long periods of time to evaluate whether our manufacturing processes and facilities meet their quality standards. If we were to lose automotive customers due to quality control issues, we might not be able to regain those customers, or gain new automotive customers, for long periods of time, which could significantly decrease our consolidated net sales and profitability.

The electronic manufacturing services industry is subject to rapid technological change; our failure to respond timely or adequately to such changes may render our existing technology less competitive or obsolete, and our operating results may suffer.

The market for our products and services is characterized by rapidly changing product platforms based on technology and continuing process development. The success of our business will depend, in large part, upon our ability to maintain and enhance our technological capabilities, develop and market products and services that meet changing customer needs and successfully anticipate or respond to technological product platforms changes on a cost-effective and timely basis. There can be no assurance that we will effectively respond to the technological product requirements of the changing market, including having sufficient cash flow to make additional capital expenditures that may be required as a result of those changes. To the extent we are unable to respond to such technological product requirements, our operating results may suffer.

Uncertainty and adverse changes in the economy and financial markets could have an adverse impact on our business and operating results.

Uncertainty or adverse changes in the economy could lead to a significant decline in demand for the end products manufactured by our customers, which, in turn, could result in a decline in the demand for our products and pressure to reduce our prices. As a result of the recent global economic downturn, many businesses appear to be experiencing weaker demand for their products and services and, as a result, are taking a more conservative stance in ordering component inventory. Any decrease in demand for our products could have an adverse impact on our financial condition, operating results and cash flows. Uncertainty and adverse changes in the economy could also increase the cost and decrease the availability of potential sources of financing and increase our exposure to losses from bad debts, either of which could have a material adverse effect on our financial condition, operating results and cash flows.

Recent instability in the financial markets has led to the consolidation, restructuring and closure of certain financial institutions. Should any of the financial institutions who maintain our cash deposits or who are a party to our credit facilities become unable to repay our deposits or honor their commitments under our credit facilities, it could have a material adverse effect on our financial condition, operating results and cash flows. As of September 30, 2009, approximately 33.9% of our cash balances were on deposit with Citibank (China), which is a subsidiary of Citigroup Inc. The U.S. government has previously taken certain actions to stabilize Citigroup Inc. in an effort to remove uncertainty and restore confidence in that company. Management has been monitoring, and will continue to monitor, the stability of Citigroup, Inc. and the appropriateness of our depository relationship with Citibank (China).

Oil prices may fluctuate, which would increase our cost to manufacture goods.

We generate a portion of our own electricity in certain of our manufacturing facilities using diesel generators, and we will be required to bear the increased cost of generating electricity if the cost of oil increases. Prices for diesel fuel rose substantially in several recent years. Future price increases for diesel fuel would increase our cost and could have a material adverse effect on our financial condition, operating results and cash flows.

Damage to our manufacturing facilities or information systems due to fire, natural disaster or other events could harm our financial results.

We have manufacturing facilities in China and Mexico. In addition, we maintain engineering and customer service centers in Canada, China, England, Hong Kong, Mexico, The Netherlands, and the United States. The destruction or closure of any of our facilities for a significant period of time as a result of fire, explosion, act of war or terrorism, blizzard, flood, tornado, earthquake, lightning, or other natural disaster could harm us financially, increasing our costs of doing business and limiting our ability to deliver our manufacturing services on a timely basis. Additionally, we rely heavily upon information technology systems and high-technology equipment in our manufacturing processes and the management of our business. We have developed disaster recovery plans; however, disruption of these technologies as a result of natural disaster or other events could harm our business and have a material adverse effect on our financial condition, operating results and cash flows.

If we lose key management, operations, engineering or sales and marketing personnel, we could experience reduced sales, delayed product development and diversion of management resources.

Our success depends largely on the continued contributions of our key management, administration, operations, engineering and sales and marketing personnel, many of whom would be difficult to replace. With the exception of certain of our executive officers, we generally do not have employment or non-compete agreements with our key personnel. If one or more members of our senior management or key professionals were to resign, the loss of personnel could result in loss of sales, delays in new product development and diversion of management resources, which would have a negative effect on our business. We do not maintain “key man” insurance policies on any of our personnel.

Due to the global economic downturn, we have made substantial reductions-in-force, including a number of management personnel. We do not anticipate the loss of any of the personnel will have a material impact on our operations and have attempted to mitigate the impact of the change in personnel. However, there can be no assurance that these risks are fully mitigated.

In addition, we rely on the collective experience of our employees, particularly in the manufacturing process, to ensure we continuously evaluate and adopt new technologies and remain competitive. Although we are not generally dependent on any one employee or a small number of employees involved in our manufacturing process, we have in the past experienced periods of high employee turnover and continue to experience significantly high employee turnover at our Asian facilities. If we are not able to replace these people with new employees with comparable capabilities, our operations could suffer as we may be unable to keep up with innovations in the industry or the demands of our customers. As a result, we may not be able to continue to compete effectively.

We are subject to environmental laws and regulations that expose us to potential financial liability.

Our operations are regulated under a number of federal, state, local and foreign environmental laws and regulations that govern, among other things, the discharge of hazardous materials into the air, ground and water as well as the handling, storage and disposal of, or exposure to, hazardous materials and occupational health and safety. Violations of these laws can lead to material liabilities, fines or penalties. Compliance with these environmental laws is a major consideration in the fabrication of PCBs because metals and other hazardous materials are used in the manufacturing process. In addition, it is possible that in the future, new or more stringent requirements could be imposed. Various federal, state, local and foreign laws and regulations impose liability on current or previous real property owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at the property. In addition, because we are a generator of hazardous wastes, we, along with any other person who arranges for the disposal of those wastes, may be subject to potential financial exposure for costs associated with the investigation and remediation of sites at which such hazardous waste has been disposed, if those sites become contaminated. Liability may be imposed without regard to legality of the original actions and without regard to whether we knew of, or were responsible for, the presence of such hazardous or toxic substances, and we could be responsible for payment of the full amount of the liability, whether or not any other responsible party is also liable.

We may have exposure to income tax rate fluctuations as well as to additional tax liabilities, which could impact our financial position.

As a corporation with a presence both abroad and in the United States, we are subject to taxes in various jurisdictions. Our effective tax rate is subject to fluctuation as the income tax rates for each year are a function of the following factors, among others:

•	the effects of a mix of profits or losses earned by us and our subsidiaries in numerous tax jurisdictions with a broad range of income tax rates;

•	our ability to utilize net operating losses;

•	changes in contingencies related to taxes, interest or penalties resulting from tax audits; and

•	changes in tax laws or the interpretation of such laws.

Changes in the mix of these items and other items may cause our effective tax rate to fluctuate between periods, which could have a material adverse effect on our financial position.

Certain of our Chinese subsidiaries have operated under tax holidays during the past years. These holidays allow a two-year tax exemption and a three-year 50% reduction in the tax rate. In addition, the Chinese government introduced new tax legislation that went into effect January 1, 2008, resulting in increases to the corporate tax rates. The expiration of these tax holidays and new tax legislation could have a material adverse effect on our effective tax rate, financial condition, operating results and cash flows.

We are also subject to non-income taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in various jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. Although we believe that our tax estimates are reasonable, we cannot provide assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our historical income tax provisions and accruals.

We could be subject to litigation in the course of our operations and relating to the Merger that could adversely affect our operating results.

If we became the subject of legal proceedings, our results may be affected by the outcome of such proceedings and other contingencies that cannot be predicted with certainty. When appropriate, and as required by U.S. GAAP, we estimate material loss contingencies and establish reserves based on our assessment of contingencies where liability is deemed probable and reasonably estimable in light of the facts and circumstances known to us at a particular point in time. Subsequent developments in legal proceedings may affect our assessment and estimates of the loss contingency recorded as a liability or as a reserve against assets in our consolidated financial statements and could result in an adverse effect on our results of operations in the period in which a liability would be recognized or cash flows for the period in which damages would be paid. Although claims have been rare in the past, because we are a manufacturer, we are subject to claims by our customers or end users of our products that we may have been negligent in our production or have infringed on intellectual property of another. In addition, following the announcement of the Merger, Merix, its board of directors and Viasystems have been named as defendants in two putative class action lawsuits brought by alleged Merix stockholders challenging Merix’ proposed Merger with Viasystems. See “Business — Legal Proceedings.”

Several of our competitors hold patents covering a variety of technologies, applications and methods of use similar to some of those used in our products. From time to time, we and our customers have received correspondence from our competitors claiming that some of our products, as used by our customers, may be infringing one or more of these patents. Competitors or others have in the past and may in the future assert infringement claims against our customers or us with respect to current or future products or uses, and these assertions may result in costly litigation or require us to obtain a license to use intellectual property rights of others. If claims of infringement are asserted against our customers, those customers may seek indemnification from us for damages or expenses they incur.

If we become subject to infringement claims, we will evaluate our position and consider the available alternatives, which may include seeking licenses to use the technology in question or defending our position. These licenses, however, may not be available on satisfactory terms or at all. If we are not able to negotiate the necessary licenses on commercially reasonable terms or successfully defend our position, our financial condition and operating results could be materially and adversely affected.

We may not have sufficient insurance coverage for certain of the risks and liabilities we assume in connection with the products and services we provide to our customers, which could leave us responsible for certain costs and damages incurred by our customers.

We carry various forms of business and liability insurance that we believe are reasonable and customary for similarly situated companies in our industry. However, we do not have insurance coverage for all of the risks and liabilities we assume in connection with the products and services we provide to our customers, such as potential warranty, product liability and product recall claims. As a result, such liability claims may only be partially covered under our insurance policies. We continue to monitor the insurance marketplace to evaluate the availability of and need to obtain additional insurance coverage in the future. However, should we sustain a significant uncovered loss, our net income would be reduced.

As a U.S. corporation with international operations, we are subject to the Foreign Corrupt Practices Act (“FCPA”). A determination that we violated this act may affect our business and operations adversely.

As a U.S. corporation, we and our subsidiaries are subject to the regulations imposed by the FCPA, which generally prohibits U.S. companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business. Any determination that we or any of our subsidiaries have violated the FCPA could have a material adverse effect on our financial position, operating results and cash flows.

Down-grading of our debt ratings would adversely affect us.

Any down-grading by Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., of our debt securities could make it more difficult for us to obtain new financing if we had an immediate need to increase our liquidity.

We may be required to recognize additional impairment charges.

Pursuant to U.S. GAAP, we are required to make periodic assessments of our goodwill, intangibles and other long-lived assets to determine if they are impaired. Disruptions to our business, end-market conditions and protracted economic weakness, unexpected significant declines in operating results of reporting units, divestitures and enterprise value declines may result in additional charges for goodwill and other asset impairments. Future impairment charges could substantially affect our reported earnings in the periods of such charges. In addition, such charges would reduce our consolidated net worth and our stockholder’s equity, increasing our debt-to-total-capitalization ratio.

We have a substantial amount of debt and may be unable to service or refinance this debt, which could have negative consequences on our business in the future, could adversely affect our ability to fulfill our obligations under our indebtedness and may place us at a competitive disadvantage in our industry.

As of September 30, 2009, our total outstanding indebtedness was approximately $215.2 million. In addition, as of September 30, 2009, we had approximately $116.1 million of Mandatory Redeemable Class A Junior preferred stock which was classified as liability under provisions of U.S. GAAP concerning financial instruments with characteristics of both liabilities and equity. Our net interest expense for the nine months ended September 30, 2009, and the year ended December 31, 2008, was approximately $24.4 million and $31.6 million, respectively. As of September 30, 2009, our total consolidated stockholders’ equity was a deficit of approximately $40.5 million. On September 1, 2009, our Chinese subsidiary, Guangzhou Termbray Electronics Technology Co., Ltd., consummated a 200 million RMB facility (approximately $29.3 million based on the exchange rate of as September 30, 2009) of which, $10 million was outstanding at September 30, 2009. On November 25, 2009, our subsidiary, Viasystems, Inc., completed a tender offer to repurchase $94,124,000 aggregate principal amount, or approximately 47.03%, of the 2011 Notes; and on November 24, 2009, completed an offering of the 2015 Notes. The net proceeds of that offering were used to fund the tender offer for Viasystem, Inc.’s 2011 Notes, and to pay transaction fees and expenses. The remaining net proceeds of the 2015 Notes offering were used to redeem the remaining outstanding 2011 Notes on January 15, 2010.

This high level of debt could have negative consequences to us. For example, it could:

•	result in our inability to comply with the financial and other restrictive covenants in our credit facilities;

•	increase our vulnerability to adverse industry and general economic conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to make scheduled principal payments on our debt, thereby reducing the availability of our cash flow for working capital, capital investments and other business activities;

•	limit our ability to obtain additional financing to fund future working capital, capital investments and other business activities;

•	limit our ability to refinance our indebtedness on terms that are commercially reasonable, or at all;

•	expose us to the risk of interest rate fluctuations to the extent we pay interest at variable rates on the debt;

•	limit our flexibility to plan for, and react to, changes in our business and our industry; and

•	place us at a competitive disadvantage relative to our less leveraged competitors.

Servicing our debt requires a significant amount of cash and our ability to generate cash may be affected by factors beyond our control.

Our business may not generate cash flow in an amount sufficient to enable us to pay the principal of, or interest on, our indebtedness, or to fund our other liquidity needs, including working capital, capital expenditures, product development efforts, strategic acquisitions, investments and alliances and other general corporate requirements.

Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that:

•	our business will generate sufficient cash flow from operations;

•	we will continue to realize the cost savings, revenue growth and operating improvements that resulted from the execution of our long-term strategic plan; or

•	future sources of funding will be available to us in amounts sufficient to enable us to fund our liquidity needs.

If we cannot fund our liquidity needs, we will have to take actions such as reducing or delaying capital expenditures, product development efforts, strategic acquisitions, investments and alliances; selling assets; restructuring or refinancing our debt; or seeking additional equity capital. We cannot assure you that any of these remedies could, if necessary, be effected on commercially reasonable terms, or at all, or that they would permit us to meet our scheduled debt service obligations. The Wachovia Credit Facility and the indenture governing the 2015 Notes limit the use of the proceeds from any disposition of assets and, as a result, we may not be allowed, under those documents, to use the proceeds from such dispositions to satisfy all current debt service obligations. In addition, if we incur additional debt, the risks associated with our substantial leverage, including the risk that we will be unable to service our debt or generate enough cash flow to fund our liquidity needs, could intensify.

We are a holding company with no operations of our own and depend on our subsidiaries for cash.

Although our operations are conducted through our subsidiaries, none of our subsidiaries are obligated to make funds available to us for payment on our indebtedness. Accordingly, our ability to service our indebtedness is dependent on the earnings and the distribution of funds from our subsidiaries. In addition, payment of dividends, distributions, loans or advances to us by our subsidiaries could be subject to restrictions on dividends or repatriation of earnings under applicable local law and monetary transfer restrictions in the jurisdictions in which our subsidiaries operate. Payments to us by our subsidiaries are also contingent upon our subsidiaries’ earnings. Our ability to repatriate cash generated by our foreign operations or borrow from our foreign subsidiaries may be limited by tax, foreign exchange or other laws. Also, the amount we are able to repatriate to pay U.S. dollar based obligations will be subject to foreign exchange rates. Foreign earnings may be subject to foreign taxes and withholding, potentially at confiscatory levels. Cash we hold in foreign entities may become subject to exchange controls that prevent their being converted into other currencies, including U.S. dollars. Foreign tax laws may affect our ability to repatriate cash from foreign subsidiaries in a tax efficient manner or at all. Legal restrictions may prevent foreign subsidiaries from paying dividends or other cash distributions to service payments on our indebtedness, and directors and officers of such foreign subsidiaries may therefore be unable or unwilling to authorize such payments or such loans. If these or other risks limit our ability to transfer cash generated by our foreign operations to us, our ability to make payments on our indebtedness will be impaired.

Restrictive covenants in the indenture governing the 2015 Notes and the agreements governing our other indebtedness will restrict our ability to operate our business.

The indenture for the 2015 Notes and the agreement governing the Wachovia Credit Facility will, and agreements governing our other indebtedness in effect from time to time will likely, contain covenants that restrict our ability to, among other things, incur additional debt, pay dividends, make investments, enter into transactions with affiliates, merge or consolidate with other entities or sell all or substantially all of our assets. Additionally, the agreement governing the Wachovia Credit Facility will require us to maintain certain financial ratios. A breach of any of these covenants could result in a default thereunder, which could allow the lenders or the noteholders to declare all amounts outstanding thereunder immediately due and payable. If we are unable to repay outstanding borrowings when due, the lenders will have the right to proceed against the collateral granted to them under the Wachovia Credit Facility, including the capital stock of Viasystems, Inc. We may also be prevented from taking advantage of business opportunities that arise because of the limitations imposed on us by the restrictive covenants under our indebtedness, including the indenture for the 2015 Notes.

We may not realize the expected benefits of the Merger because of integration difficulties and other challenges.

The success of the Merger will depend, in part, on our ability to realize the anticipated synergies and cost savings from integrating the Merix business with our existing businesses. The integration process may be complex, costly and time-consuming. The difficulties of integrating the operations of the Merix business include, among others:

•	failure to implement our business plan for the combined business;

•	unanticipated issues in integrating manufacturing, logistics, information, communications and other systems;

•	unanticipated changes in applicable laws and regulations;

•	failure to retain key employees;

•	failure to retain customers;

•	operating, competitive and market risks inherent in Merix’ business and our business;

•	the impact of the Merger on our internal controls and compliance with the regulatory requirements under the Sarbanes-Oxley Act of 2002; and

•	unanticipated issues, expenses and liabilities.

We may not accomplish the integration of Merix’ business smoothly, successfully or within the anticipated cost range or timeframe. The diversion of our management’s attention from our current operations to the integration effort and any difficulties encountered in combining operations could prevent us from realizing the full benefits anticipated to result from the Merger and could adversely affect our business.

We may be unable to realize anticipated cost synergies or may incur additional costs.

We have identified annual cost synergies in connection with the Merger, consisting of the elimination of redundant corporate costs, selling, general and administrative expense reductions, materials savings and other rationalizations, in addition to the potential for revenue synergies. While management believes that these cost synergies are achievable, we may be unable to realize all of these cost synergies within the timeframe expected or at all. In addition, we may incur additional and/or unexpected costs in order to realize these cost synergies.

The purchase price allocation for Merix reflected in the unaudited pro forma condensed combined financial data contained elsewhere in this prospectus is preliminary, and the adjustment upon the completion of the final valuation of Merix after the Merger may be materially different than as reflected herein.

The purchase price allocation for Merix reflected in the unaudited pro forma condensed combined financial data contained elsewhere in this prospectus is preliminary. For the purposes of the unaudited pro forma condensed combined financial data, we have made a preliminary allocation of the estimated purchase price paid as compared to the net assets expected to be acquired in the Merger, as if the Merger had closed on September 30, 2009. When the actual calculation and allocation of the purchase price to net assets acquired is performed, it will be based on the net assets assumed at the effective date of the Merger and other information at that date to support the allocation of the fair values of Merix’ assets and liabilities. Accordingly, the actual amounts of net assets will vary from the pro forma amounts, and the final valuation of Merix may be materially different than as reflected in the selected unaudited pro forma condensed combined financial data contained in this prospectus. See “Unaudited Pro Forma Condensed Combined Financial Data” and the notes thereto.

The requirements of being a public company, including compliance with the requirements of the NASDAQ and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase costs and distract management.

As a public company with listed equity securities, we will need to comply with laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act of 2002, related regulations of the SEC and requirements of the NASDAQ, with which we were not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of the time of our board of directors and management and will increase our costs and expenses.

Success in Asia may adversely affect our U.S. operations.

To the extent Asian PCB manufacturers are able to compete effectively with products historically manufactured in the United States, Merix’ facilities in the United States may not be able to compete as effectively and parts of Merix’ North American operations may not remain viable.

If competitive production capabilities increase in Asia and other foreign countries, where production costs are lower, we may lose market share in both North America and Asia, and our profitability may be materially adversely affected by increased pricing pressure.

PCB manufacturers in Asia and other geographies often have significantly lower production costs than Merix’ North American operations and may even have cost advantages over Merix’ Asia operations. Production capability improvements by foreign and domestic competitors may play an increasing role in the PCB markets in which we and Merix compete, which may adversely affect our revenues and profitability. While PCB manufacturers in these locations have historically competed primarily in markets for less technologically advanced products, they are expanding their manufacturing capabilities to produce higher layer count, higher technology PCBs and could compete more directly with Merix’ North American and Asia operations.

Failure to maintain good relations with a minority investor in Merix’ majority-owned China subsidiaries could materially adversely affect our ability to manage Merix’ Asian operations.

Currently, Merix has a PCB manufacturing plant in each of Huiyang and Huizhou, China that are each operated by a separate majority-owned joint venture subsidiary of Merix. A minority investor owns a 5% interest in the Merix subsidiary that operates the Huiyang plant. The same minority investor owns a 15% interest in the Merix subsidiary that operates the Huizhou plant. The minority owner owns the buildings of the Huizhou facility and it leases the premises to the Merix subsidiary. The minority investor is owned by the Chinese government and has close ties to local economic development and other Chinese government agencies. In connection with the negotiation of its investments, the minority investor secured certain rights to be consulted and to consent to certain operating and investment matters concerning the plants and to be represented on the subsidiaries’ boards of directors overseeing these businesses. Failure to maintain good relations with the minority investor in either Chinese subsidiary could materially adversely affect our ability to manage the operations of one or more of the plants.

Merix has reported material weaknesses in its internal control over financial reporting and if additional material weaknesses are discovered in the future, investor confidence in us may be adversely affected.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected. In connection with management’s assessments of Merix’ internal control over financial reporting in prior fiscal years, Merix identified material weaknesses in its internal control over financial reporting.

Merix has previously identified a material weakness in internal control over financial reporting for its Asia operations, which has been remediated as of May 30, 2009. At the time of Merix’ acquisition of Merix Asia Limited (“Merix Asia”) in September 2005, Merix Asia had a weak system of internal control over financial reporting and needed to develop processes to strengthen its accounting systems and control environment. Merix has devoted significant time and resources to improving the internal controls over financial reporting since the acquisition.

Merix may, in the future, identify additional internal control deficiencies that could rise to the level of a material weakness or uncover errors in financial reporting. Material weaknesses in its internal control over financial reporting may cause investors to lose confidence in us, which could have an adverse effect on our business and the trading price of our common stock.

If we do not align Merix’ manufacturing capacity with customer demand, we could experience difficulties meeting our customers’ expectations or, conversely, incur excess costs to maintain unneeded capacity.

Beginning the latter half of its first quarter and continuing through its second quarter of fiscal 2010, Merix noted increasing demand for its products as customers began to rebuild inventory levels, which were severely curtailed in response to the deterioration in global economic conditions. If we fail to recruit, train and retain sufficient staff to meet customer demand, particularly in China, we may experience extended lead times leading to the loss of customer orders. Conversely, if we restore manufacturing capacity and order levels do not remain stable or increase, our business, operating results and financial condition could be adversely impacted.

We will export products from the United States to other countries. If we fail to comply with export laws, we could be subject to additional taxes, duties, fines and other punitive actions.

Exports from the United States are regulated by the U.S. Department of Commerce. Failure to comply with these regulations can result in significant fines and penalties. Additionally, violations of these laws can result in punitive penalties, which would restrict or prohibit us from exporting certain products, resulting in significant harm to our business.

Risks Related to Owning Our Common Stock

There may not be an active, liquid trading market for our common stock.

Prior to this offering, there has been no public market for shares of our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on The NASDAQ Global Market, or how liquid that market may become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you purchase.

Insiders will continue to have substantial control over us after this offering which could limit your ability to influence the outcome of key transactions, including a change of control.

Our principal stockholders, directors and executive officers and entities affiliated with them will own approximately 80.5% of the outstanding shares of our common stock after this offering and the consummation of the Merger. As a result, these stockholders, if acting together, would be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. In addition, we have elected to opt out of Section 203 of the Delaware General Corporation Law, which prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder,” and we will be able to enter into transactions with our principal stockholders. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

We expect that our stock price will fluctuate significantly, which could cause the value of your investment to decline, and you may not be able to resell your shares at or above the initial public offering price.

Securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common stock regardless of our operating performance. The trading price of our common stock is likely to be volatile and subject to wide price fluctuations in response to various factors, including:

•	market conditions in the broader stock market;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	introduction of new products or services by us or our competitors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	investor perceptions of us and the electronics industry or telecommunications industry;

•	sales, or anticipated sales, of large blocks of our stock;

•	additions or departures of key personnel;

•	regulatory or political developments;

•	litigation and governmental investigations; and

•	changing economic conditions.

These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

Some provisions of Delaware law and our certificate of incorporation and bylaws may deter third parties from acquiring us and diminish the value of our common stock.

Our third amended and restated certificate of incorporation and second amended and restated bylaws provide for, among other things:

•	restrictions on the ability of our stockholders to call a special meeting and the business that can be conducted at such meeting;

•	restrictions on the ability of our stockholders to remove a director or fill a vacancy on the board of directors;

•	our ability to issue preferred stock with terms that the board of directors may determine, without stockholder approval;

•	the absence of cumulative voting in the election of directors;

•	a prohibition of action by written consent of stockholders unless such action is recommended by all directors then in office; and

•	advance notice requirements for stockholder proposals and nominations.

These provisions in our third amended and restated certificate of incorporation and second amended and restated bylaws may discourage, delay or prevent a transaction involving a change of control of our company that is in the best interest of our minority stockholders. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging future takeover attempts.

You may experience dilution of your ownership interests due to the future issuance of additional shares of our capital stock, which could have an adverse effect on the price of our common stock.

We may in the future issue additional shares of our common stock which could result in the dilution of the ownership interests of our stockholders. Upon completion of the Merger, we will be authorized to issue 100 million shares of common stock and 25 million shares of preferred stock with such designations, preferences and rights as determined by our board of directors. Upon consummation of the Merger, we are expected to have outstanding approximately 20 million shares of common stock, and no shares of preferred stock. The potential issuance of such additional shares of common stock may create downward pressure on the trading price of our common stock. We may also issue additional shares of our common stock in connection with the hiring of personnel, future acquisitions, future issuances of our securities for capital raising purposes or for other business purposes. Future sales of substantial amounts of our common stock, or the perception that sales could occur, could have a material adverse effect on the price of our common stock.

USE OF PROCEEDS

We are registering these shares pursuant to the registration rights granted to the selling stockholders in connection with the Note Exchange Agreement. We will not receive any proceeds from the resale of our common stock under this offering. See “Summary — Recent Developments — Pending Merger with Merix Corporation and Related Transactions — Note Exchange.”

DIVIDEND POLICY

We currently do not, and do not in the foreseeable future intend to, pay cash dividends on our common stock. However, Viasystems’ subsidiaries in China will continue to make required distributions to minority interest holders. Furthermore, our Guangzhou 2009 Credit Facility and the indenture governing our 2015 Notes contain, and our new Wachovia Credit Facility will contain, restrictions that limit our or our subsidiaries’ ability to pay dividends. We currently intend to retain all available earnings generated by our operations for use in our business operations and debt service.

CAPITALIZATION

The following table sets forth as of September 30, 2009 our cash and cash equivalents and capitalization:

•	on an actual basis; and

•	on a pro forma basis giving effect to Viasystems, Inc.’s recent issuance of the 2015 Notes, the Merger and related transactions.

This table should be read in conjunction with the sections entitled “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Combined Financial Data” and our consolidated financial statements and the related notes thereto, included elsewhere in this prospectus.

	As of September 30, 2009
	Actual	Pro Forma
	(Unaudited)
	(Dollars in thousands)

Cash and cash equivalents	$110,725	$80,125

Long-term debt (including current portion):
Wachovia Credit Facility(1)	—	—
12.00% Senior Secured Notes due 2015	—	220,000
Discount on 12.00% Senior Secured Notes due 2015	—	(8,208)
10.50% Senior Subordinated Notes due 2011(2)	200,000	—
Guangzhou 2009 Credit Facility	10,000	10,000
Capital leases	5,167	5,167

Total long-term debt	215,167	226,959
Mandatory Convertible Class A Junior preferred stock	116,055	—
Redeemable Class B Senior preferred stock	96,154	—
Stockholder’s equity:
Common shares, $0.01 par value; 110,000,000 shares authorized; 28,874,509 shares issued and outstanding	289	200
Paid-in capital	1,946,077	2,256,111
Accumulated deficit	(1,994,160)	(1,996,701)
Accumulated other comprehensive income	7,337	7,337
Noncontrolling interests	—	4,501

Total stockholder’s equity	(40,457)	271,448

Total capitalization	$386,919	$498,407

(1)	In connection with the Merger and conditioned upon the consummation of the Merger, we expect to enter into a new $75.0 million asset-backed senior secured revolving credit facility. We do not currently expect to borrow any amounts under the Wachovia Credit Facility in connection with the Merger.

(2)	On November 25, 2009, Viasystems, Inc. purchased $94,124,000 of the $200.0 million original principal amount of 10.50% Senior Subordinated Notes due 2011 pursuant to a tender offer. Viasystems, Inc. redeemed the remaining amount of such notes on January 15, 2010.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected historical consolidated financial data as of the dates and for the periods indicated. The selected historical consolidated financial data for the fiscal year ended December 31, 2006 and as of and for the fiscal years ended December 31, 2007 and December 31, 2008 have been derived from our audited historical consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial data as of December 31, 2006 and as of and for the fiscal years ended December 31, 2004 and December 31, 2005 have been derived from our audited historical consolidated financial statements not included in this prospectus. The selected historical consolidated financial data as of and for the nine months ended September 30, 2009 and for the nine months ended September 30, 2008, have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus, each of which have been prepared on a basis consistent with our annual audited consolidated financial statements. The selected historical consolidated financial data as of September 30, 2008 have been derived from our unaudited condensed consolidated financial statements not included in into this prospectus, but which have been prepared on a basis consistent with our annual audited consolidated financial statements. In the opinion of management, such unaudited financial data reflect all adjustments, consisting of normal and recurring adjustments, necessary for a fair statement of our financial position and results of our operations for those periods. The historical results of operations for any period are not necessarily indicative of the results to be expected for any future period.

The selected historical consolidated financial data should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and by our consolidated financial statements and related notes thereto, each appearing elsewhere in this prospectus.

						Nine Months Ended
	Year Ended December 31,					September 30,
	2004	2005	2006	2007	2008	2008	2009
	(Dollars in thousands, except per share data)					(Unaudited)

Statements of Operations Data:
Net sales	$630,754	$652,821	$734,992	$714,343	$712,830	$565,019	$365,085
Operating expenses:
Cost of goods sold(1)	521,393	560,974	601,232	570,384	568,356	446,462	296,300
Selling, general and administrative(1)	65,205	66,190	56,339	58,215	52,475	42,938	32,115
Depreciation	41,622	44,234	45,422	49,704	53,285	39,839	37,832
Amortization	1,570	1,436	1,325	1,269	1,243	936	900
Restructuring and impairment(2)	1,013	27,662	(4,915)	278	15,069	—	5,153

Operating (loss) income	(49)	(47,675)	35,589	34,493	22,402	34,844	(7,215)
Other expense (income):
Interest expense, net	46,092	48,137	38,768	30,573	31,585	23,570	24,443
Amortization of deferred financing costs	1,305	1,613	1,678	2,065	2,063	1,547	1,547
Loss on early extinguishment of debt(3)	—	—	1,498	—	—	—	729
Reorganization expenses (reversals)(4)	(9,776)	—	—	—	—	—	—
Loss on conversion of Class A Junior preferred stock	6,175	—	—	—	—	—	—
Other, net	(980)	13,110	742	277	(711)	(2,028)	479

(Loss) income before income taxes	(42,865)	(110,535)	(7,097)	1,578	(10,535)	11,755	(34,413)
Income tax provision	(6,291)	3,953	18,514	(6,853)	4,938	7,652	4,395

(Loss) income from continuing operations(5)	(36,574)	(114,488)	(25,611)	8,431	(15,473)	4,103	(38,808)
Income from discontinued operations, net of tax(1)(5)	27,307	25,739	9,475	—	—	—	—
Gain on disposition of discontinued operations, net of tax(5)	—	—	214,085	—	—	—	—

Net income (loss)	$(9,267)	$(88,749)	$197,949	$8,431	$(15,473)	$4,103	$(38,808)

Less: Accretion of Class B Senior Convertible preferred stock	5,642	6,114	6,633	7,203	7,829	5,831	6,342

Net (loss) income available to common stockholders	$(14,909)	$(94,863)	$191,316	$1,228	$(23,302)	$(1,728)	$(45,150)

Basic and diluted (loss) income per share from continuing operations (unaudited)	$(1.86)	$(4.18)	$(1.12)	$0.04	$(0.81)	$(0.06)	$(1.56)

Shares used in basic and diluted share calculations	22,646	28,875	28,875	28,875	28,875	28,875	28,875

Balance Sheet Data (at period end):
Cash and cash equivalents	$112,891	$35,923	$37,954	$64,002	$83,053	$61,818	$110,725
Working capital	150,776	91,071	95,475	110,460	119,118	125,970	114,882
Total assets	746,845	710,237	625,085	628,429	585,238	641,997	543,663
Total debt, including current maturities	465,555	462,535	206,914	206,613	220,663	224,105	215,167
Stockholders’ equity (deficit)(6)	(88,773)	(155,631)	32,844	26,141	582	21,259	(40,457)
Consolidated Statement of Cash Flows Data:
Net cash provided by (used in) operating activities	71,410	11,646	(1,838)	63,794	53,738	22,798	44,333
Net cash provided by (used in) investing activities	(71,933)	(85,022)	273,818	(36,992)	(48,262)	(41,982)	(10,714)
Net cash provided by (used in) financing activities	54,545	(3,245)	(270,546)	(754)	13,575	17,000	(5,947)

(1)	Effective January 1, 2004, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”). On January 1, 2006, we adopted SFAS No. 123 (revised 2004), Share-Based Payments (“SFAS No. 123(R)”). Stock compensation expense included in cost of goods sold and selling, general and administrative expenses for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 and nine months ended September 30, 2009 and 2008 was $615, $2,085, $1,400, $6,152, $3,710, $704 and $651, respectively. Stock compensation expense included in income from discontinued operations, net for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 and nine months ended September 30, 2009 and 2008 was $0, $0, $105, $641, $127, $0 and $0, respectively.

(2)	Represents restructuring charges taken to downsize and close facilities and impairment losses related to the write-off of long-lived assets. In 2006, restructuring and impairment includes realized gains of $5,463 related to property held for sale that was disposed of in 2006. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the accompanying notes to consolidated financial statements.

(3)	In 2006, in connection with the termination of our 2003 credit facility, we recorded a loss on early extinguishment of debt of $1,498. In 2009, in connection with the termination of our credit agreement, dated as of August 17, 2006 with UBS AG Hong Kong Branch and UBS AG, Singapore Branch (the “2006 Credit Agreement”), we recorded a loss on early extinguishment of debt of $729.

(4)	In May 2004, a promissory note to the Secretary of State for Trade and Industry of the United Kingdom was discharged in full as a result of proceeds they received from the liquidation of a disposed subsidiary of ours, which resulted in a gain of $9,776.

(5)	On May 1, 2006, we sold our wire harness business. All periods have been restated to reflect the wire harness business as a discontinued operation.

(6)	On January 1, 2007, we adopted Financial Accounting Standard Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (“FIN 48”). As a result of the adoption of FIN 48, we recorded a $10,213 increase in the net liability for unrecognized tax positions, which was recorded as a cumulative effect adjustment to the opening balance of accumulated deficit on January 1, 2007. During the fourth quarter of 2006, we adopted Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB No. 108”). As a result of the adoption of SAB No. 108, we recorded an $8,628 cumulative effect adjustment to accumulated deficit on January 1, 2006.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following unaudited pro forma condensed combined balance sheet as of September 30, 2009, and the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2009 and the twelve months ended December 31, 2008, are based upon the historical consolidated financial statements of Viasystems Group, Inc. (“Viasystems”) and Merix Corporation (“Merix”) after giving effect to the Merger and related transactions, and after applying the assumptions, reclassifications and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial data.

Viasystems and Merix have different fiscal year ends. For ease of reference, all pro forma statements use Viasystems’ period end date and no adjustments were made to Merix’ reported information for its different period end dates. Accordingly, the unaudited pro forma condensed combined balance sheet as of September 30, 2009, combines Viasystems’ historical unaudited condensed consolidated balance sheet as of September 30, 2009, and Merix’ historical unaudited consolidated balance sheet as of August 29, 2009, and is presented as if the Merger had occurred on September 30, 2009. The unaudited pro forma condensed combined statement of operations for the twelve months ended December 31, 2008, combines the historical audited results of Viasystems for the twelve months ended December 31, 2008, and the historical unaudited results of Merix for twelve months ended November 29, 2008, which have been derived from Merix’ historical audited consolidated statements of operations for the twelve months ended May 31, 2008, and Merix’ historical unaudited consolidated statements of operations for the six months ended November 29, 2008 and December 1, 2007. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2009, combines the historical unaudited results of Viasystems for the nine months ended September 30, 2009, and the historical unaudited results of Merix for nine months ended August 29, 2009, which have been derived from Merix’ historical audited consolidated statement of operations for the twelve months ended May 30, 2009, Merix’ historical unaudited consolidated statement of operations for the three months ended August 29, 2009, and Merix’ historical unaudited consolidated statement of operations for the six months ended November 29, 2008. The unaudited pro forma condensed combined statements of operations are presented as if the Merger occurred on January 1, 2008.

The unaudited pro forma condensed combined financial data are presented for informational purposes only. The unaudited pro forma condensed combined financial data do not purport to represent what Viasystems’ and Merix’ actual consolidated results of operations or consolidated financial condition would have been had the Merger actually occurred on the dates indicated, nor are they necessarily indicative of future consolidated results of operations or consolidated financial condition.

The unaudited pro forma condensed combined financial data should be read in conjunction with the information contained in “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements of Viasystems and Merix and related notes thereto appearing elsewhere in this prospectus.

The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial data to give effect to pro forma events that are, based upon available information and certain assumptions, (i) directly attributable to the Merger, (ii) factually supportable and reasonable under the circumstances and (iii) with respect to the statements of operations, expected to have a continuing impact on the combined results.

The Merger between Viasystems and Merix will be accounted for using the acquisition method of accounting. The unaudited pro forma condensed combined financial data presented assume that, as part of a number of Merger related transactions to occur simultaneously, Merix will become a wholly owned subsidiary of Viasystems. Viasystems is the acquiror for accounting purposes, and thus Viasystems will acquire all of the assets, including identifiable intangible assets, and assume all of the liabilities of Merix (the “Net Assets”). For purpose of the unaudited pro forma condensed combined financial data, the Net Assets have been valued based on preliminary estimates of their fair values, which will be revised as additional information becomes available. The actual adjustments to Viasystems’ consolidated financial statements upon the closing of the Merger will depend on a number of factors, including additional information available and the actual balance of Merix’ Net Assets on the closing date of the Merger. Therefore, the actual adjustments will differ from the pro forma adjustments, and the differences may be material.

The unaudited pro forma condensed combined financial data do not reflect any costs required to integrate the operations of Viasystems and Merix or any cost savings, operating synergies or revenue enhancements that the combined companies may achieve as a result of the Merger.

On November 24, 2009, our subsidiary, Viasystems, Inc., completed an offering of the 2015 Notes; and on November 25, 2009, completed a tender offer to repurchase $94,124,000 aggregate principal amount, or approximately 47.03%, of its 2011 Notes. The net proceeds of the 2015 Notes offering were partially used to fund the tender offer for Viasystem, Inc.’s 2011 Notes and to pay transaction fees and expenses. The remaining net proceeds of the 2015 Notes offering were used to redeem the remaining outstanding 2011 Notes on January 15, 2010. The unaudited pro forma condensed combined financial data do not reflect any adjustments related to the private placement of 2015 Notes, the tender offer or redemption.

Unaudited Pro Forma Condensed Combined Balance Sheet
as of September 30, 2009

	Historical	Historical					Pro Forma
	September 30,	August 29,					for the Merger
	2009	2009	(See Note 6)		(See Note 6)		September 30,
	Viasystems,	Merix	Reclassifications		Adjustments		2009
	Group, Inc.	Corporation	for the Merger		for the Merger		Combined
	(In thousands)

ASSETS
Current assets:
Cash and cash equivalents	$110,725	$21,353	$—		$ (51,470	) E,F,O	$80,608
Restricted cash	303	—	—		—		303
Accounts receivable, net	77,219	42,219	—		—		119,438
Inventories	50,202	14,941	—		480	G	65,623
Prepaid expenses and other	11,129	7,200	—		—		18,329

Total current assets	249,578	85,713	—		(50,990)		284,301
Property, plant and equipment, net	206,189	89,458	1,190	A	—	P	296,837
Goodwill	79,485	11,392	—		(8,360	) H	82,517
Intangible assets, net	4,943	6,359	—		(1,359	) H	9,943
Deferred financing costs, net	2,088	—	2,826	B	(826	) F,O	4,088
Assets held for sale	—	1,146	—		17,553	G	18,699
Other assets	1,380	4,849	(4,016	) A,B	—		2,213

Total assets	$543,663	$198,917	$—		(43,982)		$698,598

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$12,119	$—	$—		—		$12,119
Accounts payable	79,225	34,514	—		—		113,739
Accrued and other liabilities	43,352	14,547	—		(945	) E,F	56,954

Total current liabilities	134,696	49,061	—		(945)		182,812
Long-term debt, less current maturities	203,048	83,000	—		(83,000	) E,F	203,048
Mandatory redeemable Class A Junior preferred stock	116,055	—	—		(116,055	) J	—
Other non-current liabilities	34,167	4,582	—		—		38,749

Total liabilities	487,966	136,643	—		(200,000)		424,609
Redeemable Class B Senior Convertible preferred stock	96,154	—	—		(96,154	) J	—
Stockholders’ equity:
Total stockholders’ controlling interest	(40,457)	58,565	—		251,380	E,I,J,K	269,488
Noncontrolling interests	—	3,709	—		792	G	4,501

Total stockholders’ equity	(40,457)	62,274	—		252,172		273,989

Total liabilities and stockholders’ equity	$543,663	$198,917	$—		$(43,982)		$698,598

See accompanying notes to unaudited pro forma condensed combined financial data

Unaudited Pro Forma Condensed Combined Statement of Operations
for the Year Ended December 31, 2008

	Historical	Historical					Pro Forma
	Twelve Months	Twelve Months					for the Merger
	December 31,	November 29,					Twelve Months
	2008	2008	(See Note 6)		(See Note 6)		December 31,
	Viasystems,	Merix	Reclassifications		Adjustments		2008
	Group, Inc.	Corporation	for the Merger		for the Merger		Combined
	(Dollars in thousands, except per share data)

Net sales	$712,830	$349,356	$—		$—		$1,062,186
Operating expenses:
Cost of goods sold, exclusive of items shown separately below	568,356	315,754	(12,331	) C, D	—		871,779
Engineering	—	2,120	(2,120	) C, D	—		—
Selling, general and administrative	52,475	36,423	(3,546	) C	(200	) L	85,152
Depreciation	53,285	—	18,025	C	—	P	71,310
Amortization	1,243	2,087	(28	) C	(1,559	) M	1,743
Restructuring and impairment	15,069	15,027	—		—		30,096

Operating income (loss)	22,402	(22,055)	—		(1,759)		2,106
Other expense (income):
Interest expense, net	31,585	3,487	(844	) B	(11,920	) E,F,J,N	22,308
Amortization of deferred financing costs	2,063	—	844	B	(344	) F,O	2,563
Gain on extinguishment of debt	—	(4,618)	—		—		(4,618)
Other, net	(711)	1,158	—		—		447

Loss before taxes	(10,535)	(22,082)	—		14,023		(18,594)
Income tax provision	4,938	1,967	—		—	Q	6,905

Net loss	(15,473)	(24,049)	—		14,023		(25,499)
Less: Net income attributable to noncontrolling interests	—	1,079	—		—		1,079

Net loss attributable to controlling interest	$(15,473)	$(25,128)	$—		$14,023		$(26,578)

Less: Accretion of Class B Senior Convertible preferred stock	7,829	—	—		(7,829)		—

Net loss attributable to common stockholders	$(23,302)	$(25,128)	$—		$21,852		$(26,578)

Basic and diluted loss per share attributable to common stockholders	$(0.81)	$(1.21)					$(1.33)

Weighted average number of shares — basic and diluted	28,875	20,812			(29,687	) E,I,J,K	20,000

See accompanying notes to unaudited pro forma condensed combined financial data

Unaudited Pro Forma Condensed Combined Statement of Operations
for the Nine Months Ended September 30, 2009

	Historical	Historical					Pro Forma
	Nine Months	Nine Months					for the Merger
	September 30,	August 29,					Nine Months
	2009	2009	(See Note 6)		(See Note 6)		September 30,
	Viasystems,	Merix	Reclassifications		Adjustments		2009
	Group Inc.	Corporation	for the Merger		for the Merger		Combined
	(Dollars in thousands, except per share data)

Net sales	$365,085	$177,397	$—		$—		$542,482
Operating expenses:
Cost of goods sold, exclusive of items shown separately below	296,300	168,006	(10,427	) C, D	—		453,879
Engineering	—	1,122	(1,122	) C, D	—		—
Selling, general and administrative	32,115	25,190	(3,605	) C	(3,066	) L	50,634
Depreciation	37,832	—	15,175	C	—	P	53,007
Amortization	900	1,410	(21	) C	(1,014	) M	1,275
Restructuring and impairment	5,153	25,289	—		—		30,442

Operating (loss) income	(7,215)	(43,620)	—		4,080		(46,755)
Other expense (income):
Interest expense, net	24,443	3,060	(593	) B	(10,243	) E,F,J,N	16,667
Amortization of deferred financing costs	1,547	—	593	B	(218	) F,O	1,922
Loss on extinguishment of debt	729	—	—		—		729
Other, net	479	127	—		—		606

Loss before income taxes	(34,413)	(46,807)	—		14,541		(66,679)
Income tax provision	4,395	2,116	—		—		6,511

Net loss	(38,808)	(48,923)	—		14,541		(73,190)
Less: Net income attributable to noncontrolling interests	—	340	—		—		340

Net loss attributable to controlling interest	$(38,808)	$(49,263)	$—		$14,541		$(73,530)

Less: Accretion of Class B Senior Convertible preferred stock	6,342	—	—		(6,342)		—

Net loss attributable to common stockholders	$(45,150)	$(49,263)	$—		$20,883		$(73,530)

Basic and diluted loss per share attributable to common stockholders	$(1.56)	$(2.30)					$(3.68)

Weighted average number of shares — basic and diluted	28,875	21,453			(30,328	) E,I,J,K	20,000

See accompanying notes to unaudited pro forma condensed combined financial data

Notes to Unaudited Pro Forma Condensed Combined Financial Data
(in thousands, except per share data)

1.	Basis of Presentation

General

The unaudited pro forma condensed combined financial data were prepared using the acquisition method of accounting and were based on the historical financial statements of Viasystems and Merix. Viasystems and Merix have different fiscal year ends. For ease of reference, all pro forma statements use Viasystems’ period-end date and no adjustments were made to Merix’ reported information for its different period-end dates.

Acquisition Accounting

The Merger will be accounted for using the acquisition method of accounting. For the purposes of the unaudited pro forma condensed combined financial data, Viasystems has been treated as the acquiror in the Merger and will account for the transaction by using its historical accounting information and accounting policies and adding the assets acquired, including identifiable intangible assets, and liabilities assumed from Merix (the “Net Assets”) as of the effective date of the Merger at their respective fair values. The process for estimating the fair values of the Net Assets requires the use of significant estimates and assumptions. The amount by which the acquisition date fair value of the purchase price (consideration transferred) and any noncontrolling interests exceed the recognized bases of the net identifiable assets acquired (see Note 4) will be recognized as goodwill. The purchase price allocation is subject to finalization of Viasystems’ analysis of the fair value of the Net Assets as of the effective date of the Merger. Accordingly, the purchase price allocation reflected in this unaudited pro forma condensed combined financial data are preliminary and will be adjusted upon the completion of the final valuation. Such adjustments could be material. The final valuation is expected to be completed as soon as practicable but no later than one year after the consummation of the Merger.

Accounting Policies

The unaudited pro forma condensed combined financial data do not assume any differences in accounting policies between Viasystems and Merix. Upon consummation of the Merger, Viasystems will review Merix’ accounting polices and, as a result of that review, Viasystems may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on the combined financial statements. At this time, Viasystems is not aware of any difference that would have a material impact on the combined financial statements.

Earnings Per Share

Earnings per share amounts have been presented in the unaudited pro forma condensed combined statements of operations for the unaudited pro forma combined results based on the estimated total issued and outstanding common stock of Viasystems immediately after the closing of the Merger as described under the heading “Summary — Recent Developments — Pending Merger with Merix Corporation and Related Transactions — Pending Merger.”

Reclassifications

Certain reclassifications have been made to the historical financial statements of Merix to conform with Viasystems’ presentation. These adjustments are further described in Note 6.

2.	Description of the Merger

As more fully described under the heading “Summary — Recent Developments — Pending Merger with Merix Corporation and Related Transactions” on October 6, 2009, Viasystems and Merix entered into a Merger Agreement, pursuant to which, Merix will become a wholly owned subsidiary of Viasystems. Merix is a leading manufacturer of technologically advanced, multi-layer PCBs with operations in the United States and China. Under the terms of the Merger Agreement, Viasystems will acquire all of the outstanding common stock of Merix in exchange for shares of Viasystems common stock representing approximately 12.5% of the combined companies; and retire $68,590 of Merix’ convertible debt securities in exchange for approximately $34,908 of cash and shares of Viasystems common stock representing approximately 7.0% of the combined companies. The Merger is subject to Merix’ shareholders approval, certain regulatory approvals, and certain terms and conditions contained in the Merger Agreement. The Merger is expected to be completed during the first quarter of 2010. See “Summary — Recent Developments — Pending Merger with Merix Corporation and Related Transactions.”

3.	Estimate of Consideration Expected to Be Transferred

The acquisition method of accounting requires that the purchase price (consideration transferred) in a business combination be measured at fair value as of the acquisition closing date. In addition to cash, the consideration transferred in the Merger will include shares of Viasystems’ common stock. As of September 30, 2009, Viasystems’ common stock was not marketable, and so for the purposes of the unaudited pro forma condensed combined financial data, the fair value of Merix was used to estimate the consideration transferred, as it is likely this method would provide the most reliably determinable fair value.

The following is a preliminary estimate of consideration expected to be transferred to effect the acquisition of Merix:

Merix common shares outstanding at September 30, 2009(a)	21,809,030
Equivalent Merix common shares from exchange of Merix 4% Convertible Notes(b)	12,711,368
Merix common shares from exercise of options(c)	891,197

35,411,595
Multiplied by Merix’ per share stock price(d)	$2.76

$97,736
Cash consideration for the Merix Notes(b)	$36,318

Preliminary purchase price	$134,054

(a)	Represents outstanding shares as reported on Merix’ historical unaudited balance sheet as of August 29, 2009, net of restricted stock awards that will not vest upon consummation of the Merger.

(b)	In accordance with the note exchange agreement described under the heading “Summary — Recent Developments — Pending Merger with Merix Corporation and Related Transactions — Note Exchange,” the holders of approximately 98% of Merix’ 4% Convertible Notes (the “Merix Notes”) agreed to exchange their Merix Notes for shares of Viasystems common stock and approximately $34,908 in cash. For the purpose of the unaudited pro forma financial data, based on the exchange ratio defined in the Merger Agreement, Viasystems has estimated the number of Merix common shares equivalent to the number of Viasystems shares to be issued to the holders of the Merix Notes pursuant to the note exchange agreement. Pursuant to the indenture governing the Merix Notes, the holders of the remaining 2% of the Merix Notes will have the right to require the repurchase of their outstanding Merix Notes at a price of 100%. For purposes of the unaudited pro forma condensed combined financial data, Viasystems has assumed the remaining 2% of the Merix Notes will be repurchased at par for approximately $1,410 cash on the acquisition date.

(c)	Based upon the assumed stock price (see (d), below), for purposes of the unaudited pro forma condensed combined financial data, Viasystems has assumed that all holders of Merix stock options will exercise their “in the money” options as of the acquisition date in a cashless exchange, and receive the number of Merix common shares equivalent to the net of: (i) the market value represented by the number of option shares and (ii) the cost to exercise the options. For an illustration of the number of outstanding options to purchase shares of Merix common stock for a given range of exercise prices.

(d)	For the purpose of the unaudited pro forma condensed combined financial data, Viasystems has used the closing stock price for Merix as of October 6, 2009, the day the Merger was announced. Merix’ stock price as of the Merger closing date may materially differ from the assumed price. The table below illustrates the potential impact to the preliminary purchase price resulting from a 50% increase or decrease from this level:

	50% Increase in	50% Decrease in
	Merix stock price	Merix stock price

Cash consideration	$36,318	$36,318
Share consideration	148,432	47,638

Preliminary purchase price	$184,750	$83,956

4.	Preliminary Allocation of Consideration Transferred to Net Assets Acquired

For the purposes of this unaudited pro forma condensed combined financial data, Viasystems has made a preliminary allocation of the estimated consideration expected to be transferred (see Note 3) to the Net Assets acquired, as if the Merger had closed on September 30, 2009, as follows:

Tangible assets and liabilities:
Cash and cash equivalents	$8,201
Accounts receivable, net	42,219
Inventories	15,421
Property, plant and equipment, net	90,648
Assets held for sale	18,699
Other assets	8,033
Accounts payable	(34,514)
Accrued and other liabilities assumed	(18,184)
Intangible assets:
Customer contracts and related relationships	5,000
Goodwill	3,032

138,555
Less: Fair value of noncontrolling interests	(4,501)

Total preliminary purchase price allocation	$134,054

The allocation of the consideration expected to be paid to the Net Assets acquired, as noted in the table above, is based on the fair value of Net Assets with the remainder being allocated to goodwill. When the actual calculation of the consideration paid and the actual allocation of the consideration paid to Net Assets acquired are performed, they will be based on the Net Assets assumed at the effective date of the Merger and other information at that date to support the calculations. Accordingly, the actual amounts for each of the Net Assets will vary from the pro forma amounts and the variations may be material.

The following table reconciles the historical value of the Net Assets as of September 30, 2009, to the preliminary purchase price:

Historical value of Net Assets, net of noncontrolling interests, as of September 30, 2009	$58,565
Elimination of the Merix Notes and related accrued interest pursuant to the Merger	70,793
Elimination of deferred financing costs	(2,826)
Elimination of the historical value of goodwill and intangible assets	(17,751)
Recognition of intangible assets acquired:
Amortizable intangible assets	5,000
Goodwill	3,032
Adjustments to the historical carrying value of the Net Assets acquired and historical value of noncontrolling interests based on the preliminary estimates of fair value:
Inventories	480
Assets held for sale	17,553
Noncontrolling interests	(792)

Preliminary purchase price	$134,054

5.	Recapitalization of Viasystems

As described under the heading “Summary — Recent Developments — Pending Merger with Merix Corporation and Related Transactions — Recapitalization,” on October 6, 2009, Viasystems and the principal holders of Viasystems’ Redeemable Class B Senior Convertible preferred stock (the “Class B Preferred”), Mandatory redeemable Class A Junior preferred stock (the “Class A Preferred”) and common stock entered into a recapitalization agreement, pursuant to which, following the consummation of the Merger, the outstanding capitalization of Viasystems will consist solely of approximately 20 million newly issued shares of common stock. The former holders of Merix common stock will hold approximately 2.5 million shares of the newly issued common stock, the former holders of Merix Notes will hold approximately 1.4 million shares of the newly issued common stock, the former holders of Viasystems’ Class B Preferred will hold approximately 7.7 million shares of the newly issued common stock, the former holders of Viasystems’ Class A Preferred will hold approximately 6.0 million shares of the newly issued common stock, and Viasystems’ common stock holders, as a result of a reverse common stock split, will hold the remaining approximately 2.4 million shares of newly issued common stock. The recapitalization will be effected immediately prior to, and is conditioned upon, the consummation of Merger. For the purpose of the unaudited pro forma condensed combined financial data Viasystems has assumed there will be 20 million shares of Viasystems’ common stock issued and outstanding immediately after the closing of the Merger; however, the actual amount of issued and outstanding common stock is subject to adjustment as provided for in the Merger Agreement and the recapitalization agreement.

6.	Pro Forma Reclassifications and Adjustments for the Merger

Pro Forma Reclassifications for the Merger

Adjustments included in the column under the heading “Reclassifications for the Merger” which are necessary to conform Merix’ financial statement presentation with Viasystems’, include the following:

A.	Reflects the reclassification of Merix’ $1,190 of capitalized long-term land use rights agreements from other assets to property, plant and equipment, net.

B.	Reflects the reclassification of Merix’ $2,826 of capitalized deferred financing costs from other assets to deferred financing costs, net; and the reclassification of the related amortization of $844 and $593 for the twelve months ended December 31, 2008, and the nine months ended September 30, 2009, respectively, from interest expense, net to the amortization of deferred financing costs caption (see item F below).

C.	Reflects the reclassification of Merix’ depreciation expense to the depreciation caption from other captions as follows:

	Twelve Months Ended	Nine Months Ended
	December 31, 2008	September 30, 2009

Depreciation reclassified from:
Cost of goods sold	$14,445	$11,544
Engineering	6	5
Selling, general and administration	3,546	3,605
Amortization	28	21

Total Depreciation	$18,025	$15,175

D.	Reflects the reclassification of Merix’ engineering expenses other than depreciation to cost of goods sold of $2,114 and $1,117 for the twelve months and December 31, 2008, and the nine months ended September 30, 2009, respectively.

Pro Forma Adjustments for the Merger

Adjustments included in the column under the heading “Adjustments for the Merger” which are necessary to reflect the Merger and related acquisition accounting include the following:

E.	Reflects the elimination of the Merix Notes (see Note 3), for $36,318 of cash consideration and the issuance of approximately 1.4 million shares of newly issued $0.01 par value Viasystems’ common stock (see Note 5); and the elimination of the related accrued interest payable of $793 and related interest expense of $2,800 and $2,100 for the twelve months ended December 31, 2008, and the nine months ended September 30, 2009, respectively.

F.	Reflects the cancellation of Merix’ revolving credit facilities, including the repayment of $13,000 of outstanding credit facility debt plus accrued interest of $152, the elimination of related amortization of deferred financing costs of $844 and $593 for the twelve months ended December 31, 2008, and the nine months ended September 30, 2009, respectively, the elimination of related interest expense of $322 and $381 for the twelve months ended December 31, 2008, and the nine months ended September 30, 2009, respectively, and the write-off of $2,826 of unamortized deferred financing costs associated with Merix’ credit facility debt. Because the write-off of the unamortized deferred financing costs will not have a continuing impact, they are not reflected in the unaudited pro forma condensed combined statements of operations.

G.	Reflects adjustments necessary to reflect the preliminary estimate of the fair value of the tangible Net Assets acquired and the fair value of noncontrolling interests pursuant to the Merger (see Note 4), as follows:

As of
September 30, 2009

Inventories	$480
Assets held for sale	17,553
Noncontrolling interests	(792)

Viasystems’ cost of sales will reflect the increased valuation of Merix’ inventory as the acquired inventory is sold, which for the purposes of these unaudited pro forma condensed combined financial statements is assumed will occur within the first year post-Merger. There is no continuing impact of the acquired inventory adjustment on the combined operating results and as such is not included in the unaudited pro forma condensed combined statements of operations.

As of September 30, 2009, Merix has assets held for sale which include equipment, parcels of land adjacent to one of Merix’ U.S. manufacturing facilities as well as an industrial building in Hong Kong.

H.	Reflects the elimination of Merix’ historical goodwill and other intangible assets in accordance with acquisition accounting, and the establishment of intangible assets of $5,000 for customer contracts and relationships and $3,032 for goodwill resulting from the Merger (see item M, below).

I.	Reflects the issuance of approximately 2.5 million shares of newly issued $0.01 par value shares of Viasystems’ common stock (see Note 5) to the former holders of Merix common stock.

J.	Reflects, pursuant to the recapitalization agreement (see Note 5), the issuance of approximately 13.7 million shares of newly issued $0.01 par value shares of Viasystems’ common stock, and the cancellation of Viasystems’ Class B Preferred and Class A Preferred including the elimination of interest expense related to the Class A Preferred of $9,770 and $7,959 for the twelve months ended December 31, 2008, and the nine months ended September 30, 2009, respectively; and the issuance of approximately 2.4 million shares of newly issued $0.01 par value shares of Viasystems’ common stock pursuant to a reverse common stock split.

K.	Reflects the elimination of the historical equity of Merix.

L.	Reflects the elimination of Viasystems’ Merger related costs of $2,246 for the nine months ending September 30, 2009, and Merix’ Merger related costs of $200 and $820 for the twelve months ended December 31, 2008, and the nine month period ended September 30, 2009, respectively. On a combined basis, total transaction related costs, including costs incurred to date, are estimated to approximate $19,500. Merger related costs do not have a continuing impact and therefore are not reflected in the unaudited pro forma condensed combined financial data.

M.	Reflects the elimination of Merix’ historical intangible asset amortization expense of $2,059 and $1,389 for the twelve months ended December 31, 2008, and the nine months ended September 30, 2009, respectively, and the recognition of amortization expense of $500 and $375, for the twelve months ended December 31, 2008, and the nine months ended September 30, 2009, respectively, related to amortizable intangible assets established (see item H, above), assuming a useful life of ten years.

N.	Reflects an estimate of forgone interest income related to the $36,318 cash consideration (see item E, above) and the repayment of $13,000 of outstanding credit facility debt (see item F, above) of $972 and $197 for the twelve months ended December 31, 2008, and the nine months ended September 30, 2009, respectively.

O.	Reflects the capitalization of $2,000 of deferred financing costs associated with a new $75,000 revolving credit facility which is expected to be entered into pursuant to the Merger, and related amortization of $500 and $375, for the twelve months ended December 31, 2008, and the nine months ended September 30, 2009, respectively. The unaudited pro forma condensed combined statements of operations do not reflect any interest expense that may result from Viasystems’ utilization of this credit facility.

P.	At this time, there is insufficient information as to the specific nature, age and condition of Merix’ property, plant and equipment to make a reasonable estimation of fair value or the corresponding adjustment to depreciation and amortization. Therefore, property, plant and equipment presented reflect Merix’ historical carrying value. For each $10,000 fair value adjustment to property, plant and equipment, assuming a weighted-average useful life of 10 years, deprecation expense would change by approximately $1,000 and $750 in the twelve month and nine month period, respectively.

Q.	As a result of Viasystems’ and Merix’ existing income tax loss carry-forwards in the United States, for which full valuation allowances have been provided, no deferred income taxes have been established, and no income tax has been provided related to the pro forma adjustments for the Merger.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations covers periods prior to the consummation of the proposed Merger and related transactions. Accordingly, the discussion and analysis of historical periods does not reflect the impact that the proposed Merger and related transactions may have on us. You should read the following discussion in conjunction with our financial statements and related notes, “Unaudited Pro Forma Condensed Combined Financial Data” and “Selected Historical Consolidated Financial Data,” that appear elsewhere in this prospectus. The following discussion contains forward-looking statements based upon current expectations and related to future events and our future financial performance involves risks and uncertainties. Our actual results and the timing of events could differ materially from those discussed in the forward-looking statements, see “Cautionary Statement Regarding Forward-Looking Statements.” Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview

We are a leading worldwide provider of complex multi-layer PCBs and E-M Solutions. PCBs serve as the “electronic backbone” of almost all electronic equipment, and our E-M Solutions products and services integrate PCBs and other components into finished or semi-finished electronic equipment, which include custom and standard metal enclosures, metal cabinets, metal racks and sub-racks, backplanes, cable assemblies and busbars. The components we manufacture include, or can be found in, a wide variety of commercial products including automotive engine controls, hybrid converters, automotive electronics for navigation, safety, entertainment and anti-lock braking systems, telecommunications switching equipment, data networking equipment, computer storage equipment, wind and solar energy applications and several other complex medical and technical instruments. As of September 30, 2009, we have six manufacturing facilities all of which are located outside of the United States to take advantage of low-cost, high quality manufacturing environments. Our PCB products are produced in two of our five facilities in China. Our E-M Solutions products and services are provided from our other three Chinese facilities and our one facility in Mexico. In addition to our manufacturing facilities, in order to support our customers’ local needs, we have maintained engineering and customer service centers in Canada, Mexico, the United States, Hong Kong, China, The Netherlands and England. We had one manufacturing facility in Milwaukee, Wisconsin, which ceased operations in May 2009.

We are a supplier to over 125 OEMs and contract electronic manufacturing service companies (“CEMs”) in numerous end markets. Our top OEM customers include industry leaders Alcatel-Lucent SA, Bosch Group, Continental AG, Delphi Corporation, EMC Corporation, Ericsson AB, General Electric Company, Hewlett-Packard Company, Hitachi Ltd., Huawei Technologies Co. Ltd., Rockwell Automation, Inc., Siemens AG, Sun Microsystems, Inc., Tellabs, Inc., TRW Automotive Holdings Corp. and Xyratex Ltd. Our top CEM relationships include industry-leading contract manufacturers such as Celestica, Inc. and Jabil Circuits, Inc.

We currently operate our business in two segments: Printed Circuit Boards, which includes our PCB products, and Assembly, which includes our E-M Solutions products and services.

Industry Overview

Despite the current economic downturn, we believe the long-term growth prospects for our PCB and E-M Solutions products remain solid. The global economic recession, which began during 2008, affected demand across all of our customer end-user markets. We believe the sequential decline in sales from the fourth quarter of 2008 to the first part of 2009 is primarily attributable to the above mentioned weak economic condition as well as our customers’ actions to reduce inventory levels as they reacted to economic conditions. While our visibility to future demand trends remains limited, sequential growth in sales during the third quarter in our automotive, industrial and instrumentation, medical and consumer, telecommunications, and computer/data communications end-user markets, together with positive trends in backlog and customer orders across all our end-user markets, indicate that our customers may have achieved their inventory goals and their buying patterns better reflect ongoing demand.

We expect recent government stimulus programs in the United States and Europe to improve auto sales, which will help to support our sales to the automotive end-user market in the short-term. As stability returns to the financial markets and credit begins to ease, we expect the focus on “green” technologies and clean energy initiatives to drive growth in wind power related sales to our industrial and instrumentation, medical, consumer and other end-user markets. We expect that anticipated expansion and enhancements of 3G telecommunication networks in Asia and around the world during the last half of 2009 and into 2010 will help to support our sales to the telecommunications end-user market. We expect that the modest growth projected by industry analysts for the computer and datacommunications industry will be reflected in our sales to that end-user market.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires that management make certain estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates and assumptions and the differences may be material. Significant accounting policies, estimates and judgments that management believes are the most critical to aid in fully understanding and evaluating the reported financial results are discussed below.

Revenue Recognition

We recognize revenue when all of the following criteria are satisfied: persuasive evidence of an arrangement exists; risk of loss and title transfer to the customer; the price is fixed and determinable; and collectibility is reasonably assured. Sales and related costs of goods sold are included in income when goods are shipped to the customer in accordance with the delivery terms and the above criteria are satisfied. All services are performed prior to invoicing customers for any products manufactured by us. We monitor and track product returns, which have historically been within our expectations and the provisions established. Reserves for product returns are recorded based on historical trend rates at the time of sale. Despite our efforts to improve our quality and service to customers, we cannot guarantee that we will continue to experience the same or better return rates than we have in the past. Any significant increase in returns could have a material negative impact on our operating results.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable balances represent customer trade receivables generated from our operations. We evaluate collectibility of accounts receivable based on a specific case-by-case analysis of larger accounts; and based on an overall analysis of historical experience, past due status of the entire accounts receivable balance and the current economic environment. Based on this evaluation, we make adjustments to the allowance for doubtful accounts for expected losses. We also perform credit evaluations and adjust credit limits based upon each customer’s payment history and credit worthiness. While credit losses have historically been within our expectations and the provisions established, actual bad debt write-offs may differ from our estimates, resulting in higher or lower charges in the future for our allowance for doubtful accounts.

Inventories

Inventories are stated at the lower of cost (valued using the first-in, first-out (FIFO) method) or market value. Cost includes raw materials, labor and manufacturing overhead.

We apply judgment in valuing our inventories by assessing the net realizable value of our inventories based on current expected selling prices, as well as factors such as obsolescence and excess stock and providing valuation allowances as necessary. Should we not achieve our expectations of the net realizable value of our inventory, future losses may occur.

Long-Lived Assets, Including Goodwill

We conduct impairment reviews of long-lived assets, including goodwill. Such reviews require us to make estimates of future cash flows and fair values. We utilize discounted and non-discounted cash flow models in our reviews, and our cash flow projections include significant assumptions about economic conditions, demand and pricing for our product and costs. In addition, our determination of whether or not impairment exists requires us to make certain assumptions and estimates in determining fair value of the reporting unit. While significant judgment is required, we believe that our assumptions and estimates are reasonable. However, should our assumptions change in the future, our fair value models could result in lower fair values for long-lived assets and goodwill, which could materially affect the value of property, plant and equipment and goodwill and results of operations. In addition to performing the annual impairment tests for 2008 and 2007, we reviewed the goodwill balance for impairment upon the announcement of our restructuring plans on November 24, 2008. No adjustments were recorded to the balance of goodwill as a result of these reviews. In connection with the restructuring plans announced in November 2008, we also reviewed the balance of certain items of property, plant and equipment for impairment. As a result of this review we recorded a non-cash impairment charge of $5.6 million during the fourth quarter of 2008.

Income Taxes

We record a valuation allowance to reduce our deferred tax assets to the amount that we believe will more likely than not be realized. While we have considered future taxable income and ongoing prudent, feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the net deferred tax assets would be charged to income in the period such determination was made. Similarly, should we determine that we would be able to realize our deferred tax assets in the future in excess of its net recorded amount, an adjustment to the net deferred tax asset would increase income in the period such determination was made.

Effective January 1, 2007, we adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 addresses the determination of how tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, we must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. Upon adoption, we increased our existing reserves for uncertain tax positions by $10.2 million. This increase was recorded as a cumulative effect adjustment to the opening balance of accumulated deficit on January 1, 2007.

Derivative Financial Instruments and Fair Value Measurements

We conduct our business in various regions of the world, and export and import products to and from several countries. As a result, a significant portion of our expenses and some of our sales are frequently denominated in local currencies. From time to time, we enter into foreign exchange forward contracts to minimize the short-term impact of foreign currency fluctuations. However, there can be no assurance that these activities will eliminate or reduce foreign currency risk. We do not engage in hedging transactions for speculative investment reasons.

The foreign exchange forward contracts are designated as cash flow hedges and are accounted for at fair value. As of January 1, 2008, we adopted SFAS No. 157, Fair Value Measurements (“SFAS No. 157”) for financial assets and liabilities. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. We record deferred gains and losses related to cash flow hedges based on their fair value using a market approach. The effective portion of the change in each cash flow hedge’s gain or loss is reported as a component of other comprehensive income, net of taxes. The ineffective portion of the change in the cash flow hedge’s gain or loss is recorded in earnings at each measurement date. Gains and losses on derivative contracts are reclassified from accumulated other comprehensive income (loss) to current period earnings in the line item in which the hedged item is recorded at the time the contracts are settled. Our hedging operations historically have not been material, and gains or losses from these operations have not been material to our cash flows, financial position or results of operations. At September 30, 2009, we have foreign exchange contracts outstanding which hedge a notional amount of 690 million RMB at an average exchange rate of 6.835 with a weighted average remaining maturity of 5.3 months.

Results of Operations

Nine Months Ended September 30, 2009, Compared to Nine Months Ended September 30, 2008

Net Sales.  Net sales for the nine months ended September 30, 2009, were $365.1 million, representing a $199.9 million, or 35.4%, decrease from net sales during the same period in 2008. Product demand from essentially all of our existing customer base has declined significantly in connection with the global economic recession that began during the second half of 2008. Our visibility to future demand trends remains limited.

Net sales by end-user market for the nine months ended September 30, 2009 and 2008, were as follows:

End-User Market (Dollars in millions)	2009	2008

Automotive	$133.7	$210.9
Industrial & Instrumentation, Medical, Consumer, and Other	97.7	145.8
Telecommunications	101.4	147.8
Computer and Data communications	32.3	60.5

Total net sales	$365.1	$565.0

Our net sales of products for end use in the automotive market decreased by approximately 36.6% during the nine months ended September 30, 2009, compared to the same period in 2008 due to reduced global demand from our automotive customers. Extended factory closures and the financial instability of the largest U.S. automotive manufacturers have slowed demand throughout the automotive products supply chain.

Net sales of products ultimately used in the telecommunications market decreased by approximately 31.4% from the nine months ended September 30, 2008, to the nine months ended September 30, 2009. Spending stimulus projects sponsored by the Chinese government drove increased demand for telecommunications products during the nine months ended September 30, 2009, but this increase was not sufficient to offset declining demand from our other telecommunications customers.

Net sales of products ultimately used in the industrial and instrumentation, medical, consumer and other markets, decreased by approximately 33.0% compared to the same period in 2008 due to (i) generally weaker demand from our customers, (ii) the loss of revenue from a fabricated metal products program which our customer began to source internally and (iii) the closure of our metal facilitation facility in Milwaukee, Wisconsin and satellite final assembly and distribution facility in Newberry, South Carolina (together, the “Milwaukee Facility”).

An approximate 46.6% decrease in net sales for the nine months ended September 30, 2009, of our products for use in the computer and datacommunications markets, as compared to the same period in the prior year, is primarily the result of reduced global demand from our computer and data communication customers.

Net sales by segment for the nine months ended September 30, 2009 and 2008 were as follows:

Segment (Dollars in millions)	2009	2008

Printed Circuit Boards	$247.4	$391.0
Assembly(a)	110.9	153.7
Other(a)	14.1	36.7
Eliminations	(7.3)	(16.4)

Total net sales	$365.1	$565.0

(a)	With the closure of our Milwaukee Facility, we reclassified the operating results of the Milwaukee Facility as “Other.” Our segment results for prior periods have been reclassified for comparison purposes.

Printed Circuit Boards segment net sales, including intersegment sales, for the nine months ended September 30, 2009, decreased by $143.6 million, or 36.7% to $247.4 million. The majority of the decrease is a result of a decrease in volume of more than 36.0%, which was driven by reduced demand across all end-user markets.

Assembly segment net sales decreased by $42.8 million, or 27.8%, to $110.9 million for the nine months ended September 30, 2009, compared to the same period during 2008. The decline was the result of reduced demand across all end-user markets.

Other sales relate to our Milwaukee Facility which ceased all operations in May 2009.

Cost of Goods Sold.  Cost of goods sold, exclusive of items shown separately in the condensed consolidated statement of operations for the nine months ended September 30, 2009, was $296.3 million, or 81.2% of consolidated net sales. This represents a 2.2 percentage point increase from the 79.0% of consolidated net sales for the nine months ended September 30, 2008.

In response to global economic conditions, in November 2008, we announced a plan to close our Milwaukee Facility and to reduce our direct and indirect labor costs globally. These activities were designed to better align our labor and overhead costs with current market demands and were substantially completed during the first half of 2009. As a result of planned reductions and attrition, our direct labor headcount, including temporary workers, declined to an average of approximately 8,300 during the nine months ended September 30, 2009, compared to an average of approximately 11,900 during the same period in the prior year, and compared to approximately 9,000 as of December 31, 2008. Our average indirect labor headcount declined approximately 27.0% during the nine months ended September 30, 2009, compared to the same period in 2008.

The costs of materials, labor and overhead in our Printed Circuit Boards segment can be impacted by trends in global commodities prices and currency exchange rates, as well as other cost trends that can impact minimum wage rates, electricity and diesel fuel costs in China. Economies of scale can help to offset any adverse trends in these costs. Cost of goods sold for the nine months ended September 30, 2009, as compared to the same period in the prior year, was negatively impacted by higher labor and overhead costs relative to sales volume. Various factors, including our willingness to work with the local labor bureau in China, led to our decision to stagger the execution of headcount reductions, which negatively impacted direct and indirect labor costs during the period. Partially offsetting the effect of labor and overhead costs, our cost of materials was favorably impacted by positive trends in the global commodities markets as well as favorable pricing from our materials suppliers.

Cost of goods sold in our Assembly segment relates primarily to component materials costs. As a result, trends in sales volume for the segment drive similar trends in cost of goods sold. Our costs have been positively impacted by favorable pricing from our materials suppliers as well as reduced labor and overhead costs which resulted from headcount reductions implemented in the fourth quarter of 2008.

Selling, General and Administrative Costs.  Selling, general and administrative costs decreased $10.8 million, or 25.2%, to $32.1 million for the nine months ended September 30, 2009, compared to the same period in the prior year. This decline was a result of global headcount reductions in our sales and administrative organization during the fourth quarter of 2008, lower compensation expense and the successful implementation of other cost savings initiatives including wage freezes and travel restrictions. Professional fees and travel costs of $2.2 million were incurred during the period related to the announced Merger with Merix.

Depreciation.  Depreciation expense for the nine months ended September 30, 2009, declined by $2.0 million to $37.8 million as compared to $39.8 million for the same period of 2008. The decrease relates primarily to impairment write-downs of fixed assets at our Milwaukee Facility during the fourth quarter of 2008 and the subsequent disposal of these fixed assets during 2009. Depreciation expense in our Printed Circuit Boards and Assembly segments of $34.4 million and $3.4 million, respectively, were substantially unchanged as compared to the same period in 2008, primarily as our base of depreciable assets in each segment remained relatively constant.

Restructuring and Impairment.  In light of the global economic recession that began during the second half of 2008, and as part of our ongoing efforts to align capacity, overhead costs and operating expenses with market demand, we initiated restructuring activities beginning in the fourth quarter of 2008. These activities have been substantially completed, and included the shutdown of our Milwaukee Facility, as well as workforce reductions across our global operations. The cumulative cost of these activities as of September 30, 2009, was approximately $19.6 million, including approximately $14.7 million of cash charges and approximately $4.9 million of non-cash asset impairment charges. The estimated cash charges include approximately $9.6 million related to headcount reductions with the balance related to lease terminations and other closure costs.

For the nine months ended September 30, 2009, we recorded restructuring charges of approximately $5.2 million, which was net of reversals and gains on disposal of assets totaling approximately $2.3 million. The restructuring charges recorded during the period relate primarily to lease terminations and other closure costs at our Milwaukee Facility, which, in accordance with U.S. GAAP, could not be accrued until the Milwaukee Facility ceased operations. Due to higher than anticipated employee attrition in our Printed Circuit Boards segment, we were able to reduce the number of involuntary headcount reductions we had planned. As a result we reversed approximately $1.7 million in related accrued severance costs. We do not expect we will incur significant additional charges related to these restructuring activities.

Operating (Loss) Income.  The operating loss of $7.2 million for the nine months ended September 30, 2009, represents a decrease of $42.0 million compared to operating income of $34.8 million during the nine months ended September 30, 2008. The primary sources of operating (loss) income for the nine months ended September 30, 2009 and 2008, were as follows:

Source (Dollars in millions)	2009	2008

Printed Circuit Boards segment	$(1.0)	$33.9
Assembly segment(a)	3.9	5.3
Other(a)	(10.1)	(4.4)

Operating (loss) income	$(7.2)	$34.8

(a)	With the closure of our Milwaukee Facility, we reclassified the operating results of the Milwaukee Facility to “Other.” Our segment results for prior periods have been reclassified for comparison purposes.

The operating income from our Printed Circuit Boards segment decreased by $34.9 million to an operating loss of $1.0 million for the nine months ended September 30, 2009, compared to $33.9 million of operating income for the same period in the prior year. The decrease is primarily the result of declining sales volume, partially offset by reduced selling, general and administrative expense and an approximate $1.7 million reversal of accrued restructuring costs.

The operating income from our Assembly segment was $3.9 million for the nine months ended September 30, 2009, compared to $5.3 million for the same period in the prior year. The decrease is primarily the result of declining sales volumes partially offset by reduced selling, general and administrative expense and improved cost of goods sold relative to sales.

The Other operating loss relates to our closed Printed Circuit Boards and Assembly operations and certain non-recurring professional fees.

Adjusted EBITDA.  We measure our performance primarily through our operating income. In addition to our consolidated financial statements presented in accordance with U.S. GAAP, management uses certain non-U.S. GAAP financial measures, including “Adjusted EBITDA.” Adjusted EBITDA is not a recognized financial measure under U.S. GAAP, and does not purport to be an alternative to operating income or an indicator of operating performance. Adjusted EBITDA is presented to enhance an understanding of our operating results and is not intended to represent cash flows or results of operations. Our owners and management use Adjusted EBITDA primarily as an additional measure of operating performance for matters including executive compensation and competitor comparisons. In addition, the use of this non-U.S. GAAP measure provides an indication of our ability to service debt, and we consider it an appropriate measure to use because of our highly leveraged position.

Adjusted EBITDA has certain material limitations, primarily due to the exclusion of certain amounts that are material to our consolidated results of operations, such as interest expense, income tax expense and depreciation and amortization. In addition, Adjusted EBITDA may differ from the Adjusted EBITDA calculations of other companies in our industry, limiting its usefulness as a comparative measure.

We use Adjusted EBITDA to provide meaningful supplemental information regarding our operating performance and profitability by excluding from EBITDA certain items that we believe are not indicative of our ongoing operating results or will not impact future operating cash flows as follows:

•	Restructuring and Impairment Charges — which consist primarily of facility closures and other headcount reductions. Historically, a significant amount of these restructuring and impairment charges are non-cash charges related to the write-down of property, plant and equipment to estimated net realizable value. We exclude these restructuring and impairment charges to more clearly reflect our ongoing operating performance.

•	Stock Compensation — non-cash charges associated with recognizing the fair value of stock options granted to employees. We exclude these charges to more clearly reflect a comparable year over year cash operating performance.

•	Costs Relating to the Merger — professional fees and expenses incurred in connection with the Merger. We exclude these fees and expenses because they are not representative of our customary operating expenses.

Reconciliations of operating (loss) income applicable to common stockholders to Adjusted EBITDA for the nine months ended September 30, 2009 and 2008, were as follows:

	Nine Months Ended
	September 30,
Source	2009	2008
	(Dollars in millions)

Operating (loss) income	$(7.2)	$34.8
Add back
Depreciation and amortization	38.7	40.8
Restructuring and impairment	5.2	—
Non-cash stock compensation expense	0.7	0.7
Costs related to the Merger	2.2	—

Adjusted EBITDA	$39.6	$76.3

Adjusted EBITDA decreased by $36.7 million, or 48.1%, primarily as a result of a 35.4% decrease in net sales and a 2.2 percentage point increase in cost of goods sold relative to consolidated net sales, partially offset by reductions in selling, general and administrative expense.

Interest Expense, Net.  Interest expense, net of interest income, increased by $0.8 million to $24.4 million for the nine months ended September 30, 2009, from $23.6 million of interest expense, net for the same period in the prior year. Interest expense related to the Class A Junior preferred stock was approximately $8.0 million and $7.2 million for the nine months ended September 30, 2009 and 2008, respectively. Interest expense related to the 2011 Notes is approximately $15.8 million in each nine month period as the $200 million principal and the 10.5% interest rate remained unchanged since the 2011 Notes were issued in 2003.

Other Expense.  Other expense, net was $0.5 million for the nine months ended September 30, 2009, as compared to $2.0 million of other income, net for the same period in the prior year. The other income in 2008 was primarily the result of foreign currency remeasurement gains during the first nine months of 2008, when the RMB appreciated more than 7.0% against the U.S. dollar.

Loss on Early Extinguishment of Debt.  As a result of our prepayment and cancellation of the 2006 Credit Agreement, we recorded a loss on early extinguishment of debt of approximately $0.7 million during the period in conjunction with the write-off of related unamortized deferred financing costs.

Income Taxes.  Income tax expense of $4.4 million for the nine months ended September 30, 2009, compares to income tax expense of $7.7 million for the same period in 2008. Our income tax provision relates primarily to our profitable operations in China and additional expense related to uncertain tax positions, partially offset by income tax benefits recognized in Hong Kong. Because of the substantial net operating loss carryforwards previously existing in our U.S. and other tax jurisdictions, we have not recognized certain income tax benefits in such jurisdictions for our substantial interest expense, among other expenses.

Year Ended December 31, 2008, Compared to Year Ended December 31, 2007

Net Sales.  Net sales for the year ended December 31, 2008, were $712.8 million, representing a $1.5 million, or 0.2%, decrease from net sales for the year ended December 31, 2007.

Net sales by end-user market for the years ended December 31, 2008 and 2007, were as follows:

End-User Market (Dollars in millions)	2008	2007

Automotive	$266.6	$258.8
Industrial & Instrumentation, Medical, Consumer, and Other	189.7	159.3
Telecommunications	184.2	221.2
Computer and Datacommunications	72.3	75.0

Total net sales	$712.8	$714.3

Our net sales of products for end use in the automotive market grew by approximately 3.0% during the year ended December 31, 2008, based on strong demand early in the year and new program wins with European and Asian automotive producers, partially offset by weak demand in North America throughout the year, and in all regions towards the end of the year. The increase in the automotive market was negatively impacted by an approximately 17.0% year-over-year decline in fourth quarter 2008 net sales as a result of reduced global demand from our automotive customers. In the industrial & instrumentation, medical, consumer and other market, new wind power related programs with an existing customer was the primary driver of our 19.1% increase in net sales to this end use market, in which a broad base of other customers remained stable. Net sales of products ultimately used in the telecommunications market declined by approximately 16.7% from the year ended December 31, 2007, to the year ended December 31, 2008, primarily as a result of weak demand from our customers on select product offerings. An approximate 3.6% decrease in net sales for the year ended December 31, 2008, of our products for use in the computer and data communications markets is largely the result of an approximately 49.6% year-over-year decline in fourth quarter 2008 net sales as a result of reduced global demand from our computer and data communication customers, which was partially offset by sales to a new customer and increased demand from existing customers through the first nine months of the year.

Net sales by business segment for the years ended December 31, 2008 and 2007, were as follows:

Segment (Dollars in millions)	2008	2007

Printed Circuit Boards	$489.8	$489.8
Assembly(a)	196.6	187.3
Other(a)	46.0	58.5
Eliminations	(19.6)	(21.3)

Total net sales	$712.8	$714.3

(a)	With the closure of the Milwaukee Facility in 2009, we reclassified the operating results of the Milwaukee Facility to “Other.” Segment results for all periods presented have been reclassified for comparison purposes.

Printed Circuit Boards segment net sales, including intersegment sales, were flat for the year ended December 31, 2008, as compared to the prior year, as an approximately 9.2% year-over-year growth in sales through the third quarter of 2008 was offset by falling demand during the fourth quarter of 2008. Four principal factors, including volume, selling price, product mix and currency changes, can affect PCB sales growth or decline from one period to the next. In 2008 compared to 2007, there was a decrease in sales volume which was offset by selling price increases introduced towards the end of the third quarter 2008.

Finished PCB volume, measured as total square feet of PCB surface area, decreased by approximately 3.6% in 2008 compared to 2007, while our capacity remained unchanged.

Like most electronic components, Printed Circuit Boards segment product prices historically have declined in sequential periods as a result of competitive pressures and manufacturing cost efficiencies. However, in September and October of 2008 we implemented limited PCB product price increases to compensate for unusually high increases in the costs of our commodity materials, including petroleum, copper and other precious metals that occurred during the first nine months of 2008. To the extent we experience decreases in the cost of certain commodity materials, we would expect to adjust our selling prices accordingly, and our ability to pass on future material cost increases is uncertain.

Printed Circuit Boards segment sales mix is affected by several factors, including layer count, hole density, line and space density, materials content, order size and other factors. For example, incremental layer content generally results in a higher selling price for an equivalent finished product outer surface square footage. In 2008, the volume mixture of different layer count PCB products was consistent with 2007. As a result, we estimate that product mix changes did not significantly impact 2008 sales as compared to 2007.

The effects of changing currency rates added less than 1.0% to sales in 2008 compared to 2007, as approximately 10% of our Printed Circuit Boards segment sales are denominated in currencies other than the U.S. dollar.

Assembly segment net sales increased by $9.3 million, or 5.0%, to $196.6 million for the year ended December 31, 2008. The increase was the result of new wind power related programs with an existing customer in our industrial and instrumentation end market, partially offset by reduced demand from select customers in our telecommunications end market.

Other sales relate to the Milwaukee Facility, which for segment reporting purposes, are included in “Other” as a result of its closure in May 2009.

Cost of Goods Sold.  Cost of goods sold, exclusive of items shown separately in the consolidated statement of operations for the year ended December 31, 2008, was $568.4 million, or 79.7% of consolidated net sales. This represents a 0.1 percentage point improvement from the 79.8% of consolidated net sales achieved during 2007. The improvement is a result of successful implementation of cost improvement initiatives, partially offset by adverse trends in global commodities and currency exchange rates and cost trends in China.

In our Printed Circuit Boards segment, the cost of direct materials represents approximately 60% of our cost of sales. The quantities of materials and supplies used for production are responsible for the most significant costs in our Printed Circuit Boards segment. Materials, labor and overhead costs in the segment have been impacted by adverse trends in global commodities and currency exchange rates and minimum wage increases. Copper is used in our circuit plating processes and by our suppliers in the form of high-quality foil to make laminate materials that are the basic building blocks in our products. Despite steep global copper price declines during the fourth quarter of 2008, the average cost of copper was higher during most of 2008, when compared to 2007.

Other cost trends in China also adversely impacted our costs, including increases in electricity and diesel fuel prices, which began in July 2008. In addition, the RMB strengthened versus the U.S. dollar by more than 5.0% during 2008. Despite these cost increases, wages and local operating costs in China remain among the most competitive in the world. Finally, cost of goods sold was favorably impacted by the elimination of professional fees associated with initiatives to reduce production costs. In addition to the $7.6 million improvement related to professional fees, 2008 reflects cost improvements associated with these initiatives.

Cost of goods sold in our Assembly segment relates primarily to component materials costs. As a result, trends in net sales for the segment drive similar trends in cost of goods sold. However, in 2008 our costs were negatively impacted by startup costs for production of new products related to new customers and new programs with existing customers. In addition, costs of materials, labor and overhead incurred in RMB were negatively impacted by the appreciation of that currency.

Selling, General and Administrative Costs.  Selling, general and administrative costs were $52.5 million, or 7.4% of net sales for the year ended December 31, 2008, and decreased by $5.7 million compared to the year ended December 31, 2007. The decrease is primarily due to reduced professional fees and other cost savings initiatives, as well as lower bonus and stock-based compensation. Approximately one-half of our costs are incurred to support our global operations and are not specific to any segment. These common costs are allocated to our Printed Circuit Boards segment and Assembly segment.

Depreciation.  Depreciation expense for the year ended December 31, 2008, was $53.3 million, including $46.3 million related to our Printed Circuit Boards segment, $5.0 million related to our Assembly segment and $2.0 million related to “Other”. Depreciation expense in our Printed Circuit Boards segment and Assembly segment increased by approximately $2.6 million and $1.0 million, respectively, compared to the year ended December 31, 2007, as a result of investment in new equipment. Depreciation expense in “Other,” which relates to the Milwaukee Facility, declined by approximately $0.4 million.

Restructuring and Impairment.  In light of the global economic downturn which began towards the end of 2008, and as part of our ongoing efforts to align capacity, overhead costs and operating expenses with market demand, we initiated restructuring activities during the fourth quarter of 2008. These activities were completed during the first half of 2009, and include the shutdown of our metal fabrication facility in Milwaukee, Wisconsin and its satellite final-assembly and distribution facility in Newberry, South Carolina, as well as workforce reductions across our global operations. We estimated the cost of these activities to be approximately $22.0 million, including approximately $16.0 million of cash charges and approximately $6.0 million of non-cash asset impairment charges. The estimated cash charges include approximately $10.0 million related to headcount reductions with the balance related to lease termination and other closure costs.

For the year ended December 31, 2008, we recorded restructuring charges of approximately $15.1 million, which included approximately $9.5 million related to headcount reductions and approximately $5.6 million of non-cash asset impairment charges. The total $15.1 million charge is attributable to our Printed Circuit Boards, Assembly and “Other” Segments in amounts totaling approximately $10.0 million, $4.4 million and $0.7 million, respectively. We expect we will incur additional restructuring charges totaling approximately $6.9 million in 2009 and 2010 primarily related to lease terminations and other closure costs as we complete our restructuring plan.

Previously, dating back to 2000, we have incurred substantial costs to downsize and/or close facilities in Europe and North America in response to market pressures for low cost products. We reported net restructuring and impairment losses of $0.3 million for the year ended December 31, 2007, related to closed facilities sold late in 2006.

The primary components of restructuring and impairment expense for the years ended December 31, 2008 and 2007, are as follows:

Restructuring Activity (Dollars in millions)	2008	2007

Personnel and severance	$9.5	$—
Lease and other contractual commitment expenses	—	0.3
Asset impairments	5.6	—

Total expense, net	$15.1	$0.3

Operating Income.  Operating income of $22.4 million for the year ended December 31, 2008, represents a decrease of $12.1 million compared to operating income of $34.5 million during the year ended December 31, 2007. The primary sources of operating income for the years ended December 31, 2008 and 2007, are as follows:

Source (Dollars in millions)	2008	2007

Printed Circuit Boards segment(a)	$23.8	$26.1
Assembly segment(a)(b)	8.8	8.4
Other(b)	(10.2)	—

Operating income	$22.4	$34.5

(a)	During the first quarter of 2008, we refined our methodology for allocating common selling, general and administrative expenses to our segments to better reflect the efforts undertaken to support each segment. Previously, these costs were allocated based solely on each segment’s percentage of total net sales. For the year ended December 31, 2007, operating income has been restated to conform to the presentation in the current period.

(b)	With the closure of the Milwaukee Facility in 2009, we reclassified the operating results of the Milwaukee Facility to “Other.” Segment results for all periods presented have been reclassified for comparison purposes.

Operating income of our Printed Circuit Boards segment decreased by $2.3 million to $23.8 million for the year ended December 31, 2008, compared to $26.1 million for the year ended December 31, 2007. The decrease is primarily the result of $7.8 million of severance costs related to restructuring activities, non-cash fixed asset impairment charges of $1.7 million, sales declines during the fourth quarter, currency exchange rates and increased depreciation expense, partially offset by net cost improvements and a reduction in professional fees associated with our continuing initiatives to reduce production costs.

Operating income of our Assembly segment increased by $0.4 million to $8.8 million for the year ended December 31, 2008, compared to operating income of $8.4 million in 2007. The increase is primarily the result of increased sales, partially offset by restructuring costs, currency exchange rates and increased depreciation expense.

The operating loss of $10.2 million in “Other” for the year ended December 31, 2008, relates to the Milwaukee Facility, and is primarily the result of a $12.5 million decline in net sales, and non-cash fixed asset impairment charges of $3.9 million.

Adjusted EBITDA.  Reconciliations of operating income applicable to common stockholders to Adjusted EBITDA for the years ended December 31, 2008 and 2007, were as follows:

	December 31,
Source	2008	2007
	(Dollars in millions)

Operating Income	$22.4	$34.5
Add-back Depreciation and amortization	54.5	51.0
Restructuring and impairment	15.1	0.3
Non-cash stock compensation expense	0.6	2.1

Adjusted EBITDA	$92.6	$87.9

Adjusted EBITDA increased by $4.7 million, or 5.3%, primarily as a result of an approximate 9.9% decrease in selling, general and administrative expense and reduced cost of goods sold relative to our sales. See “Results of Operations — Nine Months Ended September 30, 2009, Compared to Nine Months Ended September 30, 2008 — Adjusted EBITDA” for further discussion of Adjusted EBITDA.

Interest Expense, Net.  Interest expense, net of interest income, for the year ended December 31, 2008, was $31.6 million, compared with $30.6 million for the year ended December 31, 2007. Interest expense related to the Class A Junior preferred stock was approximately $9.8 million and $8.9 million for the twelve months ended December 31, 2008 and 2007, respectively. Interest expense related to the 2011 Notes was $21.0 million in each year, as the $200.0 million principal and the 10.5% interest rate remain unchanged since the 2011 Notes were issued in 2003.

For the year ended December 31, 2008, interest expense was $1.3 million under our prior revolving credit facility. Interest expense on capital leases declined by approximately $0.1 million to approximately $0.6 million during the year ended December 31, 2008, as compared to the prior year.

Interest income increased $0.3 million to $1.4 million for the year ended December 31, 2008, as compared to the year ended December 31, 2007, on higher cash deposits in interest bearing accounts.

Income Taxes.  Income tax expense of $4.9 million for the year ended December 31, 2008, compares to an income tax benefit of $6.9 million for the year ended December 31, 2007. For the year ended December 31, 2007, we recorded a $10.4 million benefit related to the settlement of prior uncertain tax positions and a $3.2 million benefit related to certain tax benefits received in China related to additional investments made. In addition, we revalued certain foreign deferred tax assets and liabilities as a result of a March 2007 tax law change in China. The income tax provision for the year ended December 31, 2007, includes approximately $1.7 million of deferred tax expense related to this revaluation.

Excluding these items, our income tax provision in both 2008 and 2007 relates primarily to expense from our profitable operations in China and Hong Kong. Because of the substantial net operating loss carry forwards previously existing in our U.S. and other tax jurisdictions, we have not fully recognized income tax benefits related to our substantial interest expense, among other expenses.

Year Ended December 31, 2007, Compared to Year Ended December 31, 2006

Net Sales.  Net sales for the year ended December 31, 2007, were $714.3 million, representing a $20.7 million, or 2.8%, decrease from net sales for the year ended December 31, 2006.

Net sales by end-user market for the years ended December 31, 2007 and 2006, were as follows:

End-User Market (Dollars in millions)	2007	2006

Automotive	$258.8	$241.5
Telecommunications	221.2	234.9
Industrial & Instrumentation, Medical, Consumer, and Other	159.3	167.5
Computer and Datacommunications	75.0	91.1

Total net sales	$714.3	$735.0

Our net sales of products for end use in the automotive market grew by approximately 7.2% during the year ended December 31, 2007, compared to 2006 based on sustained strong demand by global automotive producers. Net sales of products ultimately used in the telecommunications market declined by approximately 5.8% from the year ended December 31, 2006, to the year ended December 31, 2007, primarily as a result of weak demand, which included weak demand from two of our larger customers who merged in December 2006. In the industrial and instrumentation, medical, consumer and other market, cessation of a customer program for photo booths was the primary driver of our 4.9% decline of net sales to this end-user market, in which a broad base of other customers remained stable. An approximate 17.7% decline in net sales for the year ended December 31, 2007, of our products for use in the computer and data communications markets is largely the result of an existing customer executing a new strategy to broaden our supplier base.

Net sales by business segment for the years ended December 31, 2007 and 2006, were as follows:

Segment (Dollars in millions)	2007	2006

Printed Circuit Boards	$489.8	$507.2
Assembly(a)	187.3	192.8
Other(a)	58.5	60.2
Eliminations	(21.3)	(25.2)

Total net sales	$714.3	$735.0

(a)	With the closure of the Milwaukee Facility in 2009, we reclassified the operating results of the Milwaukee Facility to “Other.” Segment results for all periods presented have been reclassified for comparison purposes.

Printed Circuit Boards segment net sales, including intersegment sales, for the year ended December 31, 2007, declined by $17.4 million, or 3.4%, to $489.8 million. Four principal factors, including volume, selling price, product mix and currency changes, can affect PCB sales growth or decline from one period to the next. In 2007 compared to 2006, the decline in our Printed Circuit Boards segment primarily is the result of decreased sales volume resulting from weak demand experienced in our telecommunications, and computer and data communications end markets, partially offset by increased demand in our automotive end market and price increases.

Finished PCB volume, measured as total square feet of PCB surface area, declined by approximately 10% in 2007 compared to 2006, while our capacity to finish outer surfaces of products remained unchanged between years.

Like most electronic components, Printed Circuit Boards segment product prices historically have declined in sequential periods as a result of competitive pressures and manufacturing cost efficiencies. However, during 2006 we were successful in implementing broad-based PCB product price increases to compensate for unusually high increases in the costs of our commodity materials, including petroleum, copper and other precious metals. Approximately one-half of our sales during the year ended December 31, 2007, were derived from identical parts sold during the prior year. The price increases on identical parts averaged nearly 5%. We estimate that the favorable impact of price increases offset the overall sales decline in our Printed Circuit Boards segment in 2007 versus 2006 by 2.2%.

Printed Circuit Boards segment sales mix is affected by several factors, including layer count, hole density, line and space density, materials content, order size and other factors. For example, incremental layer content generally results in a higher selling price for an equivalent finished product outer surface square footage. In 2007, the volume mixture of different layer count PCB products was consistent as compared to 2006. As a result, we estimate that product mix changes did not significantly impact 2007 sales as compared to 2006.

The effects of changing currency rates added less than 1% to sales in 2007 compared to 2006, as less than 10% of our Printed Circuit Boards segment sales are denominated in currencies other than the U.S. dollar.

Assembly segment net sales declined by $5.5 million, or 2.9%, to $187.3 million for the year ended December 31, 2007. The decline was primarily the result of reduced demand from select customers in our telecommunications and industrial and instrumentation end markets.

Sales in “Other” for the year ended December 31, 2007, all relate to the Milwaukee Facility. Compared to the year ended December 31, 2006, there was a $1.1 million decrease in sales from the Milwaukee Facility and a $0.6 million decrease in sales from former manufacturing facilities in Europe and Canada.

Cost of Goods Sold.  Cost of goods sold, exclusive of items shown separately in the consolidated statement of operations for the year ended December 31, 2007, was $570.4 million, or 79.8% of consolidated net sales. This represents a 2.0 percentage point improvement from the 81.8% of consolidated net sales achieved during 2006. The improvement is a result of cost improvement initiatives, partially offset by adverse trends in global commodities and currency exchange rates and cost trends in China.

In our Printed Circuit Boards segment, the cost of direct materials represents approximately 60% of our cost of sales. The quantities of materials and supplies used for production are responsible for the most significant costs in our Printed Circuit Boards segment. Materials, labor and overhead costs in the segment have been impacted by adverse trends in global commodities and currency exchange rates. Copper, which is used in our circuit plating processes, and which is used by our suppliers in the form of high-quality foil to make laminate materials that are the basic building blocks in our products, increased in price substantially year-over-year in line with global copper trading price increases.

To a lesser degree, cost trends in China also adversely impacted our cost, including minimum wage increases, social benefit cost increases, and a strengthening of the RMB versus the U.S. dollar by more than 6% during 2007. Despite these cost increases, wages and local operating costs in China remain among the most competitive in the world. Finally, additional professional fees associated with cost improvement initiatives negatively impacted cost of goods sold by approximately $7.6 million for the year ended December 31, 2007.

Cost of goods sold in our Assembly segment relates primarily to component materials costs. As a result, trends in net sales for the segment drove similar trends in cost of goods sold. For the year ended December 31, 2007, product mix favorably impacted cost of goods sold.

Selling, General and Administrative Costs.  Selling, general and administrative costs were $58.2 million, or 8.1% of net sales for the year ended December 31, 2007, and increased by $1.9 million compared to the year ended December 31, 2006. The increase is primarily due to general inflation across numerous costs and stock-based compensation (approximately $0.5 million). Approximately one-half of our costs are incurred to support our global operations and are not specific to any segment. These common costs are allocated to our Printed Circuit Boards segment and Assembly segment.

Depreciation.  Depreciation expense for the year ended December 31, 2007, was $49.7 million, including $43.7 million related to our Printed Circuit Boards segment and $4.8 related to our Assembly segment. Depreciation expense in our Printed Circuit Boards segment increased by $4.4 million compared to the year ended December 31, 2006, as a result of investment in new equipment. Depreciation expense in our Assembly segment for the year ended December 31, 2007, declined by $0.5 million compared to the year ended December 31, 2006, on a lower average depreciable base. Depreciation expense in “Other”, which relates to the Milwaukee Facility, increased by $0.3 million.

Restructuring and Impairment.  Dating back to 2000, we have incurred substantial costs to downsize and/or close facilities in Europe and North America in response to market pressures for low cost products. We closed facilities in the United States, The Netherlands and Canada in prior years, and we continued to incur costs to maintain and to insure certain of the sites while we marketed those properties for sale. The primary components of restructuring and impairment (expense) income for the years ended December 31, 2007 and 2006, are as follows:

Restructuring Activity (Dollars in millions)	2007	2006

Gains on sales of properties held for sale	$—	$5.4
Personnel and severance reversals	—	1.4
Lease and other contractual commitment expenses	(0.3)	(1.5)
Asset impairments	—	(0.4)

Total (expense) income, net	$(0.3)	$4.9

We incurred $0.3 million in restructuring and impairment charges for the year ended December 31, 2007, related to closed facilities sold late in 2006. We reported net restructuring and impairment gains of $4.9 million for the year ended December 31, 2006.

During the year ended December 31, 2006, we recognized net gains on sales of previously closed properties in the United States, The Netherlands and Canada, and we reported the net gains as a reduction of restructuring and impairment expenses. In addition, we negotiated early payment of certain employment obligations in exchange for a discount of the total obligation, resulting in reversal of previously recognized severance expenses. Lease and other contractual commitment expenses during the year ended December 31, 2006, represent expenses incurred to maintain and insure the properties prior to disposal.

Operating Income.  Operating income of $34.5 million for the year ended December 31, 2007, represents a decrease of $1.1 million compared to operating income of $35.6 million during the year ended December 31, 2006. The primary sources of operating income for the years ended December 31, 2007 and 2006, are as follows:

Source (Dollars in millions)	2007	2006

Printed Circuit Boards segment(a)	$26.1	$22.5
Assembly segment(a)(b)	8.4	3.0
Other(b)	0.3	1.2
Restructuring activities	(0.3)	4.9

Operating income	$34.5	$35.6

(a)	During 2008, we refined our methodology for allocating common selling, general and administrative expenses to our segments to better reflect the efforts undertaken to support each segment. Previously these costs were allocated based solely on each segment’s percentage of total net sales. For the years ended December 31, 2007 and 2006, operating income has been restated to conform to the presentation in the current period.

(b)	With the closure of the Milwaukee Facility in 2009, we reclassified the operating results of the Milwaukee Facility to “Other.” Segment results for all periods presented have been reclassified for comparison purposes.

Operating income of our Printed Circuit Boards segment increased by $3.6 million to $26.1 million for the year ended December 31, 2007, compared to $22.5 million for the year ended December 31, 2006. The increase is primarily the result of cost reductions which drove a nearly 3% improvement in our Printed Circuit Boards segment gross margin percentage, partially offset by increased depreciation expense, the decline in sales volume and additional professional fees associated with cost improvement and business growth initiatives.

Operating income of our Assembly segment increased by $1.4 million to $8.4 million for the year ended December 31, 2007, compared to operating income of $7.0 million in 2006. The improvement is primarily the result of improved product mix and price premiums on certain fabricated metal products.

Operating income of $0.3 million in “Other” for the year ended December 31, 2007, relates to the Milwaukee Facility; and compares to operating income of $1.2 million for the year ended December 31, 2006, which included $0.8 million from the Milwaukee Facility and $0.4 million from closed Europe and Canada operations.

Adjusted EBITDA.  Reconciliations of operating income applicable to common stockholders to Adjusted EBITDA for the years ended December 31, 2007 and 2006, were as follows:

	December 31,
Source	2007	2006
	(Dollars in millions)

Operating Income	$34.5	$35.6
Add-back Depreciation and amortization	51.0	46.7
Restructuring and impairment	0.3	(4.9)
Non-cash stock compensation expense	2.1	1.4

Adjusted EBITDA	$87.9	$78.8

Adjusted EBITDA increased by $9.1 million, or 11.5%, despite the 2.8% decline in net sales, primarily as a result of cost reduction initiatives and improved product mix. See “Results of Operations — Nine Months Ended September 30, 2009, Compared to Nine Months Ended September 30, 2008 — Adjusted EBITDA” for further discussion of Adjusted EBITDA.

Interest Expense, Net.  Interest expense, net of interest income, for the year ended December 31, 2007, was $30.6 million, compared with $38.8 million for the year ended December 31, 2006. Interest income earned in both years was immaterial. Interest expense related to the Class A Junior preferred stock was approximately $8.9 million and $8.1 million for the twelve months ended December 31, 2007 and 2006, respectively. Interest expense related to the 2011 Notes was approximately $21.0 million in each year as the $200.0 million principal and the 10.5% interest rate have remained unchanged since the 2011 Notes were issued in 2003.

Interest expense was $0.7 million for year ended December 31, 2007, under our prior revolving credit facility, and this expense varies from period to period based on the outstanding principal balances and letters of credit, both of which bear interest at floating rates. Interest expense on capital leases was approximately $0.7 million during the year ended December 31, 2007.

The significant reduction of net interest expense for the year ended December 31, 2007, compared to 2006 is primarily the result of the extinguishment of our 2003 Credit Facility (as defined below). Interest expense totaling approximately $9.3 million during the year ended December 31, 2006, was incurred on an average $165.6 million of term loan and revolver loan borrowings under our then outstanding 2003 Credit Facility at an average rate of 9.1%. We extinguished the remaining balance of our 2003 Credit Facility in May 2006 by applying the proceeds from the sale of our wire harness business. Interest expense totaling approximately $0.5 million during the year ended December 31, 2006, was incurred on an average $19.6 million of revolver loan borrowings under our prior revolving credit facility which began in August 2006. Interest expense on capital leases was approximately $0.5 million during the year ended December 31, 2006.

Income Taxes.  Income tax benefit of $6.9 million for the year ended December 31, 2007, compares to income tax expense of $18.5 million for the year ended December 31, 2006. Certain events unrelated to pre-tax income and expenses generated in 2007 impacted the 2007 income tax provision. For the year ended December 31, 2007, we recorded a $10.4 million benefit related to the settlement of prior uncertain tax positions and a $3.2 million benefit related to certain tax benefits received in China related to additional investments made. In addition, we revalued certain foreign deferred tax assets and liabilities as a result of a March 2007 tax law change in China. The income tax benefit for the year ended December 31, 2007, includes approximately $1.7 million of deferred tax expense related to this revaluation.

Excluding these items, our income tax provision in both 2007 and 2006 relates primarily to our profitable operations in China and Hong Kong. Because of the substantial net operating loss carry forwards previously existing in our U.S. and other tax jurisdictions, we have not fully recognized income tax benefits related to our substantial interest expense, among other expenses.

Discontinued Operations

On May 1, 2006, we sold our wire harness business to Electrical Components International Holdings Company, a newly-formed affiliate of Francisco Partners, L.P., a private equity firm, for gross cash proceeds of $320.0 million. Net cash proceeds reported in the accompanying consolidated statement of cash flows for the year ended December 31, 2006, of $307.9 million reflect reductions of the gross proceeds for (i) cash of $3.0 million on deposit in bank accounts of the disposed business on the date of the transaction, (ii) a $2.4 million contractual purchase price adjustment agreed and paid to the acquirer in June 2006, and (iii) transaction costs of $6.7 million paid in 2006 related to the disposal. One further contractual purchase price adjustment, which was accrued at the time of the disposal, was settled at the estimated amount of approximately $2.0 million during the quarter ended June 30, 2007.

In the accompanying consolidated statement of operations for the year ended December 31, 2006, we recognized a net gain on the sale of our discontinued wire harness operations of $214.1 million. The gain is net of (i) the carrying value of net assets disposed, (ii) professional fees and other costs related to the disposal transaction, (iii) actual and estimated purchase price adjustments and (iv) taxes of approximately $9.5 million.

We have classified the results of operations of our wire harness business as discontinued operations for all periods presented.

For the four months ended April 30, 2006, operating results for the discontinued operations are as follows (dollars in millions):

Net sales	$102.4

Operating income	$11.3

Income before income taxes	$11.4
Income tax provision	1.9

Net income	$9.5

Functional Currency

On January 1, 2007, we changed the functional currency for certain of our foreign subsidiaries from the local currency to the U.S. dollar due to a change in the way these businesses are financed, resulting in the U.S. dollar becoming the currency of the primary economic environment in which the subsidiaries operate. As a result, all foreign subsidiaries use the U.S. dollar as the functional currency effective January 1, 2007.

Prior to 2007, adjustments resulting from translating the foreign currency financial statements of these subsidiaries into U.S. dollars have been included as a separate component of accumulated other comprehensive income (loss). Upon the change of the functional currency, these subsidiaries no longer generate such translation adjustments, and such translation adjustments from prior periods will continue to remain a component of accumulated other comprehensive income (loss).

Liquidity and Capital Resources

Cash Flow

We had cash and cash equivalents at September 30, 2009, December 31, 2008 and December 31, 2007, of $110.7 million, $83.1 million and $64.0 million, respectively.

Net cash provided by operating activities for the nine months ended September 30, 2009, and the year ended December 31, 2008 was $44.3 million and $53.7 million, respectively, compared to $22.8 million for the nine months ended September 30, 2008 and $63.8 million for the year ended December 31, 2007, and net cash used in operating activities of $1.8 million for the year ended December 31, 2006. The improvement in net cash from operating activities for the nine months ended

September 30, 2009 is primarily due to positive changes in working capital partially offset by reduced income from operations and cash payments of approximately $14.7 million for severance and other restructuring costs. The decrease in net cash provided by operating activities from 2007 to 2008 was primarily due to lower net income, partially offset by positive changes in working capital. The change in operating cash flows from 2006 to 2007 was primarily due to increased net income from continuing operations and positive changes in working capital.

Net cash used in investing activities for the nine months ended September 30, 2009, and the year ended December 31, 2008 was $10.7 million, which related to capital expenditures and was net of $4.0 million in proceeds from disposal of equipment, and $48.3 million, respectively, compared to net cash used in investing activities of $42.0 million for the nine months ended September 30, 2008, $37.0 million for the year ended December 31, 2007, and net cash provided by investing activities of $273.8 million for the year ended December 31, 2006. The increase from 2007 to 2008 was due primarily to higher capital expenditures. The 2007 decrease from 2006 was due to the 2006 disposals of (i) our former wire harness business for net proceeds of $307.9 million, and (ii) properties held for sale for net proceeds of $21.8 million.

Given the uncertainty about global economic conditions, we have and will continue to focus on managing capital expenditures to respond to changes in demand or other economic conditions. Our Printed Circuit Boards segment is a capital-intensive business that requires annual spending to keep pace with consumer demands for new technologies, cost reductions, and product quality standards. The spending required to meet our customer’s requirements is incremental to recurring repair and replacement capital expenditures required to maintain our existing production capacities and capabilities. Investing cash flows include capital expenditures by our Printed Circuit Boards segment of $13.2 million and $37.0 million for the nine months ended September 30, 2009 and 2008, respectively, and $42.9 million, $29.5 million and $47.0 million for the years ended December 31, 2008, 2007 and 2006, respectively. Continued growth in our Printed Circuit Boards segment and advances in technological requirements to meet customer needs were the primary drivers of our investments in property and equipment in that segment. Capital expenditures related to our Assembly segment for the nine months ended September 30, 2009 and 2008 were $1.5 million and $5.6 million, respectively, and for each of 2008, 2007 and 2006 were $2.8 million, $4.0 million and $3.3 million, respectively. Non-recurring cash outflows of investing activities during the year ended December 31, 2006, also include capital expenditures related to our former wire harness business of $3.0 million.

Net cash used in financing activities was $5.9 million for the nine months ended September 30, 2009, which related to the repayment of a $15.5 million term loan balance under our 2006 Credit Agreement (as defined below) and a $10.0 million draw on our Guangzhou Termbray Electronics Technology Company Limited subsidiary’s 200 million RMB (approximately $29.3 million U.S. dollars based on the exchange rate as of September 30, 2009) revolving credit facility (the “Guangzhou 2009 Credit Facility”) with China Construction Bank, Guangzhou Economic and Technical Development District Branch. During the period we also incurred financing costs, which primarily related to our exploration of alternatives for refinancing of our 2011 Notes. Net cash provided by financing activities of $13.6 million for the year ended December 31, 2008, related to net borrowings under the term loan facility of the 2006 Credit Agreement of $15.5 million, offset by the payment of capital lease obligations of $1.9 million. Net cash used in financing activities of $0.8 million for the year ended December 31, 2007, related entirely to the payment of capital lease obligations. Net cash used in financing activities was $270.5 million for the year ended December 31, 2006, including the extinguishment of $262.4 million of our 2003 Credit Facility paid primarily from the net proceeds of the disposal of our wire harness business. Cash used by financing activities in 2006 also includes $3.3 million of costs incurred in connection with the establishment of the 2006 Credit Agreement, plus scheduled principal payments on capital lease obligations of $4.9 million.

Financing Arrangements

On November 24, 2009, our subsidiary, Viasystems, Inc., completed an offering of the 2015 Notes. The 2015 Notes bear interest at a rate of 12.00% per annum, payable semi-annually on January 15 and July 15 of each year, beginning on July 15, 2010. The obligations under the 2015 Notes are fully and unconditionally guaranteed, jointly and severally, by all of our current and future domestic subsidiaries, other than certain immaterial subsidiaries. The 2015 Notes and the 2015 Notes guarantees thereof are secured together with any other shared lien obligations, equally and ratably by security interests granted to the collateral trustee in all collateral from time to time owned by Viasystems, Inc. or the guarantors, which consists of certain equity interests and substantially all of Viasystems, Inc. and the guarantors’ tangible and intangible assets, other than certain excluded assets. The 2015 Notes were sold at a price of 93.769% of their par value and the net proceeds were partially used to fund the tender offer of the 2011 Notes and to pay transaction fees and expenses. The remaining net proceeds of the 2015 Notes offering were used to redeem the outstanding 2011 Notes on January 15, 2010. The indenture governing the 2015 Notes contains containing covenants that, among other things, will restrict our ability and the ability of our restricted subsidiaries to:

• incur additional indebtedness or issue disqualified stock or preferred stock;

• create liens;

• pay dividends, make investments or make other restricted payments;

• sell assets;

• consolidate, merge, sell or otherwise dispose of all or substantially all of our or their assets;

• enter into transactions with our or their affiliates; and

• designate our or their subsidiaries as unrestricted.

On September 1, 2009, our Guangzhou Termbray Electronics Technology Company Limited subsidiary consummated the Guangzhou 2009 Credit Facility with China Construction Bank Guangzhou Economic and Technical Development District Branch. The Guangzhou 2009 Credit Facility provides for borrowings denominated in RMB and foreign currencies, including the U.S. dollar; and borrowings are secured by a mortgage lien on the buildings and land lease at our manufacturing facility in Guangzhou, China. Borrowings under the Guangzhou 2009 Credit Facility are to be used for Viasystems Termbray’s working capital and trade financing purposes. The revolving credit facility is renewable annually beginning June 30, 2010. Loans under the credit facility bear interest at the rate of (i) LIBOR plus a margin negotiated prior to each U.S. dollar denominated loan or (ii) the interest rate quoted by the People’s Bank of China multiplied by 0.9 for RMB denominated loans. The Guangzhou 2009 Credit Facility has certain restrictions and other covenants that are customary for similar credit arrangements; however there are no financial covenants contained in this facility. As of September 30, 2009, $10.0 million in U.S. dollar loans was outstanding under the Guangzhou 2009 Credit Facility, and approximately $19.3 million of the revolving credit facility was unused and available.

In September 2009, in connection with the consummation of the Guangzhou 2009 Credit Facility, we provided notice to voluntarily prepay and cancel the 2006 Credit Agreement with UBS AG Hong Kong Branch and UBS AG, Singapore Branch, and repaid all outstanding amounts under the 2006 Credit Agreement. The 2006 Credit Agreement was for a term of four years and provided a $60.0 million revolving credit facility and a $20.0 million term loan facility. As a result of the prepayment and cancellation of the 2006 Credit Agreement, we recorded a loss on early extinguishment of debt of $0.7 million in conjunction with the write-off of related unamortized deferred financing costs.

In May 2006, we extinguished the remaining term loan balance under our 2003 Credit Facility using the net proceeds from the sale of our wire harness business, and in August 2006, we terminated the remaining revolving credit portion of the 2003 Credit Facility with cash available from continuing operations.

In December 2003, we completed an offering of $200.0 million of our 2011 Notes. The proceeds from that offering were used to repay a portion of original term loan borrowings under our then existing senior credit facility (the “2003 Credit Agreement”). The entire original principal balance of the 2011 Notes remained outstanding at September 30, 2009; however, as noted above, Viasystems, Inc. completed a tender offer to repurchase $94,124,000 aggregate principal amount, or approximately 47.03%, of the 2011 Notes on November 25, 2009 and redeemed the remaining 2011 Notes on January 15, 2010.

If the Merger is consummated, we expect to enter into the Wachovia Credit Facility, a new senior secured revolving credit and letter of credit facility in an amount up to $75,000,000 with Wachovia Bank, National Association. The borrowers under the Wachovia Credit Facility will be certain of our domestic subsidiaries, including from and after the Merger and the subsequent contribution, Merix and certain of its subsidiaries. The borrowing base availability at any time is expected to be calculated as follows (subject to certain adjustments): 85% of the net amount of eligible accounts receivable of the borrowers; plus the lesser of (i) the sum of (A) 85% of the appraised value of eligible equipment plus (B) 65% of the appraised fair market value of eligible real property or (ii) $20,000,000; minus applicable reserves (if any). The Wachovia Credit Facility will mature four years from the consummation of the Merger. Borrowings under the Wachovia Credit Facility are expected to bear interest at a rate per annum equal to, at the borrowers’ option, either (i) the base rate determined by reference to the higher of (A) the rate of interest publicly announced by Wachovia Bank, National Association as its prime rate and (B) the sum of (x) the federal funds effective rate plus (y) one-half percent (.50%) per annum plus, in each case, (z) an applicable margin or (ii) the sum of (A) Eurodollar rate plus (B) an applicable margin. All obligations under the Wachovia Credit Facility will be unconditionally guaranteed by Viasystems, Inc. and certain direct and indirect subsidiaries of Viasystems, Inc. that are not the borrowers. All obligations under the Wachovia Credit Facility will be secured, subject to certain exceptions, by a first priority security interest and lien on all of the borrowers’ and the guarantors’ present and future assets, other than certain excluded assets. The Wachovia Credit Facility will contain certain customary representations and warranties, affirmative and negative covenants and events of default.

During 2008 and 2007, we did not enter into any new capital leases obligations; however, in 2006 we entered into a capital lease obligation of $11.6 million for certain new equipment.

Contractual Obligations

The following table provides a summary of future payments due under contractual obligations and commitments as of December 31, 2008:

	Less Than	1-3	3-5	More Than
Contractual Obligations	1 Year	Years	Years	5 Years	Total
	(Dollars in millions)

2011 senior subordinated notes(a)	$—	$200.0	$—	$—	$200.0
Interest on 2011 senior subordinated notes(a)	21.0	31.5	—	—	52.5
2006 Credit Agreement(b)	7.5	8.0	—	—	15.5
Capital lease payments	2.6	2.8	0.2	0.8	6.4
Operating leases	5.3	6.6	0.9	1.4	14.2
Restructuring payments	9.3	1.3	1.3	1.5	13.4
Management fees(c)	1.8	0.6	0.6	12.7	15.7
Unrecognized tax benefits(d)	1.6	—	—	—	1.6
Disposition agreements	0.2	—	—	—	0.2
Deferred compensation	0.1	0.2	0.2	1.9	2.4
Purchase orders	42.6	—	—	—	42.6
Redemption of Class B Senior preferred stock	—	—	203.6	—	203.6
Redemption of Class A Junior preferred stock	—	—	159.2	—	159.2

Total	$92.0	$251.0	$366.0	$18.3	$727.3

(a)	On November 24, 2009 we issued $220.0 million original principal amount 12.00% Senior Secured Notes due 2015; and purchased $94.1 million of the $200.0 million original principal amount of 10.50% Senior Subordinated Notes due 2011 pursuant to a tender offer. On January 15, 2010, we redeemed the remaining 2011 Notes.

(b)	In September 2009, we repaid all outstanding amounts and voluntarily cancelled the 2006 Credit Agreement. In addition, in September 2009, we borrowed $10.0 million under the Guangzhou 2009 Credit Facility.

(c)	Includes a management fee of $1.5 million owed to HMTF in 2008 in connection with the monitoring and oversight agreement. The agreement requires an annual fee equal to the lesser of $1.5 million or 2% of consolidated adjusted EBITDA, which has been excluded for all periods subsequent to 2008 as the amounts are indeterminable. The agreement expires in January 2013.

(d)	Includes the liability for unrecognized tax benefits that could be settled in the next twelve months and has been classified as current income taxes payable in the consolidated balance sheet at December 31, 2008. The liability for unrecognized tax benefits of $16.2 million included in other non-current liabilities at December 31, 2008, has been excluded from the above table as we cannot make a reasonably reliable estimate of the timing of future payments.

Liquidity

Given the uncertainty about global economic conditions, management has and will continue to focus on managing capital expenditures to respond to changing economic conditions. Subject to changes in customer demand and other market conditions, we anticipate making capital expenditures of approximately $25.0 million during 2009. We believe that cash flow from operations, available cash on hand and the cash available from our Guangzhou 2009 Credit Facility will be sufficient to fund our capital expenditures and other currently anticipated cash needs for at least the next 12 months, including, (i) our semi-annual interest payments on our notes, (ii) working capital needs, (iii) scheduled capital lease payments for equipment leased by our Printed Circuit Boards segment and (iv) debt service requirements in connection with our Guangzhou 2009 Credit Facility.

Our ability to meet our cash needs through cash generated by our operating activities will depend on the demand for our products, as well as general economic, financial, competitive and other factors, many of which are beyond our control. Our business may not generate cash flow in an amount sufficient to enable us to pay the principal of, or interest on, our indebtedness, or to fund our other liquidity needs, including working capital, capital expenditures, product development efforts, strategic acquisitions, investments and alliances and other general corporate requirements. If we cannot fund our liquidity needs, we will have to take actions such as reducing or delaying capital expenditures, product development efforts, strategic acquisitions, investments and alliances; selling assets; restructuring or refinancing our debt; or seeking additional equity capital. We cannot assure you that any of these remedies could, if necessary, be effected on commercially reasonable terms, or at all, or that they would permit us to meet our scheduled debt service obligations. Our credit facilities and the indenture governing the 2015 Notes limit the use of the proceeds from any disposition of assets and, as a result, we may not be allowed, under those documents, to use the proceeds from such dispositions to satisfy all current debt service obligations. See “Risk Factors — Risks Related to Our Business and Industry — Servicing our debt, requires a significant amount of cash and our ability to generate cash may be affected by factors beyond our control.”

Recent instability in the financial markets has lead to the consolidation, restructuring and closure of certain financial institutions. Should any of the financial institutions who maintain our cash deposits or who are party to our credit facilities become unable to repay our deposits or honor their commitments under our credit facilities, it could have a material adverse effect on our liquidity. As of September 30, 2009, approximately 33.9% of our cash balances were on deposit with Citibank (China), which is a subsidiary of Citigroup Inc. The U.S. government has previously taken certain actions to stabilize Citigroup Inc. in an effort to remove uncertainty and restore confidence in that company. Management has been monitoring, and will continue to monitor, the stability of Citigroup, Inc. and the appropriateness of our depository relationship with Citibank (China).

We continue to explore certain alternatives that may impact our liquidity, including but not limited to acquisitions, debt refinancing, debt retirement and equity offerings. We can give no assurance of our ability to execute any of these alternatives.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements.

Backlog

We estimate that our backlog of unfilled orders as of September 30, 2009, was approximately $77.3 million, which includes $60.0 million and $17.3 million from our Printed Circuit Board and Assembly segments, respectively. This compares to our backlog of unfilled orders of $78.0 million at December 31, 2008, which included $54.1 million and $23.9 million from our Printed Circuit Board and Assembly segments, respectively. Because unfilled orders may be cancelled prior to delivery, the backlog outstanding at any point in time is not necessarily indicative of the level of business to be expected in the ensuing period.

Recently Adopted Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”). SFAS No. 159 provides companies with an option to report selected financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. SFAS No. 159 was effective as of the beginning of 2008, and we have not elected the fair value option for any financial instruments.

In September 2006, the SEC released Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB No. 108”). SAB No. 108 addresses how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires an entity to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. We adopted SAB No. 108 in the fourth quarter of 2006.

In 2006, we identified certain errors in previously reported financial statements, which were evaluated under the criteria of SAB No. 108. The following table summarizes the items and amounts, net of tax where applicable, of the cumulative effect adjustment resulting in the increase to accumulated deficit.

Nature of Adjustment (Dollars in millions)	Amount

Lease termination	$4.1
Impaired long-lived assets	2.2
Lifetime medical benefits	1.1
Accrued vacation	1.2

$8.6

These amounts were evaluated on a qualitative and quantitative basis, both individually and in the aggregate, and were not deemed material to any prior years under the income statement approach. However, in connection with the adoption of SAB No. 108, we have corrected these errors because these amounts have been deemed material using the balance sheet approach.

The transition provisions of SAB No. 108 permit us to adjust for the cumulative effect on retained earnings of immaterial errors relating to prior years. Accordingly, we recognized a cumulative effect adjustment to increase accumulated deficit as of January 1, 2006, totaling $8.6 million (net of a tax benefit of $0.1 million). SAB No. 108 also requires the adjustment of any prior quarterly financial statements within the fiscal year of adoption for the effects of such errors on the quarters when the information is next presented. Such adjustments do not require previously filed reports with the SEC to be amended.

In May 2009, the FASB issued SFAS No. 165 Subsequent Events (“SFAS No. 165”). SFAS No. 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. We adopted SFAS No. 165 as of June 30, 2009, and upon adoption, there was no material effect on our financial position, results of operations or cash flows.

In June 2009, the FASB established, with effect from July 1, 2009, the FASB Accounting Standards Codificationtm (the “Codification”) as the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. We adopted the Codification beginning July 1, 2009, and while it will impact the way we refer to accounting pronouncements in our disclosures, it did not affect our financial position, results of operations or cash flows.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

As of September 30, 2009, we had a $10.0 million outstanding loan with a variable interest rate, and we may have additional variable rate long-term debt in the future. Accordingly, our earnings and cash flows could be affected by changes in interest rates in the future. As of September 30, 2009, our variable rate debt bears interest at the London Inter-Bank Offer Rate (“LIBOR”) plus 0.5% per annum.

Based on the September 30, 2009, LIBOR rate, we do not believe a 10% movement in LIBOR would have a material effect on our financial condition, operating results or cash flows.

Foreign Currency Risk

We conduct our business in various regions of the world, and export and import products to and from several countries. Our operations may, therefore, be subject to volatility because of currency fluctuations. Sales are primarily denominated in U.S. dollars, while expenses are frequently denominated in local currencies, and results of operations may be affected adversely as currency fluctuations affect our product prices and operating costs or those of our competitors. From time to time, we enter into foreign exchange forward contracts to minimize the short-term impact of foreign currency fluctuations. We do not engage in hedging transactions for speculative investment reasons. Our hedging operations historically have not been material, and gains or losses from these operations have not been material to our cash flows, financial position or results from operations. There can be no assurance that our hedging activities will eliminate or substantially reduce risks associated with fluctuating currencies. At September 30, 2009, there were foreign currency hedge instruments outstanding with a notional value of 690 million RMB (the equivalent of $101.0 million U.S. dollars as of September 30, 2009) related to our Asian operations. Based on the September 30, 2009 exchange rates, an increase or decrease in foreign exchange rates of 10% (ignoring the effects of hedging) would result in an increase or decrease, respectively, in our operating expenses of approximately $8.1 million and $18.2 million for the three and nine months ended September 30, 2009, respectively.

Commodity Price Risk

We purchase diesel fuel to generate portions of our energy in certain of our manufacturing facilities using generators, and we will be required to bear the increased cost of generating energy if the cost of oil increases. In addition, the materials we purchase to manufacture PCBs contain copper, gold, silver and tin. To the extent the prices for such metals increase, our cost to manufacture PCBs will increase. Prices for copper, gold, silver, tin and oil have a history of substantial increases in recent years. Future price increases for such commodities would increase our cost and could have an adverse effect on our results of operations.

BUSINESS

General

We are a leading worldwide provider of complex multi-layer PCBs and E-M Solutions. PCBs serve as the “electronic backbone” of almost all electronic equipment, and our E-M Solutions products and services integrate PCBs and other components into finished or semi-finished electronic equipment, which include custom and standard metal enclosures, metal cabinets, metal racks and sub-racks, backplanes, cable assemblies and busbars.

We currently operate our business in two segments: Printed Circuit Boards, which includes our PCB products, and Assembly, which includes our E-M Solutions products and services. For the twelve months ended September 30, 2009, our Printed Circuit Board segment accounted for approximately two-thirds of our net sales and our Assembly segment accounted for approximately one-third of our net sales.

The components we manufacture include, or can be found in, a wide variety of commercial products, including automotive engine controls, hybrid converters, automotive electronics for navigation, safety, entertainment and anti-lock braking systems, telecommunications switching equipment, data networking equipment, computer storage equipment, wind and solar energy applications and several other complex industrial, medical and technical instruments. Our broad offering of E-M Solutions services include component fabrication, component integration, and final system assembly and testing. These services can be bundled with our PCBs to provide an integrated solution to our customers. Our net sales for the twelve months ended September 30, 2009 were derived from the following end markets:

•	Automotive (37%);

•	Industrial and instrumentation/energy/medical/consumer/other (27%);

•	Telecommunications (27%); and

•	Computer/data communications (9%).

We are a supplier to over 125 original equipment manufacturers (“OEMs”) and contract electronic manufacturing services companies (“CEMs”) in our end markets. We target the sale of PCBs and E-M Solutions to global OEMs. Our top OEM customers include industry leaders such as Alcatel-Lucent SA, Autoliv, Inc., Bosch Group, Continental AG, Delphi Corporation, EMC Corporation, Ericsson AB, General Electric Company, Hewlett-Packard Company, Hitachi, Ltd, Huawei Technologies Co. Ltd., Rockwell Automation, Inc., Siemens AG, Sun Microsystems, Inc., Tellabs, Inc., TRW Automotive Holdings Corp. and Xyratex Ltd. Our top CEM relationships include industry-leading contract manufacturers such as Celestica, Inc. and Jabil Circuits, Inc.

We currently have six manufacturing facilities, all of which are located outside of the United States to take advantage of low-cost, high quality manufacturing environments. Our PCB products are produced in two of our five facilities in China. Our E-M Solutions products and services are provided from our other three Chinese facilities and our one facility in Mexico. In addition to our manufacturing facilities, in order to support our customers’ local needs, we maintain engineering and customer service centers in Canada, Mexico, the United States, Hong Kong, China, The Netherlands and England. These engineering and customer service centers correspond directly to the primary areas where we ship our products, as evidenced by the fact that, for the twelve months ended September 30, 2009, approximately 38%, 36% and 26% of our net sales were generated by shipments to North America, Asia and Europe, respectively.

Our History

We were formed in 1996 under the name Circo Craft Holding Company. Circo Craft Holding Company had no operations prior to its first acquisition in October 1996, when it changed its name to

Circo Technologies, Inc. In January 1997, Circo Technologies, Inc. changed its name to Viasystems Group, Inc.

From 1997 through 2001, we expanded rapidly through the acquisition of several businesses throughout Europe, North America and China. During that time, we expanded our business model to include full systems assemblies, wire harnesses and cable assemblies to complement our original PCB and backpanel offerings.

From 1999 to 2001, our business was heavily reliant on the telecommunications and networking markets, as the majority of our customers were telecommunication and networking original equipment manufacturers. In early 2001, the telecommunications and networking industries began a significant business downturn caused by the decline in capital spending related to those industries. The decline in capital spending in the telecommunications and networking industries was exacerbated by excess inventories for those industries within the contract manufacturing supply chain. As a result of these and other factors, in January 2003, we reorganized under prepackaged Chapter 11 proceedings.

From April 2001 through 2005, we substantially restructured our operations and closed or sold 24 under-performing or non-strategic facilities. During that time, we streamlined our business to focus on PCBs, E-M Solutions and wire harnesses, and we significantly diversified our end markets and customer base.

During 2006, we sold our wire harness business. As a result of the disposal of the wire harness operations and our restructuring activities early in this decade, we believe we are well positioned as a PCB and E-M Solutions manufacturer, with manufacturing facilities located in low cost areas of the world, able to serve our global customer base. Our PCB and E-M Solutions products are supplied from our Printed Circuit Boards and Assembly segments, respectively.

In November 2008, in light of global economic conditions and our ongoing efforts to align capacity, overhead costs and operating expenses with market demand, we announced a planned 2009 closure of our manufacturing facility in Milwaukee, Wisconsin, and its satellite final-assembly and distribution facility in Newberry, South Carolina, as well as a planned work force reduction across our global operations, which began in November 2008 and was substantially completed during the first half of 2009. Depending upon the length and severity of the current global economic turndown, further actions may be required to adjust our capacity and cost structure.

We are headquartered in St. Louis, Missouri. The mailing address for our headquarters is 101 South Hanley Road, Suite 400, St. Louis, Missouri 63105, and our telephone number at that location is (314) 727-2087. We can also be reached at our website, www.viasystems.com.

Our Products

Printed Circuit Boards — PCBs serve as the foundation of almost all electronic equipment, providing the circuitry and mounting surfaces necessary to interconnect discrete electronic components, such as integrated circuits, capacitors and resistors. PCBs consist of a pattern of electrical circuitry etched from copper and laminated to a board made of insulating material, thereby providing electrical interconnection between the components mounted onto them.

Electro-Mechanical Solutions — E-M Solutions include a wide variety of products and services, primarily including assembly of backplanes, custom and standard metal enclosures, cabinets, racks and sub-racks, systems integration and assembly, final product testing and fulfillment.

Markets and Customers

We provide products and services to more than 125 OEMs. We believe our position as a strategic supplier of PCBs and E-M Solutions fosters close relationships with our customers. These relationships have resulted in additional growth opportunities as we have expanded our capabilities and capacity to meet our customers’ wide range of needs.

The following table shows our net sales as a percentage by the principal end-user markets we serve:

	Nine Months
	Ended	Year Ended
	September 30,	December 31,
Markets	2009	2008	2007	2006

Automotive	36.6%	37.4%	36.2%	32.9%
Telecommunications	27.8	25.9	31.0	32.0
Industrial & Instrumentation/Medical/Consumer/Other	26.8	26.6	22.3	22.7
Computer/Datacommunications	8.8	10.1	10.5	12.4

Total Net Sales	100.0%	100.0%	100.0%	100.0%

Although we seek to diversify our customer base, a small number of customers are responsible for a significant portion of our net sales. For the years ended December 31, 2008, 2007 and 2006, sales to our ten largest customers accounted for approximately 73.3%, 76.2% and 73.7% of our net sales, respectively.

Further, the table below highlights individual end customers that directly and indirectly account for more than 10% of our consolidated net sales.

	Nine Months
	Ended		Year Ended
	September 30,		December 31,
Customer	2009		2008		2007		2006

Alcatel-Lucent SA(a)	15.1%		16.3%		20.2%		20.8%
Bosch Group	13.2		11.2		10.7		10.1
General Electric Company	12.1		10.2		*	(c)	*	(c)
Continental AG(b)	10.9		13.4		*	(c)	*	(c)
Siemens AG(b)	*	(c)	*	(c)	12.4		13.7

(a)	Alcatel SA and Lucent Technologies, Inc. merged during 2006. Amounts represent sales to both the individual companies prior to the Merger and the combined companies after the Merger.

(b)	In December 2007, Continental AG concluded the purchase of the automotive parts business unit of Siemens AG. Sales to that business unit in 2008 are included in the table for Continental AG. Sales to that business unit in 2007 and 2006 are included in the table for Siemens AG. Through its other business units, Siemens AG remains our customer.

(c)	Represents less than ten percent of consolidated net sales.

Our PCB and E-M Solutions products are supplied from our Printed Circuit Boards and Assembly segments, respectively (see Note 14 to our Consolidated Financial Statements). Sales to Alcatel-Lucent SA, Siemens AG and General Electric Company occurred in both the Printed Circuit Boards and Assembly segments. Sales to Continental AG and Bosch Group occurred in the Printed Circuit Boards segment.

Manufacturing Services

Our offering of manufacturing services includes the following:

Design and Prototyping Services — We provide comprehensive front-end engineering services, including custom enclosure design, circuit board layout and related design services leading to efficient manufacturing and delivery. We offer quick-turn prototyping, which is the rapid production of a new product sample. Our quick-turn prototype service allows us to provide small test quantities to our customers’ product development groups. Our participation in product design and prototyping allows us to reduce our customers’ manufacturing costs and their time-to-market and time-to-volume. These services enable us to strengthen our relationships with customers that require advanced engineering services. In addition, by working closely with customers throughout the development and manufacturing process, we often gain insight into their future product requirements. These services are not billed separately, but instead are included in the determination of the product sales price to be invoiced to the customer.

PCB and Backpanel Fabrication — PCBs are platforms that connect semiconductors and other electronic components. Backpanels connect PCBs. We manufacture multi-layer PCBs and backpanels on a low-volume, quick-turn basis, as well as on a high-volume production basis. In recent years, the trend in the electronics industry has been to increase the speed and performance of components while reducing their size. Semiconductor designs are currently so complex that they often require PCBs with many layers of narrow, tightly spaced wiring. These advancements in component technologies have driven the change in PCB design to higher density printed circuits.

Backpanel Assembly — We provide backpanel assemblies, which are manufactured by mounting interconnect devices, integrated circuits and other electronic components on a bare backpanel. This process differs from that used to provide PCB assemblies primarily because of the larger size of the backpanel and the more complex placement techniques that must be used with higher layer count PCBs. We also perform functional and in-circuit testing on assembled backpanels.

PCB Assembly — As a complement to our E-M Solutions offering, we have the capability to manufacture PCB assemblies. Generally, we do not produce PCB assemblies separately, but rather we integrate them with other components as part of a full electro-mechanical solution. In addition, we offer testing of assembled PCBs and testing of all of the functions of the completed product, and we work with our customers to develop product-specific test strategies. Our test capabilities include manufacturing defect analysis, in-circuit tests, functional tests and environmental stress tests of board or system assemblies.

Custom Metal Enclosure Fabrication — We specialize in the manufacture of custom-designed chassis and enclosures primarily used in the telecommunications, industrial, medical and computer/datacommunications industries. As a fully integrated supply chain partner with expertise in design, rapid prototyping, manufacturing, packaging and logistics, we provide our customers with reduced manufacturing costs and shortened time-to-market throughout a product’s life cycle.

Full System Assembly and Test — We provide full system assembly services to customers from our facilities in China and Mexico. These services require sophisticated logistics capabilities and supply chain management capabilities to procure components rapidly, assemble products, perform complex testing and deliver products to end users around the world. Our full system assembly services involve combining custom metal enclosures and a wide range of subassemblies, including PCB assemblies. We also employ advanced test techniques to various subassemblies and final end products. Increasingly, customers require custom, build-to-order system solutions with very short lead times. We are focused on supporting this trend by providing supply chain solutions designed to meet their individual needs.

Packaging and Global Distribution — We offer our customers flexible, just-in-time and build-to-order delivery programs, allowing product shipments to be closely coordinated with our customers’ inventory requirements. Increasingly, we ship products directly into customers’ distribution channels or directly to the end-user. These services are not billed separately, but instead are included in the determination of the product sales price to be invoiced to the customer.

After-Sales Support — We offer a wide range of after-sales support services. These support services can be tailored to meet customer requirements, including field failure analysis, product upgrades, repair and engineering change management. These services are not billed separately, but instead are included in the determination of the product sales price to be invoiced to the customer.

Supply Chain Management — Effective management of the supply chain is critical to the success of customers as it directly impacts the time required to deliver product to market and the capital requirements associated with carrying inventory. Our global supply chain organization works with customers and suppliers to meet production requirements and to procure materials. We utilize our enterprise resource planning systems to optimize inventory management. These services are not billed separately, but instead are included in the determination of the product sales price to be invoiced to the customer.

Sales and Marketing

We focus on developing close relationships with our customers at the earliest development and design phases of products, and we continue to develop our relationship with our customers throughout all stages of production. We identify, develop and market new technologies that benefit our customers and position us as a preferred product or service provider.

We market our products through our own sales and marketing organization and through relationships with independent sales agents around the world. This global sales organization is structured to ensure global account coverage by industry-specific teams of account managers. As of September 30, 2009, we employed approximately 190 sales and marketing employees, of which 66 are account managers strategically located throughout North America, Europe and Asia. In addition, we contract with independent sales agents strategically around the world. Each industry marketing team shares support staff of sales engineers, program managers, technical service personnel and customer service organizations to ensure high-quality, customer-focused service. The global marketing organization further supports the sales organization through market research, market development and communications.

Manufacturing and Engineering

We produce highly complex, technologically advanced multi-layer and standard technology PCBs, backpanel assemblies, PCB assemblies, custom enclosures and full systems that meet increasingly narrow tolerances and specifications demanded by our customers. Multi-layering, which involves placing multiple layers of electronic circuitry on a single PCB or backpanel, expands the number of circuits and components that can be contained on the interconnect product and increases the operating speed of the system by reducing the distance that electrical signals must travel. Increasing the density of the circuitry in each layer is accomplished by reducing the width of the circuit tracks and placing them closer together on the PCB or backpanel. Interconnect products having narrow, closely spaced circuit tracks are known as fine line products. Today, we are capable of producing commercial quantities of PCBs with 50+ layers and circuit track widths as narrow as three one-thousandths of an inch. We also have the capability to produce large format backpanels of up to 50 inches in length and as thin as four tenths of an inch. We have developed heavy copper capabilities, up to 12 ounces per square foot, to support high-power applications. In addition, we have developed microwave and heatsink technology to support radio frequency (“RF”) applications. The manufacturing of complex multi-layer interconnect products often requires the use of sophisticated circuit interconnections between layers, called blind or buried vias, and the ability to control the electrical properties of our products very closely (i.e., electrical impedance), which is key to transmission of high speed signals. These technologies require very tight lamination and etching tolerances and are especially critical for PCBs with ten or more layers. Our PCB operation is an industry leader in performing extensive testing of various PCB designs, materials and surface finishes for restriction of hazardous substances (“RoHS”) compliance and compatibility.

The manufacturing of PCBs involves several steps: etching the circuit image on copper-clad epoxy laminate and pressing the laminates together to form a panel; drilling holes and depositing copper or other conductive material to form the interlayer electrical connections; and cutting the panels to shape. Our advanced interconnect products require critical process steps, such as dry film imaging, optical aligned registration, photoimageable soldermask, computer controlled drilling and routing, automated plating, and various surface finishes. Tight process controls are required throughout the manufacturing process to achieve critical electrical properties, such as controlled impedance. The manufacturing of PCBs used in backpanel assemblies requires specialized expertise and equipment because of the larger size and thickness of the backpanel relative to other PCBs and the increased number of holes for component mounting.

The manufacturing of PCB assemblies involves the attachment of various electronic components, such as integrated circuits, capacitors, microprocessors and resistors to PCBs. The manufacturing of backpanel assemblies involves attachment of electronic components, including PCBs, integrated circuits and other components, to the backpanel, which is a large PCB. We use surface mount, pin-through hole and press fit technologies in backpanel assembly. We also assemble higher-level sub-systems and full systems incorporating PCBs and complex electro-mechanical components.

We also provide computer-aided testing of PCBs, sub-systems and full systems, which contributes significantly to our ability to consistently deliver high quality products. We test boards and system level assemblies to verify that all components have been properly inserted and that the electrical circuits are complete. Further functional tests determine whether the board or system assembly is performing to customer specifications.

Quality Standards

Our quality management systems are defect prevention based, customer focused and compliant to international standards. All of our facilities are compliant or certified to the ISO 9001:2000 — a globally accepted quality management standard. In addition to ISO 9001:2000, we have facilities that are certified to QS 9000, TL 9000 and TS 16949 standards based on customer segment requirements. Our facility in Guangzhou has achieved ISO 17025 certification.

Our facilities and products are also compliant to industry and regulatory requirements, including Bellcore and Underwriters Laboratories. These requirements include quality, manufacturing process controls, manufacturing documentation and supplier certification of raw materials.

Supplier Relationships

We order raw materials and components based on purchase orders, forecasts and demand patterns of our customers and seek to minimize our inventory of materials or components that are not identified for use in filling specific orders or specific customer contracts. We continue to work with our suppliers to develop just-in-time supply systems that reduce inventory carrying costs and contract globally, where appropriate, to leverage our purchasing volumes. We also select our suppliers and potential suppliers on the basis of quality, on-time delivery, costs, technical capability, and potential technical advancement. While some of our customer agreements may require certain components to be sourced from specific vendors, the raw materials and component parts we use to manufacture our products, including copper and laminate, are generally available from multiple suppliers.

Competition

Our industry is highly competitive, and we believe our markets are highly fragmented. We face competition from numerous local, regional and large international providers of PCBs and E-M Solutions. Our primary direct competitors are Compeq Manufacturing Co. Ltd., Flextronics Corporation, Gold Circuit Electronics Ltd., Kingboard Chemical Holdings Ltd., LG Corp., Merix, Nanya Technology Corp., Sanmina-SCI Corp. and TTM Technologies, Inc. Some of our primary competitors may be less leveraged, may have greater access to financial or other resources or may have lower cost operations, allowing them to be better able to withstand adverse market conditions. We believe that competition in the markets we serve is based on product quality, responsive customer service and support, and price, in part, because the cost of many of the products manufactured by us is usually low relative to the total cost of the equipment and because product reliability and prompt delivery are of greater importance to our customers.

International Operations

As of September 30, 2009, we had six manufacturing facilities located outside the United States, with sales offices in Canada, Mexico, Asia, and throughout Europe. Our international operations produce products in China and Mexico that account for approximately 89.2% and 7.0% of our net sales, respectively, for the nine months ended September 30, 2009 and 86.7% and 7.0% of our 2008 net sales, respectively. The remaining 3.8% and 6.3% of net sales for the nine months ended September 30, 2009 and the year ended December 31, 2008, respectively, are from products produced in now closed facilities in the United States. Approximately 65.9% and 23.4% of our net sales for the nine months ended September 30, 2009, and 66.1% and 20.6% of our 2008 net sales were from products produced in China by our Printed Circuit Boards and Assembly business segments, respectively. We believe that our global presence is important as it allows us to provide consistent, quality products on a cost effective and timely basis to our multinational customers worldwide. We rely heavily on our international operations and are subject to risks generally associated with operating in foreign countries, including price and exchange controls, fluctuations in currency exchange rates and other restrictive actions that could have a material affect on our results of operations, financial condition and cash flows.

Environmental

Some of our operations are subject to federal, state, local and foreign environmental laws and regulations, which govern, among other things, the discharge of pollutants into the air, ground and water, as well as the handling, storage, manufacturing and disposal of, or exposure to, solid and hazardous wastes, and occupational safety and health. We believe that we are in material compliance with applicable environmental laws, and the costs of compliance with such current or proposed environmental laws and regulations will not have a material adverse effect on us. All of our manufacturing sites in China and the United States are certified to ISO 14001 standards for environmental quality compliance. Further, we are not a party to any current claim or proceeding, and we are not aware of any threatened claim or proceeding under environmental laws that could, if adversely decided, reasonably be expected to have a material adverse effect on us. Accordingly, we do not believe that any of these matters are reasonably likely to have a material adverse effect on our business, results of operations, financial condition, prospects and ability to service debt. However, there can be no assurance that any material environmental liability will not arise in the future, such as due to a change in the law or the discovery of currently unknown conditions.

Employees

As of September 30, 2009, we had 11,299 employees. Of these employees, 9,807 were involved in manufacturing, 998 in engineering, 190 in sales and marketing and 304 in accounting and administrative capacities. No employees were represented by a union pursuant to a collective bargaining agreement. We have not experienced any labor problems resulting in a work stoppage or work slowdown, and we believe we have good relations with our employees. In November 2008, we announced a planned work force reduction across our global organization which began in November 2008 and is substantially completed.

Intellectual Property

We have developed expertise and techniques that we use in the manufacturing of PCBs and E-M Solutions products. Research, development and engineering expenditures for the creation and application of new products and processes were approximately $0.9 million for the nine months ended September 30, 2009 and approximately $2.2 million, $3.4 million and $2.8 million for the years ended December 31, 2008, 2007 and 2006, respectively. We believe many of our processes related to the manufacturing of PCBs are proprietary, including our ability to manufacture large perimeter, thick, high-layer count backpanels. Generally, we rely on common law trade secret protection and on confidentiality agreements with our employees and customers to protect our secrets and techniques.

We own 55 patents (including pending patents) but believe that patents have not historically constituted a significant form of intellectual property rights in our industry. Our patents begin to expire in 10 years. The expiration of any of these patents is not expected to have a material adverse effect on our ability to operate.

Backlog

We estimate that our backlog of unfilled orders as of September 30, 2009, was approximately $77.3 million, compared to $78.0 million at December 31, 2008. Because some unfilled orders may be cancelled prior to delivery, the backlog outstanding at any point in time is not necessarily indicative of the level of business to be expected in the ensuing periods.

Segments

On May 1, 2006, we completed the sale of our wire harness business, which was required to be accounted for as a discontinued operation in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. We have classified the results of operations of our wire harness business as discontinued operations for all periods presented. In connection with the disposal of the wire harness business, we reevaluated our operating segments based on the application of SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information, and we identified two segments: (i) Printed Circuit Boards and (ii) Assembly. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our notes to consolidated financial statements for further information regarding our segments.

Properties

In addition to our executive offices in St. Louis, Missouri, as of September 30, 2009, we operate six principal manufacturing and two principal distribution facilities, located in two different countries with a total area of approximately 4.1 million square feet. Our Guangzhou, China property is pledged to secure our indebtedness under our Guangzhou 2009 Credit Facility. Our leased properties are leased for terms ranging from two to ten years. In September of 2009, we entered into an agreement to terminate the lease on our manufacturing facility in Milwaukee, Wisconsin and agreed to make termination payments of $0.7 million and $2.0 million in September 2009, and January 2010, respectively.

At September 30, 2009, the principal properties owned or leased by us are described below.

Location	Size (Appx. Sq. Ft.)	Type of Interest		Description of Primary Products

United States
El Paso, Texas	29,000	Leased		Warehousing and distribution of E-M Solutions products, backpanel assemblies, full system assemblies and PCB assemblies
Mexico
Juarez, Mexico	90,000	Leased		Backpanel assembly, PCB assembly, custom metal enclosure fabrication, and full system assembly and test
Asia
Guangzhou, China	2,250,000	Owned	(b)	PCB and backpanel fabrication
	106,000	Leased
Zhongshan, China	799,000	Owned	(a)	PCB fabrication
Shanghai, China	430,000	Owned	(a)	Custom metal enclosure fabrication, backpanel assembly, PCB assembly and full system assembly and test
Shenzhen, China	286,000	Leased		Custom metal enclosure fabrication, PCB assembly and full system assembly and test
Qingdao, China	93,000	Leased		Full system assembly and test/cable assembly
Hong Kong	53,000	Owned		Warehousing and distribution of PCBs, backpanel assemblies, full system assemblies and PCB assemblies

(a)	Although these facilities are owned, we lease the underlying land pursuant to land use rights agreements with the Chinese government, which expire from 2043 to 2050.

In addition to the facilities listed above, at September 30, 2009, we maintained several engineering, customer service, sales and marketing and other offices throughout North America, Europe and Asia, all of which are leased.

Legal Proceedings

Litigation Relating to the Merger

Merix, its board of directors and Viasystems are named as defendants in two putative class action lawsuits brought by alleged Merix stockholders challenging Merix’ proposed Merger with Viasystems. The stockholder actions were both filed in the Circuit Court of the State of Oregon, County of Multnomah. The actions are called Asbestos Workers Philadelphia Pension Fund v. Merix Corporation, et al., filed October 9, 2009, Case No. 0910-14399 and W. Donald Wybert v. Merix Corporation, et. al., filed on or about November 5, 2009. Both stockholder actions generally allege, among other things, that (i) each member of the Merix board of directors breached his fiduciary duties to Merix and its stockholders by authorizing the sale of Merix to us, (ii) the Merger does not maximize value to Merix stockholders and (iii) Viasystems and Merix aided and abetted the breaches of fiduciary duty allegedly committed by the members of the Merix board of directors. The stockholder actions seek class action certification and equitable relief, including judgments enjoining the defendants from consummating the Merger on the agreed-upon terms. On November 23, 2009, the court entered an order consolidating the cases into one matter. On or about December 2, 2009, the plaintiffs filed a Consolidated Amended Class Action Complaint, which substantially repeats the allegations of the original complaints, adds Merger Sub as a defendant and also alleges that Merix did not make sufficient disclosures regarding the Merger.

We believe the claims asserted by the plaintiffs to be without merit and intend to vigorously defend against such claims.

Litigation Relating to the Company

We are presently involved in various other legal proceedings arising in the ordinary course of our business operations, including employment matters and contract claims. We believe that any liability with respect to these proceedings will not be material in the aggregate to our consolidated financial position, results of operations or cash flows.

Litigation Relating to Merix

Four purported class action complaints were filed against Merix and certain of its executive officers and directors in the first quarter of fiscal 2005. The complaints were consolidated in a single action entitled In re Merix Corporation Securities Litigation, Lead Case No. CV 04-826-MO, in the U.S. District Court for the District of Oregon. After the court granted Merix’ motion to dismiss without prejudice, the plaintiffs filed a second amended complaint. That complaint alleged that the defendants violated the federal securities laws by making certain inaccurate and misleading statements in the prospectus used in connection with the January 2004 public offering of approximately $103.4 million of the Merix’ common stock. In September 2006, the court dismissed that complaint with prejudice. The plaintiffs appealed to the Ninth Circuit Court of Appeals. In April 2008, the Ninth Circuit reversed the dismissal of the second amended complaint. Merix sought rehearing which was denied and rehearing en banc was also denied. Merix obtained a stay of the mandate from the Ninth Circuit and filed a certiorari petition with the United States Supreme Court on September 22, 2008. On December 15, 2008, the Supreme Court denied the certiorari petition and the case was remanded back to the U.S. District Court for the District of Oregon. On May 15, 2009, the plaintiffs moved to certify a class of all investors who purchased in the public offering and who were damaged thereby. On November 5, 2009, the court partially granted the certification motion and certified a class consisting of all persons and entities who purchased or otherwise acquired the common stock of Merix Corporation from an underwriter directly pursuant to Merix’ January 29, 2004 offering, who held the stock through May 13, 2004, and who were damaged thereby. The case is currently in the discovery phase. The plaintiffs seek unspecified damages. A potential loss or range of loss that could arise from these cases is not estimable or probable at this time.

MANAGEMENT

It is contemplated that upon the consummation of the Merger, our board of directors will consist of twelve members, consisting of nine of the current members of our board of directors and three directors from the current Merix board of directors. One of our existing directors will resign from our board of directors in connection with the completion of the Merger. Christopher J. Steffen currently serves as the chairman of the our board of directors. Committee members and chairpersons will be chosen by our post-Merger board of directors from among its members.

The following table sets forth the names and ages, as of February 5, 2010, of each of our current directors and executive officers, followed by a description of their business experience during at least the past five years. All executive officers are appointed by the board of directors of the Company and serve at their pleasure. There are no family relationships among any of the executive officers or directors.

Name	Age	Position

Executive Officers
David M. Sindelar	52	Chief Executive Officer and Director
Timothy L. Conlon	58	President, Chief Operating Officer and Director
Gerald G. Sax	48	Senior Vice President and Chief Financial Officer
Brian W. Barber	54	Senior Vice President Operations-Printed Circuit Board & Supply Chain Management
Richard B. Kampf	54	Senior Vice President Sales and Marketing
Non-Employee Directors
Christopher J. Steffen(1)(2)*	67	Chairman
Jack D. Furst	50	Director
Edward Herring(1)	39	Director
Robert F. Cummings Jr.(1)	60	Director
Diane H. Gulyas(2)	53	Director
Richard A. McGinn(1)(2)	63	Director
Philip Raygorodetsky(2)	36	Director
Richard W. Vieser(2)	82	Director

(1)	Member of our Compensation Committee.

(2)	Member of our Audit Committee.

*	Denoted financial expert of the Audit Committee and independent Director.

David M. Sindelar has been a Director since August 2001 and Chief Executive Officer of the Company since July 2001. He also served as our Senior Vice President and Chief Financial Officer from January 1997 through June 2001. Previously, Mr. Sindelar served as Chief Executive Officer of International Wire Group, Inc. and LLS Corp. He also served as Senior Vice President and Chief Financial Officer of Berg Electronics Corp. Mr. Sindelar is a member of the Board of Trustees of Saint Louis University and is Chairman of the Board of St. Anthony’s Medical Center.

Timothy L. Conlon has been a Director, President and Chief Operating Officer of the Company since October 1998. Prior to joining the Company, Mr. Conlon was President and Chief Operating Officer of Berg Electronics Corp. from January 1997 through October 1998. Mr. Conlon also served as Executive Vice President and Chief Operating Officer of Berg Electronics Group, Inc., a wholly-owned subsidiary of Berg Electronics Corp., from October 1993 through January 1997. Mr. Conlon is a member of the board of directors of Maryville University.

Gerald G. Sax has been the Senior Vice President and Chief Financial Officer of the Company since August 2005. Mr. Sax served as Senior Vice President-Supply Chain from February 2003 to August 2005. He also served as our Senior Vice President-Europe from July 1999 to January 2003.

Mr. Sax joined us in November 1998, in the position of Vice President-Corporate Controller. Prior to joining us, Mr. Sax was Vice President-Corporate Controller for Berg Electronics Corp. from September 1995 to October 1998.

Brian W. Barber has been the Senior Vice President Operations Printed Circuit Board & Supply Chain Management of Viasystems since December 2007. From November 2000 to December 2007, Mr. Barber was Vice President Operations Printed Circuit Board/Electro-mechanical Americas, and from January 2000 to October 2000, Mr. Barber was Vice President Printed Circuit Board Operations. Prior to joining Viasystems in 2000, Mr. Barber had been employed by Hadco Corporation since 1982 serving as Vice President and Business Unit Manager of their high technology operation.

Richard B. Kampf has been the Senior Vice President of Sales & Marketing since December 2007. From November 2002 to December 2007, Mr. Kampf was Vice President of Sales & Marketing, and from March 2000 to October 2002, Mr. Kampf was Vice President of Sales & Marketing for Viasystems Printed Circuit Board, Americas. Mr. Kampf joined us in April 1999, as Director of Sales for the Americas with over 18 years of experience in the electronics industry with companies such as Marshall Industries, where he was Vice President of Sales, and Thomas & Betts Corporation, where he was Vice President of Sales & Marketing.

Christopher J. Steffen has been Chairman of the board of directors since December 2003 and a Director since October 2003. Mr. Steffen acts as the financial expert on our Audit Committee and holds such position as an independent Director of the Company. Mr. Steffen has been an advisor to Wall Street Management and Capital, Inc. since 2002. Mr. Steffen currently serves as a Director of W.R. Grace and Co. and Accelrys, Inc. From 1993 to 1996, Mr. Steffen served as the Vice Chairman and Director of Citicorp and its principal subsidiary, Citibank, N.A. In 1993, Mr. Steffen served as Senior Vice President and Chief Financial Officer of Eastman Kodak. From 1989 to 1993, Mr. Steffen served as Executive Vice President and Chief Financial and Administrative Officer and Director of Honeywell, Inc.

Jack D. Furst was a Director of the Company from 1996 to February 2003 and resumed his position as a Director of the Company in February 2005. Mr. Furst currently serves on the Boards of Directors of Arena Brands Holding Co., Kent Distributors, Conley Lott Nichols of Texas, Inc. and Stratford Capital Corporation. Mr. Furst was affiliated with HM Capital Partners, LLC (“HMC”) (formerly HMTF) from 1989, the year in which it was formed, through the end of 2008. Mr. Furst has over 20 years of experience in leveraged acquisitions and private investments. Mr. Furst is involved in all aspects of HMC’s business and has been actively involved in originating, structuring and monitoring HMC’s investments. Prior to joining HMC, Mr. Furst served as a Vice President and subsequently as a Partner of Hicks & Haas from 1987 to 1989. From 1984 to 1986, Mr. Furst was a merger and acquisitions/corporate finance specialist for the First Boston Corporation in New York. Before joining First Boston Corporation, Mr. Furst was a Financial Consultant at PricewaterhouseCoopers LLC.

Edward Herring was elected as a Director in August of 2006. Mr. Herring currently serves as a Director of BlackBrush Energy, Capital for Kids and Swett and Crawford, TexStar II and TriDimension Energy. Mr. Herring is a Partner of HMC. From 1996 to 1998, Mr. Herring attended Harvard Business School and earned a Masters in Business Administration degree. From 1993 to 1996, Mr. Herring was an investment banker with Goldman, Sachs & Co.

Robert F. Cummings, Jr. has been a Director since January 2003. Mr. Cummings currently serves as Director of Corning, Inc., GSC Investment Corp., and Precision Partners, Inc. Mr. Cummings joined GSC in 2002. He retired from GSC in July 2009 as a Senior Managing Director. For the prior 28 years, Mr. Cummings was with Goldman, Sachs & Co., where he was a member of the Corporate Finance Department, advising corporate clients on financing, mergers and acquisitions and strategic financial issues.

Diane H. Gulyas has been a Director since January 2003. Ms. Gulyas is Group Vice President — DuPont Performance Materials and has held such position since April 2006. Prior to being appointed Group Vice President — DuPont Performance Materials, Ms. Gulyas was the Chief Marketing & Sales Officer of E.I. du Pont de Nemours and Company from April 2004 to April 2006. Before being appointed Chief Marketing & Sales Officer, she was Group Vice President of DuPont Electronics and Communication Technologies, a position she had held from February 2002 until April 2004. Prior to that appointment, Ms. Gulyas served as Vice President and General Manager of the DuPont Advanced Fibers Businesses. Since 1978, Ms. Gulyas has held various positions with DuPont including Executive Assistant to the Chairman of the Board and Global Business Director.

Richard A. McGinn has been a Director since January 2003. Mr. McGinn is currently a Director of American Express Company. Mr. McGinn has been a General Partner at RRE Ventures (a private company that invests in entrepreneurial information technology companies) since August 2001. From 1997 to October 2000, Mr. McGinn served as Chief Executive Officer of Lucent Technologies, Inc. From 1996 to 1997, Mr. McGinn served as President of Lucent Technologies, Inc.

Philip Raygorodetsky joined our board of directors on March 27, 2009. He is a Senior Managing Director of GSC Group, which he joined in 1999. Mr. Raygorodetsky is a director of Dukes Place Holdings Limited, Seaton Insurance Company, Stonewall Insurance Company and Wrightline, LLC. Mr. Raygorodetsky was previously with Greenwich Street Capital Partners from 1997 to 1999. Prior to that, Mr. Raygorodetsky was with Salomon Smith Barney Inc. in the Investment Banking Division’s health care group. Previously, Mr. Raygorodetsky worked at Andersen Consulting.

Richard W. Vieser has been a Director since 1997. Mr. Vieser currently serves as Chairman Emeritus of Varian Medical Systems. Mr. Vieser is the retired Chairman of the Board of Varian Medical Systems where he served from April 1999 to February 2003. From June 1985 to December 1989, Mr. Vieser served as Chairman of the Board and Chief Executive Officer of FL Industries, Inc. From September 1986 to December 1989, Mr. Vieser served as Chairman of the Board and Chief Executive Officer of FL Aerospace. From March 1987 to December 1989, Mr. Vieser served as Chairman, President and Chief Executive Officer of Lear Siegler, Inc. From April 1984 through June 1985, he served as President and Chief Operating Officer of McGraw-Edison Company.

Board of Directors

Our board of directors presently consists of 10 members.

Upon the closing of the Merger, our board of directors will consist of twelve members, consisting of nine of the current members of our board of directors and three directors from the current Merix board of directors. One of our existing directors will resign from our board of directors in connection with the completion of the Merger.

Committees of the Board of Directors

Our board of directors has established two committees: the audit committee and the compensation committee. These committees will also be in place after the Merger. Following the completion of the Merger, we will have a corporate governance and nominating committee. In addition, after the Merger the composition of the committees will change as a result of the resignation of an existing director and the election of three Merix directors to our board of directors. We intend that all the members of our audit committee will be independent under the applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the NASDAQ rules.

Audit Committee.  The audit committee assists the board of directors in overseeing (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independence, qualifications and performance of our independent registered public accounting firm and (iv) the performance of our internal audit function. The audit committee currently consists of Christopher J. Steffen, Philip Raygorodetsky, Diane H. Gulyas, Richard A. McGinn and Richard W. Vieser. Messrs McGinn and Vieser, as well as Ms. Gulyas, are considered independent directors.

Mr. Steffen is also an independent director and is the designated financial expert on the audit committee.

Compensation Committee.  The compensation committee is composed of Christopher J. Steffen, Edward Herring, Robert F. Cummings and Richard A. McGinn. The compensation committee (i) reviews and approves the compensation of our executive officers and other key employees, (ii) evaluates the performance of our chief executive officer and oversees the performance evaluation of senior management and (iii) administer and make recommendations to the board of directors with respect to incentive-compensation plans, equity-based plans and other compensation benefit plans.

Corporate Governance and Nominating Committee.  The corporate governance and nominating committee will assist the board of directors in identifying and recommending candidates to fill vacancies on the board of directors and for election by the stockholders, recommending committee assignments for directors to the board of directors, monitoring and assessing the performance of the board of directors and individual non-employee directors, reviewing compensation received by directors for service on the board of directors and its committees and developing and recommending to the board of directors appropriate corporate governance policies, practices and procedures for Viasystems.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2009, Messrs. Steffen, Herring, Cummings and McGinn served on the compensation committee. Mr. Steffen, has been Chairman of the board of directors since December 2003, and, as a result, he is an officer of the Company pursuant to our bylaws. Except as disclosed, no compensation committee member (i) was our officer or employee, (ii) was formerly our officer or (iii) had any relationship requiring disclosure under the SEC’s rules governing disclosure of related person transactions. During the fiscal year ended December 31, 2009, we did not have any “interlocking” relationships in which (i) our executive officer served as a member of the compensation committee of another entity, one of whose executive officers served on our compensation committee, (ii) our executive officer served as a director of another entity, one of whose executive officers served on our compensation committee or (iii) our executive officer served as a member of the compensation committee of another entity, one of whose executive officers served as our director.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section of the prospectus describes our current and past compensation philosophies, policies and programs. Following the completion of the Merger, we will be a publicly traded company with a reconstituted board of directors, the Compensation Committee of which may adopt compensation philosophies, policies and programs that are materially different from those described in this section.

Our Compensation Committee of the Board of Directors administers our executive compensation program. The role of the Compensation Committee is to oversee our compensation and benefit plans and policies, administer our equity-based plan, and review and approve annually all compensation decisions relating to our senior executive officers.

The compensation programs are designed to remunerate our executives and are intended to provide incentive to our executives and other employees to maximize stockholder value, which in turn affects the overall compensation earned by our management.

The Compensation Committee has adopted compensation programs designed to:

•	attract, motivate and retain superior talent;

•	encourage high performance and promote accountability;

•	ensure that compensation is commensurate with our annual performance; and

•	provide performance awards for the achievement of financial and operational targets and strategic objectives that are critical to our long-term growth.

Presently, the total compensation of our executive officers is comprised of any or all of the following: (i) base salary, (ii) cash-based incentive compensation under our Annual Incentive Compensation Plan (“AICP”), (iii) cash bonus awards given at the discretion of the Compensation Committee and (iv) long-term equity-based incentives in the form of stock options. In determining specific components of compensation, the Compensation Committee considers each executive’s historical individual performance, our overall performance, the level of responsibility managed by each executive, the skills and experience of each executive, and other performance-based measures. The Compensation Committee reviews and approves all elements of compensation for each of Messrs. Sindelar, Conlon, Sax, Barber, and Kampf (collectively, the “Named Executive Officers”), taking into consideration our performance, the performance of each respective internal organization for which the executive is responsible, as well as information regarding compensation levels for senior executives at similarly situated companies described below. Our Chief Executive Officer also makes compensation recommendations to the Compensation Committee on all Named Executive Officers (other than himself, as his performance is reviewed by the Compensation Committee) based on information he gathers including industry resources, benchmark data and other peer compensation information gathered in response to requests from the Compensation Committee. The Compensation Committee has the ability to engage the services of an outside consultant if and when it believes it would be effective to do so. Notwithstanding the input from the Chief Executive Officer and his recommendations, the Compensation Committee ultimately determines the compensation of our Chief Executive Officer, President and Chief Operating Officer, Chief Financial Officer and the other Named Executive Officers during their meetings in executive session without any members of management present.

The Compensation Committee has implemented and intends to maintain compensation plans that tie a substantial portion of our executives’ overall compensation (in the form of incentive compensation) to key financial and operational goals. The Compensation Committee measures our performance primarily through our operating income. The Compensation Committee also uses the non-U.S. GAAP financial measurement of “Adjusted EBITDA” as an important quantitative measurement of our performance. The Compensation Committee establishes individual executive compensation at levels the Compensation Committee believes are comparable with executives in other companies of similar size and stage of development, operating in similar markets, taking into account our performance and strategic goals. In order to benchmark the compensation paid to our Named Executive Officers, in February 2008, the Compensation Committee reviewed a compensation study for senior executives of similarly situated companies prepared by Lockton Companies, LLC (“Lockton”) as of January 21, 2008, which included an analysis of our peer group companies’ senior executive compensation (the “Comparison Group”). After having reviewed the Lockton survey, the Compensation Committee determined at that time that the overall compensation paid to each of our Named Executive Officers was adequate and within the median range of the senior executives of companies in the Comparison Group. Since then, the Compensation Committee has not changed any of the elements of compensation for any of the Named Executive Officers or other employees. In addition, while the Compensation Committee determined the overall senior executive compensation packages are adequate as compared with our peers, the Compensation Committee recognized that the long-term incentive awards granted to all of our Named Executive Officers is below the median range. With these and other data points, the Compensation Committee will continue to periodically review all of our compensation policies, including policies and strategy relating to executive recruitment, retention and compensation, as well as the appropriate mix of base salary, cash-based incentive compensation and long-term incentive compensation for our senior executives.

The following is a list of the companies that were in the Comparison Group: A O Smith Corp., Altera Corp., Amphenol Corp., Axcelis Technologies, Inc. Benchmark Electronics, Inc., Brady Corp., Celestica, Inc., Cypress Semiconductor Corp. DDI Corp., Flextronics International, Ltd., Gentek, Inc., International Rectifier Corp., Jabil Circuit, Inc., LSI Logic Corp., MEMC Electronic Materials, Inc., Merix, Molex, Inc., National Semiconductor Corp., Network Appliance, Inc., ON Semiconductor Corp., Plexus Corp., Sandisk Corp., Sanmina-SCI Corp., TTM Technologies, Inc., Utstarcom, Inc., Varian Medical Systems, Inc., Vishay Intertechnology, Inc. and Xilinx, Inc.

The Compensation Committee anticipates that it will continue to make adjustments in the compensation structure for our Named Executive Officers and other senior executives in the future to adjust as necessary with the ever-changing global economy. In that regard, in the fourth quarter of 2008, the Compensation Committee approved management’s decision to institute a salary freeze for employees and other cost cutting measures until the global economy shows signs of recovery from the current economic climate which remains in place as of the date hereof.

The Compensation Committee regards compensation of the Chief Executive Officer to be among its most important responsibilities. The Compensation Committee believes that the Chief Executive Officer should be properly incentivized and properly rewarded for the performance of his duties. The Compensation Committee provides incentives in the form of cash-based bonus opportunities as well as long term compensation in the form of stock options to the Chief Executive Officer to lead the business in a direction that will maximize the value of the enterprise. In order to properly incentivize our Chief Executive Officer to drive us to reach our financial goals, the Compensation Committee has determined that the incentives provided to him should be heavily weighted in the form of nonequity, cash-based incentive opportunities conditioned upon the achievement of our financial performance goals as measured by Adjusted EBITDA, and certain other defined “management by objective” goals.

Based on the policies and strategies set by the Compensation Committee, our Chief Executive Officer, President and Chief Operating Officer, Chief Financial Officer and Vice President of Human Resources set salaries and incentive compensation opportunities for the respective employees who report to them. The Chief Executive Officer submits recommendations to the Compensation Committee with respect to stock option awards for all of our employees at all levels.

Except as described below, the Compensation Committee has not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid-out compensation, between cash and noncash compensation, or among different forms of compensation.

This is due to the Compensation Committee’s desire to maintain flexibility to tailor executive compensation and to attract and retain top-flight executives.

Elements of Compensation

Our executive compensation consists of the following elements:

Base Salary.  Base salaries for executives are generally established after consideration of the following criteria: (i) the scope of their responsibilities, (ii) level of experience and individual performance, (iii) external competitiveness, and (iv) internal fairness considerations. The goal for the base salary component of our executives is to compensate them at a level that approximates the median salaries of individuals in comparable positions at companies in the Comparison Group. Base salaries of the Named Executive Officers are reviewed annually by the Compensation Committee and may be adjusted from time to time at the Compensation Committee’s discretion.

Annual Incentive Compensation Plan.  Each year the Compensation Committee establishes measurement criteria for our AICP to promote the achievement of our financial performance objectives. The AICP is designed to motivate executives and other employees who are able to participate toward the achievement of individual and business unit performance objectives. The Compensation Committee primarily uses our total aggregate Adjusted EBITDA to measure our performance when determining management’s incentive compensation because, in the view of the Compensation Committee, Adjusted EBITDA facilitates performance comparisons from period to period and company to company by backing out certain nonrecurring expenses and other potential differences caused by variations in capital structures, the book amortization of intangibles, taxes, the age and book value of facilities and equipment, and certain noncash or nonoperating changes in our performance. Adjusted EBITDA, measured by the Compensation Committee, is not a recognized financial measure under U.S. GAAP and does not purport to be an alternative to operating income or an indicator of operating performance. Adjusted EBITDA is used by the Compensation Committee as a tool to enhance its understanding of our operating results and is not intended to represent cash flow or results of operations. The Compensation Committee recognizes that Adjusted EBITDA has certain material limitations, primarily due to the exclusion of certain amounts that are material to our consolidated results of operations. In addition, the Compensation Committee recognizes that Adjusted EBITDA, as measured by the Compensation Committee, may differ from the Adjusted EBITDA calculation of other companies in our industry, limiting its usefulness as a comparative measure.

Target incentive compensation opportunities for each participant (“Management”) in the AICP are established as a percentage of each individual’s base salary. Incentive compensation amounts are intended to provide total cash compensation that approximates the median for individuals in comparable positions at companies in the Comparison Group when assuming that our target performance is achieved. In addition, at the beginning of each year, the Compensation Committee carefully chooses, at its discretion, our leaders of Management (the “Company Leaders”) who are eligible for bonuses in excess of 100% of their target incentive compensation opportunity, up to a maximum of 200% of each individual’s target incentive compensation opportunity. Historically such group of less than 40 Company Leaders has included those individuals who the Compensation Committee believes can affect our overall performance as functional, manufacturing facility or regional leaders. The Company Leaders have also historically included the Named Executive Officers.

In addition, the Compensation Committee also sets definitive nonquantitative “management by objective” (“MBO”) goals for a group of less than 10 of the most senior Company Leaders selected by the Compensation Committee, at its discretion, which group has historically included the Named Executive Officers (collectively, the “Executive Team”). In order to achieve 100% of their respective incentive compensation opportunity, each member of the Executive Team must produce results for us that meet or exceed the Adjusted EBITDA target set by the Compensation Committee, and in the opinion of the Compensation Committee, meet the respective nonquantitative MBO goals assigned to each member of the Executive Team by the Compensation Committee. Historically, 15% of each member of the Executive Team’s cash-based incentive compensation opportunity has been awarded based on the determination of the Compensation Committee that each member of the Executive Team achieved their established MBO goals, and 85% was awarded based on our financial performance as compared to the Adjusted EBITDA target set by the Compensation Committee.

At the beginning of 2009, the Compensation Committee established that the quantitative measurement of our performance would be based on an Adjusted EBITDA target (excluding the results of our Milwaukee facility) of $70.0 million, after assuming a 100% payout of each individual’s incentive compensation opportunity. In addition, in accordance with past practice, in early 2009, the Compensation Committee set other nonquantitative definitive MBO goals for the Executive Team. The Compensation Committee created a formula for a graduated scale of projected incentive payments that would be made to the AICP participants based on the Adjusted EBITDA target that was achieved. The graduated scale, as set out below, developed by the Compensation Committee, is a mathematical equation that allows the Compensation Committee to calculate the incentive compensation that is to be paid pursuant to our AICP as a function of Adjusted EBITDA. The Adjusted EBITDA targets in 2009 were set by the Compensation Committee at an aggressive growth level but a level in line with our annual plan.

The following table provides in tabular format the various facets of our AICP and the individuals or groups of individuals who are eligible to receive each respective bonus opportunity by category, and demonstrates the potential percentage of the incentive compensation opportunity that each member of each respective group would have been paid at certain Adjusted EBITDA levels if achieved by us as provided for in our AICP.

Adjusted EBITDA	% of Adjusted			Executive Team	Executive Team
Performance	EBITDA Target	Management	Company	Bonus Based on	Bonus Based on
($ in millions)	Achieved	Bonus	Leaders Bonus	Adjusted EBITDA	MBO Goals

Below $56.0	Below 80%	0%	0%	0.00%	0.00%
59.5	85	25	25	21.25	15.00
63.0	90	50	50	42.50	15.00
66.5	95	75	75	63.75	15.00
70.0	100	100	100	85.00	15.00
73.5	105	100	125	106.25	15.00
77.0	110	100	150	127.50	15.00
80.5	115	100	175	148.75	15.00
84.0	120	100	200	170.00	15.00

During a February, 2010 meeting, the Compensation Committee determined that each member of the Executive Team had successfully achieved the nonquantitative MBO goals presented to them at the beginning of the year 2009. Due to dramatically weak demand during the first two quarters of 2009 and a moderate market recovery versus our budget, our total year Adjusted EBITDA was approximately equivalent of 85% of our Adjusted EBITDA target of $70 million after making adjustments to exclude the results of our Milwaukee facility. By applying the incentive compensation formula to determine the incentive compensation to be paid out for 2009, based solely on our Adjusted EBITDA performance for the full year 2009, the bonus payable to Management under the AICP was 25% of each individual’s target incentive compensation opportunity and the bonus payable to each member of the Executive Team was determined to be 36.25% of each individual’s target incentive compensation opportunity.

Discretionary Bonus.  Pursuant to the terms of the AICP, the Compensation Committee also has the authority to grant discretionary-based awards or adjust the bonus set forth above downward for one or a group of employees based on criteria set at the Compensation Committee’s discretion.

Based on our overall performance during 2009 in a down market and the actions that management took to allow us to sustain our financial strength, the Compensation Committee unanimously voted to use its discretion as allowed under our compensation plan and awarded certain of our key employees, including all the Named Executive Officers, a discretionary bonus in addition to the amount that was awarded under the AICP of up to 50% of each such individual’s target incentive compensation opportunity, which the Compensation Committee determined that such discretionary bonus was to be made on an individual basis based on the recommendation made by the Chief Executive Officer, subject to the condition that after combining the award made under the AICP formula plan and the discretionary award, no individual was to receive more than 50% of such individual’s target incentive compensation. The Compensation Committee also granted a discretionary bonus to the Chief Executive Officer of $126,500 to bring his total bonus to $460,000, or 50% of his target incentive compensation opportunity.

Stock Options.  Our Compensation Committee oversees the administration of our 2003 Stock Option Plan. Historically, the board of directors and Compensation Committee have made stock option grants at a qualifying employee’s commencement of employment and, occasionally, following a significant change in job responsibilities or to meet other special recruiting or retention objectives. Although the Compensation Committee has the authority to grant restricted stock and stock appreciation rights under our 2003 Stock Option Plan, to date the Compensation Committee has elected only to grant awards of stock options to employees. In making awards of stock options, the Compensation Committee has historically considered the recommendations of our Chief Executive Officer.

Most of the stock options issued to the Named Executive Officers were issued at the time the 2003 Stock Option Plan was adopted by the board of directors, when we emerged from bankruptcy on January 31, 2003. As of January 31, 2003, our common stock was valued at $12.63 per share. Since 2003, because there is no active market in our common stock, all subsequent issuances of options under the 2003 Stock Option Plan have been issued at the exercise price of $12.63, which we and the Compensation Committee believe is above the price that our common stock has been privately traded since January 2003.

The Compensation Committee uses stock options as our primary long-term incentive vehicle because:

•	stock options and the related vesting period help attract and retain executives;

•	the value received by the recipient of a stock option is based on the growth of our enterprise value; and

•	stock options help to provide a balance to the overall executive compensation program as base salary and the AICP focus on short-term compensation, while stock options reward executives for increases in our overall enterprise value.

In determining the number of stock options to be granted to executives, the Compensation Committee takes into account the individual’s position, scope of responsibility, ability to affect profits and stockholder value, and the value of the stock options in relation to other elements of the individual executives’ total compensation.

Stock option holders recognize taxable income from stock option awards when a vested option is exercised. We would generally receive a corresponding tax deduction for compensation expense in the year of exercise. The amount included in the employee’s wages and the amount we may deduct is equal to the common stock price when the stock options are exercised less the exercise price multiplied by the number of stock options exercised. We do not pay or reimburse any employee for any taxes due upon exercise of a stock option. As of December 31, 2009, only 273,978 stock options of the total original pool of 2,777,778 remain available for grant under our 2003 Stock Option Plan. The Compensation Committee may consider amending our 2003 Stock Option Plan in the future to allow for additional grants as such may become necessary.

Other Benefits

General Benefits.  All of our executives are eligible to participate in all of the applicable local employee benefit plans offered by us in each respective region, such as medical, dental, vision, long-term and short-term disability, and life insurance, in each case on the same basis as other employees. We also offer to Management, including the Named Executive Officers, additional perquisites and benefits, such as club dues, paid transportation and parking costs reflected in the All Other Compensation column of the Summary Compensation Table for the Named Executive Officers. Each of the employment contracts with Messrs. Sindelar, Conlon, and Sax contain provisions that require us to pay all medical expenses for them for the remainder of their lifetime and the lifetime of their spouse under certain conditions contained in their respective contracts. The Compensation Committee believes these benefits and perquisites are reasonable and consistent with our overall compensation program to better enable us to attract and retain executive talent to key positions.

401(k) Defined Contribution Plan.  All domestic employees may participate in our 401(k) Retirement Savings Plan, or 401(k) Plan. All eligible full-time and part-time employees who meet certain age and service requirements may participate. For the year 2009, we made matching contributions to the 401(k) Plan equal to 50% of the first 6% each participating employee’s contribution, up to the lesser of 3% of each participants’ annual eligible compensation or, for 2009, $7,350. In 2009, all of the Named Executives Officers participated in our 401(k) Plan.

2009 Executive Base Salary and Incentive Compensation Determinations

David M. Sindelar

Mr. Sindelar’s employment agreement with us was agreed in January, 2003 and provides for a base salary of not lower than $920,000 and certain other benefits and incentive opportunities. In structuring and reviewing the Chief Executive Officer’s compensation for 2009, the Compensation Committee considered our financial performance in fiscal years 2008 and 2007, the total compensation package and value of incentive awards to Chief Executive Officers at similarly situated companies, and Mr. Sindelar’s performance during his tenure with us. Mr. Sindelar’s base salary did not increase in 2009.

For calendar year 2009, Mr. Sindelar received a base salary of $954,354 (which included a car allowance and gross-ups for medical claims). Under our AICP, Mr. Sindelar’s cash-based incentive award opportunity was set at 100% of his base salary. As discussed above, a payment of 36.25%, or $333,500, was made pursuant to the AICP for 2009. However, based on the determination by the Compensation Committee that Mr. Sindelar lead the Executive Team and us to implement the actions which allowed us to maintain financial strength in a difficult overall market and based on the discretion and judgment of the Compensation Committee, Mr. Sindelar, was also awarded a discretionary bonus payment for the year 2009 of an additional $126,500 on February 2, 2009 bringing his total bonus to $460,000, or 50% of his target incentive compensation opportunity. The Compensation Committee had previously granted Mr. Sindelar 420,000 stock options and determined that no additional stock options should be granted to Mr. Sindelar in 2009.

Timothy L. Conlon

Mr. Conlon’s employment agreement with us was agreed in January, 2003 and provides for a base salary of not lower than $550,000 and certain other benefits and incentive opportunities. The Compensation Committee reviewed the compensation data for Presidents and Chief Operating Officers of similarly situated companies to determine Mr. Conlon’s compensation package for 2009. In 2009, Mr. Conlon received a salary of $572,663 (which included a car allowance). In the spring of 2007, Mr. Conlon relocated his residence to Hong Kong as an expatriate of the United States, to assist in leading our Asia operations. Because Mr. Conlon moved his residence to Hong Kong, the perquisites granted to Mr. Conlon increased and, therefore, his total compensation increased in 2007, 2008 and 2009 to account for the additional expenses necessary for Mr. Conlon and his wife to take residence in Hong Kong. Except for the payment of expenses related to his expatriate status, Mr. Conlon’s base compensation did not increase in 2009. Under the AICP, Mr. Conlon’s cash-based incentive compensation opportunity was set at 100% of his base salary. As discussed above, a payment of 36.25%, or $199,375, was made pursuant to the AICP for 2009. In addition, Mr. Conlon received a discretionary bonus award of an additional $75,625 bringing his total bonus to $275,000, or 50% of his target incentive compensation opportunity, from the Compensation Committee based on the recommendation of the Chief Executive Officer. The Compensation Committee had previously granted Mr. Conlon 400,000 stock options and determined that no additional stock options should be granted to Mr. Conlon in 2009.

Gerald G. Sax

Mr. Sax’s employment agreement with us provides for a base salary of not less than $360,000. The Compensation Committee reviewed compensation data for Chief Financial Officers of similarly situated companies to determine Mr. Sax’s base compensation package for 2009. Mr. Sax’s base salary did not increase in 2009. In 2009, Mr. Sax received a salary of $373,312 (which included a car allowance and gross-ups for medical claims). Under the AICP, Mr. Sax’s cash-based incentive compensation opportunity was set at 65% of his base salary. As discussed above, a payment of 36.25%, or $84,825, was made pursuant to the AICP for 2009. In addition, Mr. Sax received a discretionary bonus award of an additional $32,175 bringing his total bonus to $117,000, or 50% of his target incentive compensation opportunity, from the Compensation Committee based on the recommendation of the Chief Executive Officer. The Compensation Committee had previously granted Mr. Sax 200,000 stock options and determined that no additional stock options should be granted to Mr. Sax in 2009.

Brian W. Barber

The Compensation Committee reviewed the compensation data for Senior Vice Presidents of Operations for similarly situated companies to determine Mr. Barber’s compensation package for 2009. Mr. Barber’s base salary did not increase in 2009. For calendar year 2009, Mr. Barber received a base salary of $319,558 (including a car allowance). Under the AICP, Mr. Barber’s cash-based incentive award opportunity was set at 65% of his base salary. As discussed above, a payment of 36.25%, or $72,502, was made pursuant to the AICP for 2009. In addition, Mr. Barber received a discretionary bonus award of an additional $27,500 bringing his total bonus to $100,002, or 50% of his target incentive compensation opportunity, from the Compensation Committee based on the recommendation of the Chief Executive Officer.

Richard B. Kampf

The Compensation Committee reviewed the compensation data for Senior Vice Presidents of Sales and Marketing for similarly situated companies to determine Mr. Kampf’s compensation package for 2009. Mr. Kampf’s base salary did not increase in 2009. For calendar year 2009, Mr. Kampf received a base salary of $318,440 (including a car allowance). Under the AICP, Mr. Kampf’s cash-based incentive award opportunity was set at 65% of his base salary. As discussed above, a payment of 36.25%, or $72,478, was made pursuant to the AICP for 2009. In addition, Mr. Kampf received a discretionary bonus award of an additional $27,492 bringing his total bonus to $99,970, or 50% of his target incentive compensation opportunity, from the Compensation Committee based on the recommendation of the Chief Executive Officer.

Summary Compensation

The following table shows information regarding the compensation earned during the fiscal years ended December 31, 2009, 2008 and 2007, by our Chief Executive Officer, Chief Financial Officer and our three other most highly compensated executive officers for such fiscal year.

SUMMARY COMPENSATION TABLE

									Change in
									Pension Value
									and Non-
									Qualified
Name of								Nonequity	Deferred
Participant,	Fiscal					Stock	Option	Incentive Plan	Compensation	All Other
Position	Year	Salary		Bonus		Awards	Awards(1)	Compensation(2)	Earnings(3)	Compensation		Total

David M. Sindelar,	2009	$954,354	(4a)(20)	$126,500	(5)	$—	$—	$333,500	$7,250	$95,191	(9a)(10a)(11a)(12)(14)(17a)	$1,516,795
Chief Executive	2008	953,994	(4a)	506,000	(5)	—	—	—	6,900	92,358	(7)(9a)(10a)(11a)(12)(13a)(14)	1,559,252
Officer	2007	953,994	(4a)	184,000	(5)	—	85,122	644,000	6,750	66,239	(9a)(10a)(11a)(12)(13a)(14)	1,940,105

Timothy L. Conlon,	2009	$572,663	(4b)	$75,625	(5)	$—	$—	$199,375	$7,250	$705,488	(6a)(8)(9b)(10b)(11b)(12)(15)(16)(17b)(18)	$1,560,401
President and Chief	2008	572,663	(4b)	302,500	(5)	—	—	—	6,900	631,976	(6a)(8)(9b)(10b)(11b)(12)(15)(16)(17b)	1,514,039
Operating Officer	2007	572,663	(4b)	110,000	(5)	—	85,122	385,000	6,750	465,962	(8)(9b)(10b)(11b)(12)(15)(16)(17b)(18)(19)	1,625,497

Gerald G. Sax,	2009	$373,312	(4c)(20)	$32,175	(5)	$—	$—	$84,825	$7,350	$15,932	(9c)(10c)(11c)(12)	$513,594
Sr. Vice President	2008	387,734	(4c)(20)	128,700	(5)	—	134,937	—	6,900	36,098	(9c)(10c)(11c)(12)(13b)	694,369
and Chief Financial Officer	2007	377,895	(4c)(20)	46,800	(5)	—	188,283	163,800	6,750	17,369	(9c)(10c)(11c)(13b)	800,897

Brian W. Barber,	2009	$319,558	(4d)	$27,500	(5)	$—	$138,438	$72,502	$6,749	$12,077	(6b)(9d)(10d)(11d)(12)	$576,824
Sr. Vice President Operations PCB & Supply Chain Management	2008	319,558	(4d)	110,003	(5)	—	78,595	—	6,240	19,289	(6b)(9d)(10d)(11d)(12)	533,685

Richard B. Kampf,	2009	$318,440	(4e)	$27,492	(5)	$—	$138,438	$72,478	$7,250	$7,818	(9e)(11e)(12)	$571,916
Sr. Vice President Sales and Marketing	2008	318,440	(4e)	109,967	(5)	—	78,595	—	6,525	8,171	(9e)(11e)(12)	521,698

(1)	Amounts reflect the compensation cost associated with stock option grants, calculated in accordance with SFAS 123(R) and using a Black-Scholes valuation method.
(2)	Includes bonus paid in 2010 and 2008 for incentive compensation earned in 2009 and 2007, respectively, under the Company’s AICP.
(3)	Matching contributions made by the Company pursuant to the Company’s 401(k) Plan.
(4)	(a) Includes a car allowance of $33,994 for 2009, 2008 and 2007.
(4)	(b) Includes a car allowance of $22,663 for 2009, 2008 and 2007.
(4)	(c) Includes a car allowance of $12,834 for 2009, 2008 and 2007.
(4)	(d) Includes a car allowance of $11,858 for 2009, 2008 and 2007.
(4)	(e) Includes a car allowance of $10,840 for 2009, 2008 and 2007.
(5)	Includes discretionary bonus award paid in 2010, 2009 and 2008 for incentive compensation earned in 2009, 2008 and 2007, respectively.
(6)	(a) Includes $392,410 and $273,594 income tax expenses and tax gross-up paid by the Company in foreign jurisdiction on behalf of individual in 2009 and 2008, respectively.
(6)	(b) Includes $6,740 and $13,593 income tax expenses and tax gross-up paid by the Company in foreign jurisdiction on behalf of individual in 2009 and 2008, respectively.
(7)	Includes 4 personal seat licenses for St. Louis Cardinals Baseball in Mr. Sindelar’s name in the amount of $10,000 in 2008.
(8)	All or a substantial portion of the perquisites are paid in Hong Kong dollars at the exchange rate of approximately US $1 to HK $7.8.
(9)	(a) Includes club dues of $22,480 in 2009, $27,088 in 2008 and $26,875 in 2007.
(9)	(b) Includes club dues of $14,157 in 2009, $16,253 in 2008 and $62,658 in 2007.
(9)	(c) Includes club dues of $7,395 in 2009, $7,771 in 2008 and $6,502 in 2007.
(9)	(d) Includes club dues of $50 in 2009 and $700 in 2008.
(9)	(e) Includes club dues of $4,976 in 2009 and $5,400 in 2008.
(10)	(a) Includes financial consulting services in the amounts of $16,163 in 2009, $18,715 in 2008 and $10,314 in 2007.

(10)	(b) Includes financial consulting services in the amounts of $7,895 in 2009, $7,220 in 2008 and $7,375 in 2007.
(10)	(c) Includes financial consulting services in the amounts of $3,700 in 2009, $3,475 in 2008 $5,125 in 2007.
(10)	(d) Includes financial consulting services in the amounts of $2,445 in 2009 and $2,225 in 2008.
(11)	(a) Includes Supplemental Life Insurance premiums in the amounts of $5,252 in 2009, $5,530 in 2008 and $5,963 in 2007.
(11)	(b) Includes Supplemental Life Insurance premiums in the amounts of $8,754 in 2009, $8,751 in 2008 and $9,596 in 2007.
(11)	(c) Includes Supplemental Life Insurance premiums in the amounts of $4,146 in 2009, $4,143 in 2008 and $4,377 in 2007.
(11)	(d) Includes Supplemental Life Insurance premiums in the amounts of $1,582 in 2009 and $1,506 in 2008.
(11)	(e) Includes Supplemental Life Insurance premiums in the amounts of $1,582 in 2009 and $1,506 in 2008.
(12)	Includes medical premiums.
(13)	(a) Includes designation of charitable donations by the Company in the amounts of $20,000 in 2008 and $13,300 in 2007.
(13)	(b) Includes designation of charitable donations by the Company in the amounts of $20,000 in 2008 and $1,365 in 2007.
(14)	Includes continuing education in the amounts of $9,120 in both 2009 and 2008 and $8,500 in 2007.
(15)	Includes expenses of $52,332 in 2009, $60,359 in 2008 and $69,516 in 2007 for a car, driver and parking in Hong Kong.
(16)	Includes $180,265 in 2009, $176,398 in 2008 and $284,215 in 2007 of expenses related to the relocation to Hong Kong, housing, additional living expenses, and expenses related to additional domestic services provided in the United States and in Hong Kong due to expatriate assignment.
(17)	(a) Includes tickets to sporting events in the amount of $26,404, use of a private airline charter and spouse tag along travel of $14,289.
(17)	(b) Includes entertainment and spouse tag-along travel in 2009 $45,958, tickets to sporting events and spouse tag-along travel in the amount of $53,914 in 2008, spouse tag along travel in the amount of $26,848 in 2007.
(18)	Includes $18,951 in additional electronic equipment for home in Hong Kong.
(19)	Includes supplemental medical and dental expenses for insurance in Hong Kong in the amount of $15,272 in 2008 and $13,653 in 2007.
(20)	Includes medical claims grossed up for tax purposes.

Grants of Plan-Based Awards

The following table sets forth certain information with respect to grants of plan-based awards for the year ended December 31, 2009, to our Chief Executive Officer, Chief Financial Officer and our three other most highly compensated executive officers for such fiscal year.

Grants of Plan Based Awards For Fiscal Year Ended December 31, 2009

								All Other	All Other
								Stock	Option		Grant
								Awards:	Awards:	Exercise or	Date Fair
		Estimated Future Payouts Under			Estimated Future Payouts Under			Number of	Number of	Base Price	Value of
		Non-Equity Incentive Plan Awards(1)			Equity Incentive Plan Awards(2)			Shares of	Securities	of Option	Stock and
		Threshold	Target	Maximum	Threshold	Target	Maximum	Stock	Underlying	Awards	Option
Name	Grant Date	($)(1)	($)(1)	($)(1)	($)	($)	($)	or Units (#)	Options	($/sh)	Awards ($)

David M. Sindelar	—	195,500	920,000	1,840,000	—	—	—	—	—	—	—

Timothy L. Conlon	—	116,075	550,000	1,100,000	—	—	—	—	—	—	—

Gerald G. Sax	—	49,725	234,000	468,000	—	—	—	—	—	—	—

Brian W. Barber	—	42,501	200,005	400,010	—	—	—	—	—	—	—

Richard B. Kampf	—	42,487	199,940	399,880	—	—	—	—	—	—	—

(1)	Pursuant to the AICP for 2009.

(2)	The fair market value of our common stock is below the stock option price of $12.63 per share.

Discussion of Summary Compensation and Grants of Plan-Based Awards Tables

David M. Sindelar

Mr. Sindelar entered into an amended and restated executive employment agreement with us and certain of our subsidiaries as of October 13, 2003, as amended. Pursuant to his employment agreement, Mr. Sindelar will serve as our Chief Executive Officer through January 31, 2011, unless the agreement is terminated earlier by us or Mr. Sindelar. In the event the agreement is not terminated by either Mr. Sindelar or us before the expiration of the term of the agreement, the agreement will automatically renew for an additional year. Mr. Sindelar is required to devote the amount of time reasonably necessary to faithfully and adequately supervise our overall management. Subject to the foregoing limitation on his activities, Mr. Sindelar is free to participate in other business endeavors.

The compensation provided to Mr. Sindelar under his executive employment agreement includes an annual base salary of not less than $920,000, subject to upward adjustment, and additional compensation that may be used by Mr. Sindelar to own and maintain an automobile, as well as those other benefits customarily accorded our executives as long as the executive employment agreement is in force. In addition, Mr. Sindelar is eligible to receive an annual cash-based incentive compensation opportunity of up to 200% of his annual base salary, in an amount determined in accordance with our AICP (if we achieve 120% of the target Adjusted EBITDA set by the Compensation Committee each year).

Mr. Sindelar’s executive employment agreement also provides that if Mr. Sindelar’s employment is terminated without cause (as such term is defined in his employment agreement), Mr. Sindelar will continue to receive his then current salary, which will not be less than $920,000, together with his annual bonus amount, for a period of 18 months following such termination. The executive employment agreement terminates upon Mr. Sindelar’s death or his inability to perform his duties due to mental or physical incapacity for six consecutive months or any 100 working days out of a twelve-month period, and no further compensation will be payable except that he or his estate, heirs or beneficiaries, as applicable, will receive his then current salary, together with his annual bonus amount, for a period of 18 months, in addition to benefits otherwise specifically provided for. The agreement also provides medical benefits for Mr. Sindelar’s and his spouse’s lifetime.

Timothy L. Conlon

Mr. Conlon entered into an amended and restated executive employment agreement with us and certain of our subsidiaries as of January 31, 2003. Pursuant to his employment agreement, Mr. Conlon will serve as our President and Chief Operating Officer through January 31, 2011, unless terminated earlier by us or Mr. Conlon. In the event the agreement is not terminated by either Mr. Conlon or us before the expiration of the term of the agreement, the agreement will automatically renew for an additional year. Mr. Conlon is required to devote the amount of time reasonably necessary to faithfully and adequately supervise our overall operational management.

The compensation provided to Mr. Conlon under his executive employment agreement includes an annual base salary of not less than $550,000, subject to upward adjustment, and additional compensation that may be used by Mr. Conlon to own and maintain an automobile, as well as those other benefits granted to Mr. Conlon for his expatriate service to us during his assignment to reside in Hong Kong, and other benefits customary accorded to our executives as long as the executive employment agreement is in force. In addition, Mr. Conlon is eligible to receive an annual cash-based incentive compensation opportunity of up to 200% of his annual base salary, in an amount determined in accordance with our AICP (if we achieve 120% of the target Adjusted EBITDA set by the Compensation Committee each year).

Mr. Conlon’s executive employment agreement also provides that if Mr. Conlon’s employment is terminated without cause, Mr. Conlon will continue to receive his then current salary, which will not be less than $550,000, for a period of 18 months following such termination. The executive employment agreement terminates upon Mr. Conlon’s death or his inability to perform his duties due to mental or physical incapacity for six consecutive months or any 100 working days out of a twelve-month period, and no further compensation will be payable except that he or his estate, heirs or beneficiaries, as applicable, will receive his then current salary for a period of 18 months, in addition to benefits otherwise specifically provided for. The agreement also provides medical benefits for Mr. Conlon’s and his spouse’s lifetime.

As of March 1, 2007, we assigned Mr. Conlon to work in our Hong Kong office and to take residence in Hong Kong. We have agreed to pay for Mr. Conlon’s expatriate expenses including tax gross-ups and equalization, expenses for living quarters and other related expenses.

Gerald G. Sax

Mr. Sax entered into an amended and restated executive employment agreement with us and certain of our subsidiaries as of August 15, 2005. Pursuant to his employment agreement, Mr. Sax will serve as our Senior Vice President and Chief Financial Officer until his death or termination of employment. Mr. Sax is required to devote the amount of time reasonably necessary to faithfully and adequately supervise our overall financial management.

The compensation provided to Mr. Sax under his executive employment agreement includes an annual base salary of not less than $360,000 and additional compensation that may be used by Mr. Sax to own and maintain an automobile, as well as those other benefits customarily accorded our executives as long as the executive employment agreement is in force. In addition, Mr. Sax is eligible to receive an annual cash-based incentive compensation opportunity of up to 130% of his annual base salary in an amount determined in accordance with the AICP (if we achieve 120% of the target Adjusted EBITDA set by the Compensation Committee each year).

Mr. Sax’s employment agreement also provides that if Mr. Sax’s employment is terminated without cause, Mr. Sax will continue to receive his then current salary, which will not be less than $360,000, for a period of 18 months following such termination and a payment of 65% of his annual salary in lieu of annual incentive compensation.

The executive employment agreement terminates upon Mr. Sax’s death or his inability to perform his duties due to mental or physical incapacity for six consecutive months or any 100 working days out of a twelve-month period, and no further compensation will be payable except that he or his estate, heirs or beneficiaries, as applicable, will receive his then current salary for a period of 18 months, in addition to benefits otherwise specifically provided for. The agreement also provides medical benefits for Mr. Sax’s and his spouse’s lifetime.

Brian W. Barber

Mr. Barber entered into an amended and restated executive employment agreement with us as of January 31, 2000. Mr. Barber serves as our Senior Vice President Operations Printed Circuit

Board & Supply Chain Management until his death or termination of employment. Mr. Barber is required to devote the amount of time reasonably necessary to faithfully and adequately supervise our PCB operations as well as our PCB supply chain.

The compensation provided to Mr. Barber under his executive employment arrangement includes an annual base salary of $307,700 and additional compensation that may be used by Mr. Barber to own and maintain an automobile, as well as those other benefits customarily accorded our executives as long as the executive employment agreement is in force. In addition, Mr. Barber is eligible to receive an annual cash-based incentive compensation opportunity of up to 130% of his annual base salary, in an amount determined in accordance with our AICP (if we achieve 120% of the target Adjusted EBITDA set by the Compensation Committee each year).

Mr. Barber’s employment agreement also provides that if Mr. Barber’s employment is terminated without cause, Mr. Barber will continue to receive his then current salary and employee benefits, including any incentive bonus he is eligible to receive under our AICP on a pro-rata basis as of the time of the termination of his employment, for a period of 12 months following such termination.

Richard B. Kampf

Mr. Kampf entered into an amended and restated executive employment agreement with certain of our subsidiaries as of October 3, 2002. Mr. Kampf serves as our Senior Vice President Sales and Marketing until his death or termination of employment. Mr. Kampf is required to devote the amount of time reasonably necessary to faithfully and adequately supervise our overall sales and marketing management.

The compensation provided to Mr. Kampf under his employment arrangement includes an annual base salary of $307,600 and additional compensation that may be used by Mr. Kampf to own and maintain an automobile, as well as those other benefits customarily accorded our executives as long as the executive employment agreement is in force. In addition, Mr. Kampf is eligible to receive an annual cash-based incentive compensation opportunity of up to 130% of his annual base salary, in an amount determined in accordance with our AICP (if we achieve 120% of the target Adjusted EBITDA set by the Compensation Committee each year).

Mr. Kampf’s employment agreement also provides that if Mr. Kampf’s employment is terminated without cause, Mr. Kampf will continue to receive his then current salary and employee benefits, including any incentive bonus he is eligible to receive under our AICP on a pro-rata basis as of the time of the termination of his employment, for a period of 12 months following such termination.

Outstanding Equity Awards

The following table sets forth certain information with respect to outstanding equity awards at December 31, 2009, with respect to our Chief Executive Officer, Chief Financial Officer and our three other most highly compensated executive officers for such fiscal year.

Outstanding Equity Awards at Fiscal Year Ended December 31, 2009

	Option Awards
			Equity Incentive Plan
	Number of Securities		Awards: Number of	Option Exercise	Option Expiration
Name	Underlying Unexercised Options		Securities Underlying	Price ($)	Date
	Exercisable(1)	Unexercisable (#)	Unexercised
			Unearned Options (#)

David M. Sindelar	350,000	—	—	12.63	1/31/2013
	70,000	—	—	12.63	8/17/2014
Timothy L. Conlon	330,000	—	—	12.63	1/31/2013
	70,000	—	—	12.63	8/17/2014
Gerald G. Sax	60,000	—	—	12.63	1/31/2013
	15,000	—	—	12.63	8/17/2014
	125,000	—	—	12.63	8/08/2015
Brian W. Barber	30,000	—	—	12.63	1/31/2013
	33,333	16,667	—	12.63	2/6/2017
	26,667	13,333	—	12.63	11/1/2017
Richard B. Kampf	30,000	—	—	12.63	1/31/2013
	33,333	16,667	—	12.63	2/6/2017
	26,667	13,333	—	12.63	11/1/2017

(1)	All options have a vesting schedule of (i) 33% on the date of grant, (ii) 33% two years following the date of grant and (iii) 33% three years after the date of grant.

Options Exercised and Stock Vested

None of our Named Executive Officers exercised any stock options or similar awards during fiscal year 2009. The following table sets forth certain information with respect to stock option vesting during the fiscal year ended December 31, 2009, with respect to our Chief Executive Officer, Chief Financial Officer and the three other most highly compensated executive officers for such fiscal year.

Option Exercises and Stock Vested During the Year Ended December 31, 2009

Number of Shares
	Acquired on	Value Realized on	Number of Shares	Value Realized on
Name	Exercise	Exercise	Acquired on Vesting	Vesting

David M. Sindelar	—	—	—	—
Timothy L. Conlon	—	—	—	—
Gerald G. Sax	—	—	—	—
Brian W. Barber	—	—	30,000	—
Richard B. Kampf	—	—	30,000	—

Pension Benefits

None of our Named Executive Officers are covered by a pension plan or other similar benefit plan that provides for payments or other benefits.

Nonqualified Deferred Compensation

We do not have any nonqualified deferred compensation plans.

Potential Payments Upon Termination or Change in Control

We have entered into employment agreements with Messrs. Sindelar, Conlon, Sax, Barber, and Kampf. Specific provisions set forth in the employment agreements regarding payments on termination are provided below. The dollar amounts used in the discussion are estimates based on salary as of December 31, 2009, and benefits paid to the Named Executive Officer in fiscal year 2009.

David M. Sindelar

Voluntary Termination by the Executive or Termination for Cause:

Mr. Sindelar and his spouse are entitled to receive life and medical benefits upon his voluntary termination or termination for cause throughout the remainder of their lives. All other benefits and remuneration cease upon the voluntary termination by Mr. Sindelar or termination for cause. “Cause” is defined in Mr. Sindelar’s employment agreement to mean fraud, dishonesty, competition with us, unauthorized use of any of our trade secrets or confidential information or failure to properly perform the duties assigned to him, in our reasonable judgment.

Termination by Us Without Cause or Upon Death or Disability:

If Mr. Sindelar is terminated by us without cause (as defined in Mr. Sindelar’s Employment Agreement) or upon Mr. Sindelar’s death or disability, Mr. Sindelar will continue to receive the following benefits for a period of eighteen months: (i) his then current salary, which will not be less than $920,000; (ii) his annual cash-based incentive compensation opportunity; (iii) fringe benefits customarily afforded to our executives; (iv) reimbursement of the expense to own and maintain an automobile; and (v) lifetime medical benefits for himself and his spouse.

Effect of a Change in Control:

There is no provision in Mr. Sindelar’s contract that specifically allows for any payment to Mr. Sindelar in the event of a change in control.

Mr. Sindelar’s employment agreement contains covenants for the benefit of us relating to protection of our confidential information and the return of our property.

Timothy L. Conlon

Voluntary Termination by the Executive or Termination for Cause:

Mr. Conlon and his spouse are entitled to receive life and medical benefits upon his voluntary termination or termination for cause throughout the remainder of their lives. All other benefits and remuneration cease upon the voluntary termination by Mr. Conlon or termination for cause. “Cause” is defined in Mr. Conlon’s employment agreement to mean fraud, dishonesty, competition with us, unauthorized use of any of our trade secrets or confidential information or failure to properly perform the duties assigned to him, in our reasonable judgment.

Termination by Us Without Cause or Upon Death or Disability:

If Mr. Conlon is terminated by us without cause or upon Mr. Conlon’s death or disability, he is entitled to the following benefits for 18 months: (i) his annual salary, which is not to be less than $550,000; (ii) fringe benefits customarily afforded to our executives; (iii) reimbursement of the expense to own and maintain an automobile; and (iv) lifetime medical benefits for himself and his spouse.

Effect of a Change in Control:

There is no provision in Mr. Conlon’s contract that specifically allows for any payment to Mr. Conlon in the event of a change in control.

Mr. Conlon’s employment agreement contains covenants for our benefit relating to protection of our confidential information and the return of our property, non-competition for one-year following termination, in the event he is terminated for cause or voluntarily terminates, or during the period he accepts payments, in the event he is terminated without cause or upon death or disability, non-solicitation of our employees for three years following his termination.

Gerald G. Sax

Voluntary Termination by the Executive or Termination for Cause:

Mr. Sax and his spouse are entitled to continue to receive life and medical benefits upon voluntary termination or termination for cause throughout the remainder of their lives. All other benefits and remuneration cease upon the voluntary termination by Mr. Sax or termination for cause. “Cause” is defined in Mr. Sax’s employment agreement to mean fraud, dishonesty, competition with us, unauthorized use of any of our trade secrets or confidential information or failure to properly perform the duties assigned to him, in our reasonable judgment.

Termination by Us Without Cause or Upon Death or Disability:

If Mr. Sax is terminated by us without cause (as defined in Mr. Sax’s Employment Agreement) or upon Mr. Sax’s death or disability, he is entitled to the following benefits: (i) no less than $360,000 in annual salary for a period of 18 months (or $540,000); (ii) a one-time payment of $351,000; (iii) fringe benefits customarily afforded to our executives for 18 months; (iv) reimbursement of the expense to own and maintain an automobile for a period of 18 months; and (v) lifetime medical benefits for himself and his spouse.

Effect of a Change in Control:

There is no provision in Mr. Sax’s contract that specifically allows for any payment to Mr. Sax in the event of a change in control.

Mr. Sax’s employment agreement contains covenants for our benefit relating to protection of our confidential information and the return of our property, non-competition for one-year following termination, in the event he is terminated for cause or voluntarily terminates, or during the period he accepts payments, in the event he is terminated without cause or upon death or disability.

Brian W. Barber

Voluntary Termination by the Executive or Termination for Cause:

All benefits and remuneration cease upon the voluntary termination by Mr. Barber or termination for cause. “Cause” is defined in Mr. Barber’s employment agreement to mean fraud, dishonesty, competition with us, unauthorized use of any of our trade secrets or confidential information or failure to properly perform the duties assigned to him, in our reasonable judgment.

Termination by Us Without Cause or Upon Death or Disability:

If Mr. Barber is terminated by us without cause (as defined in Mr. Barber’s Employment Agreement) or upon Mr. Barber’s death or disability, he is entitled to the following benefits: (i) no less than $307,700 and (ii) fringe benefits customarily afforded to our executives for 12 months. In addition, in the event that Mr. Barber’s termination is without cause, Mr. Barber is eligible to receive an annual bonus he would otherwise have been entitled to receive (on a pro-rated basis through his termination date) under our AICP.

Effect of a Change in Control:

There is no provision in Mr. Barber’s contract that specifically allows for any payment to Mr. Barber in the event of a change of control.

Mr. Barber’s employment arrangement contains covenants for our benefit relating to protection of our confidential information and the return of our property, non-competition for one-year following termination, in the event he is terminated for cause or voluntarily terminates.

Richard B. Kampf

Voluntary Termination by the Executive or Termination for Cause:

All benefits and remuneration cease upon the voluntary termination by Mr. Kampf or termination for cause. “Cause” is defined in Mr. Kampf’s employment agreement to mean fraud, dishonesty, competition with us, unauthorized use of any of our trade secrets or confidential information or failure to properly perform the duties assigned to him, in our reasonable judgment.

Termination by Us Without Cause or Upon Death or Disability:

If Mr. Kampf is terminated by us without cause (as defined in Mr. Kampf’s Employment Agreement) or upon Mr. Kampf’s death or disability, he is entitled to the following benefits: (i) no less than $307,600 and (ii) fringe benefits customarily afforded to our executives for 12 months. In addition, in the event that Mr. Kampf’s termination is without cause, Mr. Kampf is eligible to receive an annual bonus he would otherwise have been entitled to receive (on a pro-rated basis through his termination date) under our AICP.

Effect of a Change in Control:

There is no provision in Mr. Kampf’s contract that specifically allows for any payment to Mr. Kampf in the event of a change of control.

Mr. Kampf’s employment arrangement contains covenants for our benefit relating to protection of our confidential information and the return of our property, non-competition for one-year following termination, in the event he is terminated for cause or voluntarily terminates.

The following table demonstrates the amounts payable to each Named Executive Officer upon termination of employment under several circumstances assuming such termination was effective December 31, 2009.

				Termination	Change
		Termination	Termination	Due to	of
NEO	Voluntary Resignation	for Cause	without Cause	Death or Disability	Control

David M. Sindelar	Lifetime medical benefits	Lifetime medical benefits	$2,809,500 plus lifetime medical benefits	$2,809,500 plus lifetime medical benefits	None
Timothy L. Conlon	Lifetime medical benefits	Lifetime medical benefits	$858,000 plus lifetime medical benefits	$858,000 plus lifetime medical benefits	None
Gerald G. Sax	Lifetime medical benefits	Lifetime medical benefits	$910,500 plus lifetime medical benefits	$910,500 plus lifetime medical benefits	None
Brian W. Barber	—	—	$307,700 plus medical benefits for 12 months	$307,700	None
Richard B. Kampf	—	—	$307,600 plus medical benefits for 12 months	$307,600	None

DIRECTOR COMPENSATION

In 2009, our Chairman of the Board received annual compensation of $130,000 and Directors (other than the Chairman) who are not executive officers received an annual fee of $35,000. In addition, each Audit Committee and Compensation Committee member received an annual fee of $12,000 and the Chairman of the Audit Committee and Compensation Committee each received an additional fee of $7,000. We also reimbursed Directors for out-of-pocket expenses incurred in connection with attending meetings of the board of directors and its committees. We also granted 55,000 stock options with an exercise price of $12.63 per share, which vested over a period of three years, to each of Mr. Steffen, Mr. McGinn, Mr. Vieser and Ms. Gulyas upon their original election as Directors in the first quarter of 2003 as additional compensation for their services as members of the board of directors. Mr. Steffen received an additional 50,000 options with an exercise price of $12.63 per share when he was elected as Chairman of the Board of Directors in December of 2003, which such options vested over a period of three years.

The following table provides compensation information for our Directors in 2009 who were not our executive officers.

	Fees Earned or
Name	Paid in Cash		Stock Awards		Option Awards		Total

Christopher J. Steffen	$154,000		$		$		$154,000
Jack D. Furst	35,000	(1)		—		—	35,000
Edward Herring	47,000	(1)		—		—	47,000
Philip Raygorodetsky	32,250	(2)		—		—	32,250
Robert F. Cummings	47,000	(2)		—		—	47,000
Diane H. Gulyas	47,000			—		—	47,000
Richard W. Vieser	54,000			—		—	54,000
Richard A. McGinn	66,000			—		—	66,000
Peter R. Frank	11,750	(2)(3)		—		—	11,750

(1)	Compensation paid directly from us to HMTF.

(2)	Compensation paid directly from us to GSC.

(3)	Mr. Frank served on as Board of Directors for only one quarter of the year 2009.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to our voting capital stock as of February 5, 2010:

•	each person or group who is known by us to own beneficially more than 5% of our common stock;

•	each member of our board of directors and each of our named executive officers; and

•	all members of our board of directors and named executive officers as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The table also includes the number of shares underlying options and warrants that will be exercisable within 60 days of the date of this prospectus. There were approximately 10 holders of our common stock as of February 5, 2010.

			Shares of Common
			Stock Beneficially Owned After the
	Shares of Common		Merger and
	Stock Beneficially Owned		Recapitalization
Name of Beneficial Owner	Number	Percentage	Number	Percentage

HMTF Parties(1)(3)	18,086,786	55.0	15,562,570	77.8%
c/o HM Capital Partners
200 Crescent Court, Suite 1600
Dallas, Texas 75201
GSC Parties(2)(3)	11,092,411	35.1	15,562,570	77.8
c/o GSC Partners
500 Campus Drive, Suite 220
Florham Park, New Jersey 07932
VG Holdings, LLC(3)	0	0	15,562,570	77.8
c/o HM Capital Partners
200 Crescent Court, Suite 1600
Dallas, Texas 75201
Fidelity Parties(4)	2,853,390	9.9	238,677	1.2
82 Devonshire Street
Boston, Massachusetts 02109
Jack D. Furst(1)(3)	18,086,786	55.0	15,562,570	77.8
Philip Raygorodetsky(2)(3)	11,092,411	35.1	15,562,570	77.8
Edward Herring(1)(3)	18,086,786	55.0	15,562,570	77.8
Richard W. Vieser(5)	55,000	0.2	4,600	*
Robert F. Cummings(2)(3)	11,092,411	35.1	15,562,570	77.8
Diane H. Gulyas(5)	55,000	0.2	4,600	*
Richard A. McGinn(5)	55,000	0.2	4,600	*
Christopher J. Steffen(5)	105,000	0.4	8,782	*
David M. Sindelar(5)	420,000	1.4	35,131	0.2
Timothy L. Conlon(5)	400,000	1.4	35,458	0.2
Gerald G. Sax(5)	200,000	0.7	16,729	*
Brian W. Barber(5)	60,000	0.2	5,018	*
Richard B. Kampf(5)	60,000	0.2	5,018	*
All executive officers and directors as a group (13 persons)	30,589,197	82.4%	15,680,512	78.4

*	Represents beneficial ownership of less than 0.1% of the outstanding shares of our common stock.

(1)	These figures include: 3,454,094 shares of common stock held of record by Hicks, Muse, Tate & Furst Equity Fund III, L.P., a limited partnership, of which the ultimate general partner is Hicks, Muse Fund III Incorporated, an affiliate of HMTF; 93,681 shares of common stock held of record by HM3 Coinvestors, L.P., a limited partnership, of which the ultimate general partner is Hicks, Muse Fund III Incorporated, an affiliate of HMTF; 601,355 shares of common stock held of record by HMTF Equity Fund IV (1999), L.P., a limited partnership, of which the ultimate general partner is Hicks, Muse (1999) Fund IV, LLC, an affiliate of HMTF; 32,014 shares of common stock held of record by Hicks, Muse PG-IV (1999), C.V., of which the ultimate general partner is HM Fund IV Cayman, LLC, an affiliate of HMTF; 14,785 shares of common stock held of record by HM 4-SBS (1999) Coinvestors, L.P., a limited partnership, of which the ultimate general partner is Hicks, Muse (1999)

Fund IV, LLC, an affiliate of HMTF; 9,826 shares of common stock held of record by HM 4-EQ (1999) Coinvestors, L.P., a limited partnership, of which the ultimate general partner is Hicks, Muse (1999) Fund IV, LLC, an affiliate of HMTF; 4,259 shares of common stock held of record by HMTF Private Equity Fund IV (1999), L.P., a limited partnership, of which the ultimate general partner is Hicks, Muse (1999) Fund IV, LLC, an affiliate of HMTF; and 9,873,369 shares of common stock and 2,177,356 shares of Class B Senior Convertible Preferred Stock (currently convertible into 4,003,403 shares of common stock) held of record by Pearl Street II, L.P., a limited partnership, of which the ultimate general partner is Hicks, Muse Fund III Incorporated, an affiliate of HMTF.

Mr. Furst and Mr. Herring are partners, stockholders and members of the management committee of HMTF and, accordingly, may be deemed to beneficially own all or a portion of the shares of our common stock beneficially owned by the HMTF Parties described above. Each of Mr. Furst and Mr. Herring disclaims beneficial ownership of shares of our common stock not owned of record by him.

(2)	These figures include:

GSC Recovery II, L.P. (Recovery II) owns 4,543,850 shares of common stock (which includes 2,893,887 shares of common stock and 1,801,801 shares of common stock issuable upon conversion of 979,957 shares of Class B Senior Convertible Preferred Stock); GSC Recovery IIA, L.P. (Recovery IIA) owns 5,204,545 shares of common stock (which includes 4,357,276 shares of common stock and 925,238 shares of common stock issuable upon conversion of 503,215 shares of Class B Senior Convertible Preferred Stock); GSC Partners CDO Fund, Limited (CDO) owns 654,801 shares of our common stock; and GSC Partners CDO Fund II, Limited (CDO II) owns 459,408 shares of our common stock. By virtue of his relationship (described below) with Recovery II, Recovery IIA, CDO, and CDO II, each of Mr. Raygorodetsky and Mr. Cummings may be deemed to have shared voting and investment power over, and be the indirect beneficial owner of, the shares of our common stock owned by Recovery II, Recovery IIA, CDO, and CDO II. Each of Mr. Raygorodetsky and Mr. Cummings disclaims beneficial ownership of our common stock except to the extent of his pecuniary interest in such stock.

Recovery II is a Delaware limited partnership. GSC Recovery II GP, L.P. is the general partner of Recovery II. GSC RII, LLC is the general partner of GSC Recovery II GP, L.P. GSCP (NJ) Holdings, L.P. is the managing member of GSC RII, LLC. GSCP (NJ), L.P. is the manager of Recovery II. GSCP (NJ), Inc. is the general partner of GSCP (NJ), L.P. and GSCP (NJ) Holdings, L.P.

Recovery IIA is a Delaware limited partnership. GSC Recovery IIA GP, L.P. is the general partner of Recovery IIA. GSC RIIA, LLC is the general partner of GSC Recovery IIA GP, L.P. GSCP (NJ) Holdings, L.P. is the managing member of GSC RIIA, LLC. GSCP (NJ), L.P. is the manager of Recovery IIA. GSCP (NJ), Inc. is the general partner of GSCP (NJ), L.P. and GSCP (NJ) Holdings, L.P.

CDO and CDO II are Cayman Islands corporations. GSCP (NJ), L.P. is the Collateral manager of CDO and CDO II; GSCP (NJ), Inc. is the general partner of GSCP (NJ), L.P.

GSCP (NJ), Inc. is the general partner of GSCP (NJ), L.P. and GSCP (NJ) Holdings, L.P. and is a wholly owned subsidiary of GSC Group, Inc. Additionally, GSC Group, Inc. owns substantially all of the interests in GSCP (NJ), L.P. and GSCP (NJ), Holdings, L.P. Mr. Cummings is an executive officer of GSC Group, Inc. and GSCP (NJ), Inc. and Mr. Raygorodetsky is the senior managing director of GSC Group, Inc.

By virtue of each of the above entity’s and individual’s relationship with Recovery II, Recovery IIA, CDO and CDO II, each may be deemed to have shared voting and investment power over, and be the indirect beneficial owner of, the shares of our common stock owned by Recovery II, Recovery IIA, CDO and CDO II. Each of the above entities and individuals disclaims beneficial ownership of our common stock except to the extent of each entity’s and individuals pecuniary interest in such common stock.

(3)	Upon formation of VG Holdings, LLC in connection with the recapitalization prior to the completion of the Merger, all of the members’ interests in VG Holdings, LLC will be owned by the HMTF Parties, the GSC Parties and TCW. VG Holdings, LLC will acquire 77.8% of Viasystems Group common stock prior to the completion of the Merger through the transactions described under “Summary — Recent Developments — Pending Merger with Merix Corporation and Related Transactions — Pending Merger.” Each of the HMTF Parties and the GSC Parties may be deemed to have shared voting power and investment power with respect to shares of our common stock owned by VG Holdings, LLC. In accordance with note (1) to this table, Messrs. Furst and Herring each disclaim beneficial ownership of shares of our common stock not owned of record by him. In accordance with note (2) to this table, each of the GSC Parties and Messrs. Cummings and Raygorodetsky disclaims beneficial ownership of the our common stock, except to the extent of each entity’s and individuals pecuniary interest in such common stock.

(4)	The Fidelity entities identified above are either an investment company registered under Section 8 of the Investment Company Act of 1940, as amended, or an institutional investment account, each of which is advised by an investment adviser that is a wholly-owned subsidiary of FMR LLC. FMR LLC is a Delaware limited liability corporation.

(5)	Represents shares of common stock issuable upon the exercise of options that are exercisable within 60 days.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Monitoring and Oversight Agreement

We entered into a ten-year monitoring and oversight agreement with an affiliate of HMTF, effective as of January 31, 2003. Under the monitoring and oversight agreement, we are required to pay HMTF an annual fee for oversight and monitoring services equal to the lesser of (i) 2% of our consolidated adjusted EBITDA for such year or (ii) $1.5 million. The fee is payable for the preceding year following the completion of the audited financial statements for the preceding year, provided that HMTF may elect to defer the payment of their fees, in which case these amounts will become due and payable at such time as HMTF elects to require the payment of these obligations. The monitoring and oversight agreement makes available the resources of HMTF concerning a variety of financial and operational matters. These services have been provided not only by Mr. Furst and Mr. Herring, outside the scope of their duties as our directors, but also from numerous other principals and employees of HMTF. Mr. Furst and Mr. Herring are each principals of HMTF. HMTF has performed various monitoring and oversight services, including providing input in management’s establishment of our financial and strategic acquisition plans. HMTF monitors the viability and implementation of our strategic plan through actions such as review of monthly financial data, management briefings and facility visits. HMTF is also entitled to reimbursement for any expenses incurred by it in connection with rendering services under the monitoring and oversight agreement. In addition, we have agreed to indemnify HMTF, its affiliates, and their respective directors, officers, controlling persons, agents and employees from and against all claims, liabilities, losses, damages, expenses and fees and disbursements of counsel related to or arising out of or in connection with the services rendered by HMTF under the monitoring and oversight agreement and not resulting primarily from the bad faith, gross negligence, or willful misconduct of HMTF. The consolidated statements of operations include expenses of $0.8 million for the nine months ended September 30, 2009, and $1.5 million for each of the years ended December 31, 2008, 2007 and 2006, related to the monitoring and oversight agreement. The Monitoring and Oversight Agreement will be terminated if the Merger is consummated and we will pay a termination fee of approximately $5.6 million to HMTF in connection therewith.

Stockholders Agreement

On January 31, 2003, we entered into a Stockholders Agreement (the “Stockholders Agreement”) with certain persons acquiring shares of Viasystems Group capital stock in connection with our Chapter 11 reorganization, including HMTF, which controls a majority of the voting stock of Viasystems Group, and certain affiliates of GSC.

The Stockholders Agreement provides that our board of directors will be comprised of at least nine members as follows: our Chief Executive Officer, five members designated for election by affiliates of HMTF and three members designated for election by affiliates of GSC and the other non-HMTF stockholder parties to the Stockholders Agreements other than HMTF. In addition, affiliates of HMTF, on the one hand, and affiliates of GSC and the other non-HMTF stockholder parties to the Stockholders Agreement, on the other hand, have the right to jointly designate additional members to our board of directors. The five Directors designated by affiliates of HMTF are Mr. Furst, Mr. Herring, Mr. McGinn, Mr. Vieser and Mr. Conlon. The three Directors designated by affiliates of GSC and other non-HMTF stockholders are Mr. Cummings, Mr. Raygorodetsky and Ms. Gulyas. Mr. Steffen is a jointly nominated Director and Mr. Sindelar holds the remaining seat as our Chief Executive Officer. The Stockholders Agreement also provides that the Compensation Committee of our board of directors will be comprised of two members designated by the HMTF board designees and one member designated by the GSC and non-HMTF Stockholders board designees, so long as such individuals are qualified to serve in such capacity.

To the extent that the affiliates of HMTF or the affiliates of GSC and the other non-HMTF stockholders dispose of shares of common stock held by them, such constituency’s right to designate Directors for election (and to appoint Compensation Committee members) shall be reduced as follows:

		Number of
	Number of	Compensation
Percentage of Common Stock	Designated	Committee
Disposed of by Affiliates of HTMTF	Directors	Members

More than 20% but equal or less than 40%	4	2
More than 40% but equal or less than 60%	3	2
More than 60% but equal or less than 80%	2	1
More than 80% but equal or less than 90%	1	1
More than 90%	0	0

		Number of
Percentage of Common Stock	Number of	Compensation
Disposed of by Affiliates of GSC and	Designated	Committee
Other Non-HMTF Stockholders	Directors	Members

More than 30% but equal or less than 60%	2	1
More than 60% but equal or less than 90%	1	1
More than 90%	0	0

The Stockholders Agreement also restricts our ability to engage in certain transactions without the consent of the requisite stockholders under the Stockholders Agreement.

The Stockholders Agreement will be terminated if the Merger is consummated; provided, however, we and the Funds will enter into a new Stockholder Agreement as described below.

Additional Agreements to Be Entered into in Connection with the Merger

In connection with the execution of the Merger Agreement, we entered into the Recapitalization Agreement with the Majority Stockholders, which are comprised of the Funds, pursuant to which, among other things, we and the Majority Stockholders agreed to recapitalize Viasystems Group such that, prior to and contingent upon the consummation of the Merger, (i) each outstanding share of our common stock will be exchanged for 0.083647 shares of our newly issued common stock, (ii) each outstanding share of our Class A Junior Preferred Stock will be reclassified as, and converted into, 8.47868 shares of our newly issued common stock and (iii) each outstanding share of our Class B Senior Preferred Stock will be reclassified as, and converted into, 1.41657 shares of our newly issued common stock (the “Recapitalization”).

In addition, we and the Majority Stockholders agreed, concurrently with the consummation of the Merger, to (i) terminate the Stockholders Agreement and (ii) enter into a new stockholders agreement with a new entity to be formed by the Funds that, if the Merger is consummated, will hold approximately 77.8% of our common stock, referred to as the Fund Entity. Under the terms of the new stockholders agreement, the Fund Entity will have the right, subject to certain reductions, to designate up to five directors to serve on our board of directors. In addition, subject to certain exceptions, the Fund Entity will agree not to sell any of our common stock held by the Fund Entity for 180 days after the closing of the Merger.

The new stockholders agreement will provide the Fund Entity with certain registration rights related to its shares of our common stock. Under the terms of the new stockholders agreement, if after June 30, 2012, the public float of our common stock has not increased by 100% of the public float immediately prior to the completion of the Merger, then the Fund Entity may request that we file a registration statement on Form S-1 or Form S-3 to effect a primary underwritten offering of shares of our common stock. The Fund Entity also has the right to demand that we register the Fund Entity’s shares of our common stock on at least three occasions, subject to the conditions set forth in the registration agreement. In addition, the Fund Entity has the right to “piggyback” on any registration statement that we file on an unlimited basis, subject to the conditions set forth in the registration agreement. If we are eligible to file a registration statement on Form S-3, the Fund Entity can request that we register its shares. The new stockholders agreement will terminate on the tenth anniversary of the date the new stockholder agreement is executed.

SELLING STOCKHOLDERS

The selling stockholders may from time to time offer and sell any or all of the shares of our common stock set forth below pursuant to this prospectus. When we refer to “selling stockholders” in this prospectus, we mean the persons or entities listed in the table below, and the pledges, donees, permitted transferees, assignees, successors and others who later come to hold any of such selling stockholder’s interests in shares of our common stock other than through a public sale.

The following table sets forth, as of the date of this prospectus, the names of the selling stockholders for whom we are registering shares for resale to the public, and the number of shares of common stock that the selling stockholders may offer pursuant to this prospectus. Unless otherwise noted, the common stock being offered by the selling stockholders were acquired from us in connection with the Exchange. The shares of common stock offered by the selling stockholders were issued pursuant to exemptions from the registration requirements of the Securities Act. The selling stockholders represented to us that they were either accredited investors or qualified institutional buyers and were acquiring our common stock for passive investment purposes only and not with a view to, or for resale in connection with, any distribution thereof in violation of the securities laws. Except as noted below, no selling stockholder has, nor within the past three years has had, any material relationship with us or any of our predecessors or affiliates and no selling stockholder is or was affiliated with registered broker-dealers.

Based on the information provided to us by the selling stockholders and as of the date the same was provided to us, assuming that the selling stockholders sell all of the shares of our common stock beneficially owned by them that have been registered by us and do not acquire any additional shares, the selling stockholders will not own any shares other than those appearing in the column entitled “Number of Shares of Common Stock Owned After the Offering.” We cannot advise you as to whether the selling stockholders will in fact sell any or all of such shares of common stock. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares of our common stock in transactions exempt from the registration requirements of the Securities Act after the date on which it provided the information set forth on the table below. However, the selling stockholders are subject to certain restrictions on the transfer of the shares of our common stock pursuant to the Note Exchange Agreement dated as of October 6, 2009 among Viasystems Group, Inc., Maple Acquisition Corp. and the entities listed on Schedule I thereto. Specifically, each of the selling stockholders, (i) with respect to one-third of its shares during the period commencing on the day of the closing of the Merger and ending 75 days after the day of closing of the Merger and (ii) with respect to another one-third of its shares during the period commencing on the day of the closing of the Merger and ending 150 days after the day of closing of the Merger, may not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, such shares or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such shares. Other than the Note Exchange Agreement, we currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale or other disposition of any of the shares.

	Number of		Number of	Number of
	Shares of	Percentage	Shares of	Shares of	Percentage
	Common	of Common	Common	Common	of Common
	Stock	Stock	Stock Being	Stock	Stock
	Owned	Owned	Offered	Owned	Owned
	Prior to the	Prior to the	in this	After the	After the
Name of Selling Stockholder	Offering	Offering(1)	Offering	Offering	Offering(1)

2B LLC(2)	11,955	0.06%	11,955	—	—%
ACE Bermuda Insurance Ltd.(2)	14,288	0.07	14,288	—	—
ACE Tempest Reinsurance Ltd.(2)	14,288	0.07	14,288	—	—
Arch Reinsurance Ltd.(2)	18,953	0.09	18,953	—	—
Brown University(2)	14,025	0.07	14,025	—	—
Fidelity Financial Trust: Fidelity Convertible Securities Fund(3)	549,643	2.75	549,643	—	—
General Motors Foundation, Inc.(2)	2,916	0.01	2,916	—	—
HPK Zinsplus(2)	11,168	0.06	11,168	—	—
LC Capital Master Fund, LTD(4)	161,831	0.81	161,831	—	—
MainStay Convertible Fund, a Series of the MainStay Funds(5)	152,529	0.76	152,529	—	—
MainStay VP Convertible Fund, a Portfolio of MainStay VP Series Fund, Inc.(5)	106,255	0.53	106,255	—	—
Oaktree TT Multi-Strategy Fund, L.P.(2)	11,518	0.06	11,518	—	—
OCM Global Convertible Securities Fund(2)	2,478	0.01	2,478	—	—
OCM High Income Convertible Fund II, L.P.(2)	13,705	0.07	13,705	—	—
OCM High Income Convertible Limited Partnership(2)	8,602	0.04	8,602	—	—
Promark Global Advisors(2)	58,901	0.29	58,901	—	—
Quintessence Fund L.P.(6)	7,319	0.04	7,319	—	—
QVT Fund LP(6)	68,640	0.34	68,640	—	—
Richard King Mellon Foundation(2)	10,060	0.05	10,060	—	—
San Diego County Employee’s Retirement Association(2)	2,770	0.01	2,770	—	—
StarVest Convertible Securities Fund, Ltd.(2)	8,573	0.04	8,573	—	—
The Long-Term Investment Trust(2)	42,572	0.21	42,572	—	—
Virginia Retirement System(2)	76,629	0.38	76,629	—	—
Winchester Convertible Plus, Ltd.(2)	20,469	0.10	20,469	—	—

(1)	Based on an approximate number of 20,000,000 shares of outstanding common stock after consummation of the Merger, the Recapitalization, the Exchange and related transactions.

(2)	Oaktree Capital Management, L.P. (“Oaktree”), 333 S. Grand Ave., 28th Floor, Los Angeles, California 90071, is the general partner or the discretionary investment manager of the accounts of the selling stockholder with respect to its shares of our common stock and has voting and dispositive power with respect to such shares. Oaktree Holdings, Inc. (“OHI”) is the general partner of Oaktree and controls the decisions of Oaktree regarding the vote and disposition with respect to such shares. Oaktree Capital Group, LLC (“OCG”) is the sole shareholder of OHI and has the sole power to appoint and remove the directors of OHI and, as such, may indirectly control the decisions of OHI regarding the vote and disposition with respect to such shares. Oaktree Capital Group Holdings, L.P. (“OCGH”) is the holder of a substantial majority of the voting units of OCG and has the ability to appoint and remove the directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition with respect to such shares. Oaktree Capital Group Holdings GP, LLC (“OCGH GP” and, together with Oaktree, OHI, OCG and OCGH, the “Oaktree Entities”) is the general partner of OCGH. OCGH GP is a limited liability company managed by an executive committee, the members of which are Howard Marks, Bruce Karsh, Sheldon Stone, Larry Keele, Stephen Kaplan, John Frank, David Kirchheimer and Kevin Clayton (collectively, the “Principals”). Additionally, Andrew Watts, a managing director of Oaktree, is the portfolio manager for the accounts of the selling stockholder. Under applicable law, by virtue of their respective status each of the Oaktree Entities, the Principals and Mr. Watts may be deemed to be beneficial owners having indirect ownership of the shares owned of by the selling stockholder. Each of the Oaktree Entities, the Principals and Mr. Watts hereby disclaims beneficial ownership of our common stock listed, except to the extent of their respective pecuniary interest therein, if any. Oaktree is an affiliate of a registered broker-dealer, OCM Investments, LLC. Oaktree is the majority owner of OCM Investments, LLC. Inasmuch as Oaktree does not have information regarding all of the investment and other activities of the selling stockholders that constitute separately managed accounts, Oaktree, to its actual knowledge, is not aware that any such separately managed account is registered as a broker dealer or is an affiliate of a registered broker–dealer. The selling stockholder has informed us, that the shares were acquired in the ordinary course of business and at the time it obtained the shares, it did not have any intent, agreements or understandings, directly or indirectly, with any person to distribute the shares.

(3)	Fidelity Management & Research Company (“Fidelity”), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 549,643 shares of our common stock resulting from the Merger as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

Edward C. Johnson III and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 549,643 shares owned by the Funds.

Members of the family of Edward C. Johnson III, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

Neither FMR LLC nor Edward C. Johnson III, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the selling stockholder, which power resides with the selling stockholder’s Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds’ Boards of Trustees.

The selling stockholder is an affiliate of a broker-dealer. The selling stockholder has informed us, that the shares were acquired in the ordinary course of business and at the time it obtained the shares, it did not have any intent, agreements or understandings, directly or indirectly, with any person to distribute the shares.

(4)	Lampe, Conway & Co. LLC, 680 Fifth Avenue, 12th Floor, New York, New York 10019, is the beneficial owner of 161,831 shares of our common stock resulting from the Merger as investment manager to LC Capital Master Fund, LTD. Steven G. Lampe and Richard F. Conway, as managing members of Lampe, Conway & Co. LLC, each has power to dispose of the 161,831 shares owned by LC Capital Master Fund, LTD.

(5)	MacKay Shields LLC, 9 West 57th Street, New York, New York 10019, is the beneficial owner of such shares of our common stock as a result of acting as subadviser to the selling stockholder. Additionally, Edward Silverstein, a Managing Director of MacKay Shields LLC, is the portfolio manager for the accounts of the selling stockholder and has voting and dispositive powers over such shares. MacKay Shields LLC is a subadviser to the selling stockholder, a mutual fund. Both MacKay Shields LLC and the selling stockholder’s investment advisor are affiliates of a broker-dealer. The selling stockholder has informed us, that the shares were acquired in the ordinary course of business and at the time it obtained the shares, it did not have any intent, agreements or understandings, directly or indirectly, with any person to distribute the shares.

(6)	Management of the selling stockholder is vested in its general partner, QVT Associates GP LLC, which may be deemed to beneficially own the shares of our common stock held by the selling stockholder. QVT Financial LP, 1177 Avenue of the Americas, 9th Floor, New York, New York 10036, is the investment manager of the selling stockholder and shares voting and investment control over such shares. QVT Financial GP LLC is the general partner of QVT Financial LP and as such has complete discretion in the management and control of the business affairs of QVT Financial LP. The managing members of QVT Financial GP LLC are Daniel Gold, Nicholas Brumm, Arthur Chu and Tracy Fu and such managing members share voting and dispositive powers over such shares. Each of QVT Financial LP, QVT Financial GP LLC, Daniel Gold, Nicholas Brumm, Arthur Chu and Tracy Fu disclaims beneficial ownership of the shares held by the selling stockholder. QVT Associates GP LLC disclaims beneficial ownership of the shares held by the selling stockholder, except to the extent of its pecuniary interest therein.

DESCRIPTION OF CAPITAL STOCK

The following discussion is a summary of the material terms of our capital stock that will be in effect if the Merger is completed. The following description of the material terms of our capital stock does not purport to be complete and is qualified by reference to our certificate of incorporation and bylaws, which documents are incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and the applicable provisions of the General Corporation Law of the State of Delaware.

Authorized Capital Stock

Our third amended and restated certificate of incorporation, which will be in effect if the Merger is completed, provides that the total number of shares of capital stock that we may issue is 125,000,000 shares, and the designation, the number of authorized shares and the par value of the shares of each class or series will be as follows:

Designation	Class	No. of Shares Authorized	Par Value

Common Stock	Common	100,000,000	$0.01
Preferred Stock	Preferred	25,000,000	$0.01

Description of Common Stock

Voting Rights

General

Except as otherwise provided by law, each share of common stock will have identical rights and privileges in every respect.

Votes Per Share

The holders of shares of common stock will be entitled to vote upon all matters submitted to a vote of the stockholders and will be entitled to one vote for each share of common stock held.

Cumulative Voting

Stockholders are not entitled to cumulative voting of their shares in elections of directors.

Dividends

Subject to the prior rights and preferences, if any, applicable to shares of preferred stock, the holders of shares of common stock will be entitled to received dividends as may be declared by our board of directors from time to time out of funds legally available.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of preferred stock, subject to the rights of the holders of shares of preferred stock to participate, the holders of shares of common stock will be entitled to receive all of our remaining assets available for distribution to its stockholders, ratably in proportion to the number of shares of common stock held by them.

Preemptive Rights

The holders of common stock do not have any preemptive right to subscribe for, purchase or otherwise acquire shares of any class or series of our capital stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Anti-takeover Provisions

The General Corporation Law of the State of Delaware, which we refer to as the DGCL, and our second amended and restated bylaws contain provisions which could discourage or make more difficult a change of control without the support of the board of directors. A summary of these provisions follows.

Notice Provisions Relating to Stockholder Proposals and Nominees

Our second amended and restated bylaws contain provisions requiring stockholders to give advance written notice to the company of a proposal or director nomination in order to have the proposal or the nominee considered at an annual meeting of stockholders. The notice must usually be given not earlier than 120 days and not later than 90 days before the first anniversary of the preceding year’s annual meeting. The notice must also contain the information specified in our second amended and restated bylaws.

Stockholders must also give advance written notice of director nominations in order to have the nominee considered at a special meeting of stockholders at which directors are to be elected pursuant to the notice of meeting. The notice must usually be given not earlier than 120 days and not later than 90 days before the special meeting.

Under the third amended and restated certificate of incorporation and the second amended and restated bylaws, a special meeting of stockholders may be called by the chairman of the board, our board of directors (pursuant to a resolution adopted by a majority of directors) or our president. However, if the Fund Entity and its affiliates own 35% or more of our outstanding capital stock, then a special meeting must, provided certain conditions are met, be called by the board of directors upon written request of one or more record holders of shares of our capital stock representing not less than 35% of the total number of shares entitled to vote on the matters to be brought before the proposed special meeting.

Provisions Regarding Written Consent of Stockholders

Under our third amended and restated certificate of incorporation and the second amended and restated bylaws, as long as the Fund Entity and its affiliates owns 50% or more of our outstanding capital stock, any action required or permitted to be taken by the stockholders may be taken without a meeting if a consent in writing, setting forth the action taken, is signed by the holders of record of capital stock having not less than the minimum number of votes that would be necessary to authorize the action at a meeting at which the holders of all shares of capital stock authorized to vote on the action were present and voted. If the Fund Entity owns less than 50% of the outstanding shares of capital stock, then no action may be authorized by the stockholders without a meeting except for action taken with the unanimous consent of all holders of capital stock authorized to vote on the action.

Business Combinations

We are is a Delaware corporation that is subject to Section 203 of DGCL. Section 203 provides that, subject to certain exceptions specified in the law, a Delaware corporation may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•	at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote (at a stockholder meeting and not by written consent) of the holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, pursuant to the DGCL, a “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years did own, 15% or more of our voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three year period. The provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

No Stockholder Rights Plan

We do not currently have a stockholder rights plan.

Description of Preferred Stock

The preferred stock may be issued from time to time in one or more classes or series, the shares of each class or series to have the designations and powers, preferences, rights, qualifications, limitations and restrictions thereof as are stated and expressed in our third amended and restated certificate of incorporation and in the resolution or resolutions providing for the issuance of that class or series adopted by our board of directors.

The board of directors has the authority to create one or more classes or series of preferred stock and, with respect to each class or series, to fix and state the following:

•	the voting rights of the class or series;

•	the number of shares constituting the class or series and the designation of the class or series;

•	the preferences, and relative, participating, optional, or other special rights, if any, and the qualifications, limitations, or restrictions thereof, if any, with respect to any class or series;

•	whether or not the shares of the class or series will be redeemable at our option or the holders of the class or series or upon a specified event, and, if redeemable, the redemption price or prices and the time or times at which the shares will be redeemable;

•	whether or not the shares of the class or series will be subject to the operation of retirement or sinking funds to be applied to the purchase or redemption of the shares for retirement, and if retirement or sinking funds are to be established, the annual amount of those funds;

•	the dividend rate, the conditions upon which and the times when dividends are payable, the preference to the payment of dividends payable on any other class or series of stock, whether the dividends will be cumulative, and if cumulative, the date from which the dividends will accumulate;

•	the preferences, if any, and the amounts of those preferences which the holders of the class or series will be entitled to receive upon the voluntary or involuntary dissolution of, or upon any distribution of the assets of, us;

•	whether or not the shares of the class or series will be convertible into or exchangeable for, the shares of any other class or series of stock, and the conversion price or ratio or rate at which the exchange may be made; and

•	other special rights and protective provisions as the board of directors deems advisable.

The shares of each class or series of preferred stock may vary from the shares of any other class or series in any or all of the foregoing respects. The board of directors may increase or decrease the number of shares of the preferred stock designated for any existing class or series by a resolution adding or subtracting from the class or series; provided, however, that the board of directors may not decrease the number of shares of any existing class or series to a number less than the number of shares of that class or series then issued and outstanding.

Shares Eligible for Future Sale; Registration Rights

Prior to this offering, there was no public market for our common stock. After this offering, there will be outstanding approximately 20,000,000 shares of our common stock. Of these shares, all of the shares sold in this offering as well as the 2.5 million shares that we will issue in connection with the Merger will be freely tradable without restriction under the Securities Act, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock that will be outstanding after this offering are “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration under Rule 144 under the Securities Act, which is summarized below.

In addition, under the circumstances described in “Certain Relationships and Related Party Transactions — Additional Agreements to Be Entered into in Connection with the Merger,” after June 30, 2012 we may be required to register approximately 15.6 million shares of our common stock in connection with the Recapitalization. Following any such registration, such shares would be freely tradable without restriction under the Securities Act unless purchased by our affiliates.

Rule 144

The shares of our common stock sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any shares of our common stock held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits our common stock that has been acquired by a person who is an affiliate of ours, or has been an affiliate of ours within the past three months, to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	one percent of the total number of shares of our common stock outstanding; or

•	the average weekly reported trading volume of our common stock for the four calendar weeks prior to the sale.

Such sales are also subject to specific manner of sale provisions, a one year holding period requirement, notice requirements and the availability of current public information about us.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least one year beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock without regard to any other requirements of Rule 144.

Equity Incentive Plan

We may at some time in the future file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our equity incentive plans. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us.

PLAN OF DISTRIBUTION

We are registering shares of our common stock issued or issuable to the selling stockholders to permit the resale of these shares of our common stock by the holders thereof from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of our common stock. We will bear all fees and expenses incident to our obligation to register the shares of our common stock.

The selling stockholders (or their pledgees, donees, transferees, distributees or successors in interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus (all of whom may be selling stockholders)) may sell all or a portion of the shares of our common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents, and any broker-dealers or agents may arrange for other broker-dealers or agents to participate in effecting sales of these shares of our common stock. These underwriters or broker-dealers may act as principals, or as an agent of a selling stockholder. If the shares of our common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of our common stock may be sold on any national securities exchange or automated interdealer quotation system on which the securities may be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions. The selling stockholders may use any one or more of the following methods when selling shares:

•	purchases by underwriters, brokers, dealers, and agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders and/or the purchasers of the shares for whom they may act as agent;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	one or more block trades in which a broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction or, in crosses, in which the same broker acts as agent on both sides;

•	purchases by a broker or dealer (including a specialist or market maker) as principal and resale by such broker or dealer for its account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of any stock exchange on which the shares of our common stock are listed;

•	face-to-face privately negotiated transactions between sellers and purchasers without a broker-dealer;

•	the pledge of shares as security for any loan or obligation, including pledges to brokers or dealers who may from time to time effect distributions of the shares or other interests in the shares;

•	settlement of short sales or transactions to cover short sales relating to the shares entered into after the effective date of the registration statement of which this prospectus is a part;

•	distributions to creditors, equity holders, partners and members of the selling stockholders;

•	transactions in options, swaps or other derivatives (whether listed on an exchange or otherwise);

•	sales in other ways not involving market makers or established trading markets, including direct sales to institutions or individual purchasers; and

•	any combination of the foregoing or by any other legally available means.

The selling stockholders may also transfer the shares of our common stock by gift. We do not know of any arrangements by the selling stockholders for the sale of any of the shares of our common stock.

The selling stockholders also may resell all or a portion of the shares of our common stock in open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions.

Brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate in sales. If the selling stockholders effect such transactions by selling shares of our common stock to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders. Underwriters, brokers, dealers or agents may also receive compensation from the purchasers of shares of our common stock for whom they act as agents or to whom they sell as principals, or both. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to the prospectus contained in the registration statement, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM 2440-1 and NASD IM 2440-2.

In connection with sales of the shares of our common stock or otherwise, the selling stockholders (or their pledgees, donees, transferees, distributees or successors in interest) may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of shares of our common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of our common stock short, and if such short sale shall take place after the date that the registration statement is declared effective by the SEC, the selling stockholders may deliver the shares of our common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of our common stock to broker-dealers that in turn may sell such shares, to the extent permitted by applicable law. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or one or more derivative transactions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Notwithstanding the foregoing, the selling stockholders have been advised that they may not use shares registered on the registration statement to cover short sales of our common stock made prior to the date the registration statement, of which this prospectus forms a part, has been declared effective by the SEC.

The selling stockholders (or their pledgees, donees, transferees, distributees or successors in interest) may, from time to time, pledge, hypothecate or grant a security interest in some or all of the shares of our common stock owned by them and, if they default in the performance of their secured obligations, the pledgees, secured parties or persons to whom the securities have been hypothecated may offer and sell the shares of our common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling stockholders to include the pledgee, transferee, persons to whom the securities have been hypothecated or other successors in interest as selling stockholders under this prospectus. The plan of distribution for that selling stockholder’s shares of our common stock will otherwise remain unchanged. The selling stockholders (or their pledgees, donees, transferees, distributees or successors in interest) also may transfer and donate the shares of our common stock in other circumstances in which case the transferees, donees, pledgees, persons to whom the securities have been hypothecated or other successors in interest thereof will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders (or their pledgees, donees, transferees, distributees or successors in interest) and any broker-dealers or agents participating in the distribution of the shares of our common stock may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act in connection with such sales. In such event, any profits realized by the selling stockholders and any compensation earned by such broker-dealers or agents may be deemed to be underwriting commissions or discounts under the Securities Act. Selling stockholders (or their pledgees, donees, transferees, distributees or successors in interest) who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the applicable prospectus delivery requirements of the Securities Act including Rule 172 thereunder and may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. We will make copies of this prospectus (as it may be amended or supplemented from time to time) available to the selling stockholders (or their pledgees, donees, transferees, distributees or successors in interest) for the purpose of satisfying any prospectus delivery requirements. Except as otherwise set forth herein, each selling stockholder has informed the Company that it is not a registered broker-dealer or is not an affiliate of a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute our common stock.

Under the securities laws of some states, the shares of our common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of our common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

The selling stockholders (or their pledgees, donees, transferees, distributees or successors in interest) may sell the shares covered by this prospectus from time to time, and may also decide not to sell all or any of the shares they are allowed to sell under this prospectus. The selling stockholders (or their pledgees, donees, transferees, distributees or successors in interest) will act independently of us in making decisions regarding the timing, manner, and size of each sale. There can be no assurance, however, that all or any of the shares will be offered by the selling stockholders. We know of no existing arrangements between any selling stockholders and any broker, dealer, finder, underwriter, or agent relating to the sale or distribution of the shares.

Each selling stockholder (or its pledgees, donees, transferees, distributees or successors in interest) and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of our common stock by the selling stockholder and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of our common stock to engage in market-making activities with respect to the shares of our common stock. All of the foregoing may affect the marketability of the shares of our common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of our common stock.

The shares of our common stock offered hereby were originally issued to the selling stockholders pursuant to an exemption from the registration requirements of the Securities Act. Pursuant to the registration rights agreement, we have agreed to register the shares of our common stock, and to keep the registration statement to which this prospectus is a part effective until one year after the closing date of the merger. We will pay all expenses of the registration of the shares of our common stock pursuant to the registration rights agreement, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that each selling stockholder will pay all underwriting discounts and selling commissions, if any, and any related legal expenses incurred by it. We will not receive any proceeds from sales of any shares of our common stock by the selling stockholder. We will indemnify the selling stockholders against certain liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholders specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

To the extent permitted by applicable law, this plan of distribution may be modified in a prospectus supplement or otherwise.

LEGAL MATTERS

Weil, Gotshal & Manges LLP, Dallas, Texas and New York, New York, has passed upon the validity of the common stock offered hereby on behalf of us.

EXPERTS

The consolidated financial statements and schedules of Merix as of May 30, 2009 and May 31, 2008 and for each of the three years in the period ended May 30, 2009 have been included in this prospectus and in the registration statement in reliance upon the reports of Grant Thornton LLP, independent registered public accounting firm, appearing elsewhere in this prospectus, and upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Viasystems Group, Inc. at December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We have filed with the SEC a Registration Statement on Form S-1 (such Registration Statement, together with all amendments and exhibits thereto, being hereinafter referred to as the “Registration Statement”) under the Securities Act, for the registration under the Securities Act of the shares of common stock offered hereby. This prospectus does not contain all the information set forth in the Registration Statement; certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is hereby made to the Registration Statement which contains further information with respect to our company and our common stock. Statements herein concerning the provisions of documents filed as exhibits to the Registration Statement are necessarily summaries of such documents, and each such statement is qualified by reference to the copy of the applicable document filed with the SEC.

We are subject to the reporting requirements of the Exchange Act, and in accordance therewith file reports, including annual and quarterly reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at the SEC’s Public Reference Room, 100 F Street, NE, Washington, D.C. 20549. Further information on the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, such reports, proxy statements and other information may be accessed through the SEC Internet website located at http://www.sec.gov.

You may obtain a copy of any of our filings, at no cost, by writing or telephoning us at:

101 South Hanley Road, Suite 400
St. Louis, Missouri 63105
(314) 746-2205

INDEX TO FINANCIAL STATEMENTS

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2008 and 2007	F-3
Consolidated Statements of Operations for the Years Ended December 31, 2008, 2007 and 2006	F-4
Consolidated Statements of Stockholders’ Equity (Deficit) and Comprehensive Income (Loss) for the Years Ended December 31, 2008, 2007 and 2006	F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2008, 2007 and 2006	F-6
Notes to Consolidated Financial Statements	F-7
Unaudited Condensed Consolidated Balance Sheets as of September 30, 2009 and December 31, 2008	F-35
Unaudited Condensed Consolidated Statements of Operations for the Nine Months Ended September 30, 2009 and 2008	F-36
Unaudited Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2009 and 2008	F-37
Notes to Unaudited Condensed Consolidated Financial Statements	F-38

MERIX CORPORATION AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-50
Consolidated Balance Sheets as of May 30, 2009 and May 31, 2008	F-51
Consolidated Statements of Operations for the Years Ended May 30, 2009, May 31, 2008 and May 26, 2007	F-52
Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss) for the Years Ended May 30, 2009, May 31, 2008 and May 26, 2007	F-53
Consolidated Statements of Cash Flows for the Years Ended May 30, 2009, May 31, 2008 and May 26, 2007	F-54
Notes to Consolidated Financial Statements	F-55
Unaudited Condensed Consolidated Balance Sheets as of November 28, 2009 and May 30, 2009	F-92
Unaudited Condensed Consolidated Statements of Operations for the Three and Six Months Ended November 28, 2009 and November 29, 2008	F-93
Unaudited Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss) for the Six Months Ended November 28, 2009 and November 29, 2008	F-94
Unaudited Consolidated Statements of Cash Flows for the Six Months Ended November 28, 2009 and November 29, 2008	F-96
Notes to Unaudited Consolidated Financial Statements	F-97

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Viasystems Group, Inc.

We have audited the accompanying consolidated balance sheets of Viasystems Group, Inc. and subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity (deficit) and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Viasystems Group, Inc. and subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, on January 1, 2007, the Company changed its method for accounting for uncertain tax positions, and on January 1, 2006, the Company changed its method of quantifying misstatements in current year financial statements.

/s/ Ernst & Young LLP

St. Louis, Missouri
April 2, 2009, except for
Notes 6 and 15, as to which
the date is November 9, 2009

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2008	2007
	(In thousands, except share data)

ASSETS
Current assets:
Cash and cash equivalents	$83,053	$64,002
Restricted cash	303	303
Accounts receivable, net	96,564	135,326
Inventories	70,419	81,058
Prepaid expenses and other	11,599	11,049

Total current assets	261,938	291,738
Property, plant and equipment, net	232,741	243,973
Goodwill	79,485	79,485
Intangible assets, net	5,780	6,904
Deferred financing costs, net	3,917	5,980
Other assets	1,377	349

Total assets	$585,238	$628,429

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$9,617	$1,796
Accounts payable	74,668	112,765
Accrued and other liabilities	50,832	59,913
Income taxes payable	7,224	4,517
Deferred taxes	479	2,287

Total current liabilities	142,820	181,278
Long-term debt, less current maturities	211,046	204,817
Other non-current liabilities	32,882	35,473
Deferred taxes	—	411
Mandatory redeemable Class A Junior preferred stock	108,096	98,326

Total liabilities	494,844	520,305
Redeemable Class B Senior Convertible preferred stock	89,812	81,983
Commitments and contingencies
Stockholders’ equity:
Common stock, $0.01 par value, 110,000,000 shares authorized; 28,874,509 shares issued and outstanding in 2008 and 2007	289	289
Paid-in capital	1,951,715	1,958,929
Accumulated deficit	(1,955,352)	(1,939,879)
Accumulated other comprehensive income	3,930	6,802

Total stockholders’ equity	582	26,141

Total liabilities and stockholders’ equity	$585,238	$628,429

See accompanying notes to consolidated financial statements.

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2008	2007	2006
	(In thousands)

Net sales	$712,830	$714,343	$734,992
Operating expenses:
Cost of goods sold, exclusive of items shown separately below	568,356	570,384	601,232
Selling, general and administrative	52,475	58,215	56,339
Depreciation	53,285	49,704	45,422
Amortization	1,243	1,269	1,325
Restructuring and impairment	15,069	278	(4,915)

Operating income	22,402	34,493	35,589
Other expense :
Interest expense, net	31,585	30,573	38,768
Amortization of deferred financing costs	2,063	2,065	1,678
Loss on early extinguishment of debt	—	—	1,498
Other, net	(711)	277	742

Income (loss) before income taxes	(10,535)	1,578	(7,097)
Income tax provision	4,938	(6,853)	18,514

(Loss) income from continuing operations	(15,473)	8,431	(25,611)
Income from discontinued operations, net of tax	—	—	9,475
Gain on disposition of discontinued operations, net of tax	—	—	214,085

Net (loss) income	(15,473)	8,431	197,949
Less: Accretion of Class B Senior Convertible preferred stock	7,829	7,203	6,633

Net (loss) income available to common stockholders	$(23,302)	$1,228	$191,316

See accompanying notes to consolidated financial statements.

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’
EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS)

					Accumulated
					Other
	Common	Common	Paid in	Accumulated	Comprehensive
	Stock Shares	Stock	Capital	Deficit	Income (Loss)	Total
	(In thousands, except share amounts)

Balance at December 31, 2005	28,874,509	$289	$1,969,175	$(2,127,418)	$2,323	$(155,631)
Cumulative effect of adoption of SAB No. 108, net of taxes of $112	—	—	—	(8,628)	—	(8,628)
Comprehensive income:
Net income	—	—	—	197,949	—	197,949
Change in fair value of derivatives, net of taxes of $0	—	—	—	—	34	34
Foreign currency translation, net of taxes of $0	—	—	—	—	4,248	4,248

Total comprehensive income						202,231

Accretion of Class B Senior Convertible preferred stock			(6,633)	—		(6,633)
Stock compensation expense	—	—	1,505	—	—	1,505

Balance at December 31, 2006	28,874,509	289	1,964,047	(1,938,097)	6,605	32,844
Cumulative effect of adoption of FIN 48	—	—	—	(10,213)		(10,213)
Comprehensive income:
Net income	—	—	—	8,431	—	8,431
Change in fair value of derivatives, net of taxes of $0	—	—	—	—	241	241
Foreign currency translation, net of taxes of $0	—	—	—	—	(44)	(44)

Total comprehensive income						8,628

Accretion of Class B Senior Convertible preferred stock	—	—	(7,203)	—	—	(7,203)
Stock compensation expense	—	—	2,085	—	—	2,085

Balance at December 31, 2007	28,874,509	289	1,958,929	(1,939,879)	6,802	26,141
Comprehensive loss:
Net loss	—	—	—	(15,473)	—	(15,473)
Change in fair value of derivatives, net of taxes of $0	—	—	—	—	(2,872)	(2,872)

Total comprehensive loss						(18,345)

Accretion of Class B Senior Convertible preferred stock	—	—	(7,829)	—	—	(7,829)
Stock compensation expense	—	—	615	—	—	615

Balance at December 31, 2008	$28,874,509	$289	$1,951,715	$1,955,352)	$3,930	$582

Accumulated other comprehensive income at December 31, 2008 and 2007 includes the following:

	2008	2007

Foreign currency translation	$6,452	$6,452
Unrecognized gain on derivatives	(2,522)	350

	$3,930	$6,802

See accompanying notes to consolidated financial statements.

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2008	2007	2006
	(In thousands)

Cash flows from operating activities:
Net (loss) income	$(15,473)	$8,431	$197,949
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	54,528	50,973	49,229
Accretion of Class A Junior preferred stock dividends	6,880	6,510	6,160
Impairment of assets	5,558	—	438
Amortization of preferred stock discount	2,890	2,377	1,894
Amortization of deferred financing costs	2,063	2,065	1,678
Loss (gain) on sale of property, plant and equipment	671	967	(5,200)
Non-cash stock option compensation charge	615	2,085	1,505
Deferred taxes	(2,822)	(1,121)	(404)
Non-cash impact of exchange rates	(631)	595	—
Gain on sale of discontinued operations, net of tax	—	—	(214,085)
Non-cash portion of loss on early extinguishment of debt	—	—	1,313
Change in assets and liabilities:
Accounts receivable	38,762	(3,831)	(18,401)
Inventories	10,639	4,127	(6,664)
Prepaid expenses and other	(1,456)	4,114	(6,756)
Accounts payable	(38,097)	(2,345)	(13,251)
Accrued and other liabilities	(13,096)	(12,523)	325
Income taxes payable	2,707	1,370	2,432

Net cash provided by (used in) operating activities	53,738	63,794	(1,838)
Cash flows from investing activities:
Capital expenditures	(48,925)	(37,197)	(55,940)
Proceeds from disposals of property, plant and equipment	663	205	21,831
Net proceeds from disposal of business	—	—	307,927

Net cash (used in) provided by investing activities	(48,262)	(36,992)	273,818
Cash flows from financing activities:
Proceeds from borrowing under credit facilities	20,000	—	—
Repayment of amounts due under credit facilities	(4,500)	—	(262,350)
Repayment of other long-term and capital lease obligations	(1,925)	(754)	(4,865)
Financing and other fees	—	—	(3,331)

Net cash provided by (used in) financing activities	13,575	(754)	(270,546)
Effect of exchange rate changes on cash and cash equivalents	—	—	597

Net change in cash and cash equivalents	19,051	26,048	2,031
Cash and cash equivalents, beginning of year	64,002	37,954	35,923

Cash and cash equivalents, end of year	$83,053	$64,002	$37,954

Supplemental cash flow information:
Interest paid	$22,152	$21,585	$36,393

Income taxes paid, net	$6,400	$7,804	$7,696

Significant non-cash investing and financing activities:
Capital lease	$—	$—	$11,594

See accompanying notes to consolidated financial statements.

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands)

1.	Summary of Significant Accounting Policies

Viasystems Group, Inc., a Delaware corporation (“Viasystems”) was formed on August 28, 1996. Viasystems is a holding company whose only significant asset is stock of its wholly owned subsidiary, Viasystems, Inc. On April 10, 1997, Viasystems contributed to Viasystems, Inc. all of the capital of its then existing subsidiaries. Prior to the contribution of capital by Viasystems, Viasystems, Inc. had no operations of its own. Viasystems relies on distributions from Viasystems, Inc. for cash. Moreover, the 2006 Credit Agreement and the indentures governing Viasystems, Inc.’s Senior Subordinated Notes each contain restrictions on Viasystems Inc.’s ability to pay dividends to Viasystems. Viasystems, together with Viasystems, Inc. and its subsidiaries, is herein referred to as “Viasystems Group.”

Nature of Business

Viasystems Group is a leading worldwide provider of complex multi-layer printed circuit boards and electro-mechanical solutions. Viasystems Group’s products are used in a wide range of applications, including automotive dash panels and control modules, data networking equipment, telecommunications switching equipment, and complex medical and technical instruments.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Viasystems and Viasystems, Inc.. All intercompany accounts and transactions have been eliminated in consolidation. On May 1, 2006, Viasystems Group sold its wire harness business. The results of operations of the disposed wire harness business are classified as discontinued operations for all periods presented. The consolidated statements of cash flows include the cash flows of the wire harness business for all periods presented. These notes to the consolidated financial statements are presented on a continuing operations basis, except where otherwise indicated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States (“U.S.”) requires management to make estimates and assumptions that affect i) the reported amounts of assets and liabilities, ii) the disclosure of contingent assets and liabilities at the date of the financial statements and iii) the reported amounts of revenues and expenses during the reporting period.

Estimates and assumptions are used in accounting for the following significant matters, among others:

•	allowances for doubtful accounts;

•	inventory valuation;

•	fair value of derivative instruments and related hedged items;

•	useful lives of property, plant, equipment and intangible assets;

•	long-lived and intangible asset impairments;

•	restructuring charges;

•	warranty and product returns allowances;

•	deferred compensation agreements;

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	tax related items;

•	contingencies; and

•	fair value of options granted under Viasystems Group’s stock-based compensation plan.

Actual results may differ from previously estimated amounts, and such differences may be material to Viasystems Group’s consolidated financial statements. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period in which the revision is made. Viasystems Group does not consider as material any revisions made to estimates or assumptions during the periods presented in the accompanying consolidated financial statements.

Cash and Cash Equivalents

Viasystems Group considers short-term highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable and Concentration of Credit Risk

Accounts receivable balances represent customer trade receivables generated from Viasystems Group’s operations. To reduce the potential for credit risk, Viasystems Group evaluates the collectibility of customer balances based on a combination of factors but does not generally require significant collateral. Viasystems Group regularly analyzes significant customer balances, and when it becomes evident a specific customer will be unable to meet its financial obligations to Viasystems Group for reasons including, but not limited to, bankruptcy filings or deterioration in the customer’s operating results or financial position, a specific allowance for doubtful accounts is recorded to reduce the related receivable to the amount that is believed reasonably collectible. Viasystems Group also records an allowance for doubtful accounts for all other customers based on a variety of factors, including the length of time the receivables are past due, historical experience and current economic conditions. If circumstances related to specific customers change, estimates of the recoverability of receivables could be further adjusted.

The provision for bad debts is included in selling, general and administrative expense. Account balances are charged off against the allowance when Viasystems Group believes it is probable the receivable will not be recovered.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. Cost includes raw materials, labor and manufacturing overhead.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Repairs and maintenance that do not extend the useful life of an asset are charged to expense as incurred. The useful lives of leasehold improvements are the lesser of the remaining lease term or the useful life of the improvement. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and any resulting gains or losses are included in the operations for the period. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets as follows:

Buildings	20-50 years
Leasehold improvements	3-15 years
Machinery, equipment, systems and other	3-10 years

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Impairment of Long-Lived Assets

Viasystems Group reviews intangibles assets with a finite life and other long-lived assets for impairment if facts and circumstances exist that indicate that the asset’s useful life is shorter than previously estimated or the carrying amount may not be recoverable from future operations based on undiscounted expected future cash flows. Impairment losses are recognized in operating results for the amount by which the carrying value of the asset exceeds its fair value. In addition, the remaining useful life of an impaired asset group would be reassessed and revised, if necessary.

Goodwill

Goodwill is recorded when the consideration paid for an acquisition exceeds the fair value of identifiable net tangible and identifiable intangible assets acquired. In accordance with the Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”), goodwill and other indefinite-lived intangible assets are no longer amortized but are reviewed for impairment at least annually and, if a triggering event were to occur in an interim period.

Intangible Assets

Intangible assets consist primarily of identifiable intangibles acquired. Amortization of identifiable intangible assets acquired is computed using systematic methods over the estimated useful lives of the related assets as follows:

	Life	Method

Developed technologies	15 years	Double-declining balance
Patents and trademarks	5 years	Straight-line

Impairment testing of these assets would occur if and when an indicator of impairment is identified.

Deferred Financing Costs

Deferred financing costs, consisting of fees and other expenses associated with debt financing, are amortized over the term of the related debt using the straight-line method, which approximates the effective interest method.

Product Warranties

Provisions for estimated expenses related to product warranties are made at the time products are sold. These estimates are established using historical information on the nature, frequency and average cost of warranty claims.

Environmental Costs

Accruals for environmental matters are recorded in operating expenses when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Accrued liabilities do not include claims against third parties and are not discounted. Costs related to environmental remediation are charged to expense. Other environmental costs are also charged to expense unless they increase the value of the property and/or mitigate or prevent contamination from future operations, in which event they are capitalized.

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Derivative Financial Instruments

From time to time, Viasystems Group enters into foreign exchange forward contracts to minimize the short-term impact of foreign currency fluctuations. However, there can be no assurance that these activities will eliminate or reduce foreign currency risk. The foreign exchange forward contracts are designated as cash flow hedges and are accounted for at fair value. The effective portion of the change in each cash flow hedge’s gain or loss is reported as a component of other comprehensive income (loss), net of taxes. The ineffective portion of the change in the cash flow hedge’s gain or loss is recorded in earnings at each measurement date. Gains and losses on derivative contracts are reclassified from accumulated other comprehensive income (loss) to current period earnings in the line item in which the hedged item is recorded at the time the contracts are settled.

Foreign Currency Translation

On January 1, 2007, Viasystems Group changed the functional currency for certain foreign subsidiaries from the local currency to the U.S. dollar due to a change in the way these businesses are financed, resulting in the U.S. dollar becoming the currency of the primary economic environment in which the subsidiaries operate. As a result, all foreign subsidiaries use the U.S. dollar as the functional currency effective January 1, 2007. Prior to 2007, adjustments resulting from translating the foreign currency financial statements of these subsidiaries into the U.S. dollar have been included as a separate component of accumulated other comprehensive income (loss). Upon the change of the functional currency, these subsidiaries no longer generate such translation adjustments, and such translation adjustments from prior periods will continue to remain a component of accumulated other comprehensive income (loss).

There was no translation adjustment recorded for the year ended December 31, 2008, and the net translation adjustment for the years ended December 31, 2007 and 2006, were losses of $44 (net of tax of $0) and gains of $4,248 (net of tax of $0), respectively. The 2007 amount represents an adjustment as a result of the reversal of cumulative translation adjustments required in connection with the liquidation of foreign investments. The 2006 amount was the result of currency rate changes during the year.

Also included in net income are the gains and losses arising from transactions denominated in a currency other than the functional currency of a location, the impact of remeasuring assets and liabilities of foreign subsidiaries using U.S. dollars as their functional currency, and the realized results of Viasystems Group’s foreign currency hedging activities.

Fair Value of Financial Instruments

As of January 1, 2008, Viasystems Group adopted the provisions of SFAS No. 157, Fair Value Measurements (“SFAS No. 157”) for financial assets and liabilities. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, expands disclosures about fair value measurements and established a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows: Level 1 — observable inputs such as quoted prices in active markets; Level 2 — inputs, other than quoted market prices in active markets, which are observable, either directly or indirectly; and Level 3 — valuations derived from valuation techniques in which one or more significant inputs are unobservable. In addition, SFAS No. 157 discusses valuation techniques which may be used, including the market approach, using comparable market prices; the income approach, using present value of future income or cash flow; and the cost approach, using the replacement cost of assets. Under the provisions of FASB Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157, Viasystems Group elected to defer the adoption of SFAS No. 157 until 2009 for nonfinancial assets and liabilities.

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Viasystems Group records deferred gains and losses related to cash flow hedges based on the fair value of active derivative contracts on the reporting date, as determined using a market approach (see Note 12). As quoted prices in active markets are not available for identical contracts, Level 2 inputs are used to determine fair value. These inputs include quotes for similar but not identical derivative contracts and market interest rates which are corroborated with publicly available market information. Upon adoption of SFAS No. 157, Level 3 inputs were used to determine the opening fair value of Viasystems Group’s active derivative contracts. Subsequently, Viasystems Group was able to corroborate the fair value using Level 2 inputs. As a result, Viasystems Group has reclassified all of its derivative contracts which were active as of January 1, 2008, to Level 2.

Viasystems Group’s financial instruments consist of cash equivalents, accounts receivable, notes receivable, long-term debt, preferred stock and other long-term obligations. For cash equivalents, accounts receivable, notes receivable and other long-term obligations, the carrying amounts approximate fair value. The fair market values of Viasystems Group’s long-term debt, preferred stock and cash flow hedges are as follows:

	December 31,
	2008	2007

Senior Subordinated Notes due 2011	$150,000	$194,250
2006 Credit Agreement	15,500	—
Class A Junior preferred stock	115,517	106,802
Class B Senior Convertible preferred stock	90,495	82,869
Cash flow hedges	(2,522)	350

Viasystems Group determined the 2008 and 2007 fair values of the Senior Subordinated Notes due 2011 using quoted market prices for the Senior Notes. As the balance owed on the 2006 Credit Agreement bears interest at a variable rate, the carrying value of the 2006 Credit Agreement approximates its fair value. There was no balance outstanding on Viasystems Group’s 2006 Credit Agreement at December 31, 2007. Viasystems Group estimated the fair values of its preferred stock instruments to approximate the current liquidation value of each instrument.

Revenue Recognition

Revenue is recognized when all of the following criteria are satisfied: persuasive evidence of an arrangement exists; risk of loss and title transfer to the customer; the price is fixed and determinable; and collectibility is reasonably assured. Sales and related costs of goods sold are included in income when goods are shipped to the customer in accordance with the delivery terms, except in the case of vendor managed inventory arrangements, whereby sales and the related costs of goods sold are included in income when possession of goods is taken by the customer. Generally, there are no formal customer acceptance requirements or further obligations related to manufacturing services. If such requirements or obligations exist, then revenue is recognized at the time when such requirements are completed and the obligations are fulfilled. Services provided as part of the manufacturing process represent less than 10% of sales. Reserves for product returns are recorded based on historical trend rates at the time of sale.

Shipping Costs

Costs incurred by Viasystems Group to ship finished goods to its customers are included in cost of goods sold on the consolidated statements of operations.

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Income Taxes

Viasystems Group accounts for certain items of income and expense in different periods for financial reporting and income tax purposes. Provisions for deferred income taxes are made in recognition of such temporary differences, where applicable. A valuation allowance is established against deferred tax assets unless Viasystems Group believes it is more likely than not that the benefit will be realized.

Viasystems Group adopted Financial Accounting Standard Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109 (“FIN 48”) as of the beginning of its 2007 fiscal year. This interpretation clarifies what criteria must be met prior to recognition of the financial statement benefit, in accordance with SFAS No. 109, Accounting for Income Taxes, of a position taken in a tax return.

Prior to adopting FIN 48, Viasystems Group’s policy was to establish reserves that reflected the probable outcome of known tax contingencies. Favorable resolution was recognized as a reduction to the effective income tax rate in the period of resolution. As compared to a contingency approach, FIN 48 is based on a benefit recognition model. Provided that the tax position is deemed more likely than not of being sustained, FIN 48 permits a company to recognize the largest amount of tax benefit that is more than 50 percent likely of being ultimately realized upon settlement. The tax position must be derecognized when it is no longer more likely than not of being sustained.

Viasystems Group recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. This policy did not change as a result of the adoption of FIN 48.

Earnings Per Share

Viasystems Group is exempt from the computation, presentation and disclosure requirements of SFAS No. 128, Earnings per Share, as it has no publicly held common stock or potential common stock.

Employee Stock-Based Compensation

Viasystems Group maintains a stock option plan (the “2003 Stock Option Plan”). On January 1, 2006, Viasystems Group adopted SFAS No. 123 (revised 2004), Share-Based Payment, (“SFAS No. 123(R)”), which requires the recognition of compensation expense for share-based awards, including stock options, based on their grant date fair values. Viasystems Group adopted SFAS No. 123(R), using the modified-prospective method. Under that method, compensation cost includes: (a) compensation expense for all share-based awards granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, Accounting for Stock-Based Compensation, and (b) compensation cost for all share-based awards granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R).

Discontinued Operations

Discontinued operations are reported in accordance with the guidance of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”). Accordingly, businesses or asset groups are reported as discontinued operations when, among other things, Viasystems Group commits to a plan to divest the business or asset group, actively begins marketing the business or asset group, and when the sale of the business or asset group is deemed probable within the next twelve months.

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reclassifications

The accompanying consolidated financial statements for prior years contain certain reclassifications to conform to the presentation used in the current period.

Adoption of Staff Accounting Bulletin No. 108

In September 2006, the Securities and Exchange Commission (“SEC”) released Staff Accounting Bulletin No. 108 Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB No. 108”). SAB No. 108 addresses how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires an entity to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. Viasystems Group adopted SAB No. 108 in the fourth quarter of 2006.

The transition provisions of SAB No. 108 permit Viasystems Group to adjust for the cumulative effect on retained earnings of immaterial errors relating to prior years. SAB No. 108 also requires the adjustment of any prior quarterly financial statement within the fiscal year of adoption for the effects of such errors on the quarters when the information is next presented. Such adjustments do not require previously filed reports with the SEC to be amended.

In 2006, Viasystems Group identified certain errors in previously reported financial statements, which were evaluated under the criteria of SAB No. 108. The following table summarizes the items and amounts, net of tax where applicable, of the cumulative effect adjustment resulting in the increase to accumulated deficit.

Nature of Adjustment	Amount

Lease termination	$4,139
Impaired long-lived assets	2,205
Lifetime medical benefits	1,124
Accrued vacation	1,160

$8,628

These amounts have been evaluated on a qualitative and quantitative basis, both individually and in the aggregate, and were not deemed material to any prior years under the income statement approach. However, in connection with the adoption of SAB No. 108, Viasystems Group has corrected these errors because these amounts have been deemed material using the balance sheet approach. Accordingly, Viasystems Group recognized a cumulative effect adjustment to accumulated deficit as of January 1, 2006, totaling $8,628 (net of a tax benefit of $112).

Recently Issued Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS No. 141(R)”). SFAS No. 141(R) changes the accounting for business combinations in a number of areas including the treatment of contingent consideration, pre-acquisition contingencies, transaction costs, in-process research and development and restructuring costs. In addition, under SFAS No. 141(R), changes in an acquired entity’s deferred tax assets and uncertain tax positions after the measurement period will impact income tax expense. SFAS No. 141(R) is effective beginning in fiscal year 2009. This standard will change Viasystems Group’s accounting treatment for business combinations on a prospective basis, when adopted.

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (“SFAS No. 161”). SFAS No. 161 requires enhanced disclosures about an entity’s derivative and hedging activities. Entities will be required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedge items are accounted for under SFAS No. 133 and its related interpretations; and (c) how derivative instruments and related hedge items affect an entity’s financial position, financial performance and cash flows. Viasystems Group is required to adopt SFAS No. 161 beginning in fiscal year 2009, and while it will impact our disclosures, it will not affect our results of operations or financial condition.

2.	Accounts Receivable and Concentration of Credit Risk

The allowance for doubtful accounts is included in accounts receivable, net in the accompanying consolidated balance sheets.

The activity in the allowance for doubtful accounts is summarized as follows:

	2008	2007	2006

Balance, beginning of year	$2,104	$3,333	$3,678
Provision	2,341	1,269	1,039
Write-offs, credits and adjustments	(1,251)	(2,498)	(1,384)

Balance, end of year	$3,194	$2,104	$3,333

For the years ended December 31, 2008, 2007 and 2006, sales to Viasystems Group’s ten largest customers accounted for approximately 73.3%, 76.2% and 73.7% of Viasystems Group’s net sales, respectively. The table below highlights individual end customers accounting for more than ten percent of Viasystems Group’s consolidated net sales.

Customer	2008		2007		2006

Alcatel-Lucent SA(a)	16.3%		20.2%		20.8%
Continental AG(b)	13.4		(c	)	(c	)
Siemens AG(b)	(c	)	12.4		13.7
Bosch Group	11.2		10.7		10.1
General Electric Company	10.2		(c	)	(c	)

(a)	Alcatel SA and Lucent Technologies, Inc. merged during 2006. Amounts represent sales to both the individual companies prior to the merger and the combined companies after the merger.

(b)	In December 2007, Continental AG concluded the purchase of the automotive parts business unit of Siemens AG. Sales to that business unit in 2008 are included in the table for Continental AG. Sales to that business unit in 2007 and 2006 are included in the table for Siemens AG. Through its other business units, Siemens AG remains a customer.

(c)	Represents less than ten percent of consolidated net sales.

Sales to Alcatel-Lucent SA, Siemens AG and General Electric Company occurred in both the Printed Circuit Boards and Assembly segments. Sales to Continental AG and Bosch Group occurred in the Printed Circuit Boards segment.

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Inventories

The composition of inventories at December 31, is as follows:

	2008	2007

Raw materials	$26,388	$28,359
Work in process	18,488	22,588
Finished goods	25,543	30,111

Total	$70,419	$81,058

4.	Property, Plant and Equipment

The composition of property, plant and equipment at December 31, is as follows:

	2008	2007

Land and buildings	$54,885	$54,016
Machinery, equipment and systems	422,489	399,599
Leasehold improvements	40,355	38,466
Construction in progress	1,537	4,195

	519,266	496,276
Less: Accumulated depreciation	(286,525)	(252,303)

Total	$232,741	$243,973

During the year ended December 31, 2008, as a result of restructuring activities (see Note 6), Viasystems Group recorded a charge for the impairment of certain property plant and equipment of $5,558, and reduced the gross book value and accumulated depreciation of related assets by $19,593 and $14,035, respectively.

5.	Goodwill and Other Intangible Assets

The goodwill balance relates entirely to Viasystems Group’s Printed Circuit Boards segment. The balance of goodwill as of December 31, 2008 and 2007, was $79,485.

As required by the provisions of SFAS No. 142, Viasystems Group performs an annual impairment evaluation of goodwill and other indefinite lived intangible assets. In addition to performing the annual impairment tests for 2008, 2007 and 2006, Viasystems Group reviewed the goodwill balance for impairment upon the announcement of its restructuring plans (see Note 6) on November 24, 2008. No adjustments were recorded to goodwill as a result of these reviews.

The components of intangible assets subject to amortization were as follows:

	December 31, 2008			December 31, 2007
	Gross			Gross
	Carrying	Accumulated	Net Book	Carrying	Accumulated	Net Book
	Amount	Amortization	Value	Amount	Amortization	Value

Developed technologies	$20,371	$(15,200)	$5,171	$20,371	$(14,274)	$6,097
Other	2,385	(1,776)	609	2,266	(1,459)	807

Total	$22,756	$(16,976)	$5,780	$22,637	$(15,733)	$6,904

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Viasystems Group paid $119 and $256 for capitalizable patent costs during the years ended December 31, 2008 and 2007, respectively. The expected future annual amortization expense of definite-lived intangible assets for the next five fiscal years is as follows:

2009	$1,182
2010	1,101
2011	1,045
2012	971
2013	939
Thereafter	542

Total	$5,780

6.	Restructuring and Impairment

In light of the global economic downturn which began towards the end of 2008, and as part of Viasystems Group’s ongoing efforts to align capacity, overhead costs and operating expenses with market demand, Viasystems Group initiated restructuring activities during the fourth quarter of 2008. These activities are expected to be concluded during the first half of 2009, and include the shutdown of Viasystems Group’s metal fabrication facility in Milwaukee, Wisconsin, and its satellite final-assembly and distribution facility in Newberry, South Carolina (together, the “Milwaukee Facility”); as well as workforce reductions across Viasystems Group’s global operations.

The reserve for restructuring activities at December 31, 2007, was related to restructuring activities initiated during 2001 to adjust Viasystems Group’s cost position relative to anticipated levels of business. These restructuring activities were a result of the economic downturn that began in 2000 and continued into early 2003 related to many of Viasystems Group’s key telecommunication and networking customers, and the shift of production demand from high cost countries to low cost countries. These actions resulted in plant shutdowns and downsizings as well as asset impairments, which continued through 2005.

The following tables summarize changes in the reserve for the restructuring and impairment charges for the years ended December 31, 2008, 2007 and 2006:

		Year Ended December 31, 2008
	12/31/07	Charges	Reversals	Total	Cash Payments	Adjustments		12/31/08

Restructuring activities:
Personnel and severance	$349	$9,511	$—	$9,511	$(964)	$—		$8,896
Lease and other contractual commitments	4,818	—	—	—	(870)	(722	)(a)	3,226
Asset impairments	—	5,558	—	5,558	—	(5,558)		—

Total restructuring and impairment charges	$5,167	$15,069	$—	$15,069	$(1,834)	$(6,280)		$12,122

(a)	Represents $1,044 decrease due to changes in foreign currency exchange rates, net of $322 of accretion of interest on discounted restructuring liabilities.

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Year Ended December 31, 2007
	12/31/06	Charges	Reversals	Total	Cash Payments	Adjustments		12/31/07

Restructuring activities:
Personnel and severance	$596	$—	$—	$—	$(247)	$—		$349
Lease and other contractual commitments	5,471	278	—	278	(1,270)	339	(b)	4,818

Total restructuring and impairment charges	$6,067	$278	$—	$278	$(1,517)	$339		$5,167

(b)	Represents accretion of interest on discounted restructuring liabilities.

		Year Ended December 31, 2006
	12/31/05	Charges	Reversals	Total	Cash Payments	Adjustments		12/31/06

Restructuring activities:
Personnel and severance	$4,634	$—	$(1,423)	$(1,423)	$(2,615)	$—		$596
Lease and other contractual commitments	1,308	1,533	—	1,533	(2,340)	4,970	(c)	5,471
Asset impairments	—	438	(5,463)	(5,025)	—	5,025	(d)	—

Total restructuring and impairment charges	$5,942	$1,971	$(6,886)	$(4,915)	$(4,955)	$9,995		$6,067

(c)	Represents $4,139 of lease termination costs and $831 of lifetime medical benefits for former employees which were recorded as a direct charge to accumulated deficit in connection with the adoption of SAB No. 108 (see Note 1).

(d)	Represents a $5,463 gain on disposal of fixed assets, net of $438 of non-cash activity associated with asset impairment.

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The restructuring and impairment charges were determined based on formal plans approved by Viasystems Group’s management using the best information available at the time. The amounts Viasystems Group ultimately incurs may change as the balance of the plans are executed. Expected cash payout of the accrued expenses is as follows:

Year Ended December 31,	Cash Payments

2009	$9,310
2010	670
2011	666
2012	661
2013	655
Thereafter	1,430

Total	13,392
Less: Amounts representing interest	(1,270)

Restructuring liability	$12,122

2008 Restructuring and Impairment

On November 24, 2008, Viasystems Group announced plans to close its Milwaukee Facility. In addition, Viasystems Group announced other workforce reductions across its global operations. Viasystems Group estimates the total cost of these activities, including asset impairments, will approximate $22,000, with approximately $10,000 related to headcount reduction costs, $6,000 related to non-cash asset impairments, and the remainder related to lease termination and other costs. Viasystems Group expects the $22,000 of costs and charges will be incurred in the Printed Circuit Boards segment, Assembly segment and “Other” (see Note 15) in the amounts of $10,000, $1,000 and $11,000, respectively.

For the year ended December 31, 2008, Viasystems Group recorded restructuring charges of $15,069 which included $9,511 related to headcount reductions and $5,558 of non-cash asset impairment charges. For the purpose of calculating the asset impairment charge, Viasystems Group determined the fair value of the related assets using the sales comparison approach. Viasystems Group expects it will incur additional restructuring charges in 2009 and 2010 totaling approximately $6,900 related primarily to lease terminations and other closure costs as it completes its restructuring plans.

2007 Restructuring and Impairment

Viasystems Group incurred $278 in restructuring and impairment charges for the year ended December 31, 2007, related to closed facilities sold late in 2006.

2006 Restructuring and Impairment

During 2006, Viasystems Group reversed $1,423 of severance accrual primarily due to early payment buyouts on employee severance obligations in Viasystems Group’s former manufacturing facility in the Netherlands. In addition, Viasystems Group recorded an impairment charge of $438 related to the write down of one of the former manufacturing properties held for sale in Canada, which was written down to the contracted selling price, less the cost to sell.

In 2006, Viasystems Group sold its previously closed facilities in the U.S., Canada and the Netherlands for net cash proceeds of approximately $21,809, resulting in a net gain of $5,463 which is included in restructuring and impairment on the consolidated statements of operations. Viasystems

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Group has no continuing interest in any of these properties except in connection with one U.S. facility, where Viasystems Group was required to relocate a maintenance structure on the property. At December 31, 2008, Viasystems Group has placed $303 in escrow, which is included in restricted cash, pending the final resolution of the related obligations.

7.	Accrued and Other Liabilities

The composition of accrued and other liabilities at December 31, is as follows:

	2008	2007

Accrued payroll and related costs	$12,130	$17,910
Accrued interest	9,919	9,698
Accrued restructuring costs — current	9,310	990
Accrued other	19,473	31,315

Total	$50,832	$59,913

8.	Long-Term Debt

The composition of long-term debt at December 31, is as follows:

	2008	2007

Senior Subordinated Notes due 2011	$200,000	$200,000
2006 Credit Agreement:
Term loan	15,500	—
Revolving credit loans	—	—
Capital leases	5,163	6,613

	220,663	206,613
Less: Current maturities	(9,617)	(1,796)

	$211,046	$204,817

The schedule of principal payments for long-term debt at December 31, 2008, is as follows:

2009	$9,617
2010	10,329
2011	200,045
2012	50
2013	55
Thereafter	567

Total	$220,663

Senior Subordinated Notes due 2011

In December 2003, Viasystems Group completed an offering of $200,000 of 10.5% Senior Subordinated Notes due 2011 (the “2011 Notes”).

Interest on the 2011 Notes is due semiannually on January 15 and July 15. Viasystems Group may redeem the 2011 Notes at any time prior to January 15, 2010, at the redemption price of 102.625%, which is inclusive of a “make-whole” premium. Subsequent to January 15, 2010, Viasystems Group may redeem the 2011 Notes at the redemption price of 100%. In the event of a

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Change in Control (as defined), Viasystems Group is required to make an offer to purchase the 2011 Notes at a redemption price of 101%, plus accrued and unpaid interest.

The indenture governing the 2011 Notes contains restrictive covenants which, among other things, limit the ability (subject to exceptions) of Viasystems, Inc. and its Guarantors (as defined) to: (a) incur additional debt; (b) pay dividends or distributions on, or redeem or repurchase, its capital stock; (c) create certain liens without securing the notes; (d) make investments; (e) engage in transactions with affiliates; (f) transfer or sell assets; (g) guarantee debt; (h) restrict dividends or other payments to Viasystems Group or any Restricted Subsidiaries (as defined); (i) consolidate, merge or transfer all or substantially all of its assets and the assets of its subsidiaries; and (j) engage in unrelated businesses.

2006 Credit Agreement

On August 17, 2006, Viasystems Group entered into a credit facility (the “2006 Credit Agreement”) with UBS AG Hong Kong Branch and UBS AG, Singapore Branch (together “UBS”). The 2006 Credit Agreement matures in August 2010 and consists of two facilities, as follows:

Facility A — Revolver/Term Loan	U.S.	$20,000
Facility B — Revolver/Letters of Credit	U.S.	$60,000

In January 2008, Viasystems Group borrowed $20,000 under Facility A, which in accordance with the original terms of the 2006 Credit Agreement was converted to a term loan, that is payable in quarterly installments through July 2010. Throughout the entire term of the 2006 Credit Agreement, Viasystems Group may borrow against Facility B as a revolving credit facility, of which up to $15 million may be used to issue letters of credit.

Borrowings under both facilities bear interest at the London Inter-Bank Offer Rate (“LIBOR”) plus 1.625% per annum. Viasystems Group is required to pay fees on issued and outstanding letters of credit at a rate of 2.0% per annum. In addition, Viasystems Group is required to pay a commitment fee of 0.67% per annum on unused revolving credit capacity on both Facility A and Facility B.

Collateral for the facilities is substantially all of Viasystems Group’s foreign assets together with pledges of the equity ownership of substantially all of Viasystems Group’s subsidiaries in Hong Kong and the Peoples’ Republic of China. Customary business covenants set limits on Viasystems Group’s ability to pay dividends, to acquire companies, to invest in joint ventures, to dispose of assets and to incur additional debt, among other customary limitations. Customary financial covenants also define a maximum Net Debt-to-EBITDA ratio (as defined), a minimum EBITDA-to-Net Interest Expense ratio (as defined) and a maximum annual limit on capital expenditures.

Fees and expenses incurred in connection with origination of Viasystems Group’s 2006 Credit Agreement were approximately $3,300, which have been deferred and are being amortized over the term of the agreement.

As of December 31, 2008, there was $15,500 outstanding under Facility A, with remaining maturities of $7,500 and $8,000 in 2009 and 2010, respectively. There was no balance outstanding under Facility A at December 31, 2007. As of December 31, 2008 and 2007, there were no borrowings outstanding under the Facility B revolving credit facility; however, Viasystems Group secured issuance of letters of credit totaling $2,750 and $5,400 under the Facility B as of December 31, 2008 and 2007, respectively. As of December 31, 2008, approximately $57,250 of the facilities was unused and available. The weighted average interest rate on outstanding borrowings during the years ended December 31, 2008 and 2007, were 4.6% and 0.0%, respectively.

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2003 Credit Agreement

On August 10, 2006, Viasystems Group terminated the then existing credit facility (the “2003 Credit Agreement”). In connection with the disposal of the wire harness business in May 2006, the term loan portion of the 2003 Credit Agreement was extinguished. In connection with the termination of the 2003 Credit Agreement, the remaining $9,902 balance outstanding under the revolver portion of the 2003 Credit Agreement was extinguished, and all security, including a guarantee by Viasystems, was released by the lender group.

During the year ended December 31, 2006, Viasystems Group recognized a loss on early extinguishment of debt of $1,498 related to i) the write-off of $1,313 unamortized deferred financing costs related to the 2003 Credit Agreement and ii) fees of $185 incurred in the facility termination.

Prior to extinguishment, the term loan bore interest, at Viasystems Group’s option, at the then effective base rate plus 3.25% or the then effective Eurocurrency rate plus 4.25%, and the revolving credit loans bore interest, at Viasystems Group’s option, at the then effective base rate plus 3.5% or the then effective Eurocurrency rate plus 4.5%. In addition, Viasystems Group paid a commitment fee equal to 0.5% on the undrawn portion of the commitments in respect of the revolving credit facility.

For the year ended December 31, 2006, the weighted average interest rate on outstanding borrowings under the 2003 Credit Agreement was 9.2%.

Capital Leases

Viasystems Group leases certain of its machinery and equipment under capital lease agreements. During 2008 and 2007, Viasystems Group entered into no new capital leases. During 2006, Viasystems Group entered into a capital lease obligation of $11,594 for certain new equipment.

9.	Commitments

Viasystems Group leases certain buildings, transportation and other equipment under capital and operating leases. As of December 31, 2008 and 2007, there was equipment held under capital leases with a cost basis of $12,007 included in property, plant and equipment. Viasystems Group recorded accumulated depreciation related to this equipment of $2,285 and $1,201 as of December 31, 2008 and 2007, respectively. Total rental expense under operating leases was $5,285, $5,115, and $5,823 for the years ended December 31, 2008, 2007 and 2006, respectively.

Future minimum lease payments under capital leases and operating leases that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 2008, are as follows:

	Capital	Operating

2009	$2,634	$5,280
2010	2,634	4,379
2011	117	2,185
2012	117	559
2013	117	372
Thereafter	819	1,415

Total	6,438	$14,190

Less: Amounts representing interest	1,275

Capital lease obligations	$5,163

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	Contingencies

Viasystems Group is a party to contracts with third party consultants, independent contractors and other service providers in which Viasystems Group has agreed to indemnify such parties against certain liabilities in connection with their performance. Based on historical experience and the likelihood that such parties will ever make a claim against Viasystems Group, in the opinion of Viasystems Group’s management, the ultimate liabilities resulting from such indemnification obligations will not have a material adverse effect on its financial condition and results of operations and cash flows.

Viasystems Group is a party to contracts and agreements with other third parties in which Viasystems Group has agreed to indemnify such parties against certain liabilities in connection with claims by unrelated parties. At December 31, 2008 and 2007, other non-current liabilities include $13,486, and $13,412 of accruals for potential claims in connection with such indemnities.

Viasystems Group’s charter provides that none of the Directors and officers of Viasystems Group bear the risk of personal liability for monetary damages for breach of fiduciary duty as a Director or officer except in cases where the action involves a breach of the duty of loyalty, acts in bad faith or intentional misconduct, the unlawful paying of dividends or repurchasing of capital stock, or transactions from which the Director or officer derived improper personal benefits.

Viasystems Group is subject to various lawsuits and claims with respect to such matters as product liability, product development and other actions arising in the normal course of business. In the opinion of Viasystems Group’s management, the ultimate liabilities resulting from such lawsuits and claims will not have a material adverse effect on Viasystems Group’s financial condition and results of operations and cash flows.

11.	Income Taxes

Viasystems Group accounts for income taxes in accordance with the provisions of SFAS No. 109, Accounting for Income Taxes. The income tax provision for the years ended December 31, 2008, 2007 and 2006, consists of the following:

	2008	2007	2006

Current:
Federal	$17	$(316)	$(49)
State	27	22	—
Foreign	7,716	(5,237)	18,966

	7,760	(5,531)	18,917
Deferred:
Federal	—	—	—
State	—	—	—
Foreign	(2,822)	(1,322)	(403)

	(2,822)	(1,322)	(403)

Total	$4,938	$(6,853)	$18,514

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A reconciliation between the income tax provision at the federal statutory income tax rate and at the effective tax rate, for the years ended December 31, 2008, 2007 and 2006, is summarized below:

	2008	2007	2006

U.S. Federal statutory rate	$(3,687)	$552	$(1,464)
State taxes, net of federal benefit	27	2	9
Non — deductible items	13,559	9,739	1,521
Foreign tax rate differences	(3,043)	(3,125)	10,341
AMT rate difference	1,880	(1,073)	—
Change in the valuation allowance for deferred tax assets, net	(623)	(2,797)	7,250
Tax reserve adjustments	(900)	(8,763)	—
Foreign dividend reinvestment tax credit	—	(3,223)	—
Foreign tax law changes	(2,280)	1,674	—
Other	5	161	857

	$4,938	$(6,853)	$18,514

The tax effects of significant temporary differences representing deferred tax assets and liabilities at December 31, 2008 and 2007, are as follows:

	2008	2007

Deferred tax assets:
Net operating loss carryforwards	$345,829	$340,771
Capital loss carryforwards	98,793	123,133
AMT credit carryforwards	1,508	1,508
Foreign tax credit carryforward	—	3,057
Accrued liabilities not yet deductible	11,765	14,355
Property, plant and equipment	3,290	2,651
Other	4,658	2,709

	465,843	488,184
Valuation allowance	(459,301)	(483,965)

	6,542	4,219

Deferred tax liabilities:
Intangibles	(283)	(283)
Other	(6,135)	(6,634)

	(6,418)	(6,917)

Net deferred tax assets (liabilities)	$124	$(2,698)

The domestic and foreign (loss) income before income tax provision are as follows:

	Year Ended December 31,
	2008	2007	2006

Domestic	$(18,870)	$(9,168)	$1,945
Foreign	8,335	10,746	(9,042)

	$(10,535)	$1,578	$(7,097)

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2008, Viasystems Group had the following net operating loss (“NOL”) carryforwards: $757,321 in the U.S., $7,053 in China, $123,963 in Luxembourg, $27,783 in Canada, $5,552 in Hong Kong, $1,525 in the U.K., and $36,740 in the Netherlands. The U.S. NOLs expire in 2021 through 2028 and the Canada NOLs expire in 2009 through 2013. All other NOLs carry forward indefinitely. Canada has a capital loss of $323,917 that will carry forward indefinitely.

In connection with Viasystems Group’s reorganization under Chapter 11 completed on January 31, 2003, Viasystems Group believes more than a 50% change in ownership occurred under Section 382 of the Internal Revenue Code of 1986, as amended, and regulations issued thereunder. As a consequence, the utilization of the U.S. NOLs is limited to approximately $19,700 per year (except to the extent Viasystems Group recognizes certain gains built in at the time of the ownership change), with any unused portion carried over to succeeding years. Any NOLs not utilized in a year can be carried over to succeeding years.

Viasystems Group has a tax holiday in China, covering certain of Viasystems Group’s subsidiaries, that allows a two — year tax exemption and three — year 50% reduction in the tax rate. If not for such tax holiday, Viasystems Group would have had $1,935, $338 and $696 of additional income tax expense for December 31, 2008, 2007 and 2006, respectively, based on the applicable tax rates ranging from 12% to 27%.

Uncertain Tax Positions

Viasystems Group adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109 (“FIN 48”), on January 1, 2007. As a result of the adoption of FIN 48, Viasystems Group recorded a $10,213 increase in the net liability for unrecognized tax positions, which was recorded as a cumulative effect adjustment to the opening balance of accumulated deficit on January 1, 2007. The total amount of unrecognized tax benefits included in the consolidated balance sheets at December 31, 2008 and 2007, were $17,753 and $19,399, respectively. The liability for unrecognized tax benefits decreased by $1,646 from December 31, 2007, to December 31, 2008. The decrease was due to the settlement of prior uncertain tax positions partially offset by additional provisions related to tax positions taken in the current period, and interest and penalties related to positions taken in prior periods. The settlement of prior uncertain tax positions resulted in a $1,421 payment and a $4,331 reversal in the liability for uncertain tax positions. Included in the December 31, 2008, balance was $17,753 of unrecognized tax positions that, if recognized, would affect the effective tax rate. Viasystems Group is in discussions with various taxing authorities on several open tax positions, and it is possible that the amount of the liability for unrecognized tax benefits could change during the next year. Viasystems Group currently estimates approximately $1,600 of the liability for uncertain tax positions could be settled in the next twelve months and has classified this as current.

The current portion of Viasystems Group’s unrecognized tax benefits is presented in the consolidated balance sheets within accrued income taxes payable, and the amount expected to be settled after one year is recorded in other non — current liabilities. At December 31, 2008 and 2007, other non — current liabilities include $16,153 and $17,409 of long — term accrued taxes, respectively, related to the liability for unrecognized tax benefits.

Viasystems Group classifies income tax — related interest and penalties as a component of income tax expense. At December 31, 2008, the total unrecognized tax benefit in the consolidated balance sheet included a liability of $4,109 related to accrued interest and penalties on unrecognized tax benefits. For the year ended December 31, 2008, the income tax provision included in Viasystems Group’s consolidated statement of operations included a net $180 benefit related to interest and

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

penalties on unrecognized tax benefits which included a $1,521 reversal of the liability related to a prior uncertain tax position.

As of December 31, 2008, Viasystems Group is subject to U.S. federal income tax examinations for all tax years from 1996 forward, and to non — U.S. income tax examinations generally for the tax year’s 2000 through 2007. In addition, Viasystems Group is subject to state and local income tax examinations generally for the tax year’s 2000 through 2007.

Following is a reconciliation of Viasystems Group’s total gross unrecognized tax benefits, exclusively related interest and penalties, for the year ended December 31, 2008.

Balance at December 31, 2007	$14,717
Tax positions related to current year:
Additions	2,470
Reductions	—
Tax positions related to prior years:
Additions	—
Reductions	(2,500)
Settlements	(1,043)
Lapses in statutes of limitations	—

Balance at December 31, 2008	$13,644

12.	Derivative Financial Instruments

Viasystems Group accounts for derivatives under SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“SFAS No. 149”), and SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”). These standards require recognition of all derivatives as either assets or liabilities in the balance sheet and require measurement of those instruments at fair value through adjustments to other comprehensive income, current earnings, or both, as appropriate.

Viasystems Group uses derivative instruments, primarily foreign exchange forward contracts, to manage certain of its foreign exchange rate risks. Viasystems Group’s objective is to limit potential losses in earnings or cash flows from adverse foreign currency exchange rate movements. Viasystems Group’s foreign currency exposure arises from the transacting of business in a currency that is different from the currency that Viasystems Group incurs the majority of its costs.

Viasystems Group’s decision to enter into forward purchase contracts is made after considering future use of foreign currencies, the desired foreign exchange rate sensitivity and exchange rate levels. Prior to entering into a hedge transaction, Viasystems Group formally documents the relationship between hedging instruments and hedged items, as well as the risk management objective for undertaking the various hedge transactions.

Viasystems Group’s currency forward contracts as of December 31, 2008, relate only to Chinese Renminbi (“RMB”) exchange rates, and because that currency is not freely traded outside of the People’s Republic of China, Viasystems Group’s contracts are settled in U.S. dollars by reference to changes in the value of notional quantities of RMB through the contract settlement date. Amounts received or paid at the contract settlement date are recorded in cost of goods sold at the time of settlement. For the years ended December 31, 2008 and 2007, gains of $1,197 and $77 respectively, were recorded in cost of goods sold related to settled currency forward contracts.

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, 2008, deferred losses of $2,522 (net of tax of $0) related to cash flow hedges were recorded in accrued and other liabilities and other accumulated comprehensive income on the consolidated balance sheet. At December 31, 2007, deferred gains of $350 (net of tax of $0) related to cash flow hedges were recorded in prepaid expenses and other and accumulated other comprehensive income on the consolidated balance sheet. The deferred losses and gains were measured using Level 2 inputs (see Note 1). There was no ineffectiveness recorded in earnings as of December 31, 2008.

The maximum term over which Viasystems Group hedges exposure to the exchange rate variability of future cash flows is less than one year.

The following table summarizes Viasystems Group’s derivative instrument activity at December 31, 2008:

		Weighted
		Average
		Remaining	Average
	Notional	Maturity in	Exchange
	Amount	Months	Rate

Cash flow hedges:
Chinese RMB	840,000	6.0	6.797

Deferred loss, net of tax	$2,522

13.	Stock Option Plan and Warrants

2003 Stock Option Plan

Under the 2003 Stock Option Plan, options to purchase a total of 2,777,778 of Viasystems Group’s common stock may be granted to Viasystems Group’s employees. Stock options may be granted to employees in the form of nonqualified stock options at market value, and Viasystems Group’s practice has been to grant options at the greater of a fixed exercise price of $12.63 or market value. Options granted expire 10 years after the grant date and vest one — third at the grant date, one — third on the 24 — month anniversary of the grant date and one — third on the 36 month anniversary of the grant date. At December 31, 2008, 169,378 of these shares were available for future grants.

Stock compensation expense is recognized over the requisite service period for each award, and recorded in the consolidated statements of operations as follows:

	2008	2007	2006

Cost of goods sold	$91	$217	$22
Selling, general and administrative	524	1,868	1,378

	$615	$2,085	$1,400

At December 31, 2008, unrecognized compensation expense totaled approximately $1,198 and will be recognized over a weighted average period of approximately 9 months.

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The fair value of each option grant is estimated on the date of the grant using the Black — Scholes option — pricing model using the following assumptions:

	2008	2007	2006

Expected life of options	5 years	5 years	5 years
Risk — free interest rate	2.71%	4.02% to 4.76%	4.66% to 5.13%
Expected volatility of stock	52%	54% to 64%	50%
Expected dividend yield	None	None	None

The weighted average grant date fair value of options granted was $6.13 for 2008, $6.44 for 2007 and $6.24 for 2006.

Presented below is a summary of stock option plan’s activity for the years and as of the dates shown:

	2008		2007		2006
		Exercise		Exercise		Exercise
	Options	Price(1)	Options	Price(1)	Options	Price(1)

Beginning balance	2,765,600	$12.63	2,568,400	$12.63	2,698,800	$12.63
Granted	12,000	12.63	475,000	12.63	81,600	12.63
Exercised	—	—	—	—	—	—
Forfeited	(169,200)	12.63	(277,800)	12.63	(212,000)	12.63

Ending balance	2,608,400	$12.63	2,765,600	$12.63	2,568,400	$12.63

Exercisable at year end	2,313,185	$12.63	2,349,713	$12.63	2,294,053	$12.63

(1)	Weighted average.

As of December 31, 2008, the weighted average remaining contractual life of outstanding options was 5.2 years, and the weighted average remaining contractual life of exercisable options was 4.8 years.

2003 Warrants

On January 31, 2003, Viasystems Group authorized warrants to purchase 1,436,171 shares of common stock for certain pre — petition holders of the Series B preferred stock interest and to pre — petition unsecured creditors. As of December 31, 2008 and 2007, 1,378,226 warrants were issued and outstanding. Each warrant allows the holder to purchase one share of common stock at an exercise price of $25.51 per share. The warrants are immediately exercisable and expire on January 31, 2010. No warrants have been exercised to date.

Viasystems Group estimated the fair value at the date of issue of the 1,436,171 warrants to be $6,965 using the Black — Scholes formula assuming no dividends, a risk — free interest rate of 4.01%, expected volatility of 50%, and expected warrant life of seven years. Because Viasystems Group has no obligation to settle the warrants by any means other than through the issuance of shares of its common stock, Viasystems Group has included the fair value of the warrants as a component of shareholders’ equity.

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	Preferred Stock

Mandatory Redeemable Class A Junior Preferred Stock

There are 1,500,000 shares of Class A Junior Preferred Stock (the “Class A Preferred”) authorized, of which 903,233 were issued and outstanding at December 31, 2008 and 2007. Par value of the stock is $.01 per share. Dividends accrue semi — annually on June 30 and December 31, commencing on January 1, 2004. Dividends are cumulative and accrue at an annual rate of 1.0% on the Liquidation Preference ($100 per share plus accrued, but unpaid dividends) per share per annum from January 1, 2004 to December 31, 2004, 3.0% on the Liquidation Preference per share per annum from January 1, 2005 to December 31, 2005, 5.0% on the Liquidation Preference per share per annum from January 1, 2006 to December 31, 2006, 8.0% on the Liquidation Preference per share per annum from January 1, 2007 to January 31, 2013, and 14.0% on the Liquidation Preference per share per annum beginning February 1, 2013, until the redemption completion date.

The Class A Preferred is classified as a liability under the provisions of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS No. 150”). The recorded balance in Viasystems Group’s financial statements is the present value of the redemption amount of securities. When issued, the future value of the securities resulted in the discount of $37,930 from the face amount of $120,100. Upon completion of the October 7, 2004, exchange of Class A Preferred, the discount was reduced by $9,900. The discount, recorded as interest expense, is being amortized to the maturity of Class A Preferred, January 31, 2013. All dividends are recorded as interest expense using the weighted average interest rate of all dividends to be paid over such term. A total of $9,770, $8,887 and $8,054 was recorded as interest expense during the years ended December 31, 2008, 2007 and 2006, respectively.

At Viasystems’ option, the Class A Preferred is redeemable at any time, at 100% of the then effective Liquidation Preference per share, together with, without duplication, accrued and unpaid dividends to the date of redemption. At January 31, 2013, the Class A Preferred is subject to mandatory redemption at a price equal to 100% of the then effective Liquidation Preference, together with, without duplication, accrued and unpaid dividends to the date of redemption.

Redeemable Class B Senior Convertible Preferred Stock

At December 31, 2008, 4,500,000 shares were authorized as Class B Senior Convertible Preferred Stock (the “Class B Preferred”), of which 4,255,546 shares were issued and outstanding. Par value of the stock is $.01 per share. Dividends accrue semi — annually on June 30 and December 31, commencing on June 20, 2003. Dividends are cumulative and accrue at an annual rate of 9.0% on the Liquidation Preference ($12.63 per share plus accrued, but unpaid dividends) prior to January 31, 2013 and at an annual rate of 14.0% on the Liquidation Preference per share per annum beginning February 1, 2013, until the redemption completion date. The 2006 Credit Agreement prohibits the payment of cash dividends.

The Class B Preferred is convertible at the option of the holder into common stock. The number of common shares received in a conversion is calculated based on the accumulated liquidation preference of the preferred stock being converted, divided by a conversion price of $12.63 per share.

The Class B Preferred is classified as temporary equity. In 2003, as part of Viasystems Group’s reorganization under Chapter 11, a payment of $1,072 was paid to investors in connection with issuance of the Class B Preferred. As a result, the investors’ effective conversion price was lower than the fair value of Viasystems Group’s common stock at the commitment date, which created a beneficial conversion factor (“BCF”) of $1,081. Both the payment to investors and BCF were capitalized to reduce the face value of the Class B Preferred and are being amortized over ten years.

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On January 31, 2013, the Class B Preferred is subject to mandatory redemption at a price equal to the Liquidation Preference, together with, without duplication, accrued and unpaid dividends to the date of redemption.

Viasystems Group recorded increases to the Class A and Class B Preferred Stock as follows to reflect accretion of dividends and amortization of the discount and BCF:

	Class A Preferred		Class B Preferred
	Shares	$ Amount	Shares	$ Amount

Balance at December 31, 2006	903,233	$89,439	4,255,546	$74,780
Accretion and amortization	—	8,887	—	7,203

Balance at December 31, 2007	903,233	98,326	4,255,546	81,983
Accretion and amortization	—	9,770	—	7,829

Balance as of December 31, 2008	903,233	$108,096	4,255,546	$89,812

As of December 31, 2008, the aggregate cumulative preferred dividends in arrears for the Class A and Class B Preferred was $25,193 and $29,024, respectively.

15.	Business Segment Information

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS No. 131”), establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker or decision making group in deciding how to allocate resources and in assessing performance.

On May 1, 2006, Viasystems Group completed the sale of its wire harness business, which was accounted for as a discontinued operation in accordance with SFAS No. 144. In connection with the disposal of the wire harness business, Viasystems Group reevaluated its operating segments based on the application of SFAS No. 131, and identified two segments: (i) Printed Circuit Boards and (ii) Assembly.

The Printed Circuit Boards segment consists of Viasystems Group’s printed circuit board manufacturing facilities located in China. These facilities manufacture double-sided and multi-layer printed circuit boards and backpanels. The Assembly segment consists of assembly operations including backpanel assembly, printed circuit board assembly, cable assembly, custom enclosures, and full system assembly and testing. The assembly operations are conducted in manufacturing facilities in China and Mexico. The individual facilities have been aggregated into two segments — Printed Circuit Boards and Assembly — which represent Viasystems Group’s reportable segments.

The assets and liabilities of Viasystems Group’s corporate headquarters, and the assets, liabilities and operating results of its closed Printed Circuit Boards and Assembly operations, are reported in “Other.” Operating expenses of Viasystems Group’s corporate headquarters are allocated to the Printed Circuit Boards and Assembly segments. During 2008, Viasystems Group refined its methodology for allocating operating expenses of Viasystems Group’s corporate headquarters to its segments to better reflect the efforts undertaken to support each segment. Previously these costs were allocated based solely on each segment’s percentage of total net sales. Inter-segment sales are eliminated in consolidation. The accounting policies of the segments are the same as those described in Note 1.

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During 2009, the Company’s Milwaukee Facility was closed, and the Company began to report the assets, liabilities and operating results of the Milwaukee Facility in “Other.” Previously the operating results of the Milwaukee Facility were reported in the Assembly segment. For all periods presented, segment results have been reclassified for comparison purposes to reflect the assets, liabilities and operating results of the Milwaukee Facility in “Other,” and the refined methodology for allocating operating expenses of the Company’s Corporate headquarters to the Printed Circuit Boards and Assembly segments.

Total assets by segment are as follows:

	December 31,
	2008	2007

Total assets:
Printed Circuit Boards	$435,664	$478,690
Assembly	102,208	96,653
Other	47,366	53,086

Total assets	$585,238	$628,429

Net sales and operating income (loss) by segment are as follows:

	2008	2007	2006

Net sales to external customers:
Printed Circuit Boards	$471,386	$471,211	$489,108
Assembly	196,552	187,338	192,800
Other	44,892	55,794	53,084

Total from continuing operations	$712,830	$714,343	$734,992

Intersegment sales:
Printed Circuit Boards	$18,398	$18,616	$18,083
Assembly	9	7	27
Other	1,113	2,655	7,115

Total from continuing operations	$19,520	$21,276	$25,225

Operating income (loss):
Printed Circuit Boards	$23,838	$26,078	$22,472
Assembly	8.836	8,365	7,003
Other	(10,272)	50	6,114

Total operating income (loss)	22,402	34,493	35,589
Interest expense, net	31,585	30,573	38,768
Amortization of deferred financing costs	2,063	2,065	1,678
Loss on early extinguishment of debt	—	—	1,498
Other, net	(711)	277	742

(Loss) income before income taxes	$(10,535)	$1,578	$(7,097)

For the year ended December 31, 2008, Viasystems Group recorded restructuring charges of $9,948, $702 and $4,419 in the Printed Circuit Boards, Assembly and “Other” segments, respectively. Of these charges, $1,690 and $3,868 were non-cash asset impairment charges in the Printed Circuit Boards and “Other” segments, respectively. No restructuring charges were incurred in the Printed

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Circuit Boards and Assembly segments in 2007 and 2006. In the “Other” segment, restructuring charges of $278, and net reversals of restructuring charges of $4,915, were recorded for 2007 and 2006, respectively.

Capital expenditures and depreciation expense by segment are as follows:

	2008	2007	2006

Capital expenditures:
Printed Circuit Boards	$42,920	$29,549	$47,012
Assembly	2,846	4,046	3,322
Other	3,159	3,602	2,567

Continuing operations	48,925	37,197	52,901
Discontinued operations	—	—	3,039

Total capital expenditures	$48,925	$37,197	$55,940

Depreciation expense:
Printed Circuit Boards	$46,362	$43,722	$39,252
Assembly	4,979	4,752	5,308
Other	2,044	1,230	862

Total depreciation expense	$53,285	$49,704	$45,422

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Net sales by country of destination are as follows:

	Year Ended December 31,
	2008	2007	2006

United States	$264,490	$263,680	$272,695
People’s Republic of China	147,638	170,579	151,317
Germany	56,951	50,167	63,265
France	29,827	40,425	42,733
Malaysia	19,844	26,121	34,561
Hungary	18,734	20,788	12,249
Mexico	18,570	12,743	17,280
Belgium	17,372	31,999	31,043
Czech Republic	16,009	15,945	11,937
Canada	14,115	9,824	5,063
United Kingdom	10,309	9,277	9,291
Singapore	9,922	6,893	8,203
Portugal	8,688	7,414	4,858
Italy	7,418	8,791	8,930
Poland	7,271	2,357	—
Spain	6,872	6,839	5,295
India	6,520	1,344	1,867
Norway	6,194	4,338	—
Japan	6,191	1,813	757
Other	39,895	23,006	53,648

Total	$712,830	$714,343	$734,992

Property, plant and equipment, net by country are as follows:

	December 31,
	2008	2007

People’s Republic of China	$225,222	$233,150
Mexico	3,571	3,722
United States	3,948	7,101

	$232,741	$243,973

16.	Discontinued Operations

On May 1, 2006, the wire harness business was sold to Electrical Components International Holdings Company, a newly formed affiliate of Francisco Partners, L.P., a private equity firm, for gross cash proceeds of $320,000. Net cash proceeds reported in the accompanying consolidated statement of cash flows for the year ended December 31, 2006, of $307,927 reflect reductions of the gross proceeds for i) cash of $2,999 on deposit in bank accounts of the disposed business on the date of the transaction, ii) a $2,419 contractual purchase price adjustment agreed and paid to the acquirer in June 2006, and iii) transaction costs of $6,655 paid in 2006 related to the disposal. One further contractual purchase price adjustment, which was accrued at the time of the disposal, was settled at approximately $2,000 during 2007.

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In the accompanying consolidated statement of operations for the year ended December 31, 2006, Viasystems Group recognized a net gain on the sale of Viasystems Group’s discontinued wire harness operations of $214,085. The gain is net of i) the carrying value of net assets disposed, ii) professional fees and other costs related to the disposal transaction, iii) actual and estimated purchase price adjustments, and iv) taxes of approximately $9,462.

For the four months ended April 30, 2006, operating results for the discontinued operations were as follows:

Net sales	$102,358

Operating income	$11,322

Income before income taxes	$11,388
Income tax provision	1,913

Net income	$9,475

17.	Retirement Plans

Viasystems Group has a defined contribution retirement savings plan (the “Retirement Plan”) covering substantially all domestic employees who meet certain eligibility requirements as to age and length of service. The Retirement Plan incorporates the salary deferral provision of Section 401(k) of the Internal Revenue Code and employees may defer up to 30% of their compensation or the annual maximum limit prescribed by the Internal Revenue Code. Viasystems Group matches a percentage of the employees’ deferrals and may contribute an additional 1% of employees’ salaries to the Retirement Plan regardless of employee deferrals. Viasystems Group may also elect to contribute an additional profit-sharing contribution to the Retirement Plan at the end of each year. Viasystems Group’s contributions to the Retirement Plan were $465, $474 and $440 for the years ended December 31, 2008, 2007 and 2006, respectively.

18.	Research and Development

Research, development and engineering expenditures for the creation and application of new products and processes were approximately $2,157, $3,397 and $2,791 for the years ended December 31, 2008, 2007 and 2006, respectively. Research and development is included in the selling, general and administrative line item on the consolidated statements of operations.

19.	Related Party Transactions

Monitoring and Oversight Agreement

Viasystems Group entered into a ten-year monitoring and oversight agreement with an affiliate of Hicks, Muse, Tate & Furst, Incorporated (“HMTF”), which controls a majority of the voting stock of Viasystems Group, effective as of January 31, 2003. The monitoring and oversight agreement obligates Viasystems Group to indemnify HMTF, its affiliates, and their respective directors, officers, controlling persons, agents and employees from and against all claims, liabilities, losses, damages, expenses and fees and disbursements of counsel related to or arising out of or in connection with the services rendered under the monitoring and oversight agreement and not resulting primarily from the bad faith, gross negligence or willful misconduct of HMTF. The consolidated statements of operations include expense of $1,500 for each of the years ended December 31, 2008, 2007 and 2006. Viasystems Group made cash payments of $1,500, $1,500, and $750 to HMTF related to these expenses during the years ended December 31, 2008, 2007 and 2006, respectively. At December 31, 2008, $1,500 is included in accrued and other liabilities for amounts due under this agreement.

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Compensation of Directors

For the years 2008 and 2007 the Chairman of the Board received an annual fee of $130 and $120, respectively. Directors (other than the Chairman) who are not executive officers received an annual fee of $35 and $30 in 2008 and 2007, respectively. In addition, each Audit Committee and Compensation Committee member received an annual fee of $12 and $10 in 2008 and 2007, respectively; and the Chairman of the Audit Committee and Compensation Committee each received an additional fee of $7 and $5 in 2008 and 2007, respectively. In addition, Directors are reimbursed for out-of-pocket expenses incurred in connection with attending meetings of the Board and its committees and receive a per diem fee of $1 for additional time spent on Viasystems Group’s business.

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2009	2008
	(Unaudited)
	(In thousands, except share data)

ASSETS
Current assets:
Cash and cash equivalents	$110,725	$83,053
Restricted cash	303	303
Accounts receivable, net	77,219	96,564
Inventories	50,202	70,419
Prepaid expenses and other	11,129	11,599

Total current assets	249,578	261,938
Property, plant and equipment, net	206,189	232,741
Goodwill	79,485	79,485
Intangible assets, net	4,943	5,780
Deferred financing costs, net	2,088	3,917
Other assets	1,380	1,377

Total assets	$543,663	$585,238

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$12,119	$9,617
Accounts payable	79,225	74,668
Accrued and other liabilities	43,352	58,535

Total current liabilities	134,696	142,820
Long-term debt, less current maturities	203,048	211,046
Other non-current liabilities	34,167	32,882
Mandatory redeemable Class A Junior preferred stock	116,055	108,096

Total liabilities	487,966	494,844
Redeemable Class B Senior Convertible preferred stock	96,154	89,812
Stockholders’ equity:
Common stock, par value $0.01 per share, 110,000,000 shares authorized; 28,874,509 shares issued and outstanding	289	289
Paid-in capital	1,946,077	1,951,715
Accumulated deficit	(1,994,160)	(1,955,352)
Accumulated other comprehensive income	7,337	3,930

Total stockholders’ equity	(40,457)	582

Total liabilities and stockholders’ equity	$543,663	$585,238

See accompanying notes to condensed consolidated financial statements.

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine Months Ended
	September 30,
	2009	2008
	(In thousands)
	(Unaudited)

Net sales	$365,085	$565,019
Operating expenses:
Cost of goods sold, exclusive of items shown separately	296,300	446,462
Selling, general and administrative	32,115	42,938
Depreciation	37,832	39,839
Amortization	900	936
Restructuring and impairment	5,153	—

Operating (loss) income	(7,215)	34,844
Other expense (income):
Interest expense, net	24,443	23,570
Amortization of deferred financing costs	1,547	1,547
Loss on early extinguishment of debt	729	—
Other, net	479	(2,028)

(Loss) income before income taxes	(34,413)	11,755
Income tax provision	4,395	7,652

Net (loss) income	$(38,808)	$4,103

Less: Accretion of Class B Senior Convertible preferred stock	6,342	5,831

Net loss available to common stockholders	$(45,150)	$(1,728)

See accompanying notes to condensed consolidated financial statements.

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 30,
	2009	2008
	(In thousands)
	(Unaudited)

Cash flows from operating activities:
Net (loss) income	$(38,808)	$4,103
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	38,732	40,775
Accretion of Class A Junior preferred stock dividends	5,415	5,124
Amortization of preferred stock discount	2,544	2,116
Amortization of deferred financing costs	1,547	1,547
Loss on early extinguishment of debt	729	—
Non-cash stock compensation expense	704	651
Non-cash impact of exchange rate changes	275	111
(Gain) loss on disposition of assets, net	(566)	569
Deferred income taxes	(1,799)	16
Change in assets and liabilities:
Accounts receivable	19,345	(3,986)
Inventories	20,217	(10,155)
Prepaid expenses and other	2,612	(2,872)
Accounts payable	4,557	(463)
Accrued and other liabilities	(11,171)	(14,738)

Net cash provided by operating activities	44,333	22,798

Cash flows from investing activities:
Capital expenditures	(14,689)	(42,623)
Proceeds from disposals of property	3,975	641

Net cash used in investing activities	(10,714)	(41,982)

Cash flows from financing activities:
Proceeds from borrowings under credit facilities	10,000	20,000
Repayment of borrowings under credit facilities	(15,500)	(3,000)
Financing fees	(447)	—

Net cash (used in) provided by financing activities	(5,947)	17,000

Net change in cash and cash equivalents	27,672	(2,184)
Cash and cash equivalents, beginning of the period	83,053	64,002

Cash and cash equivalents, end of the period	$110,725	$61,818

See accompanying notes to condensed consolidated financial statements.

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
(Unaudited)

1.	Basis of Presentation

Unaudited Interim Condensed Consolidated Financial Statements

The unaudited interim condensed consolidated financial statements of Viasystems Group, Inc., a Delaware corporation (“Viasystems”), and its subsidiaries (collectively, “Viasystems Group”) reflect all adjustments consisting only of normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of financial position and results of operations and cash flows. Viasystems Group has evaluated the effect of subsequent events through November 10, 2009, the date these financial statements were issued. The results for the nine months ended September 30, 2009, are not necessarily indicative of the results that may be expected for a full fiscal year. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2008.

Nature of Business

Viasystems, through its wholly owned subsidiary Viasystems, Inc., is a leading worldwide provider of complex multi-layer printed circuit boards and electro-mechanical solutions. Viasystems Group’s products are used in a wide range of applications, including automotive engine controls, hybrid converters, automotive electronics for navigation, safety, entertainment and anti-lock braking systems, telecommunications switching equipment, data networking equipment, computer storage equipment, wind and solar energy applications and several other complex industrial, medical and technical instruments. Viasystems is a holding company whose only significant asset is stock of Viasystems, Inc.

Principles of Consolidation

The accompanying condensed consolidated financial statements include the accounts of Viasystems. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”) requires management to make estimates and assumptions that affect i) the reported amounts of assets and liabilities, ii) the disclosure of contingent assets and liabilities at the date of the financial statements and iii) the reported amounts of revenues and expenses during the reporting period.

Estimates and assumptions are used in accounting for the following significant matters, among others:

•	allowances for doubtful accounts;

•	inventory valuation;

•	fair value of derivative instruments and related hedged items;

•	useful lives of property, plant, equipment and intangible assets;

•	long-lived and intangible asset impairments;

•	restructuring charges;

•	warranty and product returns allowances;

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	deferred compensation agreements;

•	tax related items;

•	contingencies; and

•	fair value of options granted under our stock-based compensation plan.

Actual results may differ from previously estimated amounts, and such differences may be material to Viasystems Group’s consolidated financial statements. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period in which the revision is made. As further discussed in Note 5, Viasystems Group reversed $1,676 of accrued restructuring charges in its Printed Circuit Boards segment during the quarter ended June 30, 2009, as a result of higher than anticipated employee attrition, which reduced the amount of severance costs related to involuntary headcount reductions anticipated in Viasystems Group’s 2008 Restructuring plan (defined below in Note 5).

Commitments and Contingencies

Viasystems Group is a party to contracts with third party consultants, independent contractors and other service providers in which Viasystems Group has agreed to indemnify such parties against certain liabilities in connection with their performance. Based on historical experience and the likelihood that such parties will ever make a claim against Viasystems Group, in the opinion of Viasystems Group’s management, the ultimate liabilities resulting from such indemnification obligations will not have a material adverse effect on its financial condition and results of operations and cash flows.

Viasystems Group’s charter provides that none of the Directors and officers of Viasystems Group bear the risk of personal liability for monetary damages for breach of fiduciary duty as a Director or officer except in cases where the action involves a breach of the duty of loyalty, acts in bad faith or intentional misconduct, the unlawful paying of dividends or repurchasing of capital stock, or transactions from which the Director or officer derived improper personal benefits.

Viasystems Group is subject to various lawsuits and claims with respect to such matters as product liability, product development and other actions arising in the normal course of business. In the opinion of Viasystems Group’s management, the ultimate liabilities resulting from such lawsuits and claims will not have a material adverse effect on its financial condition and results of operations and cash flows.

Earnings Per Share

Viasystems Group is exempt from the computation, presentation and disclosure requirements surrounding earnings per share as Viasystems Group has no publicly held common stock or potential common stock.

Fair Value Measurements

Viasystems Group measures the fair value of assets and liabilities using a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows: Level 1 — observable inputs such as quoted prices in active markets; Level 2 — inputs, other than quoted market prices in active markets, which are observable, either directly or indirectly; and Level 3 — valuations derived from valuation techniques in which one or more significant inputs are unobservable. In addition, Viasystems Group may use various valuation techniques, including the market approach, using

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

comparable market prices; the income approach, using present value of future income or cash flow; and the cost approach, using the replacement cost of assets.

Viasystems Group’s financial instruments consist of cash equivalents, accounts receivable, notes receivable, long-term debt, preferred stock and other long-term obligations. For cash equivalents, accounts receivable, notes receivable and other long-term obligations, the carrying amounts approximate fair value.

The estimated fair market values of Viasystems Group’s debt instruments, preferred stock and cash flow hedges are as follows:

	September 30, 2009
		Carrying
	Fair Value	Amount	Balance Sheet Classification

Senior Subordinated Notes due 2011	$197,500	$200,000	Long-term debt, less current maturities
Guangzhou 2009 Credit Facility (see Note 4)	$10,000	$10,000	Current maturities of long-term debt
Class A Junior preferred stock	$122,540	$116,055	Mandatory redeemable Class A Junior preferred stock
Class B Senior Convertible preferred stock	$96,695	$96,154	Redeemable Class B Senior Convertible preferred stock
Cash flow hedges	$885	$885	Prepaid expenses and other

	December 31, 2008
		Carrying
	Fair Value	Amount	Balance Sheet Classification

Senior Subordinated Notes due 2011	$150,000	$200,000	Long-term debt, less current maturities
2006 Credit Agreement	$15,500	$15,500	Long-term debt, including current maturities
Class A Junior preferred stock	$115,517	$108,096	Mandatory redeemable Class A Junior preferred stock
Class B Senior Convertible preferred stock	$90,495	$89,812	Redeemable Class B Senior Convertible preferred stock
Cash flow hedges	$(2,522)	$(2,522)	Accrued and other liabilities

Viasystems Group determined the fair value of the Senior Subordinated Notes due 2011 (the “2011 Notes”) using quoted market prices for the 2011 Notes. As the balance owed on the Guangzhou 2009 Credit Facility (see Note 4) and the 2006 Credit Agreement bear interest at a variable rate, the carrying value of these debt instruments approximate their fair value. Viasystems Group estimated the fair values of its preferred stock instruments to approximate the current liquidation value of each instrument. Viasystems Group determined the fair value of the cash flow hedges using a market approach and Level 2 inputs (see Note 6).

Recently Adopted Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) established, with effect from July 1, 2009, the FASB Accounting Standards CodificationTM (the “Codification”) as the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. Viasystems

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Group adopted the Codification beginning July 1, 2009, and while it impacts the way Viasystems Group refers to accounting pronouncements in its disclosures, it had no affect on Viasystems Group’s financial position, results of operations or cash flows upon adoption.

2.	Inventories

The composition of inventories is as follows:

	September 30,	December 31,
	2009	2008

Raw materials	$15,777	$26,388
Work in process	14,912	18,488
Finished goods	19,513	25,543

Total	$50,202	$70,419

Inventories are stated at the lower of cost (valued using the first-in, first-out method) or market.

3.	Property, Plant and Equipment

The composition of property, plant and equipment is as follows:

	September 30,	December 31,
	2009	2008

Land and buildings	$55,001	$54,885
Machinery, equipment and systems	428,008	422,489
Leasehold improvements	41,713	40,355
Construction in progress	835	1,537

	525,557	519,266
Less: Accumulated depreciation	(319,368)	(286,525)

Total	$206,189	$232,741

4.	Revolving Line of Credit and Long-term Debt

The composition of long-term debt is as follows:

	September 30,	December 31,
	2009	2008

Senior Subordinated Notes due 2011	$200,000	$200,000
Guangzhou 2009 Credit Facility	10,000	—
2006 Credit Agreement:
Term loans	—	15,500
Revolving credit loans	—	—
Capital leases	5,167	5,163

	215,167	220,663
Less: Current maturities	(12,119)	(9,617)

	$203,048	$211,046

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Guangzhou 2009 Credit Facility

In September 2009, Viasystems Group’s Guangzhou Termbray Electronics Technology Company Limited subsidiary consummated a 200 million Renminbi (approximately $29,300 U.S. dollars based on the exchange rate as of September 30, 2009) revolving credit facility (the “Guangzhou 2009 Credit Facility”) with China Construction Bank, Guangzhou Economic and Technical Development District Branch. The Guangzhou 2009 Credit Facility provides for borrowings denominated in Chinese Renminbi (“RMB”) and foreign currencies, including the U.S. dollar. Borrowings are secured by a mortgage lien on the buildings and land lease at Viasystems Group’s manufacturing facility in Guangzhou, China. The Guangzhou 2009 Credit Facility is renewable annually beginning June 30, 2010. Loans under the Guangzhou 2009 Credit Facility bear interest at the rate of (i) LIBOR plus a margin negotiated prior to each U.S. dollar denominated loan or (ii) the interest rate quoted by the Peoples Bank of China multiplied by 0.9 for RMB denominated loans. The Guangzhou 2009 Credit Facility has certain restrictions and other covenants that are customary for similar credit arrangements; however, there are no financial covenants contained in this facility. Viasystems Group incurred $37 of deferred financing fees related to the facility. As of September 30, 2009, $10,000 in U.S. dollar loans was outstanding under the Guangzhou 2009 Credit Facility at a rate of LIBOR plus 0.5%, and approximately $19,300 of the revolving credit facility was unused and available.

2006 Credit Agreement

In September 2009, in connection with the consummation of the Guangzhou 2009 Credit Facility, Viasystems Group provided a notice to voluntarily prepay and cancel the credit agreement that had been previously entered into as of August 17, 2006 (the “2006 Credit Agreement”) with UBS AG Hong Kong Branch and UBS AG, Singapore Branch, and repaid all outstanding amounts under that agreement. The 2006 Credit Agreement was for a term of four years and provided a $60,000 revolving credit facility and a $20,000 term loan facility. As a result of the prepayment and cancellation of the 2006 Credit Agreement, Viasystems Group recorded a loss on early extinguishment of debt of $729 in conjunction with the write-off of related unamortized deferred financing costs.

Senior Subordinated Notes due 2011

On October 27, 2009, Viasystems, Inc., Viasystems Group’s subsidiary, commenced a tender offer to purchase up to $200,000 aggregate principal amount of its outstanding Senior Subordinated Notes due 2011 (the “2011 Notes”). On October 30, 2009, Viasystems, Inc. announced that it is proposing to offer in a private placement $220,000 in aggregate principal amount of senior secured notes due 2015. The net proceeds of this offering are intended to be used to fund the tender offer to repurchase any and all of the 2011 Notes, to redeem or otherwise repurchase any 2011 Notes that remain outstanding after the expiration of the tender offer and to pay transaction fees and expenses. In connection with the proposed senior secured notes due 2015, Viasystems Group incurred financing fees of $410 during the nine months ended September 30, 2009.

5.	Restructuring and Charges

In light of the global economic downturn which began toward the end of 2008, and as part of Viasystems Group’s ongoing efforts to align capacity, overhead costs and operating expenses with market demand, Viasystems Group initiated restructuring activities during the fourth quarter of 2008 (the “2008 Restructuring”). These activities were substantially completed during the first half of 2009, and included the shutdown of Viasystems Group’s metal fabrication facility in Milwaukee, Wisconsin, and its satellite final-assembly and distribution facility in Newberry, South Carolina (together, the “Milwaukee Facility”), as well as workforce reductions across Viasystems Group’s global operations.

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The reserve for restructuring activities at September 30, 2008, primarily relates to severance requirements under foreign social plans and commitments under a long-term lease, which were incurred as part of restructuring activities initiated during 2001 (the “2001 Restructuring”). These restructuring activities were a result of the economic downturn that began in 2000 and continued into early 2003 related to many of Viasystems Group’s key telecommunication and networking customers, and the shift of production demand from high cost countries to low cost countries. These actions resulted in asset impairments, plant shutdowns and downsizings that continued through 2005.

The following tables summarize changes in the reserve for restructuring and impairment charges for the nine month periods ending September 30, 2009 and 2008.

	Nine Months Ended September 30, 2009
	Balance					Balance
	at					at
	12/31/08	Net Charges	Cash Payments	Adjustments		9/30/09

Restructuring Activities:
Personnel and severance	$8,896	$62	$(8,350)	$—		$608
Lease and other contractual commitments	3,226	5,754	(2,929)	(412	) (a)	5,639
Asset impairment	—	(663)	—	663	(b)	—

Total restructuring charges	$12,122	$5,153	$(11,279)	$251		$6,247

	Nine Months Ended September 30, 2008
	Balance					Balance
	at					at
	12/31/07	Net Charges	Cash Payments	Adjustments		9/30/08

Restructuring Activities:
Personnel and severance	$349	$—	$(16)	$—		$333
Lease and other contractual commitments	4,818	—	(1,038)	250	(a)	4,030

Total restructuring charges	$5,167	$—	$(1,054)	$250		$4,363

(a)	Represents $177 and $250 of accretion of interest on discounted restructuring liabilities for the nine months ended September 30, 2009 and 2008, respectively, net of $589 of non-cash restructuring expense incurred during the nine months ended September 30, 2009, related to the 2001 Restructuring.

(b)	Represents gains realized from disposal of assets in connection with the shutdown of the Milwaukee Facility.

For the nine months ended September 30, 2009, restructuring charges related to personnel and severance included $1,738 of charges primarily related to the closure of the Milwaukee Facility, which were substantially offset by a reversal of $1,676 of restructuring reserves in the Printed Circuit Boards segment. The reversal was a result of higher than anticipated employee attrition, which reduced the amount of severance costs related to involuntary headcount reductions anticipated in Viasystems Group’s 2008 Restructuring plan. For the nine months ended September 30, 2009, restructuring

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

charges related to leases and contractual commitments of $5,754 primarily related to lease terminations and other closure costs for the Milwaukee Facility.

Viasystems Group recorded total net restructuring charges for the nine months ended September 30, 2009, of $5,153. For the nine months ended September 30, 2009, net restructuring charges related to Viasystems Group’s closed operations were $6,763, which for purpose of segment reporting are included in “Other.” For the nine months ended September 30, 2009, restructuring charges were recorded in the Assembly segment in the amount of $66, and restructuring charges were reversed in the Printed Circuit Boards segment in the amount of $1,676.

Viasystems Group has recorded cumulative restructuring charges totaling $19,633 through September 30, 2009, related to the 2008 Restructuring, and does not expect to incur significant additional charges related to those activities. These charges include $9,573 related to personnel and severance, $4,895 of non-cash asset impairment charges and $5,165 related to lease termination and other closure costs. The charges of $19,633 were incurred in the Printed Circuit Boards and Assembly segments in the amount of $8,259 and $781, respectively, with $10,593 related to the closure of the Milwaukee Facility included in “Other”.

6.	Derivative Financial Instruments and Cash Flow Hedging Strategy

Viasystems Group’s decision to enter into foreign exchange forward contracts is made after considering future use of foreign currencies, the desired foreign exchange rate sensitivities and the foreign exchange rate environment. Prior to entering into a hedge transaction, Viasystems Group formally documents the relationship between hedging instruments to be used and the hedged items, as well as the risk management objective for undertaking the hedge transactions. The maximum term over which Viasystems Group hedges exposure to the exchange rate variability of future cash flows is generally less than one year.

Viasystems Group uses foreign exchange forward contracts that are designated and qualify as cash flow hedges, to manage certain of its foreign exchange rate risks. Viasystems Group’s objective is to limit potential losses in earnings or cash flows from adverse foreign currency exchange rate movements. Viasystems Group’s foreign currency exposure arises from the transacting of business in a currency other than the U.S. dollar, which is the currency in which Viasystems Group incurs the majority of its costs.

Viasystems Group recognizes all of its derivative contracts as either assets or liabilities in the balance sheet and measures those instruments at fair value through adjustments to other comprehensive income, current earnings, or both, as appropriate. Accumulated other comprehensive income as of September 30, 2009, and December 31, 2008, included an unrecognized gain on derivatives of $885 and an unrecognized loss on derivatives of $2,522, respectively.

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Viasystems Group records deferred gains and losses related to cash flow hedges based on the fair value of active derivative contracts on the reporting date (see Note 1). As of September 30, 2009 and 2008, all of Viasystems Group’s derivatives were in the form of RMB foreign exchange forward contracts which were designated and qualified as cash flow hedging instruments under U.S. GAAP. The following table summarizes Viasystems Group’s outstanding derivative contracts:

	September 30, 2009	December 31, 2008

Notional amount in Chinese RMB	690,000	840,000
Weighted average remaining maturity in months	5.3	6.0
Weighted average exchange rate to one U.S. Dollar	6.835	6.797
Deferred gain (loss) measured at fair value	$885	$(2,522)
Balance sheet classification of deferred gain (loss)	Prepaid expenses and other	Accrued and other liabilities

Amounts received or paid to settle foreign exchange forward contracts are recorded in cost of goods sold at the time of settlement. For the nine months ended September 30, 2009, a $1,389 loss was recorded in cost of goods sold related to the settlement of foreign exchange forward contracts. For the nine months ended September 30, 2008, a gain of $1,343 was recorded in cost of goods sold related to the settlement of foreign exchange forward contracts.

7.	Stock-based Compensation

Stock compensation expense was recorded in the condensed consolidated statements of operations as follows:

	Nine Months Ended
	September 30,
	2009	2008

Cost of goods sold	$103	$80
Selling, general and administrative	601	571

	$704	$651

The following table summarizes the stock option activity from January 1, 2009, through September 30, 2009:

		Weighted
		Average
		Exercise
	Shares	Price

Outstanding at December 31, 2008	2,608,400	$12.63
Granted	—	—
Exercised	—	—
Forfeited	(87,800)	12.63

Outstanding at September 30, 2009	2,520,600	12.63

Options exercisable at September 30, 2009	2,336,922	12.63

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

There were no options granted during the nine months ended September 30, 2009. For options granted during the nine months ended September 30, 2008, the fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model using the following assumptions.

Expected life of options	5 years
Risk free interest rate	2.71%
Expected volatility of stock	52%
Expected dividend yield	None

8.	Income Taxes

Income tax expense of $4,395 for the nine months ended September 30, 2009, relates primarily to expense from Viasystems Group’s profitable China operations and uncertain tax positions in Viasystems Group’s Asia operations, partially offset by income tax benefits recognized in Viasystems Group’s Hong Kong subsidiary. Because of the substantial net operating loss carryforwards previously existing in Viasystems Group’s U.S. and other tax jurisdictions, Viasystems Group has not recognized certain income tax benefits in such jurisdictions related to Viasystems Group’s substantial interest expense, among other expenses.

9.	Comprehensive (Loss) Income

The components of comprehensive (loss) income, net of tax, are as follows:

	Nine Months Ended
	September 30,
	2009	2008

Net (loss) income	$(38,808)	$4,103
Change in fair value of derivatives, net of tax of $0	3,407	(3,805)

Comprehensive (loss) income	$(35,401)	$298

10.	Preferred Stock

There are 1,500,000 shares of Class A Junior preferred stock (the “Class A Preferred”) authorized, of which 903,233 were issued and outstanding at September 30, 2009, and December 31, 2008. There are 4,500,000 shares of Class B Senior Convertible preferred stock (the “Class B Preferred”) authorized, of which 4,255,546 shares were issued and outstanding at September 30, 2009, and December 31, 2008. Viasystems Group recorded increases to the Class A Preferred and Class B Preferred as follows to reflect the accretion of dividends and the amortization of the original issue discount on the Class A Preferred and the accretion of dividends and amortization of the beneficial conversion factor on the Class B Preferred:

	Class A Preferred		Class B Preferred
	Shares	$ Amount	Shares	$ Amount

Balance as of December 31, 2008	903,233	$108,096	4,255,546	$89,812
Accretion and amortization	—	7,959	—	6,342

Balance as of September 30, 2009	903,233	$116,055	4,255,546	$96,154

As of September 30, 2009, the aggregate cumulative preferred dividends in arrears for the Class A Preferred and Class B Preferred was $32,219 and $42,948, respectively.

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Business Segment Information

Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker or decision making group in deciding how to allocate resources and in assessing performance. Viasystems Group operates in two segments: (i) Printed Circuit Boards and (ii) Assembly, with the assets and liabilities of Viasystems Group’s corporate headquarters and the assets, liabilities and operating results of its closed Printed Circuit Boards and Assembly operations reported as “Other.” Except for certain professional fees, operating expenses of Viasystems Group’s corporate headquarters are allocated to each segment based on a number of factors, including sales. The assets, liabilities and operating results of the Milwaukee Facility were previously reported within the Assembly segment. With the closure of the Milwaukee Facility in May 2009, Viasystems Group’s Management reclassified the assets, liabilities and operating results of the Milwaukee Facility from Assembly to “Other.” Viasystems Group’s segment results for prior periods have been reclassified for comparison purposes.

The Printed Circuit Boards segment consists of printed circuit board manufacturing facilities located in China. These facilities manufacture double-sided and multi-layer printed circuit boards and backpanels.

The Assembly segment consists of assembly operations including backpanel assembly, printed circuit board assembly, cable assembly, custom enclosures, and full system assembly and testing. The assembly operations are conducted in manufacturing facilities located in China and Mexico.

Total assets by segment are as follows:

	September 30,	December 31,
	2009	2008

Total assets:
Printed Circuit Boards	$385,770	$435,664
Assembly	95,414	102,208
Other	62,479	47,366

	$543,663	$585,238

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Net sales and operating income (loss) by segment, together with a reconciliation to (loss) income before income taxes, are as follows:

	Nine Months Ended
	September 30,
	2009	2008

Net sales to external customers:
Printed Circuit Boards	$240,460	$375,619
Assembly	110,864	153,697
Other	13,761	35,703

Total	$365,085	$565,019

Intersegment sales:
Printed Circuit Boards	$6,969	$15,401
Assembly	11	17
Other	363	1,031

Total	$7,343	$16,449

Operating income (loss):
Printed Circuit Boards	$(1,003)	$33,927
Assembly	3,905	5,329
Other	(10,117)	(4,412)

Total	(7,215)	34,844
Interest expense, net	24,443	23,570
Loss on early extinguishment of debt	729	—
Amortization of deferred financing costs	1,547	1,547
Other, net	479	(2,028)

(Loss) income before income taxes	$(34,413)	$11,755

12.	Subsequent Events

Merger Agreement between Viasystems and Merix Corporation

On October 6, 2009, Viasystems announced that it had entered into a merger agreement pursuant to which Viasystems will acquire Merix Corporation (“Merix”). Merix is a leading manufacturer of technologically advanced, multi-layer printed circuit boards with operations in the United States and China. Under the terms of the merger agreement, Viasystems will acquire all of the outstanding common stock of Merix in exchange for shares of Viasystems common stock representing approximately 12.5% of the outstanding common stock of the post-merger company. On October 6, 2009, Viasystems also entered into a note exchange agreement to purchase $68,590 of Merix’ outstanding convertible debt securities in exchange for approximately $34,908 of cash and shares of Viasystems common stock representing approximately 7.0% of the post-merger company. It is expected that upon the consummation of the merger, Viasystems’ common stock will be registered, and Merix would become a wholly owned subsidiary of Viasystem. The merger is subject to Merix’ shareholders approval, certain regulatory approvals, and certain terms and conditions contained in the merger agreement.

VIASYSTEMS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Recapitalization Agreement

On October 6, 2009, in connection with the announced merger with Merix, Viasystems and the principal holders of the Class B Preferred, Class A Preferred, and Viasystems’ common stock entered into a recapitalization agreement pursuant to which, following the consummation of the acquisition of Merix, the outstanding capitalization of Viasystems will consist solely of approximately 20 million newly issued shares of common stock. The former holders of Merix common stock will hold approximately 2.5 million shares of the newly issued common stock, the former holders of Merix convertible notes will hold approximately 1.4 million shares of the newly issued common stock, the former holders of Viasystems’ Class B Preferred will hold approximately 7.7 million shares of the newly issued common stock, the former holders of Viasystems’ Class A Preferred will hold approximately 6.0 million shares of the newly issued common stock, and Viasystems’ common stock holders will hold the remaining approximate 2.4 million of newly issued shares. The recapitalization will be effected immediately prior to, and is conditioned upon, the consummation of the Merix acquisition. The total issued an outstanding common stock of Viasystems immediately after the closing of the merger will be subject to adjustment as provided for in the merger agreement and the recapitalization agreement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Merix Corporation

We have audited the accompanying consolidated balance sheets of Merix Corporation and subsidiaries (the “Company”) as of May 30, 2009 and May 31, 2008, and the related consolidated statements of operations, statements of shareholders’ equity and comprehensive income (loss), and statements of cash flows for the years ended May 30, 2009, May 31, 2008 and May 26, 2007. Our audits of the basic financial statements included the financial statement schedule listed in the index appearing under Item 15 (a)(2). These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Merix Corporation and subsidiaries as of May 30, 2009 and May 31, 2008 and the results of its operations and its cash flows for the years ended May 30, 2009, May 31, 2008 and May 26, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 of Notes to Consolidated Financial Statements, effective May 27, 2007, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109.”

/s/ GRANT THORNTON LLP

Portland, Oregon
July 30, 2009

MERIX CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
As of May 30, 2009 and May 31, 2008

	2009	2008
	(In thousands)

ASSETS
Current assets:
Cash and cash equivalents	$17,571	$5,728
Accounts receivable, net of allowances for doubtful accounts of $1,502 and $2,252	43,285	73,153
Inventories, net	14,367	23,631
Assets held for sale	3	1,477
Deferred income taxes	160	75
Prepaid and other current assets	4,896	12,961

Total current assets	80,282	117,025
Property, plant and equipment, net of accumulated depreciation of $137,772 and $121,253	95,883	103,012
Goodwill	11,392	31,794
Definite-lived intangible assets, net of accumulated amortization of $10,324 and $8,342	6,884	8,866
Deferred income taxes, net	612	885
Assets held for sale	1,146	—
Other assets	4,471	5,859

Total assets	$200,670	$267,441

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$33,263	$59,789
Accrued liabilities	14,715	15,783

Total current liabilities	47,978	75,572
Long-term debt	78,000	70,000
Other long-term liabilities	4,234	3,522

Total liabilities	130,212	149,094

Minority interest	3,935	4,573
Commitments and Contingencies (Note 19)
Shareholders’ equity:
Preferred stock, no par value; 10,000 shares authorized; none issued	—	—
Common stock, no par value; 50,000 shares authorized; 21,781 and 21,073 issued and outstanding	217,112	215,085

Accumulated deficit	(150,622)	(101,358)
Accumulated other comprehensive income	33	47

Total shareholders’ equity	66,523	113,774

Total liabilities and shareholders’ equity	$200,670	$267,441

See accompanying Notes to Consolidated Financial Statements.

MERIX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
For the fiscal years ended May 30, 2009, May 31, 2008 and May 26, 2007

	May 30,	May 31,	May 26,
	2009	2008	2007
	(In thousands, except
	per share data)

Net sales	$287,127	$378,637	$400,496
Cost of sales	264,941	340,778	334,925

Gross profit	22,186	37,859	65,571
Operating expenses:
Engineering	2,121	1,810	1,705
Selling, general and administration	34,915	40,963	44,477
Amortization of intangible assets	1,981	2,305	2,745
Severance, asset impairment and restructuring charges	24,895	15,686	81,414

Total operating expenses	63,912	60,764	130,341

Operating loss	(41,726)	(22,905)	(64,770)
Other income (expense):
Interest income	134	793	1,378
Interest expense	(3,923)	(4,119)	(5,353)
Debt extinguishment costs	—	(476)	—
Gain on settlement of debt	—	5,094	—
Other expense, net	(528)	(1,271)	(1,019)

Total other income (expense), net	(4,317)	21	(4,994)

Loss from continuing operations before income taxes and minority interests	(46,043)	(22,884)	(69,764)
Provision for income taxes	2,628	1,502	1,412

Income (loss) from continuing operations before minority interests	(48,671)	(24,386)	(71,176)
Minority interest in net income of consolidated subsidiaries	593	1,165	739

Loss from continuing operations	(49,264)	(25,551)	(71,915)
Loss from discontinued operations, net of provision for income taxes of $0, $0 and $47, respectively	—	—	(517)

Net loss	$(49,264)	$(25,551)	$(72,432)

Basic loss per share from continuing operations	$(2.34)	$(1.22)	$(3.52)
Basic loss per share from discontinued operations	—	—	(0.03)

Basic net loss per share	$(2.34)	$(1.22)	$(3.55)

Diluted loss per share from continuing operations	$(2.34)	$(1.22)	$(3.52)
Diluted loss per share from discontinued operations	—	—	(0.03)

Diluted net loss per share	$(2.34)	$(1.22)	$(3.55)

Weighted average number of shares — basic	21,098	21,019	20,406

Weighted average number of shares — diluted	21,098	21,019	20,406

See accompanying Notes to Consolidated Financial Statements.

MERIX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME (LOSS)
For the fiscal years ended May 30, 2009, May 31, 2008 and May 26, 2007

					Accumulated
					Other
			Unearned		Comprehensive	Total
	Common Stock		Stock	Accumulated	Income	Shareholders’
	Shares	Amount	Compensation	Deficit	(Loss)	Equity
	(In thousands)

Balance at May 27, 2006	19,806	$204,831	$(1,096)	$(1,623)	$13	$202,125
Stock Plans:
Exercise of stock options	724	5,586	—	—	—	5,586
Issuance of restricted stock to employees	198	—	—	—	—	—
Share-based compensation expense	—	1,850	—	—	—	1,850
Issuance of stock under defined contribution plan	126	1,234	—	—	—	1,234
Reversal of unearned stock compensation upon adoption of SFAS No 123(R)	—	(1,096)	1,096	—	—	—
Shares repurchased, surrendered or cancelled	(10)	(71)	—	—	—	(71)
Comprehensive income:
Net loss	—	—	—	(72,432)	—	(72,432)
Change in pension cost, net of tax					17	17
Foreign currency translation adjustment, net of tax	—	—	—	—	3	3

Annual comprehensive loss						(72,412)

Effect of adoption of SFAS No. 158, net of tax	—	—	—	—	132	132

Balance at May 26, 2007	20,844	212,334	—	(74,055)	165	138,444
Effect of adoption of FIN 48	—	—	—	(1,752)	—	(1,752)
Stock Plans:
Exercise of stock options	1	2	—	—	—	2
Issuance of restricted stock to employees	139	—	—	—	—	—
Share-based compensation expense	—	1,965	—	—	—	1,965
Issuance of stock under defined contribution plan	133	873	—	—	—	873
Shares repurchased, surrendered or cancelled	(44)	(89)	—	—	—	(89)
Comprehensive income:
Net loss	—	—	—	(25,551)	—	(25,551)
Foreign currency translation adjustment, net of tax	—	—	—	—	37	37
Change in pension cost, net of tax	—	—	—	—	(155)	(155)

Annual comprehensive loss						(25,669)

Balance at May 31, 2008	21,073	215,085	—	(101,358)	47	113,774
Stock Plans:
Issuance of restricted stock to employees	26	—	—	—	—	—
Share-based compensation expense	—	1,617	—	—	—	1,617
Issuance of stock under employee stock purchase plan	750	447	—	—	—	447
Shares repurchased, surrendered or cancelled	(68)	(37)	—	—	—	(37)
Comprehensive income:
Net loss	—	—	—	(49,264)	—	(49,264)
Foreign currency translation adjustment, net of tax	—	—	—	—	(14)	(14)

Annual comprehensive loss						(49,278)

Balance at May 30, 2009	21,781	$217,112	$—	$(150,622)	$33	$66,523

See accompanying Notes to Consolidated Financial Statements.

MERIX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the fiscal years ended May 30, 2009, May 31, 2008 and May 26, 2007

	May 30,	May 31,	May 26,
	2009	2008	2007
	(In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(49,264)	$(25,551)	$(72,432)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and amortization	22,605	20,992	23,226
Contribution of common stock to defined contribution plan	—	873	1,234
Share-based compensation expense	1,617	1,965	1,850
Minority interest in net income of consolidated subsidiaries	593	1,165	739
Asset impairment charges	21,202	13,056	80,773
Accrual of lease termination liability	1,090	95	—
Debt extinguishment charges	—	476	—
Gain on settlement of debt	—	(5,094)	—
Gain on disposition of assets	(594)	(343)	—
Other non-cash (income) expense	—	236	—
Deferred income taxes	89	(485)	—
Changes in operating accounts:
(Increase) decrease in accounts receivable, net	29,843	3,672	(1,863)
(Increase) decrease in inventories, net	9,264	1,600	(847)
Increase in income taxes receivable	(10)	(23)	(295)
(Increase) decrease in other assets	8,320	(5,968)	196
Increase (decrease) in accounts payable	(20,936)	9,775	(62)
Decrease in other accrued liabilities	(2,745)	(3,318)	(6,165)
Increase (decrease) in due to affiliate, net	1,607	(1,054)	(387)

Net cash provided by operating activities	22,681	12,069	25,967
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(19,005)	(28,394)	(19,795)
Proceeds from disposal of property, plant and equipment	988	278	999
Purchases of investments	—	(12,775)	(179,025)
Proceeds from sales and maturity of securities	—	21,800	188,525

Net cash used in investing activities	(18,017)	(19,091)	(9,296)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term borrowings	40,000	—	—
Principal payments on long-term borrowings	(32,000)	(2,500)	(16,125)
Payment of deferred financing costs	(4)	(257)	—
Payments on capital lease obligations	—	(438)	(1,166)
Proceeds from exercise of stock options and stock plan transactions	447	1	5,586
Reacquisition of common stock	(34)	(89)	(71)
Distribution to minority shareholder	(1,230)	(1,142)	—

Net cash provided by (used in) financing activities	7,179	(4,425)	(11,776)

NET CHANGE IN CASH AND CASH EQUIVALENTS	11,843	(11,447)	4,895
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,728	17,175	12,280

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$17,571	$5,728	$17,175

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for income taxes, net	$1,783	$1,562	$1,413
Cash paid for interest	3,342	3,740	5,300
SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY
Issuance (reduction) of promissory note related to acquisition	$—	$—	$(3,406)
Other purchase price adjustments	—	—	(1,435)
Increase to asset retirement obligation	—	130	(74)
FIN 48 transition adjustment	—	2,906	—

See accompanying Notes to Consolidated Financial Statements.

MERIX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.	Summary of Significant Accounting Policies

Business

Merix Corporation, an Oregon corporation, was formed in March 1994. Merix is a leading global manufacturing service provider for technologically advanced printed circuit boards (PCBs) for original equipment manufacturer (OEM) customers, and their electronic manufacturing service (EMS) providers. The Company’s principal products are complex multi-layer rigid PCBs, which are the platforms used to interconnect microprocessors, integrated circuits and other components that are essential to the operation of electronic products and systems. The market segments the Company serves are primarily in commercial equipment for the communications and networking, computing and peripherals, test, industrial and medical, defense and aerospace and automotive markets. The Company’s markets are generally characterized by rapid technological change, high levels of complexity and short product life cycles, as new and technologically superior electronic equipment is continually being developed.

The Company services its customers from its headquarters in Beaverton, Oregon and North American manufacturing facilities in Forest Grove, Oregon and San Jose, California. The Company also maintains manufacturing facilities in Huiyang and Huizhou, in the People’s Republic of China (China or the PRC). The Company maintains a direct sales force located in the United States, the United Kingdom, the China, Hong Kong and Singapore.

Basis of Consolidation

The consolidated financial statements include the accounts of Merix Corporation and its wholly-owned and majority-owned subsidiaries (collectively, the Company). Except for activity related to Merix Asia, for which certain intercompany amounts cannot be eliminated as discussed below, all inter-company accounts, transactions and profits have been eliminated in consolidation.

Prior to the implementation of an enterprise resource planning (ERP) system in the first quarter of fiscal 2009, the Company’s financial reporting systems at Merix Asia were predominantly manual in nature and required significant time to process and review the transactions in order to assure the financial information is properly stated. Additionally, Merix Asia performs a complex financial consolidation of its subsidiaries prior to the Company’s final consolidation. The time required to complete Merix Asia’s consolidation, record intercompany transactions and properly report any adjustments, intervening and/or subsequent events requires the use of a one-month lag in consolidating the financial statements for Merix Asia with Merix Corporation. Inter-company transactions which occurred during these periods have been eliminated in consolidation. Inter-company balances resulting from transactions with Merix Asia during the one-month lag period have been netted and presented as a current asset or current liability on the consolidated balance sheet. The net intercompany payable included as a component of accrued liabilities totaled $1.4 million at May 30, 2009. The net intercompany receivable included as a component of prepaid and other current assets totaled $0.2 million as of May 31, 2008.

The Company currently contemplates elimination of the one-month reporting lag for Merix Asia in the first quarter of fiscal 2010.

Fiscal Year

The Company’s fiscal year consists of 52 or 53 weeks ending on the last Saturday in May. Accordingly, fiscal 2009 ended on May 30, 2009, fiscal 2008 ended on May 31, 2008 and fiscal 2007 ended on May 26, 2007 and those fiscal years were comprised of 52 weeks, 53 weeks and 52 weeks, respectively. All references to years relate to fiscal years unless otherwise noted.

MERIX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reclassifications

Certain reclassifications were made to the prior period financial statements to conform to the current period presentation, including a reclassification of certain engineering costs which are directly related to the production of goods for sale and are included in cost of sales in the consolidated statements of operations. These costs were previously included as a component of operating expenses. The impact of the reclassification on inventory balances is not material. The results of operations for fiscal year 2008 and fiscal year 2007 have been revised as shown below:

	Fiscal 2008		Fiscal 2007
	(As Reported)	(As Revised)	(As Reported)	(As Revised)

Net sales	$378,637	$378,637	$400,496	$400,496
Cost of sales	334,035	340,778	328,569	334,925

Gross profit	44,602	37,859	71,927	65,571
Gross margin	11.8%	10.0%	18.0%	16.4%
Engineering expense	8,553	1,810	8,061	1,705
Other operating expenses	58,954	58,954	128,636	128,636

Loss from operations	$(22,905)	$(22,905)	$(64,770)	$(64,770)

Segment Reporting

The Company has two reportable business segments defined by geography: North America and Asia. Operating segments are defined as components of an enterprise for which separate financial information is available and regularly reviewed by senior management. The Company’s operating segments are evidence of the internal structure of its organization. Each segment operates in the same industry with production facilities that produce similar customized products for its customers. The production facilities, sales management and chief decision-makers for all processes are managed by the same executive team. The Company’s chief operating decision maker is its Chief Executive Officer. Segment disclosures are presented to the gross profit level as this is the primary performance measure for which the segment managers are responsible. No other operating results information is provided to the chief operating decision maker for review at the segment level.

Management’s Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of net sales and expenses during the reporting period. Actual results could materially differ from those estimates. Management believes that the estimates used are reasonable. Significant estimates and judgments made by management of the Company relate to:

•	the allowance for doubtful accounts;

•	the valuation of excess and obsolete inventories and idle facilities;

•	product warranty liabilities;

•	the valuation and impairment of long-lived assets;

•	the valuation and impairment of goodwill and other intangible assets;

MERIX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	share-based compensation;

•	legal contingencies; and

•	accounting for income taxes.

Fair Value of Financial Assets and Liabilities

We estimate the fair value of our monetary assets and liabilities based upon comparison of such assets and liabilities to the current market values for instruments of a similar nature and degree of risk. Our monetary assets and liabilities include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and long-term debt. Due to their short-term nature, we estimate that the recorded value of our monetary assets and liabilities, except long-term debt as disclosed below, approximated fair value as of May 30, 2009 and May 31, 2008.

The fair market value of long-term fixed interest rate debt is subject to interest rate risk. Generally, the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise; however, the quoted market price for the Company’s debt is currently reflecting a significant risk premium. The Company’s debt trades infrequently in the open market and as such, the quoted market price is considered a Level II input in the assessment of fair value. At May 30, 2009 and May 31, 2008, respectively, the book value of our fixed rate debt and the fair value, based on open market trades proximate to the fair value measurement date, was as follows (in thousands):

	2009	2008

Book value of fixed rate debt	$70,000	$70,000

Fair value of fixed rate debt	$28,000	$38,106

Foreign Currency Translation and Foreign Currency Transactions

The consolidated financial statements of the Company’s foreign operations have been translated in a process which measures assets, liabilities and operations of a foreign entity using the functional currency of that entity. The functional currency of the foreign subsidiaries is the U.S. dollar, with the exception of the foreign sales offices, which use their respective local currencies as the functional currency.

The reporting currency of the Company and its subsidiaries is the U.S. dollar. For those foreign subsidiaries whose books of record are not maintained in their respective functional currency, remeasurement into the functional currency is required before translation into the reporting currency. Assets and liabilities are translated into U.S. dollars at exchange rates in effect at the balance sheet date and revenues and expenses are translated into the U.S. dollar at weighted average exchange rates during the period. Foreign currency translation adjustments resulting from the translation of foreign functional currency financial statements into U.S. dollars are included as a component of accumulated other comprehensive income within shareholders’ equity.

Transactions involving a currency other than the functional currency generate a gain or loss from the fluctuation of the currency relative to the functional currency and are recorded in the consolidated statements of operations during the respective period in which they occur. The Company currently does not utilize any derivative instruments to mitigate potential foreign currency transaction losses. Net foreign currency transaction losses were $0.5 million, $1.3 million and $0.7 million during fiscal 2009, 2008 and 2007, respectively, and were included as a component of other income (expense) on our consolidated statements of operations.

MERIX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash and Cash Equivalents

Cash and cash equivalents represent cash and short-term, highly liquid investments with original maturities of three months or less at the date of purchase. The carrying amounts reflected in the consolidated balance sheets for cash and cash equivalents approximate fair value due to the short maturities.

Short-Term Investments

Investments in auction rate securities are classified as available-for-sale short-term investments. Available-for-sale securities are recorded at fair value, as determined by quoted market prices, with unrealized holding gains and losses (if any), net of tax, classified as a separate component of shareholders’ equity. Upon sale of the investments, any previously unrealized holding gains or losses are recognized in the consolidated statements of operations. The specific identification method is used to determine the cost of securities sold. The Company reviews short-term investments on a periodic basis to evaluate whether such securities have experienced an other-than-temporary decline in fair value. If an other-than-temporary decline in value exists, an impairment charge is recorded within the consolidated statements of operations as the difference between the carrying value of the impaired investments and the net realizable value of the impaired investments. The Company held no short-term investments as of May 30, 2009 and May 31, 2008.

Accounts Receivable, Net

The Company makes ongoing estimates relating to the collectibility of the accounts receivable balance and the Company maintains a reserve for estimated losses resulting from the inability of the customers to make required payments. In determining the amount of the reserve, the Company considers its historical bad debt experience, ongoing credit evaluations of customers and changes in the customers’ businesses. Considerable management judgment and assumptions are necessary to identify uncollectible receivables and, accordingly, actual results could vary significantly from such estimates. If the financial condition of the Company’s customers were to deteriorate, resulting in their inability to make payments, a larger reserve might be required.

Inventories, Net

Inventories are valued at the lower of cost or market and include materials, labor and manufacturing overhead. Cost is determined by standard cost, which approximates the first-in, first-out (FIFO) basis.

Provisions for inventories are made to reduce excess inventories to their estimated net realizable values, as necessary. A change in customer demand for inventory is the primary indicator for reductions in inventory carrying values. The Company records inventory provisions based on historical experiences with customers, the ability to utilize inventory in other programs, the ability to redistribute inventory back to the suppliers and current and forecasted demand for the inventory.

The Company maintains finished goods inventories on a consignment basis at certain customer locations in the U.S. and in Asia. Consignment inventory is recorded as inventory until the product is pulled from the consignment inventories by the customer and all risks and rewards of ownership of the consignment inventory have been transferred to the customer.

Abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) are recognized as current-period charges and the allocation of fixed production overheads to the costs of conversion is based on the normal capacity of the production facilities. The Company is required to estimate the amount of idle capacity and expense amounts in the current period. During fiscal 2009

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and fiscal 2007, the Company expensed $1.2 million and $0.5 million, respectively, related to abnormally low production volumes as a component of cost of sales. There were no amounts expensed related to abnormally low production volumes and related excess capacity in fiscal 2008.

Assets Held for Sale

Assets held for sale are recorded on the Company’s balance sheet at the lower of book value or estimated fair market value, less applicable selling costs, and are no longer being depreciated. See Note 4.

Property, Plant and Equipment, Net

Property, plant and equipment are carried at cost less accumulated depreciation. Costs of improvements that significantly extend the useful life or significantly increase the capacity of assets, including major upgrades or implementations in management information systems, plus related interest and qualifying internal costs, are capitalized. Costs related to the implementation of an ERP system that met the criteria for capitalization totaled $2.9 million, $7.0 million and $5.6 million, respectively, in fiscal 2009, 2008 and 2007. Capitalized interest totaled $0.1 million, $0.3 million and $0.2 million, respectively, in fiscal 2009, 2008 and 2007. Maintenance and repair costs are charged to expense as incurred.

As property and equipment is sold or retired, the applicable cost and accumulated depreciation are eliminated from the asset accounts and any gain or loss thereon is recorded. Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the depreciable assets, which approximate up to 40 years for buildings and 3 to 10 years for machinery and equipment.

For North America, leasehold improvements are amortized over the lesser of the economic life of the asset or the contractual term of the lease. Optional renewal periods are included in the contractual term of the lease if renewal is reasonably assured at the time the asset is placed in service.

For Asia’s Huizhou facility, leasehold improvements are amortized over the economic useful life of ten years. Asia’s Huizhou facility has noncancelable operating lease agreements with lease terms ending through fiscal 2010 with no stated lease renewal options. In July 2009, the lessor indicated that it will extend the lease by one year, although no lease amendment has been finalized. However, as the lessor is the minority interest holder in the Asia subsidiary and it is reasonably assured that these lease agreements will be renewed and management has intentions to operate the leased manufacturing facilities indefinitely, the tenant improvements within the leased facilities are amortized over a period longer than the current underlying contractual lease obligations.

Asset Retirement Obligations

In accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations,” the Company recognizes the fair value of an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. The present value of the estimated asset retirement obligation is capitalized as part of the carrying amount of the long-lived asset and allocated to expense over the useful life of the asset. The liability is accreted at the end of each period through charges to operating expenses. If the asset retirement obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss upon settlement. See Note 10 for additional information.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Impairment of Long-Lived Assets

The Company’s long-lived assets to be held and used in the business are reviewed for impairment when circumstances indicate that the carrying amount may not be recoverable. When an indicator of impairment is noted, assets are evaluated for impairment at the lowest level for which cash flows are identifiable. If the sum of expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on assets to be disposed of are determined in a similar manner, except that the fair values are reduced for disposal costs. Considerable management judgment and assumptions are necessary to identify indicators of impairment and to estimate discounted future cash flows. Accordingly, actual results could vary significantly from such estimates.

Asset impairments, excluding goodwill impairments, related to continuing operations totaled $0.7 million, $12.5 million and $26.6 million, respectively, in fiscal 2009, 2008 and 2007. See Note 15 for additional information. During fiscal 2007, the Company also recorded a net $1.1 million asset impairment charge related to discontinued operations. As a result of the deteriorating economic conditions experienced during fiscal 2009, the Company performed impairment analyses for its long-lived assets. With the exception of the $0.7 million impairment charge recorded in relation to disposition of certain plant assets (see Note 15), no other long-lived assets were determined to be impaired as of May 30, 2009.

Goodwill and Identifiable Intangible Assets

Goodwill is not amortized but is instead tested for impairment at least annually or when events indicate that impairment may exist. The impairment test is a two step process. The first identifies potential impairments by comparing the fair value of a reporting unit with its book value, including goodwill and other identifiable intangible assets. If the fair value of the reporting unit exceeds the carrying amount, goodwill and other identifiable intangible assets are not impaired and the second step is not necessary. If the carrying value exceeds the fair value, the second step includes determining the implied fair value through further market research. The implied fair value of goodwill and other identifiable intangible assets is then compared with the carrying amount to determine if an impairment loss is recorded. See Notes 7 and 15 for further discussion of goodwill impairment charges.

Intangible assets that are determined to have definite lives are amortized over their useful lives and are measured for impairment when events or circumstances indicate that the carrying value may be impaired in accordance with SFAS No. 144, as discussed above. The Company reviewed these assets for impairment during the fourth quarter of each fiscal year and determined that no impairment existed.

Leasehold Land Use Rights, Net

Leasehold land use rights, net represents amounts paid to lease land in China. Amounts are paid at the beginning of the lease term and are amortized on a straight-line basis over the remaining period of the initial 50-year lease terms ending 2052. See Note 8.

Deferred Financing Costs

Debt issuance costs and loan origination fees paid are deferred and amortized at the rate of approximately $0.2 million per quarter through May 2013 as a component of interest expense over the

MERIX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

life of the debt to which they relate and are included on our consolidated balance sheets as a component of other assets. See Notes 8 and 11.

Warranty Liability

The Company generally warrants its products for a period of up to twelve months from the point of sale. The Company records a liability for the estimated cost of the warranty upon transfer of ownership of the products to the customer. Using historical data, the Company estimates warranty costs and records the provision for such charges as an element of cost of goods sold upon recognition of the related revenue. The Company also accrues warranty liability for certain specifically identified items that are not covered by our assessment of historical experience.

Warranty activity, adjusted for discontinued operations, for fiscal 2009, 2008 and 2007 was as follows (in thousands):

	2009	2008	2007

Balance, beginning of period	$2,147	$2,129	$2,297
Provision for warranty charges	2,504	3,565	3,383
Change in estimate for existing warranties	(742)	—	—
Warranty charges incurred	(2,948)	(3,547)	(3,551)

Balance, end of period	$961	$2,147	$2,129

Prior to its acquisition in September 2005 and in selected circumstances subsequent to acquisition, Merix Asia granted longer warranty periods to certain customers of up to three years. During the third quarter of fiscal 2009, the Company reduced its accrual for warranty charges by approximately $0.7 million to reflect the change from a three-year warranty period to a twelve-month warranty period on products currently sold by its Asia segment and the impact of improved quality on claim rates for its Asia factories.

Revenue Recognition

The Company recognizes revenue upon the shipment of its products to the customer provided that the price is fixed, delivery has occurred and title has transferred to the customer, collection of the resulting receivable is reasonably assured, product returns are reasonably estimable, there are no further customer acceptance requirements and there are no remaining significant obligations. Provisions for estimated sales returns and adjustments are made at the point of revenue recognition based on historical experience. Sales adjustments are charged against consolidated net sales.

Consignment sales are recognized at the time the consignee uses the consignment goods and all criteria of revenue recognition described above have been satisfied.

Shipping and Handling Charges

The Company incurs costs related to shipping and handling of its manufactured products. The Company expenses these costs as incurred as a component of cost of sales. The Company also incurs shipping and handling charges related to the receipt of raw materials, which are recorded as a cost of the related inventory. Payments received from customers for shipping and handling costs are immaterial and are included as a component of net sales upon recognition of the related sale.

MERIX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Taxes Assessed by a Governmental Authority

The Company accounts for all taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction (i.e., sales, use, value added) on a net basis and those taxes are excluded from net sales.

Concentrations of Risk

The Company is subject to concentrations of credit risk, primarily associated with cash and cash equivalents, short-term investments and accounts receivable.

The Company has significant credit risk attributable to its accounts receivable. The accounts receivable are either due from an OEM customer or its electronic manufacturing service provider, depending upon the billing arrangement. At May 30, 2009, five entities represented approximately 41% of the Company’s net accounts receivable balance, individually ranging from approximately 5% to 18%. At May 31, 2008, five entities represented approximately 48% of the Company’s net accounts receivable balance, individually ranging from approximately 5% to 18%.

Certain of the Company’s products use types of laminate materials that are only available from a single supplier that holds a patent on the material. Although other manufacturers of advanced PCBs must also use the same supplier, and the Company’s OEM customers generally determine the type of laminate materials used, a failure to obtain the material from the single supplier for any reason may cause disruption and possible cancellation of orders for PCBs using that type of laminate, which in turn would cause a decrease in the Company’s consolidated net sales.

One customer accounted for 13% of the Company’s net sales in fiscal 2009. Two customers accounted for 11% and 10%, respectively, of the Company’s net sales in fiscal 2008 and accounted for 15% and 11%, respectively, in fiscal 2007. No other customer represented more than 10% of net sales in fiscal 2009 2008 and 2007.

Legal Contingencies Reserve

All legal contingencies which are judged to be both probable and estimable are recorded as liabilities in the consolidated balance sheets based on the Company’s best estimates. The Company regularly monitors its estimates in light of current developments and changes in circumstances and the Company adjusts its legal reserves accordingly. If no particular amount is determined to constitute the Company’s best estimate of a particular legal contingency, a range of the Company’s estimate of the costs of resolving or disposing of the underlying claim is disclosed and the Company will accrue for the low end of the range of costs, unless otherwise disclosed. Considerable management judgment and assumptions are necessary to estimate legal contingency reserves. Accordingly, actual results could vary significantly from such estimates. Legal fees are expensed in the period in which they occur.

Environmental Contingencies

Accruals for environmental matters, if any, are recorded in operating expenses when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Accrued environmental liabilities, if any, are exclusive of claims against third parties and are not discounted. There were no material environmental remediation liabilities at May 30, 2009 and May 31, 2008.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In general, ongoing costs related to environmental remediation are charged to expense. Environmental costs are capitalized if such costs increase the value of the property and/or mitigate or prevent contamination from future operations.

Engineering Expense

Expenditures for engineering of products and manufacturing processes are expensed as incurred.

Income Taxes

The Company accounts for income taxes under the asset and liability method. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

In addition, effective May 27, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (FIN 48), which clarifies the criteria that an individual tax position must satisfy for some or all of the benefits of that position to be recognized in a company’s financial statements. FIN 48 prescribes a recognition threshold of more likely than not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those tax positions to be recognized in the financial statements. As a result of the adoption of FIN 48, the Company recorded a transition adjustment of $1.8 million to beginning accumulated deficit and $0.7 million as an adjustment to goodwill.

The Company recognizes accrued interest and penalties related to potential liability for uncertain tax positions as a component of tax expense. This policy did not change as a result of the adoption of FIN 48. No penalties were recognized during fiscal 2008, fiscal 2007 and fiscal 2006. The Company recorded accrued interest on the potential liability for uncertain tax positions totaling $0.3 million and $0.4 million during fiscal 2009 and 2008, respectively.

Net Loss Per Share

The effect of potential dilutive common stock equivalents are excluded from the calculation of diluted earnings per share for the periods in which losses are reported because the effect is antidilutive. Basic and diluted earnings per share are the same for fiscal 2009, 2008 and 2007 as the Company was in a loss position for each of those years.

The following common stock equivalents were excluded from the diluted EPS calculations because inclusion would have had an antidilutive effect (in thousands):

	2009	2008	2007

Stock options	3,221	2,970	1,607
Convertible notes	4,608	4,608	4,608

	7,829	7,578	6,215

MERIX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Share-Based Compensation

The Company measures share-based compensation expense based on the estimated fair value of the award on the grant date. Share-based compensation expense is recognized using the graded vesting attribution method for stock options and the straight-line attribution method for restricted stock awards over the vesting period of the individual award, adjusted for estimated forfeitures. Share-based compensation for performance-based stock option awards is recognized over the requisite service period if it is probable that the performance condition will be achieved. The Company does not accrue compensation expense if it is not probable that the performance condition will be achieved. The Company does not reverse previously recognized compensation expense if vested awards expire unexercised. New shares are issued upon the exercise of stock options.

New Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141(R), “Business Combinations,” and SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements.” SFAS Nos. 141(R) and 160 require most identifiable assets, liabilities, noncontrolling interests and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both statements are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 and earlier adoption is prohibited. SFAS No. 141(R) will be applied to business combinations occurring after the effective date and SFAS No. 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. The adoption of SFAS Nos. 141(R) and 160 is not expected to have a significant impact on the Company’s current financial position and results of operations.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities,” which requires certain disclosures related to derivative instruments. SFAS No. 161 is effective prospectively for interim periods and fiscal years beginning after November 15, 2008. The Company is currently evaluating the effects, if any, that the adoption of SFAS No. 161 will have on its financial position and results of operations. The Company currently has no derivative instruments and does not currently engage in hedging activity and as such, the adoption of SFA No. 161 is not expected to have a significant impact on its financial position and results of operations.

In April 2008, the FASB issued Staff Position No. FAS 142-3 “Determination of the Useful Life of Intangible Assets” (FSP 142-3). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets.” The intent of this Staff Position is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141 (revised 2007), “Business Combinations,” and other U.S. generally accepted accounting principles. FSP 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The adoption of FSP 142-3 is not expected to have a significant impact on the Company’s financial position or results of operations.

In May 2008, the FASB issued Staff Position No. APB 14-1 “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (FSP 14-1). FSP 14-1 clarifies convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by paragraph 12 of APB Opinion No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants.” Additionally,

MERIX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FSP 14-1 specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is not permitted. The Company currently has no convertible debt instruments that may be settled in cash upon conversion and, as such, the adoption is not expected to have a significant impact on its financial position and results of operations.

In April 2009, the FASB issued Staff Position No. FAS 107-1 and APB 28-1 “Interim Disclosures About Fair Value of Financial Instruments” which requires disclosure about the method and significant assumptions used to establish the fair value of financial instruments for interim reporting periods as well as annual reporting periods. The FSP is effective for interim reporting periods ending after June 15, 2009 and will not have a material impact on the Company’s financial position and results of operations.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (SFAS 165). SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, the standard requires disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, which will alert users of the financial statements that the Company has not evaluated subsequent events occurring after that date. SFAS 165 is effective for interim or annual reporting periods ending after June 15, 2009 and will not have a material impact on the Company’s financial position and results of operations.

Recently Adopted Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 establishes a single definition of fair value and a framework for measuring fair value, sets out a fair value hierarchy to be used to classify the source of information used in fair value measurement and expands disclosures about fair value measurements required under other accounting pronouncements. It does not change existing guidance as to whether or not an instrument is carried at fair value.. SFAS No. 157 establishes market and observable inputs as the preferred source of values, followed by assumptions based on hypothetical transaction in the absence of market inputs. The valuation techniques required by SFAS 157 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. These two types of inputs create the following fair value hierarchy:

•	Level 1 — Quoted prices in active markets for identical asset or liabilities.

•	Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The provisions of SFAS No. 157 were to be effective for fiscal years beginning after November 15, 2007. On February 6, 2008, the FASB agreed to defer the effective date of SFAS No. 157 for one year for certain nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed

MERIX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

at fair value in the financial statements on a recurring basis (at least annually). Effective June 1, 2008, the Company adopted SFAS No. 157 except as it applies to those nonfinancial assets and nonfinancial liabilities. The adoption of SFAS No. 157 did not have any material impact on the Company’s results of operations or financial position.

In October 2008, the FASB issued Staff Position No. FAS 157-3, “Determining the Fair Value of a Financial Asset in a Market That Is Not Active” (FSP 157-3), which clarifies the application of SFAS No, 157 when the market for a financial asset is inactive. Specifically, FSP 157-3 clarifies how (1) management’s internal assumptions should be considered in measuring fair value when observable data are not present, (2) observable market information from an inactive market should be taken into account, and (3) the use of broker quotes or pricing services should be considered in assessing the relevance of observable and unobservable data to measure fair value. The guidance in FSP 157-3 became effective immediately.

Effective January 1, 2008, the Company adopted SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115.” SFAS No. 159 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement of certain financial assets and liabilities under an instrument-by-instrument election. Subsequent measurements for the financial assets and liabilities an entity elects to fair value will be recognized in the results of operations. SFAS No. 159 also establishes additional disclosure requirements. The Company did not elect the fair value option under SFAS No. 159 for any of its financial assets or liabilities upon adoption. The adoption of SFAS No. 159 did not have a material impact on the Company’s results of operations or financial position.

MERIX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 2.	Transactions Related to Merix Asia Acquisition

Eastern Pacific Circuits Holdings Limited and Purchase Price Allocation Adjustment

On September 29, 2005, Merix Corporation completed the acquisition of the business operations of Eastern Pacific Circuits Limited and certain of its subsidiaries (collectively referred to as Merix Asia), a Hong Kong based supplier of PCBs from Eastern Pacific Circuits Holdings Limited (EPCH). Existing minority interest owners retained, subsequent to completion of the acquisition, their ownership percentage in the four entities that hold facilities and conduct business operations in the PRC. The individual ownership percentages of these minority interest owners are 5% and 15%, respectively. The acquisition of the business operations of Merix Asia was completed for an adjusted purchase price of $116.8 million. The acquisition was financed with a combination of approximately $32.8 million of available cash, term loans, including the assumption of certain EPCH debt, and revolving credit borrowings under two credit facilities totaling approximately $71.2 million and the issuance of an $11.0 million subordinated promissory note to EPCH, which was subsequently reduced to $7.6 million and then again to $2.5 million, as described below. The purchase price included $5.2 million of direct acquisition costs, which were funded with available cash. The term loans and revolving credit borrowings were refinanced in May 2006 (see Note 11). The purchase price did not reflect potential additional consideration based on changes in working capital, cash and an additional earn-out payment of up to $13 million if the business met certain EBITDA targets during the calendar year 2005.

During fiscal 2007, the Company and EPCH resolved several uncertainties that existed regarding the application of the post-closing working capital adjustment and EBITDA earn-out provisions of the purchase agreement. The resolution of these values resulted in a $3.4 million reduction of the $11.0 million subordinated promissory note to $7.6 million. A corresponding reduction of goodwill related to this acquisition was also recorded. In addition, no payout was made pursuant to the earn-out provisions. The adjustment to the promissory note, combined with final purchase allocation adjustments totaling $1.4 million, reduced goodwill resulting from the acquisition by $4.8 million. In addition, interest expense was recalculated on the note from the date of inception as if the principal balance was always $7.6 million, which resulted in a $0.3 million offset to interest expense in fiscal 2007 to reverse previously recognized interest expense.

In fiscal 2008, the Company settled certain claims outstanding against EPCH and made a payment of $2.5 million to settle all remaining obligations under the subordinated promissory note. The remaining balance of $5.1 million outstanding on the subordinated note payable, including accrued interest, was eliminated in exchange for the Company releasing EPCH from all past and any future claims relating to the Merix Asia acquisition. The $5.1 million balance including accrued interest was included as a component of gain on settlement of debt on the statement of operations in fiscal 2008.

Note 3.	Inventories, Net

Inventories, net of related reserves, consisted of the following at May 30, 2009 and May 31, 2008 (in thousands):

	2009	2008

Raw materials	$2,986	$4,876
Work in process	4,129	7,542
Finished goods	3,398	3,901
Consigned finished goods	3,854	7,312

	$14,367	$23,631

MERIX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The increase (decrease) to inventory valuation reserves was ($0.1 million), $0.3 million and $0.8 million, respectively, in fiscal 2009, 2008 and 2007. As of May 30, 2009 and May 31, 2008, the Company’s inventory reserves totaled $3.6 million and $3.7 million, respectively.

Note 4.	Assets Held for Sale

At May 30, 2009 and May 31, 2008, assets held for sale included the following (in thousands):

	2009	2008

Two parcels of land	$1,146	$1,146
Excess equipment	3	331

	1,149	1,477
Assets held for sale included in current assets	(3)	(1,477)

Assets held for sales included in non-current assets	$1,146	$—

In accordance with SFAS No. 144, these assets are recorded at the lower of their carrying amount or fair value less disposal costs and are no longer being depreciated.

During fiscal 2009, the Company determined that land included in assets held for sale should be presented in non-current assets as a result of deteriorating general economic conditions. At May 31, 2008, these assets were classified as current assets.

During fiscal 2009, the Company sold assets previously used in the Hong Kong facility valued at $0.3 million at May 31, 2008 and recorded a gain on sale of $0.6 million, which is reflected as a reduction to restructuring charges on the consolidated statement of operations.

During fiscal 2008, the Company ceased manufacturing operations at its Hong Kong facility. The net book values of the building and related land use rights were reduced to $0 by an impairment charge recorded in fiscal 2007 (see Note 15). These assets are classified as assets held for sale at May 30, 2009.

Note 5.	Prepaid and Other Current Assets

Prepaid expenses and other current assets consisted of the following at May 30, 2009 and May 31, 2008 (in thousands):

	2009	2008

Prepaid expenses	$1,410	$1,778
Income taxes receivable (Note 16)	328	318
Value-added tax receivable	1,646	7,176
Intercompany receivable (Note 1)	—	227
Other	1,512	3,462

	$4,896	$12,961

MERIX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 6.	Property, Plant and Equipment

Property, plant and equipment included the following at May 30, 2009 and May 31, 2008 (in thousands):

	2009	2008

Land	$922	$922
Buildings and grounds	47,116	40,098
Leasehold improvements	2,640	1,979
Machinery and equipment	182,645	162,486
Construction in progress	332	18,780

	233,655	224,265
Accumulated depreciation	(137,772)	(121,253)

	$95,883	$103,012

The Company recognized depreciation and amortization expense relating to property, plant and equipment of $19.7 million, $17.7 million and $19.3 million, respectively, during fiscal 2009, 2008 and 2007.

In the second quarter of fiscal 2009, the Company implemented a plan to dispose of certain surplus assets to streamline the utilization of equipment in its Oregon factory and recorded $0.7 million in impairment charges on the assets to be disposed. The sale of the assets was finalized in the third quarter of fiscal 2009.

In fiscal 2008, the Company recorded net asset impairment charges totaling $12.5 million related to the closure of its Hong Kong and Wood Village facilities. See Note 15 for additional information.

In fiscal 2007, the Company recorded a net $1.1 million asset impairment charge related to discontinued operations and a $26.6 million asset impairment charge to other assets. See Notes 12 and 15 for additional information.

Note 7.	Goodwill and Definite-Lived Intangible Assets

Goodwill

The following is a reconciliation of changes in goodwill for fiscal 2009, fiscal 2008 and fiscal 2007 (in thousands):

	2009	2008	2007

Balance, beginning of period	$31,794	$31,614	$89,889
Recognition of deferred tax assets related to Asia acquisition in accordance with SFAS No. 109, “Accounting for Income Taxes”	98	(545)	(123)
Impairment (Note 15)	(20,500)	—	(53,311)
Adjustment related to $3.4 million decrease in promissory note and $1.4 million purchase allocation adjustment	—	—	(4,841)
Adjustment related to adoption of FIN 48	—	725	—

Balance, end of period	$11,392	$31,794	$31,614

The Company has historically performed its annual impairment testing in the fourth quarter of each fiscal year by assessing the fair value of its reporting units using a calculation based on the

MERIX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

present value of future cash flows. Due to a number of factors including: 1) the substantial variance between the Company’s market capitalization based on the current trading price range for its common stock and the net asset value reflected in its consolidated balance sheet, 2) continuing operation losses sustained in the first three quarters of fiscal 2009 and 3) the deterioration of the general economic environment, management has undertaken quarterly assessments of potential impairment of the Company’s long-lived assets throughout fiscal 2009.

In the third quarter of fiscal 2009, the Company recorded an impairment charge of $20.5 million to reduce the value of goodwill recorded in the acquisition of the Asia subsidiary to $0. The Company determined that there was no impairment in fiscal 2008. In the fourth quarter of fiscal 2007, the Company determined that goodwill impairment charges totaling $53.3 million were required, consisting of an impairment charge of $39.1 million related to the acquisition of its Asia subsidiary and a charge of $14.2 million related to the acquisition of its San Jose manufacturing facility.

Definite-Lived Intangible Assets

The gross amount of our definite-lived intangible assets and the related accumulated amortization at May 30, 2009 and May 31, 2008 were as follows (in thousands):

	Amortization
	Period	2009	2008

Customer relationships	6.5-10 years	$17,168	$17,168
Accumulated amortization		(10,291)	(8,317)

		6,877	8,851
Manufacturing sales representatives network	5.5 years	$40	$40
Accumulated amortization		(33)	(25)

		7	15

Total definite-lived intangible assets		$6,884	$8,866

Amortization expense for fiscal 2009, fiscal 2008 and fiscal 2007 was as follows (in thousands):

	2009	2008	2007

Customer relationships	$1,975	$2,298	$2,415
Non-compete agreement	—	—	323
Manufacturing sales representatives network	7	7	7

	$1,982	$2,305	$2,745

Amortization is as follows over the next five fiscal years and thereafter (in thousands):

Fiscal Year	Total

2010	$1,765
2011	1,553
2012	1,120
2013	727
2014	727
Thereafter	992

$6,884

MERIX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 8.	Other Assets

Other assets consisted of the following at May 30, 2009 and May 31, 2008 (in thousands):

	2009	2008

Leasehold land use rights, net	$1,199	$1,227
Deferred financing costs, net	3,022	3,842
Other assets	250	790

	$4,471	$5,859

Deferred financing costs are amortized at the rate of approximately $0.2 million per quarter through May 2013. During fiscal 2008, the Company recorded debt extinguishment costs totaling $0.5 million for unamortized deferred financing costs as a result of the replacement of its revolving credit facility. See Note 11.

Note 9.	Accrued Liabilities

Accrued liabilities consisted of the following at May 30, 2009 and May 31, 2008 (in thousands):

	2009	2008

Accrued compensation	$6,686	$7,177
Accrued warranty (Note 1)	961	2,147
Income taxes payable (Note 16)	469	316
Intercompany payable (Note 1)	1,380	—
Asset retirement obligation — current portion (Note 10)	—	873
Other liabilities	5,219	5,270

	$14,715	$15,783

Note 10.	Asset Retirement Obligations

At May 30, 2009 and May 31, 2008, asset retirement obligations primarily related to the restoration of the leased facilities to shell condition upon termination of the leases in place at those facilities. Refer to Note 13 for a discussion of the related lease terms. Activity related to asset retirement obligations for the years ended May 30, 2009 and May 31, 2008 was as follows (in thousands):

	2009	2008

Asset retirement obligations at the beginning of the period	$1,328	$1,106
Costs incurred for restoration of facilities	(841)	(108)
Revisions in estimated cash flows	—	130
Accretion expense	17	200

Asset retirement obligations at the end of the period	504	1,328
Asset retirement obligations included in current liabilities	—	(873)

Asset retirement obligations included in other long-term liabilities	$504	$455

During the first quarter of fiscal 2009, the Company incurred $0.8 million in costs related to the restoration of leased facilities formerly housing the Wood Village manufacturing facility, which were charged to the asset retirement obligation.

MERIX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 11.	Revolving Lines of Credit and Long-Term Debt

$55.0 Million Revolving Line of Credit

During fiscal 2008, the Company terminated its previous $55 million revolving loan agreement and entered into a new loan and security agreement for a $55 million credit facility with Bank of America, N.A., as administrative agent and lender (the Credit Facility). Upon termination of the previous $55 million revolving loan agreement, the Company recognized $0.5 million in unamortized debt issuance costs related to the terminated credit facility as a component of debt extinguishment costs.

The Credit Facility is subject to a borrowing base calculated using the value of accounts receivable, equipment, and real property and is reduced by a reserve for an $8 million guarantee for the Merix Singapore Revolving Facility Agreement (as defined below). The Credit Facility is secured by a lien upon substantially all of the Company’s assets, including, without limitation, accounts receivable, inventory, deposit accounts, intellectual property and real estate, but excluding a portion of the equity securities of Merix’ foreign subsidiaries owned by Merix or one of its domestic subsidiaries.

Borrowings under the credit facility will bear interest based, at the Company’s election, on either the prime rate announced by Bank of America or LIBOR plus an applicable margin. All amounts outstanding under the Credit Facility will be due and payable on February 15, 2013. The Credit Facility has usual and customary covenants for credit facilities of this type, including covenants limiting debt incurrence, liens, dividends, investments, asset sales, formation of subsidiaries, mergers, restrictive agreements, hedging agreements, affiliate transactions, and material changes in business. The Credit Facility also includes a financial covenant requiring a minimum fixed charge coverage ratio of 1.1:1 if Excess Availability, defined in the Credit Facility agreement as a function of outstanding borrowings and available cash, falls below $20.0 million. Excess Availability at May 30, 2009 was $37.3 million and as such this covenant is not currently in effect. The Company would not be in compliance if this covenant was currently applicable. At May 30, 2009, the Company was in compliance with all other debt covenants. Exclusive of the $8.0 million amount outstanding under the Merix Singapore Revolving Facility Agreement sub-facility as discussed below, there were no amounts outstanding on the master Credit Facility.

Merix Singapore Revolving Facility Agreement

In the fourth quarter of fiscal 2008, Merix Holding (Singapore) Pte Ltd (MHS) entered into a Letter Agreement (the Merix Singapore Facility Agreement) for a credit sub-facility with Bank of America, N.A. as lender, with an original availability of $12.0 million. This agreement was amended on October 13, 2008 to cap availability at $8.0 million. Borrowings under the Merix Singapore Credit Facility bear interest based on LIBOR plus an applicable margin. The facility is uncommitted and the lender reserves the right to vary, reduce, cancel or terminate the facility and require full repayment of amounts outstanding. The Merix Singapore Facility Agreement had an initial term of one year and automatically renews on an annual basis unless terminated by either party with 30 days’ notice. The Credit Facility and the Merix Singapore Facility Agreement are subject to a cross-default covenant. As of May 30, 2009, $8.0 million was outstanding on the Merix Singapore Facility Agreement. In the event of termination of this credit agreement, the Company intends to refinance any amounts outstanding on this line with borrowings under the master Credit Facility. As such, borrowings under the Merix Singapore Facility Agreement are classified as long-term debt in the consolidated balance sheet at May 30, 2009.

See Note 21 for discussion of a new credit facility established subsequent to May 30, 2009.

MERIX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Long-Term Debt

The Company’s outstanding debt at May 30, 2009 and May 31, 2008 consisted of the following (in thousands):

	2009	2008

4% Convertible debenture	$70,000	$70,000
Borrowings on revolving credit facilities	8,000	—

	78,000	70,000
Less current maturities	—	—

	$78,000	$70,000

4% Convertible Debenture

On May 16, 2006, the Company completed the sale of $60 million 4% Convertible Senior Subordinated Notes due 2013. On May 24, 2006, the initial purchaser of these notes exercised its option to purchase an additional $10 million principal amount, bringing the total gross proceeds to $70 million (collectively referred to as the Notes due 2013).

The Notes due 2013 mature on May 15, 2013 and bear interest at the rate of 4% per year. Interest is payable in arrears on May 15 and November 15 of each year, beginning on November 15, 2006. The Notes due 2013 are convertible at the option of the holder into shares of the Company’s common stock at any time prior to maturity, unless the notes are earlier redeemed or repurchased. The Notes due 2013 are convertible at an initial conversion rate of 65.8328 shares per $1,000 principle amount, subject to certain adjustments. This is the equivalent to a conversion price of $15.19 per share. The Notes due 2013 are general unsecured obligations of the Company and are subordinate in right of payment to all of the Company’s existing and future senior debt and are equal with any future unsecured debt that is not senior debt.

Embedded Derivatives

The Notes due 2013 contain a provision pursuant to which the Company may be required to issue additional shares based on a variable conversion feature if certain events occur. The Company concluded that the debentures are not conventional convertible debt instruments. In addition, the Company concluded that the embedded conversion option qualifies as a derivative under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Furthermore, in accordance with EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” the Company determined that the embedded derivative would be properly classified in equity if it were a freestanding security due to the following:

•	it has no net cash settlement feature;

•	delivery of the shares is within the control of the Company since the settlement shares were registered contemporaneously with the registration of the Notes due 2013;

•	the Company has sufficient authorized shares to meet the settlement requirements;

•	the contract has an explicit limit on the number of shares in settlement;

•	there are no cash payments to the counterparty in the event the Company fails to make timely filings with the SEC;

MERIX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	there are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due;

•	there are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract; and

•	there is no requirement in the contract to post collateral at any point or for any reason.

Since the Company concluded that the embedded derivative would be properly classified in equity if it were a freestanding security, it was able to further conclude that the embedded derivative qualifies for the scope exception set forth in SFAS No. 133, paragraph 11(a). Accordingly, the Company is not required to bifurcate and separately account for the embedded derivative.

Subordinated Note Payable

On September 29, 2005, the Company issued a subordinated Promissory Note (the Note) to EPCH for a total of (a) $11 million, plus (b) the amount of the earn-out consideration determined under the Master Sale and Purchase Agreement in connection with the acquisition of Merix Asia (see Note 2). The principal was to be paid in four equal installments on March 1, 2007, December 1, 2007, December 1, 2008 and March 15, 2009. The outstanding principal balance earned interest at 7% through December 1, 2006, 8% through December 1, 2007 and 9% thereafter, payable quarterly. The Company was able to offset its payment obligations under the Note by the amount of warranty claims arising under the Master Sale and Purchase Agreement.

During fiscal 2007, the Company and EPCH resolved several uncertainties that existed regarding the application of the post-closing working capital adjustment and EBITDA earn-out provisions of the purchase agreement. The resolution of these values resulted in a $3.4 million reduction of the Note to $7.6 million. A corresponding reduction of goodwill related to this acquisition was also recorded. In addition, no payout was made pursuant to the earn-out provisions.

In addition, in fiscal 2008, the Company exercised its rights under the Note to not make its December 1, 2007 payment due to Merix’ claims against the seller. On January 2008, the Company settled these claims and made a payment of $2.5 million to settle all remaining obligations under the Note. The remaining balance of $5.1 million outstanding on the Note, including accrued interest, was eliminated in exchange for the Company releasing the seller from all past and any future claims relating to the Merix Asia acquisition. The $5.1 million of principal and accrued interest that was eliminated are included as a component of gain on settlement of debt on the consolidated statement of operations for fiscal 2008. The Company does not expect any of the other settlement terms to have a material impact on its results of operations or financial position.

Principal Payments of Long-Term Debt

Principal payments on long-term debt related to the $70.0 million convertible debenture and any outstanding borrowings under the revolving Credit Facility are due in fiscal 2013.

Note 12.	Discontinued Operations

On September 29, 2006, Merix Asia entered into an agreement with Citi-Power Investment Limited (Citi-Power) to sell Merix Hong Kong’s 90% shareholding interest in the Lomber single-sided manufacturing facility located in Huizhou City in the PRC (the Lomber Facility) for a nominal amount. Also on September 29, 2006, Merix Asia entered into an agreement with Excel Hero (China) Limited (EXCEL) to sell its 85.29% shareholding interest in its single-sided manufacturing facility located in

MERIX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Dongguan City in the PRC (the Dongguan Facility) for a nominal amount. On March 31, 2007, Merix Asia sold the stock of Merix Holding (Hong Kong) Limited, the holding company of the Lomber Facility and Dongguan Facility to East Bridge Group Limited for an amount approximately equal to the book value of the facilities.

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company recorded the related assets and liabilities as current assets and liabilities on its balance sheet at the lower of their carrying amount or fair value, less cost to sell, upon being classified as discontinued operations. The combined net book value of the Dongguan and Lomber facilities was approximately $1.1 million upon their classification as discontinued operations and their fair value, less selling costs was determined to be approximately $0.1 million. Accordingly, during fiscal 2007, the Company recorded an impairment charge of approximately $1.1 million, including estimated closing costs, as a component of loss from discontinued operations.

The results of operations for the Dongguan and Lomber facilities were reclassified as discontinued operations for all periods presented. Certain financial information related to discontinued operations for fiscal 2007 was as follows (in thousands):

2007

Revenue	$8,597
Net impairment related to assets of discontinued operations	(1,062)
Pre-tax loss	(470)

Note 13.	Lease Agreements

Operating Leases

In August 2000, the Company entered into a noncancelable operating lease agreement to lease a manufacturing facility located in Wood Village, Oregon. Under the terms of the lease agreement, lease payments began in July 2001 and escalate at specific points over the minimum ten-year term of the lease. Rent expense is recognized on the straight line basis. In the third quarter of fiscal 2008, the Company announced that it was closing down this facility. In April 2008, the Company entered a sublease agreement for its Wood Village manufacturing facility. The terms of the sublease provide for escalating rent payments of approximately $0.6 million per year through the termination date of the master lease agreement in July 2011. As of May 30, 2009, the sublease rentals are delinquent and the Company’s management believes that it is likely that the current sublease agreement will be terminated.

In February 2007, the Company entered into a noncancelable operating lease agreement for administrative office space in Beaverton, Oregon with an initial term ending August 2014. Under the terms of this lease agreement, lease payments began in September 2007 and escalate at specific points over the term of the lease. Rent expense is recognized on a straight line basis. In April 2008, the Company amended this lease to provide for an expansion of the leased premises. Additional lease payments commenced November 2008 and are included in the summary of future minimum lease payments shown below.

Merix San Jose leases office space and production facilities under noncancelable operating lease agreements with various initial terms ending through fiscal 2010 with options to extend the lease terms beyond the initial lease terms through fiscal 2019. Lease payments escalate at specific points over the minimum five-year lease terms. Rent expense is recognized on the straight line basis.

Merix Asia leases office, apartment space and production facilities under noncancelable operating lease agreements with various initial terms ending through fiscal 2011. Rent expense is

MERIX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

recognized on the straight line basis. These lease agreements do not contain options to extend the lease terms and the lease payments do not escalate.

Rental expense under significant operating leases was $3.6 million, $3.5 million and $2.0 million during fiscal 2009, 2008 and 2007, respectively. See also Note 20 regarding related party lease payments.

Future minimum lease payments under noncancelable operating leases as of May 30, 2009, net of sublease payments, were as follows (in thousands):

Fiscal Year:

2010	$2,108
2011	1,808
2012	960
2013	903
2014	830
Thereafter	1,088

$7,697

Note 14.	Stock Incentive Plans and Share-Based Compensation

Stock Incentive Plans

2007 Employee Stock Purchase Plan

Prior to January 22, 2009, the Company had the Merix Corporation 2007 Employee Stock Purchase Plan (the ESPP), which was approved by shareholders, pursuant to which 750,000 shares of common stock were reserved for issuance to participating employees. Eligible employees could elect to contribute up to 5% of their gross earnings and could purchase shares only through payroll deductions permitted under the ESPP. The ESPP provided for 6-month offerings commencing on July 21 and January 21 of each calendar year, or the immediately preceding business day if these dates occur on a weekend. At the end of each six-month purchase period, the purchase price was determined and the accumulated funds were used to purchase shares of common stock. The purchase price per share was equal to 85% of the lower of the fair market value of the common stock on (a) the first day of the offering period or (b) the date of purchase. At the end of the second six-month purchase period, which ended in January 2009, all 750,000 reserved shares were issued to ESPP participants and the plan was suspended at that time.

2006 Equity Incentive Plan

The Company has the Merix Corporation 2006 Equity Incentive Plan (the 2006 Plan), which replaced its 1994 Stock Incentive Plan (the 1994 Plan). The 2006 Plan permits the granting of any or all of the following types of awards: (1) incentive and nonqualified stock options, (2) stock appreciation rights, (3) stock awards, restricted stock and stock units, (4) performance shares and performance units conditioned upon meeting performance criteria and (5) other stock- or cash-based awards. Awards may be granted under the 2006 Plan to employees, officers, directors, consultants, agents, advisors and independent contractors. Under the 2006 Plan, 750,000 new shares of common stock were reserved for issuance. 396,363 shares of common stock previously reserved for issuance, but not subject to outstanding awards, under the 1994 Plan as of October 5, 2006 ceased to be available for issuance under the 1994 Plan and instead became available for grant under the 2006 Plan. Additionally, shares of common stock subject to outstanding options or unvested restricted stock awards under the 1994 Plan will also become available for grant under the 2006 Plan in the future to

MERIX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the extent that such awards expire or otherwise terminate without shares of common stock being issued pursuant to options, or to the extent that shares issued pursuant to restricted stock awards are forfeited. As of May 30, 2009, approximately 375,000 shares of common stock were subject to outstanding options or unvested stock awards under the 1994 Plan and approximately 975,000 shares had been forfeited or otherwise terminated and became available for grant under the 2006 Plan.

2000 Nonqualified Stock Option Plan

The Company also has the Merix Corporation 2000 Nonqualified Stock Option Plan (the 2000 Plan) that did not require approval by its shareholders. The 2000 Plan, as amended, permits the grant of up to 4,000,000 shares of common stock in the form of nonqualified stock options and stock awards to employees, directors and non-employee consultants, agents, independent contractors and advisors who provide services to the Company. The number of shares subject to stock options and stock awards granted under the 2000 Plan to officers and directors in any given year cannot exceed 25% of the total number of shares subject to awards granted in that year.

In both plans, a committee of the Board of Directors has the authority to determine option prices. To date, all options have been granted at or above the fair market value of the stock at the date of grant. The options vest as determined by the Human Resources Compensation Committee (HRCC) of the Board of Directors and generally become exercisable ratably over a four-year period, beginning one year after the date of grant. The options may, in no event, have a term exceeding ten years from the date of grant.

On February 11, 2008, the Company granted performance-based stock options to certain key employees, 30,000 of which were granted under the terms of the 2006 Plan and 510,000 of which were granted under the terms of the 2000 Plan. The options were to vest as to 25% on various dates in October and November 2008 if certain targets are met and as to the remaining 75% in April 2009 if the remaining targets are met. Substantially all of these performance-based stock options failed to vest as the performance targets were not met and no material share-based compensation expense was recognized on these options.

At May 30, 2009, there were approximately 2,175,000 shares available for grant under the 2000 Plan and the 2006 plan. Activity under these plans was as follows:

			Weighted
		Weighted	Average
	Shares	Average	Remaining	Aggregate
	Subject	Exercise	Contractual	Intrinsic
	to Options	Price	Term (Years)	Value

Balances, May 31, 2008	3,304,842	$8.48
Granted	588,250	$1.73
Forfeited	(474,314)	$4.43
Expired	(835,105)	$8.41
Exercised	—	$—

Balances, May 30, 2009	2,583,673	$7.71	4.09	$—

Vested and expected to vest as of May 30, 2009	2,003,218	$8.48	3.66	$—

Exercisable as of May 30, 2009	1,396,560	$10.23	2.79	$—

MERIX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Weighted
		Average
	Restricted	Grant Date
	Stock	Per Share
	Awards	Fair Value

Balances, May 31, 2008	344,061	$7.36
Granted	26,000	$2.13
Vested	(122,945)	$7.59
Forfeited	(40,858)	$6.32

Balances, May 30, 2009	206,258	$6.76

As of May 30, 2009, unrecognized share-based compensation related to outstanding unvested stock options and restricted stock awards was $0.6 million and $0.5 million, respectively, which will be recognized over the weighted-average remaining vesting period of 1.41 years and 2.05 years, respectively.

Share-based Compensation Summary

Certain information regarding our share-based compensation for fiscal 2009 and fiscal 2008 was as follows (in thousands, except per share information):

	2009	2008	2007

Weighted average grant-date per share fair value of share options granted	$1.73	$4.56	$9.47
Total intrinsic value of share options exercised	—	1	2,591
Fair value of non-vested shares that vested during the period	130	270	582
Share-based compensation recognized in results of operations	1,617	1,963	1,850
Cash received from options exercised and shares purchased under all share-based arrangements	447	1	5,586
Weighted average grant-date per share fair value of shares issued under ESPP	0.70	2.45	—
Total fair value expensed for shares issued under the ESPP	248	278	—

No material amount of share-based compensation was capitalized as a part of an asset during fiscal 2009, 2008 or 2007. There was no tax deduction realized from the exercise of stock options and no tax benefit recognized in the statement of operations related to share-based compensation in fiscal 2009, 2008 or 2007. The Company did not recognize a tax benefit from the share-based compensation expense because it is believed that it was more likely than not that the related deferred tax assets, which have been reduced by a valuation allowance, will not be realized.

Tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) are classified and reported as both an operating cash outflow and a financing cash inflow. The excess tax benefits that would otherwise be available to reduce income taxes payable have the effect of increasing the net operating loss carryforwards. Accordingly, because the Company is not able to realize these excess tax benefits, such benefits have not been recognized in its consolidated statement of cash flows for fiscal 2009, 2008 or 2007.

MERIX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s share-based compensation expense was included in its statements of operations for fiscal 2009, 2008 and 2007 as follows (in thousands):

	2009	2008	2007

Cost of sales	$300	$163	$296
Engineering	89	66	58
Selling, general and administrative	1,228	1,734	1,496

	$1,617	$1,963	$1,850

Compensation expense related to restricted stock awards and stock grants is based on the fair value of the underlying shares on the date of grant as if the shares were vested. For fiscal 2009, 2008 and 2007, compensation expense related to options granted pursuant to our stock incentive plans was determined based on the estimated fair values using the Black-Scholes option pricing model and the following weighted average assumptions:

	2009	2008	2007

Risk-free interest rate	1.85% - 3.64%	1.59% - 5.13%	4.48% - 5.10%
Dividend yield	0%	0%	0%
Expected term	2.09 - 5.22 years	1.57 - 5.27 years	2.17 - 5.67 years
Volatility	55% - 65%	46% - 93%	46% - 91%
Discount for post vesting restrictions	0%	0%	0%
Assumed forfeiture rate	21.86%	20.34%	11.57%

For fiscal 2009 and 2008, compensation expense related to shares to be issued pursuant to the ESPP was determined using the following weighted average assumptions:

	2009	2008

Risk-free interest rate	1.91% - 3.01%	3.01%
Dividend yield	0%	0%
Expected term	6 months	6 months
Volatility	69% - 81%	81%

The risk-free interest rate used is based on the implied yield on Treasury Constant Maturities with a remaining term equal to the expected term of the stock option. The expected dividend yield is zero as the Company has not paid cash dividends in the past and has no expectation of paying dividends in the foreseeable future. The expected term is based on historical stock option exercise patterns. Expected volatility is calculated based on applying historical volatility over the expected life of the stock options granted.

MERIX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 15.	Severance, Asset Impairment and Restructuring Charges

Total severance, impairment and restructuring charges for fiscal 2009, 2008 and 2007 were as follows (in thousands):

	2009	2008	2007

Goodwill impairment	$20,500	$—	$53,310
Asset impairment	702	12,465	26,628
Severance charges	3,121	3,188	1,476
Wood Village plant closure charges	1,090	241	—
Gain on sale of Hong Kong facility equipment	(567)	(301)	—
Legal and other restructuring costs	49	93	—

	$24,895	$15,686	$81,414

Fiscal 2009 Actions

Goodwill Impairment

As a result of the deepening economic downturn and resulting reduction in demand for the Company’s products, in the third quarter of fiscal 2009 an impairment charge of $20.5 million was recorded to reduce the value of goodwill recorded in the acquisition of the Asia subsidiary to $0.

Reductions-in-Force

Due primarily to the deteriorating macroeconomic conditions, the Company has taken cost reduction actions to mitigate declines in the Company’s net sales. Most of the larger cost reductions were related to three major reductions-in-force that occurred in September 2008, December 2008 and January 2009. These headcount reductions resulted in severance and related charges paid totaling approximately $2.0 million. The Company has also significantly reduced its labor costs due to attrition within its labor force, particularly in the PRC. As of the end of fiscal 2009, the Company has reduced its labor force by approximately 22% compared to the end of fiscal 2008.

Executive Severance

During the fourth quarter of fiscal 2009, a reduction-in-force was implemented that impacted a number of individuals serving executive functions within the Company, which resulted in severance charges of $1.1 million.

Disposal of Surplus Plant Assets

In the second quarter of fiscal 2009, the Company implemented a plan to dispose of certain surplus plant assets to streamline the utilization of its Oregon factory and recorded $0.7 million in impairment charges on the assets to be disposed. The sale of the assets was finalized in the third quarter of fiscal 2009. In the first quarter of fiscal 2009, the Company recorded a gain of $0.6 million related to the sale of equipment previously used at the Hong Kong facility.

Fiscal 2008 Actions

Hong Kong Facility and Other Merix Asia Restructuring

In the first quarter of fiscal 2008, the Company committed to phasing out operations at its Hong Kong facility, closing the facility and relocating production to other manufacturing facilities. Full closure of the facility was completed in the fourth quarter of fiscal 2008. This closure was a part of the

MERIX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company’s actions to consolidate its Asian operations at its lower-cost facilities in China and expand the facilities at its Huiyang plant to increase its manufacturing capacity in China. The Company recorded approximately $1.5 million in severance and related costs in connection with closure of the Hong Kong facility, excluding amounts to be paid out to certain employees employed under a continuous contract for not less than five years (the Long Service Payment Plan). The Company received a total of approximately $2.3 million from the Long Service Payment Plan as a refund against the cash restructuring costs.

Additionally, the Company recorded $0.4 million in asset impairment charges related to the closure of the Hong Kong facility and other actions. The Company also recorded severance costs totaling $0.2 million due to other restructuring actions at Merix Asia in fiscal 2008.

Wood Village, Oregon Facility

In the third quarter of fiscal 2008, the Company approved a plan to close its manufacturing facility located in Wood Village, Oregon. This restructuring action was completed in the fourth quarter of fiscal 2008. Under the plan, the Company transitioned production from its Wood Village facility to its manufacturing facility located in Forest Grove, Oregon. Overall Oregon inner layer production capacity was reduced by approximately 40% and panel capacity was reduced by approximately 20%. The decision to close the facility was brought about by a number of factors including: (a) the continued migration of traditional Merix business to Merix Asia as well as other Asian based competitors; and (b) continued erosion of Merix’ North American gross margins, believed to result in part from the cyclicality that is part of the PCB industry. The manufacturing operations of the Wood Village facility were ceased on March 1, 2008, and the facility was fully closed in April 2008.

The Company incurred charges totaling approximately $13.5 million in the fiscal 2008 relating to the closure of the Wood Village facility, as well as other restructuring actions, comprising approximately $12.3 million in asset impairments and other costs, including lease termination costs and adjustments to the asset retirement obligation accrual for the Wood Village lease, and $1.2 million in severance payments.

In the fourth quarter of fiscal 2008, the Company entered into an agreement to sublease the facility for an amount substantially equal to its rental obligation commencing in the first quarter of fiscal 2009. During fiscal 2009, the Company recorded $1.1 million in additional lease termination charges as the sublease tenant is delinquent in payment of its sublease rentals and the Company’s management believes that it is likely that the current sublease agreement will be terminated.

Executive Severance

In the third quarter of fiscal 2008, the Company terminated its Executive Vice President of Global Operations. In accordance with the executive employment agreement related to this termination, the Company recorded $0.4 million of severance and related costs, which were paid in the fourth quarter of fiscal 2008.

Fiscal 2007 Actions

Severance charges of $1.5 million in fiscal 2007 included the following:

•	a lump-sum cash payment of $0.6 million and non-cash share-based compensation of $0.1 million related to the issuance of share-based awards upon the resignation of the former Chief Executive Officer;

•	the cost of $0.1 million for fees related to recruiting a new Chief Executive Officer;

MERIX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	$0.2 million of cash severance related to the termination of another senior manager of Merix Asia; and

•	$0.5 million of cash severance related to the resignation of Merix Asia’s Chief Executive Officer in the fourth quarter of fiscal 2007.

In the fourth quarter of 2007, the Company recorded a $26.6 million impairment charge related primarily to the property, plant and equipment and land use rights of its Hong Kong facility, which is part of its Asia operating segment. Due to continuing and forecasted future operating losses, the Company performed an impairment analysis pursuant to SFAS No. 144. The Company primarily utilized market value analyses to determine the fair value of the assets. In addition, the $26.6 million charge included $0.2 million related to certain assets at the Company’s Oregon facility which were determined to have limited future use.

The Company also recorded a $53.3 million charge for goodwill impairment as a result of lower historical operating results than previously anticipated and lower future estimated cash flows. The $53.3 million charge consisted of a $14.2 million charge related to the Company’s San Jose manufacturing facility and a $39.1 million charge for Merix Asia. See Note 7 for further discussion of goodwill impairment charges.

Severance Accrual

A roll-forward of the Company’s severance accrual for the fiscal years ended May 30, 2009 and May 31, 2008 was as follows (in thousands):

	Balance			Balance
	May 31,	Charged to	Amounts	May 31,
	2008	Expense	Paid	2009

Hong Kong plant closure	$134	$60	$(194)	$—
Executive severance	—	1,081	(646)	435

	$134	$1,141	$(840)	$435

	Balance			Balance
	May 26,	Charged to	Amounts	May 31,
	2007	Expense	Paid	2008

Merix Asia’s Chief Executive Officer severance	$453	$—	$(453)	$—
Hong Kong plant closure	—	1,462	(1,328)	134

	$453	$1,462	$(1,781)	$134

MERIX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 16.	Income Taxes

The components of income (loss) from continuing operations before minority interests and income taxes and the provision for income taxes for fiscal 2009, 2008 and 2007 are presented in the table below (in thousands). Fiscal 2007 amounts exclude the impact of discontinued operations as discussed in Note 12:

	2009	2008	2007

U.S.	$(31,644)	$(28,041)	$5,294
Foreign	(14,399)	5,157	(75,058)

Loss from continuing operations before minority interests and income taxes	$(46,043)	$(22,884)	$(69,764)

Tax provision:
Current:
Federal	$(123)	$19	$362
State	61	53	257
Foreign	2,430	1,826	671

	2,368	1,898	1,290
Deferred:
Federal	(10,700)	(9,714)	5,040
State	(170)	(1,177)	(2,559)
Foreign	747	(77)	(6,939)

	(10,123)	(10,968)	(4,458)
Valuation allowance:
Federal	10,700	9,714	(5,040)
State	170	1,177	2,559
Foreign	(487)	(319)	7,061

	10,383	10,572	4,580

Total tax provision	$2,628	$1,502	$1,412

The effective income tax rate applied to net income (loss) varied from the United States federal statutory rates of 35% in fiscal 2009, 2008 and 2007 due to the following (in thousands):

	2009	2008	2007

Tax expense at statutory rates	$(16,115)	$(8,009)	$(24,418)
Increase (decrease) resulting from:
State income taxes, net of federal benefit	(692)	(338)	(1,788)
Effect of foreign income tax rates	(293)	(663)	5,360
Effect of enacted change in future foreign tax rates	—	—	(1,035)
Federal qualified research and experimentation credit	—	—	(44)
State tax credits, net of federal benefits	(7)	(6)	—
Stock option windfall	—	—	(863)
Non-deductible items:
Goodwill impairment	7,175	—	18,698
Intercompany charges not deductible in certain foreign jurisdictions	194	78	411
Interest expense not deductible in certain foreign jurisdictions	345	428	1,347
Amortization of intangibles	120	125	254
Capital loss not deductible in foreign jurisdiction	—	—	(678)
Other	127	196	116
Change in valuation allowance	10,383	10,572	4,580
Other, net	1,391	(881)	(528)

	$2,628	$1,502	$1,412

MERIX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Significant components of the Company’s deferred tax assets and liabilities at May 30, 2009 and May 31, 2008 were as follows (in thousands):

	2009	2008

Deferred tax assets — current:
Inventories	$2,190	$1,856
Vacation accrual	431	481
Sales allowances	563	556
Other	835	900

	4,019	3,793
Deferred tax assets — long-term:
Alternative minimum tax credit	1,130	1,130
Fixed asset basis difference	1,765	359
Net operating loss carryforwards	30,478	21,511
Qualified research and experimentation credits and other	5,808	6,475

	39,181	29,475
Deferred tax liabilities — long-term:
Intangible basis difference	(484)	(844)
Other	(558)	(461)

	(1,042)	(1,305)

Net deferred tax asset before valuation allowance	42,158	31,963
Valuation allowance	(41,386)	(31,003)

	$772	$960

At May 30, 2009, the Company had net operating loss carryforwards of approximately $64.3 million, $65.8 million and $19.3 million for U.S. federal, U.S. state and foreign income tax purposes, respectively. As of May 30, 2009, the Company had unused federal and state credit carryforwards of approximately $2.2 million and $0.6 million, respectively. Net operating losses and research and experimentation credits will expire between fiscal 2010 and fiscal 2028 and certain state credits may be carried forward indefinitely until exhausted. In addition, the Company had alternative minimum tax credit carryforwards of approximately $1.1 million, which are available to reduce future federal regular income taxes, if any, over an indefinite period. The ultimate realization of these deferred tax assets is dependent upon the generation of future taxable income before these carryforwards expire. Included in the federal net operating loss carryforward is $7.9 million from the exercise of employee stock options, the tax benefit of which, when recognized, will be accounted for as an increase to additional paid-in capital rather than a reduction of the income tax provision.

A valuation allowance was recorded against net deferred tax assets due to cumulative losses in recent years and the lack of consistent, positive evidence to support the utilization of net operating losses and other tax attributes against future income. When realization of the deferred tax asset is more-likely-than-not to occur, the benefit related to the deductible temporary differences attributable to ordinary operations will be recognized as a reduction of the provision for income taxes. The benefit related to deductible temporary differences attributable to purchase accounting may result in a reduction to goodwill. The cumulative change in the valuation allowance for fiscal 2009, 2008 and 2007 was an increase of approximately $10.4 million, an increase of approximately $10.0 million and an increase of approximately $4.5 million, respectively. In the third quarter of fiscal 2008, we reversed a net $1.2 million of valuation allowance against certain Asia deferred tax assets. This reversal is reflected on the consolidated financial statements as a $1.2 million increase in deferred tax assets, a $0.5 million decrease to goodwill and a $0.7 million decrease to tax expense.

MERIX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A subsidiary in China is in a tax holiday effective through December 2009, whereby the applicable statutory rate was zero through December 2006 and subject to a reduced rate of 12.5% through December 2009. The impact of the China tax holiday was to increase net income by $0.4 million ($0.2 per diluted share in fiscal 2009, $0.5 million ($0.2 per diluted share) in fiscal 2008 and $0.4 million ($0.02 per diluted share) during fiscal 2007.

The Company will provide for U.S. income taxes on the earnings of foreign subsidiaries if foreign subsidiaries have positive taxable earnings and they are not considered indefinitely reinvested outside of the U.S. The Company indefinitely reinvests the cumulative undistributed earnings of its foreign subsidiaries. At May 30, 2009, the cumulative earnings and profits of foreign subsidiaries was a taxable deficit.

In fiscal 2008, the Company recorded $2.5 million in potential liability for uncertain tax positions related to the adoption of FIN 48. This was reflected as a $0.7 million increase to goodwill and a $1.8 million charge to beginning accumulated deficit. All of the Company’s potential liability for uncertain tax positions would have an impact on the effective tax rate if recognized. Accrued interest on potential liability for uncertain tax positions was $1.1 million at May 30, 2009 and $0.8 million at May 31, 2008.

Following is a rollforward of changes in fiscal 2008 to the Company’s potential liability for uncertain tax positions included as a component of other long-term liabilities on the consolidated balance sheet at May 30, 2009 (in thousands):

	2009	2008

Beginning Balance	$2,124	$—
Additions for tax positions taken in prior periods	—	2,119
Additions for tax positions taken in current period	318	5
Decreases for lapses in statutes of limitation	—	—
Decreases for settlements with taxing authorities	—	—

Ending Balance	$2,442	$2,124

Net Change	$318	$2,124

The Company believes it is reasonably possible that the total amount of potential liability for uncertain tax positions may change within the next 12 months but is unable to estimate the amount of the potential change.

The Company recognizes accrued interest and penalties on the potential liability for uncertain tax positions as a component of tax expense. This policy did not change as a result of the adoption of FIN 48. During fiscal 2009 and 2008, the Company recognized $0.3 million and $0.4 million, respectively, in interest related to the potential liability for uncertain tax positions. No penalties were recognized related to potential liability for uncertain tax positions in fiscal 2009 or 2008.

The Company files income tax returns in the U.S. federal jurisdiction and in various state and local and foreign jurisdictions. The Company is no longer subject to Internal Revenue Service (IRS) examinations for fiscal years prior to fiscal 2001, state or local examinations prior to fiscal 2002, and foreign income tax examinations before fiscal year 2002. The Company does not currently have any examinations in process.

Note 17.	Segment and Enterprise-Wide Disclosures

Prior to fiscal 2009, the Company reported three operating segments: 1) Oregon, 2) San Jose and 3) Asia. This was deemed appropriate as the operations of San Jose and Asia were managed

MERIX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

individually for a time after the acquisition of the San Jose subsidiary in fiscal 2005 and the acquisition of the Asia subsidiary in fiscal 2006. Subsequent to the hiring of the Company’s current Chief Executive Officer at the end of fiscal 2007 and the hiring of a Vice President of North American operations at the end of fiscal 2008, the Company’s management team and management reporting was restructured to focus on managing the businesses in North America and Asia as two cohesive business units. In the fourth quarter of fiscal 2009, an assessment of segment reporting requirements under Statement of Financial Accounting Standards (SFAS) No. 131, “Disclosures about Segments of an Enterprise and Related Information,” was undertaken. It was determined that the San Jose subsidiary did not meet the criteria of an operating segment under SFAS No. 131. As such, fiscal 2008 and fiscal 2007 financial information has been revised to present operating segment information consistently with the current year presentation. The following tables reconcile certain financial information by segment.

Net sales by segment for fiscal 2009, 2008 and 2007 were as follows (in thousands):

	2009	2008	2007

North America	$137,149	$203,202	$245,347
Asia	149,978	175,435	155,149

	$287,127	$378,637	$400,496

Gross profit by segment for fiscal 2009, 2008 and 2007 was as follows (in thousands):

	2009	2008	2007

North America	$4,739	$21,489	$54,037
Asia	17,447	16,370	11,534

	$22,186	$37,859	$65,571

Beginning in fiscal 2009, the Company recorded an allocation of certain costs attributable to costs of sales in all segments that were previously charged to the Merix Oregon segment and included certain engineering costs in costs of sales that were previously presented as a component of operating expenses. Gross profit by segment for the fiscal 2008 and fiscal 2007 has been revised to present comparable results. The impact of these revisions on gross margin by segment is presented in the tables below for fiscal 2008 and fiscal 2007:

		Effect of
	Fiscal	Engineering	Effect of	Fiscal
	2008	Cost	Global Cost	2008
Fiscal 2008:	(As Reported)	Reclassification	Allocation	(As Revised)

Merix North America	12.2%	(2.4)%	0.8%	10.6%
Merix Asia	11.3%	(1.1)%	(0.9)%	9.3%
Consolidated	11.8%	(1.8)%	—	10.0%

		Effect of
	Fiscal	Engineering	Effect of	Fiscal
	2007	Cost	Global Cost	2007
Fiscal 2007:	(As Reported)	Reclassification	Allocation	(As Revised)

Merix North America	23.5%	(2.2)%	0.7%	22.0%
Merix Asia	9.2%	(0.7)%	(1.1)%	7.4%
Consolidated	18.0%	(1.6)%	—	16.4%

MERIX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Total assets by segment at May 30, 2009 and May 31, 2008 were as follows (in thousands):

	2009	2008

North America	$132,225	$153,075
Asia	68,445	114,366

	$200,670	$267,441

Net sales to customers outside the United States totaled 46%, 35% and 37% in fiscal 2009, 2008 and 2007, respectively. There were no countries outside of the United States to which sales totaled 10% or more of net sales.

Long-lived assets by geographic location at May 30, 2009 and May 31, 2008 were as follows (in thousands):

	2009	2008

United States	$63,305	$79,172
People’s Republic of China (including Hong Kong)	57,083	71,244

	$120,388	$150,416

Note 18.	Benefit Plans

Defined Contribution 401(k) Plans

The Company maintains two defined contribution plans that cover all regular U.S.-based employees, which meet the requirements of Section 401(k) of the Internal Revenue Code. Prior to January 1, 2009, the Company provided matching contributions to the defined contributions under the terms described below. Effective January 1, 2009, the Company suspended matching contributions as part of cost containment measures in response to declining net sales. Reinstatement of the matching contributions will be considered when economic conditions improve and the Company achieves sustainable improvements in its financial performance.

Prior to suspension of the matching contribution, under the 401(k) plan for employees that reside in Oregon, the Company matches employee contributions of 100% of the first 3% of an employee’s base pay and Company contributions vest at a rate of 25% per year. The Company’s contributions may be made in cash or in the Company’s stock. Under the 401(k) plan for employees that reside in California, the Company matches employee contributions of 20% of the first 15% of an employee’s base pay and Company contributions vest at a rate of 20% per year after the first year. Contribution expense for matching contributions paid in cash totaled $0.7 million, $0.6 million and $0.1 million in fiscal 2009, 2008 and 2007, respectively. During 2008 and 2007, contribution expense for matching contributions in the Company’s common stock totaled $0.9 million and $1.2 million.

Effective September 3, 2008, the two defined contribution plans were merged. Employees residing in California became participants in the existing defined contribution plan for the employees residing in Oregon.

Long Service Payment Plan

Under statutory requirement, certain Asia employees are entitled to receive a long service payment if they have been employed under a continuous contract for a period of not less than five years. Upon termination of employment, the employee is entitled to receive either the long service payment, if eligible, or a severance payment, which are calculated as the lesser of (1) the employee’s last full month’s wages multiplied by two-thirds multiplied by the employee’s total number of service

MERIX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

years, or (2) 22,500 Hong Kong dollars (approximately U.S. $2,900 at May 30, 2009) multiplied by two-thirds multiplied by the employee’s total number of service years. The total cumulative severance and long service plan payment are subject to a maximum payment not to exceed 390,000 Hong Kong dollars (approximately U.S. $50,300 at May 30, 2009).

The Company’s Long Service Payment Plan accrual, included as a component of other long-term liabilities, at May 30, 2009 and May 31, 2008 was $25,000 and $32,000, respectively, and was offset by an unrecognized actuarial gain (loss) of $6,000 and ($6,000), respectively, which was included as a component of accumulated other comprehensive income. During fiscal 2009, 2008 and 2007, net periodic pension expense related to this plan was $8,000, $43,000 and $97,000, respectively. Detailed information pursuant to SFAS No. 87, “Employers’ Accounting for Pensions,” and SFAS No. 132 (Revised 2003), “Employer’s Disclosures about Pensions and Other Postretirement Benefits,” is not provided due to the immateriality of the defined benefit pension amounts. The Company’s liability under the Long Service Plan was significantly reduced due to the closure of the Hong Kong facility during fiscal 2008.

In the second quarter of fiscal 2007, the accrual for the Long Service Payment Plan was reduced by $1.4 million with a corresponding reduction to goodwill based on an estimate prepared by an outside actuary. The Company engaged an outside actuary to calculate the liability in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” and SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R).”

Note 19.	Commitments and Contingencies

Litigation

The Company is, from time to time, made subject to various legal claims, actions and complaints in the ordinary course of its business. Except as disclosed below, the Company believes that the outcome of the litigation should not have a material adverse effect on its consolidated results of operations, financial condition or liquidity.

Securities Class Action

Four purported class action complaints were filed against the Company and certain of its executive officers and directors in the first quarter of fiscal 2005. The complaints were consolidated in a single action entitled In re Merix Corporation Securities Litigation, Lead Case No. CV 04-826-MO, in the U.S. District Court for the District of Oregon. After the court granted the Company’s motion to dismiss without prejudice, the plaintiffs filed a second amended complaint. That complaint alleged that the defendants violated the federal securities laws by making certain inaccurate and misleading statements in the prospectus used in connection with the January 2004 public offering of approximately $103.4 million of the Company’s common stock. In September 2006, the Court dismissed that complaint with prejudice. The plaintiffs appealed to the Ninth Circuit Court of Appeals. In April 2008, the Ninth Circuit reversed the dismissal of the second amended complaint seeking an unspecified amount of damages. The Company sought rehearing which was denied and rehearing en banc was also denied. The Company obtained a stay of the mandate from the Ninth Circuit and filed a certiorari petition with the United States Supreme Court on September 22, 2008. On December 15, 2008, the Supreme Court denied the certiorari petition and the case was remanded back to the U.S. District Court for the District of Oregon. On May 15, 2009, the plaintiffs moved to certify a class of all investors who purchased in the public offering and who were damaged thereby. The Court has not yet ruled on that motion. The case is currently in the discovery phase. A potential loss or range of loss that could arise from these cases is not estimable or probable at this time.

MERIX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Breach of Contract Complaint

In June 2008, a complaint was filed against Merix Caymans Trading Company Ltd. by Clark Sales, LLC, Case No. 2:08-CV-12551-MOR-VMM, in the United States District Court, Eastern District of Michigan. The complaint alleges breach of contract in relation to payment of post-termination commissions. The plaintiffs sought damages in excess of $4 million. The parties reached a settlement agreement on November 24, 2008 and the Company recorded an accrual of $0.4 million in the second quarter of fiscal 2009. The terms of the settlement amount included a lump sum payment of $0.4 million paid in December 2008, and monthly payments thereafter based on net sales of certain products through August 15, 2009, paid in accordance with the Company’s existing commission structure for outside sales representatives.

Third-Party Indemnification

In the normal course of business, the Company indemnifies customers with respect to certain matters. The Company has agreed, under certain conditions, to hold these third parties harmless against specified losses, such as those arising from other third party claims that the Company’s products, when used for their intended purposes, infringe the intellectual property rights of such other third parties. To date, the Company has not recorded any material charges related to these types of indemnifications.

Commitments

As of May 30, 2009, the Company had capital commitments of approximately $0.7 million, primarily relating to the purchase of manufacturing equipment. The Company also had consignment agreements with certain suppliers for raw material inventory, some of which obligate the Company to purchase inventory on hand upon termination of the agreement. As of May 30, 2009, potential commitments under these agreements were insignificant.

Note 20.	Related Party Transactions

The Company recorded the following amounts for transactions with Huizhou Desay Holdings Co. Ltd. and its wholly-owned subsidiary, a minority shareholder of two Asia manufacturing facilities, during fiscal 2009, 2008 and 2007 as follows (in thousands):

	2009	2008	2007

Consulting fees	$213	$198	$174
Operating lease rental fees	329	305	270
Management fees	146	78	50
Capitalized construction costs	325	1,597	—
Other fees	287	406	400

	$1,300	$2,584	$894

Note 21.	Subsequent Events

On June 26, 2009, the Company entered into a Maximum Amount Mortgage Agreement that provides for borrowings up to 36 million renminbi (approximately US$5.3 million) under a credit facility secured by the building and land lease at the Company’s Huiyang manufacturing facility. The borrowing limit is expected to be increased to 50 million renminbi (approximately US$7.3 million) within 90 days upon perfection of the security interest in the building. The Company also entered into a related Loan Contract on June 26, 2009 for an initial loan advance under the credit facility of

MERIX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

US$1.5 million which matures one year from the date of drawdown, which is expected to occur in August 2009. In the event of termination of this credit facility, the Company intends to refinance any amounts outstanding on this line with borrowings under the master revolving Credit Facility. As such, borrowings under this Maximum Amount Mortgage Agreement will be classified as long-term debt in the Company’s consolidated balance sheet.

Note 22.	Quarterly Data (Unaudited)

Unaudited quarterly financial data for each of the eight fiscal quarters in the two-year period ended May 30, 2009 was as follows (in thousands, except per share data):

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

Fiscal 2009

Net sales	$90,627	$76,900	$60,721	$58,879
Gross profit	10,274	6,035	876	5,001
Operating income (loss)(1)	16	(4,260)	(30,833)	(6,649)
Net loss(1)	(2,147)	(6,088)	(32,666)	(8,363)
Basic net loss per share	(0.10)	(0.29)	(1.54)	(0.39)
Diluted net loss per share	(0.10)	(0.29)	(1.54)	(0.39)

Fiscal 2008

Net sales	$99,430	$97,378	$94,275	$87,544
Gross profit	11,043	9,523	7,924	9,369
Operating loss(2)	(1,878)	(3,216)	(17,510)	(301)
Net loss(2)	(3,649)	(5,009)	(13,354)	(3,539)
Basic net loss per share	(0.17)	(0.24)	(0.63)	(0.17)
Diluted net loss per share	(0.17)	(0.24)	(0.63)	(0.17)

(1)	Includes $24.9 million of severance, impairment and restructuring charges in fiscal 2009. See Note 15 for additional information.

(2)	Includes $15.7 million of severance, impairment and restructuring charges in fiscal 2008. See Note 15 for additional information.

MERIX CORPORATION

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

		Additions
	Balance at	Charged to	Charged to	Acquired		Balance at
	Beginning	Costs and	Other	through		End of
	of Period	Expenses	Accounts(1)	Acquisitions	Deductions(2)	Period
	(In thousands)

For the fiscal year ended May 30, 2009
Allowance for sales adjustments and doubtful accounts	$2,252	$1,162	$1,975	$—	$(3,887)	$1,502
Inventory obsolescence reserve	3,719	5,311	—	—	(5,410)	3,620
Tax valuation allowance	31,003	10,383	—	—	—	41,386
For the fiscal year ended May 31, 2008
Allowance for sales adjustments and doubtful accounts	$3,168	$304	$1,236	$—	$(2,456)	$2,252
Inventory obsolescence reserve	3,379	5,658	—	—	(5,318)	3,719
Tax valuation allowance	20,976	10,572	—	(545)	—	31,003
For the fiscal year ended May 26, 2007
Allowance for sales adjustments and doubtful accounts	$2,683	$1,655	$1,442	$—	$(2,612)	$3,168
Inventory obsolescence reserve	2,592	3,020	—	—	(2,233)	3,379
Tax valuation allowance	16,518	4,580	—	(122)	—	20,976

(1)	Charged to net sales.

(2)	Charges to the accounts included in this column are for the purposes for which the reserves were created and include write-offs, net of recoveries.

MERIX CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	November 28,	May 30,
	2009	2009
	(In thousands)
	(Unaudited)

Assets
Current assets:
Cash and cash equivalents	$10,472	$16,141
Accounts receivable, net of allowances for doubtful accounts of $1,640 and $1,503	53,523	43,290
Inventories, net	17,203	14,593
Assets held for sale	112	3
Deferred income taxes	265	160
Prepaid and other current assets	9,703	5,437

Total current assets	91,278	79,624
Property, plant and equipment, net of accumulated depreciation of $146,729 and $138,482	85,283	95,170
Goodwill	11,392	11,392
Definite-lived intangible assets, net of accumulated amortization of $11,318 and $10,380	5,890	6,828
Deferred income taxes, net	1,656	521
Assets held for sale	1,146	1,146
Other assets	4,062	4,470

Total assets	$200,707	$199,151

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$41,866	$33,371
Accrued liabilities	12,521	13,088

Total current liabilities	54,387	46,459
Long-term debt	78,000	78,000
Other long-term liabilities	4,771	4,374

Total liabilities	137,158	128,833

Commitments and Contingencies (Note 15)
Shareholders’ equity:
Preferred stock, no par value; 10,000 shares authorized; none issued	—	—
Common stock, no par value; 50,000 shares authorized; 21,880 and 21,781 issued and outstanding	217,953	217,112
Accumulated deficit	(158,583)	(150,813)
Accumulated other comprehensive income	39	34

Total Merix shareholders’ controlling interest	59,409	66,333
Noncontrolling interest	4,140	3,985

Total shareholders’ equity	63,549	70,318

Total liabilities and shareholders’ equity	$200,707	$199,151

See accompanying Notes to Consolidated Financial Statements.

MERIX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Quarter Ended		Six Months Ended
	November 28,	November 29,	November 28,	November 29,
	2009	2008	2009	2008
	(In thousands, except per share data)
	(Unaudited)

Net sales	$71,298	$76,900	$129,095	$167,527
Cost of sales	62,216	70,865	116,499	151,218

Gross profit	9,082	6,035	12,596	16,309
Operating expenses:
Engineering	343	697	604	1,260
Selling, general and administration	8,865	7,989	16,831	17,691
Amortization of intangible assets	469	520	938	1,040
Impairment of fixed assets (Note 17)	—	702	642	702
Severance charges and other restructuring costs (Note 17)	—	387	314	(140)
Total operating expenses	9,677	10,295	19,329	20,553

Operating loss	(595)	(4,260)	(6,733)	(4,244)
Other income (expense):
Interest income	5	45	11	96
Interest expense	(1,020)	(984)	(2,061)	(1,860)
Other income (expense), net	1,491	(90)	1,438	(454)

Total other income (expense), net	476	(1,029)	(612)	(2,218)

Loss before income taxes and minority interests	(119)	(5,289)	(7,345)	(6,462)
Provision for (benefit from) income taxes	(1,014)	693	(105)	1,421

Net income (loss)	895	(5,982)	(7,240)	(7,883)
Net income attributable to noncontrolling interest	431	106	530	352

Net income (loss) attributable to controlling interest	$464	$(6,088)	$(7,770)	$(8,235)

Basic and diluted income (loss) per share attributable to Merix common shareholders	$0.02	$(0.29)	$(0.36)	$(0.39)

Weighted average number of shares — basic	21,628	20,945	21,621	20,867

Weighted average number of shares — diluted	22,296	20,945	21,621	20,867

See accompanying Notes to Consolidated Financial Statements.

MERIX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME (LOSS)
For the six months ended November 28, 2009 and November 29, 2008

					Accumulated
					Other
	Non-				Comprehensive	Total
	controlling	Common Stock		Accumulated	Income	Shareholders’
	Interest	Shares	Amount	Deficit	(Loss)	Equity
	(In thousands)

Balance at May 31, 2008	$4,573	21,073	$215,085	$(101,358)	$47	$118,347
Dividend declared for distribution to non-controlling interest	(297)	—	—	—	—	(297)
Stock Plans:
Issuance of restricted stock to employees	—	26	—	—	—	—
Issuance of stock under employee stock purchase plan	—	147	262	—	—	262
Share-based compensation expense	—	—	566	—	—	566
Shares repurchased, surrendered or cancelled	—	(8)	(18)	—	—	(18)
Comprehensive loss:
Net income (loss)	246	—	—	(2,147)	—	(1,901)
Foreign currency translation adjustment, net of tax	—	—	—	—	(2)	(2)

Quarterly comprehensive loss						(1,903)

Balance at August 30, 2008	$4,522	21,238	$215,895	$(103,505)	$45	$116,957
Dividend declared for distribution to non-controlling interest	(934)	—	—	—	—	(934)
Stock Plans:
Share-based compensation expense	—	—	406	—	—	406
Comprehensive loss:
Net income (loss)	106	—	—	(6,088)	—	(5,982)
Foreign currency translation adjustment, net of tax	—	—	—	—	(14)	(14)

Quarterly comprehensive loss						(5,996)

Balance at November 29, 2008	$3,694	21,238	$216,301	$(109,593)	$31	$110,433

Comprehensive loss — six months ended November 29, 2008:
Net loss						$(7,883)
Foreign currency translation adjustment, net of tax						(16)

Net comprehensive loss						$(7,899)

Balance at May 30, 2009	$3,935	21,781	$217,112	$(150,622)	$33	$70,458
Elimination of one-month reporting lag for Asia subsidiary	50	—	—	(191)	1	(140)
Dividend declared for distribution to non-controlling interest	(375)	—	—	—	—	(375)
Stock Plans:
Issuance of restricted stock to employees	—	108	—	—	—	—
Share-based compensation expense	—	—	475	—	—	475
Shares repurchased, surrendered or cancelled	—	(8)	(8)	—	—	(8)

					Accumulated
					Other
	Non-				Comprehensive	Total
	controlling	Common Stock		Accumulated	Income	Shareholders’
	Interest	Shares	Amount	Deficit	(Loss)	Equity
	(In thousands)

Comprehensive loss:
Net income (loss)	99	—	—	(8,234)	—	(8,135)
Foreign currency translation adjustment, net of tax	—	—	—	—	(1)	(1)

Quarterly comprehensive loss						(8,136)

Balance at August 29, 2009	$3,709	21,881	$217,579	$(159,047)	$33	$62,274
Dividend declared for distribution to non-controlling interest		—	—	—	—	—
Stock Plans:
Share-based compensation expense	—	—	376	—	—	376
Shares repurchased, surrendered or cancelled	—	(1)	(2)	—	—	(2)
Comprehensive loss:
Net income	431	—	—	464	—	895
Foreign currency translation adjustment, net of tax	—	—	—	—	6	6

Quarterly comprehensive income						901

Balance at November 28, 2009	$4,140	21,880	$217,953	$(158,583)	$39	$63,549

Comprehensive loss — six months ended November 28, 2009:
Net loss						$(7,240)
Foreign currency translation adjustment, net of tax						5

Net comprehensive loss						$(7,235)

See accompanying Notes to Consolidated Financial Statements.

MERIX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	November 28,	November 29,
	2009	2008
	(In thousands)
	(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(7,240)	$(7,883)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	11,353	11,125
Share-based compensation expense	850	973
Impairment of fixed assets	642	702
Gain on disposition of assets	(25)	(628)
VAT penalty accrual reversal	(1,522)	—
Alternative minimum tax refund receivable	(580)	—
Deferred income taxes	(1,240)	13
Changes in operating accounts:
(Increase) decrease in accounts receivable, net	(10,345)	7,471
(Increase) decrease in inventories, net	(2,610)	1,222
(Increase) decrease in other assets	(3,630)	1,724
Increase (decrease) in accounts payable	8,724	(1,498)
Increase (decrease) in other accrued liabilities	1,380	(1,652)
Increase (decrease) in due to affiliate, net	—	1,519

Net cash provided by (used in) operating activities	(4,243)	13,088
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(1,069)	(14,844)
Proceeds from disposal of property, plant and equipment	28	599

Net cash used in investing activities	(1,041)	(14,245)
CASH FLOWS FROM FINANCING ACTIVITIES
Borrowing on revolving line of credit	5,000	28,983
Borrowing on long-term notes payable	5,200	—
Principal payments on revolving line of credit	(10,200)	(22,000)
Proceeds from exercise of stock options and stock plan transactions	—	263
Reacquisition of common stock	(10)	(18)
Dividend distribution to non-controlling interest	(375)	(296)
Other financing activities	—	(20)

Net cash provided by (used in) financing activities	(385)	6,912

NET CHANGE IN CASH AND CASH EQUIVALENTS	(5,669)	5,755
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	16,141	5,728

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$10,472	$11,483

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for income taxes, net	$1,580	$1,664
Cash paid for interest	738	976

See accompanying Notes to Consolidated Financial Statements.

MERIX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1.	NATURE OF BUSINESS

Merix Corporation, an Oregon corporation, was formed in March 1994. Merix is a leading global manufacturing service provider for technologically advanced printed circuit boards (PCBs) for original equipment manufacturer (OEM) customers and their electronic manufacturing service (EMS) providers. The Company’s principal products are complex multi-layer rigid PCBs, which are the platforms used to interconnect microprocessors, integrated circuits and other components that are essential to the operation of electronic products and systems. The market segments the Company serves are primarily in commercial equipment for the communications and networking, computing and peripherals, industrial and medical, defense and aerospace and automotive markets. The Company’s markets are generally characterized by rapid technological change, high levels of complexity and short product life-cycles, as new and technologically superior electronic equipment is continually being developed.

NOTE 2.	BASIS OF PRESENTATION AND CONSOLIDATION

The accompanying consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (SEC). Certain information and note disclosures normally included in the Annual Report on Form 10-K prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to those rules or regulations. The interim consolidated financial statements are unaudited; however, they reflect all normal recurring adjustments and non-recurring adjustments that are, in the opinion of management, necessary for a fair presentation. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included in the Company’s 2009 Annual Report on Form 10-K. Results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

The Company’s fiscal year consists of a 52 or 53 week period that ends on the last Saturday in May. Fiscal 2010 is a 52-week fiscal year ending on May 29, 2010. The second quarters of fiscal 2010 and fiscal 2009 included 13 weeks each and ended November 28, 2009 and November 29, 2008, respectively. The six month periods ended November 28, 2009 and November 29, 2008 each included 26 weeks.

The consolidated financial statements include the accounts of Merix Corporation and its wholly-owned and majority-owned subsidiaries. Beginning in the first quarter of fiscal 2010, all intercompany accounts, transactions and profits have been eliminated in consolidation. Prior to May 30, 2009 certain intercompany amounts related to Merix Asia could not be eliminated, as discussed in Note 5.

The functional currency for all subsidiaries is the U.S. dollar. Foreign exchange losses totaled $0.1 million for both the fiscal quarter ended November 28, 2009 and the fiscal quarter ended November 29, 2008 and are included in net other expense in the consolidated statements of operations. Foreign exchange losses for the six months ended November 28, 2009 and November 29, 2008 totaled $0.1 million and $0.4 million, respectively.

Events subsequent to November 28, 2009 were evaluated through January 4, 2010, the date on which the financial statements were issued.

NOTE 3.	MERGER AGREEMENT

On October 6, 2009, the Company announced that it entered into a merger agreement to be acquired by Viasystems Group, Inc. (Viasystems), a leading worldwide provider of complex multi-layer printed circuit boards and electro-mechanical solutions. Under the terms of the merger agreement, Viasystems will acquire all of the outstanding common stock of Merix Corporation.

MERIX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Approximately 98 percent of the holders of Merix’ $70 million 4% Convertible Senior Subordinated Notes due 2013 have agreed to enter into an exchange agreement by which their notes will be exchanged for approximately 1.4 million newly issued Viasystems shares plus a total cash payment of approximately $35 million.

Following completion of the merger transaction and noteholder exchange agreements, and an approximate 9-for-1 reverse stock split, Viasystems will have approximately 20 million shares outstanding which will be publicly traded on the NASDAQ exchange. Existing Merix shareholders will own approximately 2.5 million shares or approximately 12.5% of the shares outstanding, Merix noteholders will own approximately 1.4 million shares or 7.0% of the shares outstanding, and existing Viasystems shareholders will own approximately 16.1 million shares or 80.5% of the shares outstanding.

The Company’s Board of Directors has unanimously approved the merger and the related plan of merger, which must also be approved by a majority of the Company’s shareholders entitled to vote thereon and is expected to be completed in February 2010.

NOTE 4.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

We estimate the fair value of our monetary assets and liabilities based upon comparison of such assets and liabilities to the current market values for instruments of a similar nature and degree of risk. Our monetary assets and liabilities include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and long-term debt. Due to their short-term nature, we estimated that the recorded value of our monetary assets and liabilities, except long-term debt as disclosed below, approximated fair value as of November 28, 2009 and May 30, 2009.

The fair market value of long-term fixed interest rate debt is subject to interest rate risk. Generally, the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise; however, the quoted market price for the Company’s debt is currently reflecting a significant risk premium. The Company’s debt trades infrequently in the open market and as such, the quoted market price is considered a Level II input in the assessment of fair value. At November 28, 2009 and May 30, 2009, respectively, the book value of our fixed rate debt and the fair value, based on open market trades proximate to the fair value measurement date, was as follows:

	November 28,	May 30,
	2009	2009

Book value of fixed rate debt	$70,000	$70,000

Fair value of fixed rate debt	$40,885	$28,000

NOTE 5.	ELIMINATION OF ONE MONTH REPORTING LAG FOR MERIX ASIA

The Company implemented an enterprise resource planning (ERP) system during the first quarter of fiscal 2009 for Merix Asia. Prior to that implementation, the Company’s financial reporting systems at Merix Asia were predominantly manual in nature, and required significant time to process and review the transactions in order to assure the financial information was properly stated. Additionally, Merix Asia performs a complex regional financial consolidation of its subsidiaries prior to the Company’s final consolidation. The time required to complete Merix Asia’s consolidation, record intercompany transactions and properly report any adjustments, intervening and/or subsequent events required the use of a one-month lag in consolidating the financial statements for Merix Asia with Merix Corporation through the end of fiscal 2009. Intercompany balances resulting from transactions with Merix Asia during the one-month lag period were netted and presented as a current asset or liability on the consolidated balance sheet.

MERIX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As a result of the implementation of the new ERP system for Merix Asia and the related streamlining of business processes the Company has been able to eliminate the one-month reporting lag for Merix Asia as of the commencement of the first quarter of fiscal 2010.

The elimination of the one-month reporting lag resulted in an increase to accumulated deficit as of May 30, 2009 of $0.2 million, representing the operating results for Merix Asia for the four weeks ended May 30, 2009 as presented below:

Net Sales	$8,182
Cost of Sales	7,389

Gross Profit	793
Gross margin	9.7%
Engineering expense	56
Selling, general and administration	510
Amortization of intangible assets	56
Severance, asset impairment and restructuring charges	197

Loss from operations	(26)
Other expense, net	16
Provision for income taxes	99

Net loss	(141)
Net income attributable to noncontrolling interest	50

Net increase to accumulated deficit	$(191)

MERIX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The amounts presented on the consolidated balance sheet as of May 30, 2009 have been revised from those previously reported in the Annual Report on Form 10-K to reflect the consolidation of Merix Asia after the elimination of the one-month reporting lag as shown below:

	May 30,	May 30,
	2009	2009
	(As Reported)	(As Revised)

Assets
Cash	$17,571	$16,141
Accounts receivable, net	43,285	43,290
Inventories, net	14,367	14,593
Other current assets	5,059	5,600

Total current assets	80,282	79,624
Property, plant and equipment, net	95,883	95,170
Other assets	24,505	24,357

Total assets	$200,670	$199,151

Liabilities and Shareholder’s Equity
Accounts payable	$33,263	$33,371
Accrued liabilities	14,715	13,088

Total current liabilities	47,978	46,459
Long-term debt	78,000	78,000
Other long-term liabilities	4,234	4,374

Total liabilities	130,212	128,833
Noncontrolling interest	3,935	3,985
Common stock	217,112	217,112
Accumulated other comprehensive income	33	34
Accumulated deficit	(150,622)	(150,813)

Total shareholder’s equity	70,458	70,318

Total liabilities and shareholder’s equity	$200,670	$199,151

Prior period consolidated results of operations and cash flows have not been restated to conform with the new Merix Asia fiscal reporting period since the results, as previously presented, are considered comparable to the current year consolidated financial statements in all material respects.

NOTE 6.	INVENTORIES

Inventories are valued at the lower of cost or market and include materials, labor and manufacturing overhead. Inventory cost is determined by standard cost, which approximates the first-in, first-out (FIFO) basis.

Provisions for inventories are made to reduce excess inventories to their estimated net realizable values, as necessary. A change in customer demand for inventory is the primary indicator for reductions in inventory carrying values. The Company records provisions for excess inventories based on historical experiences with customers, the ability to utilize inventory in other programs, the ability to redistribute inventory back to the suppliers and current and forecasted demand for the inventory. The

MERIX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

increase (decrease) to inventory valuation reserves was ($0.1 million) and $0.6 million, respectively for the second quarters of fiscal 2010 and 2009, and ($0.4 million) and ($0.2 million), respectively during the fiscal year-to-date periods ended November 28, 2009 and November 29, 2008. As of November 28, 2009 and May 30, 2009, inventory reserves totaled $3.2 million and $3.6 million, respectively.

The Company maintains inventories on a consignment basis at global customer locations. Consignment inventory is recorded as inventory until the product is pulled from the consignment inventories by the customer and all risks and rewards of ownership of the consignment inventory have been transferred to the customer.

Abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) are recognized as current-period charges and the allocation of fixed production overheads to the costs of conversion is based on the normal capacity of the production facilities. The Company is required to estimate the amount of idle capacity and expense amounts in the current period. During the first quarter of fiscal 2010, the Company expensed $0.1 million related to abnormally low production volumes as a component of cost of sales. There were no amounts expensed related to abnormally low production volumes and related excess capacity in the second quarter of fiscal 2010, or the first six months of fiscal 2009.

Inventories, net of related reserves, consisted of the following (in thousands):

	November 28,	May 30,
	2009	2009

Raw materials	$3,394	$2,910
Work-in-process	5,913	3,967
Finished goods	3,454	3,930
Consignment finished goods	4,442	3,786

Total inventories	$17,203	$14,593

NOTE 7.	PREPAID AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following at November 28, 2009 and May 30, 2009 (in thousands):

	November 28,	May 30,
	2009	2009

Prepaid expenses	$1,266	$1,578
Income taxes receivable	658	328
Value-added tax receivable	5,317	2,009
Other assets	2,462	1,522

	$9,703	$5,437

NOTE 8.	DEFINITE-LIVED INTANGIBLE ASSETS

At November 28, 2009 and May 30, 2009, the Company’s definite-lived intangible assets included customer relationships and a manufacturing sales representative network. The gross amount

MERIX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of the Company’s definite-lived intangible assets and the related accumulated amortization were as follows (in thousands):

	Amortization	November 28,	May 30,
	Period	2009	2009

Customer relationships	6.5-10 years	$17,168	$17,168
Manufacturing sales representatives network	5.5 years	40	40

		17,208	17,208
Accumulated amortization		(11,318)	(10,380)

		$5,890	$6,828

Amortization expense was as follows (in thousands):

	Six Months Ended
	November 28,	November 29,
	2009	2008

Customer relationships	$934	$1,036
Manufacturing sales representatives network	4	4

	$938	$1,040

Amortization expense is scheduled as follows (in thousands):

Remainder of fiscal 2010	$828
2011	1,552
2012	1,120
2013	727
2014	727
Thereafter	936

$5,890

NOTE 9.	OTHER ASSETS

Other assets consisted of the following at November 28, 2009 and May 30, 2009 (in thousands):

	November 28,	May 30,
	2009	2009

Leasehold land use rights, net	$1,183	$1,197
Deferred financing costs, net	2,629	3,022
Other assets	250	251

	$4,062	$4,470

MERIX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 10.	ACCRUED LIABILITIES

Accrued liabilities consisted of the following at November 28, 2009 and May 30, 2009 (in thousands):

	November 28,	May 30,
	2009	2009

Accrued compensation	$7,570	$6,602
Accrued warranty (Note 11)	879	986
Income taxes payable	848	321
Contingent customs penalty accrual	—	1,522
Other liabilities	3,224	3,657

	$12,521	$13,088

From September 2005 through October 2006, the Company recorded $1.5 million of contingent liability for potential customs penalties related to subcontract manufacturing. In the second quarter of fiscal 2010, due primarily to the passage of time, the Company determined that it was not probable that such a penalty would be assessed and, accordingly, have reversed the $1.5 million accrual. The credit is recorded as a component of net other non-operating income on the consolidated statement of operations.

NOTE 11.	ACCRUED WARRANTY

The Company generally warrants its products for a period of up to twelve months from the point of sale. The Company records a liability for the estimated cost of the warranty upon transfer of ownership of the products to the customer. Using historical data, the Company estimates warranty costs and records the provision for such charges as an element of cost of sales upon the recognition of the related revenue. The Company also accrues warranty liability for certain specifically-identified items that are not covered by its assessment of historical experience.

Warranty activity was as follows (in thousands):

	Fiscal Quarter Ended		Six Months Ended
	November 28,	November 29,	November 28,	November 29,
	2009	2008	2009	2008

Balance, beginning of period	$701	$2,320	$986	$2,147
Provision for warranty charges	913	828	1,371	1,509
Warranty charges incurred	(735)	(1,078)	(1,478)	(1,586)

Balance, end of period	$879	$2,070	$879	$2,070

MERIX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 12.	EARNINGS PER SHARE AND ANTIDILUTIVE SHARES

For the fiscal quarters and six-month periods ended November 28, 2009 and November 29, 2008, the following potentially dilutive shares were excluded from the calculation of diluted EPS because their effect would have been antidilutive:

Potential common
shares excluded from
diluted EPS since	Fiscal Quarter Ended		Six Months Ended
their effect would be	November 28,	November 29,	November 28,	November 29,
antidilutive:	2009	2008	2009	2008

Stock options	1,821	3,371	1,953	3,310
Restricted stock awards	—	293	252	293
Convertible notes	4,608	4,608	4,608	4,608

NOTE 13.	SEGMENT INFORMATION

The Company has two reportable business segments defined by geographic location: North America and Asia. Operating segments are defined as components of an enterprise for which separate financial information is available and regularly reviewed by senior management. The Company’s operating segments are evidence of the internal structure of its organization. Each segment operates in the same industry with production facilities that produce similar customized products for its customers. The production facilities, sales management and chief decision-makers for all processes are managed by the same executive team. The Company’s chief operating decision maker is its Chief Executive Officer. Segment disclosures are presented to the gross profit level as this is the primary performance measure for which the segment managers are responsible. No other operating results information is provided to the chief operating decision maker for review at the segment level. The following tables reconcile certain financial information by segment.

Net sales by segment were as follows (in thousands):

	Fiscal Quarter Ended		Six Months Ended
	November 28,	November 29,	November 28,	November 29,
	2009	2008	2009	2008

North America	$32,735	$36,151	$59,032	$81,068
Asia	38,563	40,749	70,063	86,459

	$71,298	$76,900	$129,095	$167,527

Gross profit by segment was as follows (in thousands):

	Fiscal Quarter Ended		Six Months Ended
	November 28,	November 29,	November 28,	November 29,
	2009	2008	2009	2008

North America	$3,324	$1,484	$2,553	$6,648
Asia	5,758	4,551	10,043	9,661

	$9,082	$6,035	$12,596	$16,309

MERIX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Total assets by segment were as follows (in thousands):

	November 28,	May 30,
	2009	2009

North America	$131,078	$131,535
Asia	69,629	67,616

	$200,707	$199,151

NOTE 14.	SIGNIFICANT CUSTOMERS

There were no customers individually accounting for 10% or more of the Company’s net sales in the second quarter of fiscal 2010 and the six months ended November 28, 2009. One customer accounted for 10% and 13%, respectively, of the Company’s net sales in the second quarter of fiscal 2009 and the six months ended November 29, 2008.

At November 28, 2009, five entities represented approximately 44% of the Company’s net accounts receivable balance, individually ranging from approximately 5% to approximately 18%. The Company has not experienced significant losses related to its accounts receivable in the past.

NOTE 15.	COMMITMENTS AND CONTINGENCIES

Litigation

The Company is, from time to time, made subject to various legal claims, actions and complaints in the ordinary course of its business. Except as disclosed below, management believes that the outcome of litigation should not have a material adverse effect on its consolidated results of operations, financial condition or liquidity.

Securities Class Action Complaints

Four purported class action complaints were filed against the Company and certain of its executive officers and directors on June 17, 2004, June 24, 2004 and July 9, 2004. The complaints were consolidated in a single action entitled In re Merix Corporation Securities Litigation , Lead Case No. CV 04-826-MO, in the U.S. District Court for the District of Oregon. After the court granted the Company’s motion to dismiss without prejudice, the plaintiffs filed a second amended complaint. That complaint alleged that the defendants violated the federal securities laws by making certain inaccurate and misleading statements in the prospectus used in connection with the January 2004 public offering of approximately $103.4 million of the Company’s common stock. In September 2006, the Court dismissed that complaint with prejudice. The plaintiffs appealed to the Ninth Circuit Court of Appeals. In April 2008, the Ninth Circuit reversed the dismissal of the second amended complaint seeking an unspecified amount of damages. The Company sought rehearing which was denied and rehearing en banc was also denied. The Company obtained a stay of the mandate from the Ninth Circuit and filed a certiorari petition with the United States Supreme Court on September 22, 2008. On December 15, 2008, the Supreme Court denied the certiorari petition and the case was remanded back to the U.S. District Court for the District of Oregon. On May 15, 2009, the plaintiffs moved to certify a class of all investors who purchased in the public offering and who were damaged thereby. On November 5, 2009, the court partially granted the certification motion and certified a class consisting of all persons and entities who purchased or otherwise acquired the Company’s common stock from an underwriter directly pursuant to the Company’s January 29, 2004 offering, who held the stock through May 13, 2004, and who were damaged thereby. The case is currently in the discovery phase. The plaintiffs seek unspecified damages. A potential loss or range of loss that could arise from these cases is not estimable or probable at this time.

MERIX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company, its board of directors and Viasystems are named as defendants in two putative class action lawsuits brought by alleged Merix shareholders challenging the Company’s proposed merger with Viasystems. The shareholder actions were both filed in the Circuit Court of the State of Oregon, County of Multnomah. The actions are called Asbestos Workers Philadelphia Pension Fund v. Merix Corporation, et al., filed October 13, 2009, Case No. 0910-14399 and W. Donald Wybert v. Merix Corporation, et al., filed on or about November 5, 2009, Case No. 0911-15521. Both shareholder actions generally allege, among other things, that each member of the Company’s board of directors breached fiduciary duties to the Company and its shareholders by authorizing the sale of Merix to Viasystems for consideration that does not maximize value to shareholders. The complaints also allege that Viasystems and the Company aided and abetted the breaches of fiduciary duty allegedly committed by the members of the Company’s board of directors. The shareholder actions seek equitable relief, including to enjoin the defendants from consummating the merger on the agreed-upon terms. On November 23, 2009, the court entered an order consolidating the cases into one matter. On or about December 2, 2009, the plaintiffs filed a Consolidated Amended Class Action Complaint, which substantially repeats the allegations of the original complaints, adds Maple Acquisition Corp., the Viasystems subsidiary formed for the merger, as a defendant and also alleges that Merix did not make sufficient disclosures regarding the merger.

Commitments

As of November 28, 2009, the Company had capital commitments of approximately $1.3 million, primarily relating to the purchase of machinery and equipment.

NOTE 16.	RELATED PARTY TRANSACTIONS

The Company paid the following amounts to Huizhou Desay Holdings Co. Ltd. and its wholly-owned subsidiary, a minority shareholder of two Merix Asia manufacturing facilities, during the periods indicated (in thousands):

	Fiscal Quarter Ended		Six Months Ended
	November 28,	November 29,	November 28,	November 29,
	2009	2008	2009	2008

Consulting fees	$53	$53	$106	$145
Operating lease rental fees	83	81	164	224
Management fees	36	39	72	55
Capitalized construction costs for factory expansion	—	247	—	1,406
Other fees	77	84	143	322

	$249	$504	$485	$2,152

MERIX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 17.	SEVERANCE, ASSET IMPAIRMENT AND RESTRUCTURING CHARGES

Total severance, asset impairment and restructuring charges were as follows (in thousands):

	Fiscal Quarter Ended		Six Months Ended
	November 28,	November 29,	November 28,	November 29,
	2009	2008	2009	2008

Severance charges — Asia	$—	$81	$95	$121
Gain on sale of Merix Asia equipment	—	—	—	(567)
Other restructuring — Asia	—	—	56	—
Severance charges — North America	—	306	150	306
Asset impairment — North America	—	702	642	702
Legal and other restructuring charges	—	—	13	—

	$—	$1,089	$956	$562

In the first six months of fiscal 2010, the Company recorded $0.1 million in restructuring costs related to the relocation of our Asia administrative offices from Hong Kong to the PRC, comprised of severance and relocation freight costs.

The Company also recorded $0.2 million in other severance charges during the first six months of fiscal 2010 due to minor reductions-in-force in North America in order to mitigate costs in response to softness in demand for its products.

The Company determined in the first quarter of fiscal 2010 that certain manufacturing equipment at its Forest Grove facility with a net book value of $0.6 million would be decommissioned. An impairment charge was recorded to write off the net book value of this equipment.

To reduce expenditures in response to lower demand for our products as a result of deteriorating macroeconomic conditions in the second quarter of fiscal 2009, the Company completed a modest reduction in headcount to reduce administrative overhead costs, primarily in the North America segment, with a small impact in the Asia segment. The headcount reductions were completed in October 2008 and the Company incurred and paid approximately $0.4 million in severance and related charges during the second quarter of fiscal 2009.

In the second quarter of fiscal 2009, the Company implemented a plan to dispose of certain surplus plant assets to streamline the utilization of equipment in its Oregon factory and recorded an impairment charge of $0.7 million on the assets, which were sold in the third quarter of fiscal 2009.

In the first quarter of fiscal 2009, the Company recorded a gain of approximately $0.6 million related to the sale of equipment previously used at our Hong Kong manufacturing facility, which was closed in the fourth quarter of fiscal 2008.

A roll-forward of the Company’s severance accrual for the first two quarters of fiscal 2010 was as follows (in thousands):

	Beginning	Charged to		Ending
	Balance	Expense	Expenditures	Balance

First quarter	$435	$245	$(572)	$108
Second quarter	108	—	(108)	—

MERIX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 18.	NEW ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141(R), “Business Combinations,” which replaces SFAS No. 141, “Business Combinations .” SFAS No. 141(R) establishes principles and requirements for how an acquiring company (1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is effective for business combinations occurring on or after December 15, 2008, and applies to all transactions or other events in which the Company obtains control in one or more businesses. The adoption of SFAS No. 141(R) did not have a material impact on the Company’s consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51,” which requires the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. It also requires the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, and early adoption is prohibited. SFAS No. 160 shall be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirements. The impact of adopting SFAS No. 160 did not have a material impact on the Company’s consolidated financial position or results of operations. The adoption of SFAS No. 160 did result in a reclassification of minority interest into total consolidated equity thereby increasing total equity by $4.0 million at May 30, 2009.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities,” which requires certain disclosures related to derivative instruments. SFAS No. 161 is effective prospectively for interim periods and fiscal years beginning after November 15, 2008. The Company currently has no derivative instruments and does not currently engage in hedging activity and as such, the adoption of SFA No. 161 did not have a significant impact on its consolidated financial position and results of operations.

In April 2008, the FASB issued Staff Position No. FAS 142-3 “Determination of the Useful Life of Intangible Assets” (FSP 142-3). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets.” The intent of this Staff Position is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141(R), “Business Combinations,” and other U.S. generally accepted accounting principles. FSP 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The adoption of FSP 142-3 did not have a significant impact on the Company’s consolidated financial position or results of operations.

In May 2008, the FASB issued Staff Position No. APB 14-1 “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (FSP APB 14-1). FSP APB 14-1 clarifies that convertible debt instruments that may be settled in cash upon

MERIX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

conversion (including partial cash settlement) are not addressed by paragraph 12 of APB Opinion No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants.” Additionally, FSP APB 14-1 specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company currently has no convertible debt instruments that may be settled in cash upon conversion and, as such, the adoption did not have a significant impact on its consolidated financial position and results of operations.

In April 2009, the FASB issued Staff Position No. FAS 107-1 and APB 28-1 “Interim Disclosures About Fair Value of Financial Instruments” (FSP FAS 107-1 & APB 28-1) which requires disclosure about the method and significant assumptions used to establish the fair value of financial instruments for interim reporting periods as well as annual reporting periods. FSP FAS 107-1 & APB 28-1 is effective for interim reporting periods ending after June 15, 2009 and the adoption of this FSP did not have a material impact on the Company’s consolidated financial position and results of operations.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events.” SFAS No. 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, the standard requires disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, which will alert users of the financial statements that the Company has not evaluated subsequent events occurring after that date. SFAS No. 165 is effective for interim or annual reporting periods ending after June 15, 2009 and the adoption of SFAS No. 165 did not have a material impact on the Company’s consolidated financial position and results of operations. Note 1 to the consolidated financial statements includes a disclosure of the date through which subsequent events have been evaluated.

Accounting Standards Update (ASU) 2009-05, Measuring Liabilities at Fair Value was issued by the FASB in August 2009 and is applicable to interim and annual fiscal periods beginning after August 28, 2009. This ASU provides guidance on measuring the fair value of liabilities under FASB Accounting Standards Codification Topic (ASC) 820 (formerly FAS 157). ASC requires that the fair value of liabilities be measured under the assumption that the liability is transferred to a market participant. In practice, however, many liabilities contain restrictions preventing their transfer. Accordingly, this additional guidance has been provided, which specifies that the company determine whether a quoted price exists for an identical liability when traded as an asset (i.e. a Level 1 fair value measurement) and if not, the company must use a valuation technique based on the quoted price of a similar liability traded as an asset, or another valuation technique (i.e. market approach or income approach) and that the company should not make a separate adjustment for restrictions on the transfer of a liability in estimating fair value. The adoption of ASU 2009-05 did not have a material impact on the Company’s consolidated financial position and results of operations.

Recently Issued Accounting Pronouncements

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets — An Amendment to Statement No. 140,” to simplify guidance for transfers of financial assets in SFAS No. 140. The guidance removes the concept of a qualified special purpose entity (QSPE), which will result in securitization and other asset-backed financing vehicles, to be evaluated for consolidation under SFAS No. 167, “Amendments to FASB Interpretation No. 46(R).” SFAS No. 166 also expands legal isolation analysis, limits when a portion of a financial asset can be derecognized, and clarifies that an entity must consider all arrangements or agreements made contemporaneously with, or in

MERIX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

contemplation of, a transfer when applying the derecognition criteria. SFAS No. 166 is effective for first annual reporting periods beginning after November 15, 2009, and is to be applied prospectively. The Company does not maintain any QSPEs and as such, the adoption of SFAS No. 166 is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R),” which addresses the primary beneficiary (PB) assessment criteria for determining whether an entity is to consolidate a variable interest entity (VIE). An entity is considered the PB and shall consolidate a VIE if it meets both the following characteristics: (1) the power to direct the activities of the VIE that most significantly affects economic performance and (2) the obligation to absorb losses or right to receive benefits that could potentially be significant to the VIE. The statement also provides guidance in relation to the elimination of the QSPE concept from SFAS No. 166. This statement is effective for annual reporting periods beginning after November 15, 2009. The Company does not maintain any VIEs and as such, the adoption of SFAS No. 167 is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, A Replacement of FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles,” to establish the FASB Accounting Standards Codification (“Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP in the United States (“the GAAP hierarchy”). Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. SFAS No. 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption SFAS No. 168 will not have a material impact on the Company’s consolidated financial condition or results of operations, requiring only a change in references to accounting technical guidance in the financial statements to use the new codification reference system

NOTE 20.	SUBSEQUENT EVENTS

On December 30, 2009, the Company entered into a Provisional Agreement for the Assignment of Lease (the Assignment Agreement) which provides for the transfer of the land lease rights and real property comprising our vacated Hong Kong manufacturing and administrative facilities. The purchase price to be paid to the Company in accordance with the Assignment Agreement totals HK$85.8 million, or approximately US$11.1 million. The completion of the transaction is subject to approval by the land lessor and completion of required financing by the purchaser. The closing is expected to occur in the fourth quarter of fiscal 2010.

     Through and including 90 days after the date of this prospectus, all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

1,390,087 Shares

Viasystems Group, Inc.

Common Stock

PROSPECTUS

          , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The expenses expected to be incurred by Viasystems Group, Inc. (the “Registrant”) in connection with the issuance and distribution of the securities being registered under this Registration Statement are estimated to be as follows:

Securities and Exchange Commission Registration Fee	$2,447
NASDAQ Listing Fee	100,000
Printing and Engraving	170,000
Legal Fees and Expenses	125,000
Accounting Fees and Expenses	50,000
Transfer Agent Fees	10,000
Miscellaneous	50,000
Total	$507,447

Item 14.	Indemnification of Directors and Officers

This section describes the indemnification rights that will apply to us upon completion of the merger and the amendment and restatement of our certificate of incorporation and bylaws in accordance with the merger agreement.

Under Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”), a corporation may indemnify a director, officer, employee or agent of the corporation (or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action brought by or in the right of a corporation, the corporation may indemnify a director, officer, employee or agent of the corporation (or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees) actually and reasonably incurred by him if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent a court finds that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper. Section 145 of the DGCL also provides that a corporation has the power to maintain insurance on behalf of its directors and officers against any liability asserted against those persons and incurred by them in their capacity as directors or officers, as applicable, whether or not the corporation would have the power to indemnify them against liability under the provisions of Section 145 of the DGCL.

Article Eleven of our third amended and restated certificate of incorporation and Article VIII of our second amended and restated bylaws provide that we will indemnify our directors, officers, employees and agents to the fullest extent permitted under the DGCL (as now or hereafter in effect). The right to indemnification includes the right to be paid expenses incurred in investigating or defending any threatened, pending or completed action, suit or proceeding in advance of its final disposition to the maximum extend permitted under the DGCL. The right to indemnification under this provision will inure to the benefit of the director’s, officer’s, employee’s or agent’s heirs, executors, administrators and personal representatives and is not exclusive of any other right which the director or officer has under any other law or agreement.

As permitted by Section 102(b)(7) of the DGCL, Article Twelve of our third amended and restated certificate of incorporation and Article VIII of our second amended and restated bylaws provide that a director will not be personally liable to us or our stockholders for monetary damages for breach of the director’s fiduciary duty. A director will also not be personally liable to us or our stockholders to the fullest extend permitted by law. This provision does not eliminate the director’s fiduciary duty. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us and our stockholders, for acts or omissions not in good faith or that involve intentional misconduct, for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Section 174 of the DGCL and for actions leading to improper personal benefit to the director.

Section 8.4 of our second amended and restated bylaws provides that we have the power to purchase and maintain insurance on behalf of our directors, officers, employees and agents against liability asserted against those individuals arising out of their status as director, officer, employee or agent, as applicable, regardless of whether we could otherwise indemnify those persons.

We maintain an officer’s and director’s liability insurance policy insuring our officers and directors against certain liabilities and expenses incurred by them in their capacities as such, and insuring us under certain circumstances, in the event that indemnification payments are made to such officers and directors.

The foregoing summaries are necessarily subject to the complete text of the DGCL, our third amended and restated certificate of incorporation and our second amended and restated bylaws.

Item 15.	Recent Sales of Unregistered Securities

From December 2006 to January 2010, we have granted to our employees, including executive officers, options to purchase 487,000 shares of our common stock at an exercise price of $12.63. Through February 5, 2010, as it relates to these options, none were exercised, options to purchase 106,000 shares of our common stock were cancelled and options to purchase 250,656 shares of our common stock were vested and remained outstanding. On an adjusted basis to give effect to the Merger and the Recapitalization, such options represent options to purchase approximately 40,736 shares of our common stock at an exercise price of $150.99. On an adjusted basis to give effect to the Merger and the Recapitalization, as it relates to these options, none would have been exercised, options to purchase approximately 8,866 shares of our common stock would have been cancelled and options to purchase approximately 20,967 shares of our common stock would have been vested and remained outstanding through February 5, 2010. All such issuances were made in reliance on Rule 701 as promulgated under the Securities Act relating to issuances of securities under compensatory plans.

Item 16.	Exhibits and Financial Statement Schedules

(a) The exhibits listed below in the “Exhibit Index” are part of this Registration Statement and are numbered in accordance with Item 601 of Regulation S-K.

Exhibit No.

2.1	Agreement and Plan of Merger, dated as of October 6, 2009, among Viasystems Group, Inc., Maple Acquisition Corp., and Merix Corporation (included as Annex A to the proxy statement/prospectus).(6)
2.2	Prepackaged Joint Plan of Reorganization of Viasystems Group, Inc. and Viasystems, Inc. under Chapter 11 of the Bankruptcy Code, dated August 30, 2002.(1)
2.3	Modification, dated January 2, 2003, to Prepackaged Joint Plan of Reorganization of Viasystems Group, Inc. and Viasystems, Inc. under Chapter 11 of the Bankruptcy Code dated August 30, 2002.(1)
2.4	Stock Purchase Agreement, dated as of March 21, 2006, by and among Electrical Components International Holdings Company, Viasystems Group, Inc., Wire Harness Holding Company, Inc. and Wire Harness Industries, Inc.(4)
3.1	Second Amended and Restated Certificate of Incorporation of Viasystems Group, Inc.(2)
3.2	Form of Third Amended and Restated Certificate of Incorporation of Viasystems Group, Inc. to be in effect at the closing of the merger.(6)
3.3	Amended and Restated Bylaws of Viasystems Group, Inc.(2)
3.4	Form of Amendment to the Amended and Restated Bylaws of Viasystems Group, Inc. to be in effect prior to the closing of the merger.(6)
3.5	Form of Second Amended and Restated Bylaws of Viasystems Group, Inc. to be in effect at the closing of the merger.(6)
4.1	Specimen Common Stock Certificate.(7)
4.2	Warrant Agreement, dated as of January 31, 2003, by and between Viasystems Group, Inc. and Computershare Investor Services, LLC, as Warrant Agent.(1)
4.3	Indenture dated as of November 24, 2009, among Viasystems, Inc., the Guarantors party thereto and Wilmington Trust FSB, as Trustee.(8)
4.4	Form of 12% Senior Secured Note (included as Exhibit A1 to the Indenture filed as Exhibit 4.5 hereto).(8)
5.1	Opinion of Weil, Gotshal & Manges LLP as to the validity of the securities being registered.(9)
10.1	Viasystems Group, Inc. 2003 Stock Option Plan.(1)
10.2	Amended and Restated Executive Employment Agreement, dated October 13, 2003, among Viasystems Group, Inc., Viasystems, Inc., Viasystems Technologies Corp. LLC, the other subsidiaries party thereto, and David M. Sindelar.(1)
10.3	Amended and Restated Executive Employment Agreement, dated January 31, 2003, among Viasystems Group, Inc., Viasystems, Inc., Viasystems Technologies Corp. LLC, and Timothy L. Conlon.(1)
10.4	Amended and Restated Executive Employment Agreement, dated as of August 15, 2005, as of August 15, 2005, by and among Viasystems Group, Inc., Viasystems, Inc., the other subsidiaries of Viasystems Group, Inc. set forth on the signature page thereto and Gerald G. Sax.(3)
10.5	Amended and Restated Executive Employment Agreement, dated as of January 31, 2003, among Viasystems Group, Inc., Viasystems, Inc., Viasystems Technologies Corp., LLC and Joseph Catanzaro.(1)
10.6	Monitoring and Oversight Agreement, dated as of January 31, 2003, by and among Viasystems Group, Inc., Viasystems, Inc., the subsidiaries party thereto, and Hicks, Muse & Co. Partners, L.P.(1)

Exhibit No.

10.7	Recapitalization Agreement, dated as of October 6, 2009, by and among Viasystems Group, Inc., Hicks, Muse, Tate & Furst Equity Fund III, LP and certain of its affiliates, GSC Recovery II, L.P. and certain of its affiliates, and TCW Shared Opportunities Fund III, L.P.(6)
10.8	Note Exchange Agreement, dated as of October 6, 2009, by and among Viasystems Group, Inc., Maple Acquisition Corp., and the entities listed on Schedule I attached thereto.(6)
10.9	Stockholders Agreement, dated as of January 31, 2003, by and among Viasystems Group, Inc. and the other parties thereto.(2)
10.10	First Amendment and Consent to Stockholders Agreement, dated as of October 2003, by and among Viasystems Group, Inc. and the other parties thereto.(2)
10.11	Form of Stockholder Agreement to be entered into by Viasystems Group, Inc. and VG Holdings, LLC at the closing of the merger.(6)
10.12	Viasystems Group Annual Incentive Compensation Plan(2)
10.13	English translation of the Guangzhou 2009 Credit Facility Contract, dated as of August 17, 2009, by and between Guangzhou Termbray Electronics Technology Co., Ltd, as Borrower, and China Construction Bank Guangzhou Economic and Technological Development District Branch, as Lender.(5)
10.14	English translation of the Maximum-Amount Mortgage Contract by and between Guangzhou Termbray Electronics Technology Co., Ltd, as Borrower, and China Construction Bank Guangzhou Economic and Technological Development District Branch, as Lender.(5)
10.15	Industrial Lease, dated as of April 16, 2008, by and between Verde 9580 Joe Rodriquez LP and Viasystems Technologies Corp., LLC.(7)
10.16	First Amendment to Industrial Lease, dated as of December 8, 2008, by and between Verde 9580 Joe Rodriquez LP and Viasystems Technologies Corp., LLC.(7)
10.17	English translation of the Lease Agreement on Tong Fu Kang Plant Building (Building A, Shenzhen), dated as of October 26, 2006, by and between Shenzhen Tong Fu Kang Industry Development Co., Ltd and Viasystems Chang Yuan EMS (Shenzhen) Co., Ltd (now known as Viasystems EMS (Shenzhen) Co., Ltd).(7)
10.18	English translation of the Lease Agreement on Tong Fu Kang Plant Building (Building D, Shenzhen), dated as of May 6, 2003, by and between Shenzhen Tong Fu Kang Industry Development Co., Ltd and Viasystems Chang Yuan EMS (Shenzhen) Co., Ltd (now known as Viasystems EMS (Shenzhen) Co., Ltd).(7)
10.19	English translation of the Lease Agreement, dated as of October 18, 2008, by and between Qingdao Jijia Electronics Co., Ltd and Qingdao Viasystems Telecommunications Technologies Co., Ltd.(7)
10.20	English translation of the Lease Agreement, dated as of September 1, 2002, by and among Parque Industrial Internacional Mexicano, S.A. de C.V., Electrocomponentes de Mexico, S.A. de C.V.(7)
10.21	Amendment Agreement to the Lease Agreement, dated as of June 25, 2004, by and among Parque Industrial Internacional Mexicano, S.A. de C.V., Electrocomponentes de Mexico, S.A. de C.V. and Viasystems, Inc.(7)
10.22	Second Amendment to the Lease Agreement, dated as of October 15, 2007, by and among Banco J.P. Morgan, Sociedad Anónima, Institución de Banca Múltiple, J.P. Morgan Grupo Financiero, División Fiduciaria, International Manufacturing Solutions Operaciones, S. de R.L. de C.V. and Viasystems, Inc.(7)
10.23	Third Amendment to the Lease Agreement, dated as of August 26, 2009, by and among The Bank of New York Mellon, S.A., Institución de Banca Múltiple (Final Successor of Banco J.P. Morgan, Sociedad Anónima, Institución de Banca Múltiple, J.P. Morgan Grupo Financiero, División Fiduciaria), International Manufacturing Solutions Operaciones, S. de R.L. de C.V. and Viasystems, Inc.(7)

Exhibit No.

10.24	Collateral Trust Agreement, dated as of November 24, 2009, among Viasystems, Inc., the guarantors named therein, Wilmington Trust FSB, as trustee and collateral trustee, and the other party lien representatives from time to time party thereto.(8)
11.1	Statement Regarding Computation of Per Share Earnings (incorporated by reference to “Selected Historical Consolidated Financial Data” included in Part I of this Registration Statement).
21.1	List of Subsidiaries of Viasystems Group, Inc.(6)
23.1	Consent of Ernst & Young LLP.(9)
23.2	Consent of Grant Thornton LLP.(9)
23.3	Consent of Weil, Gotshal & Manges LLP (included as part of Exhibit 5.1 to this Registration Statement on Form S-1).(9)
24.1	Power of Attorney (included on the signature pages to the initial Form S-1 filing).

(1)	Incorporated by reference to Registration Statement No. 333-113664 on Form S-1/A of Viasystems Group, Inc. filed on April 28, 2004.

(2)	Incorporated by reference to Registration Statement No. 333-114467 on Form S-4/A of Viasystems, Inc. filed on June 22, 2004.

(3)	Incorporated by reference to the Quarterly Report on Form 10-Q of Viasystems, Inc. filed on November 14, 2005.

(4)	Incorporated by reference to the Form 8-K of Viasystems, Inc. filed on March 22, 2006.

(5)	Incorporated by reference to the Form 8-K of Viasystems, Inc. filed on September 10, 2009.

(6)	Incorporated by reference to the Registration Statement No. 333-163040 on Form S-4 of Viasystems Group, Inc. filed on November 12, 2009.

(7)	Incorporated by reference to Registration Statement No. 333-163040 on Form S-4/A of Viasystems Group, Inc. filed on December 17, 2009.

(8)	Incorporated by reference to the Form 8-K of Viasystems, Inc. filed on December 2, 2009.

(9)	Filed herewith.

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of St. Louis, State of Missouri, on February 5, 2010.

VIASYSTEMS GROUP, INC.

By:	/s/ David M. Sindelar
David M. Sindelar
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on February 5, 2010.

Signature	Title

/s/ David M. Sindelar David M. Sindelar	Chief Executive Officer and Director

* Timothy L. Conlon	President, Chief Operating Officer and Director

* Gerald G. Sax	Senior Vice President, Chief Financial Officer and Principal Accounting Officer

* Christopher J. Steffen	Chairman

* Jack D. Furst	Director

* Edward Herring	Director

* Robert F. Cummings, Jr.	Director

* Diane H. Gulyas	Director

* Richard A. McGinn	Director

* Philip Raygorodetsky	Director

Signature		Title

* Richard W. Vieser		Director

*By:	/s/ David M. Sindelar David M. Sindelar Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.

2.1	Agreement and Plan of Merger, dated as of October 6, 2009, among Viasystems Group, Inc., Maple Acquisition Corp., and Merix Corporation (included as Annex A to the proxy statement/prospectus).(6)
2.2	Prepackaged Joint Plan of Reorganization of Viasystems Group, Inc. and Viasystems, Inc. under Chapter 11 of the Bankruptcy Code, dated August 30, 2002.(1)
2.3	Modification, dated January 2, 2003, to Prepackaged Joint Plan of Reorganization of Viasystems Group, Inc. and Viasystems, Inc. under Chapter 11 of the Bankruptcy Code dated August 30, 2002.(1)
2.4	Stock Purchase Agreement, dated as of March 21, 2006, by and among Electrical Components International Holdings Company, Viasystems Group, Inc., Wire Harness Holding Company, Inc. and Wire Harness Industries, Inc.(4)
3.1	Second Amended and Restated Certificate of Incorporation of Viasystems Group, Inc.(3)
3.2	Form of Third Amended and Restated Certificate of Incorporation of Viasystems Group, Inc. to be in effect at the closing of the merger.(6)
3.3	Amended and Restated Bylaws of Viasystems Group, Inc.(2)
3.4	Form of Amendment to the Amended and Restated Bylaws of Viasystems Group, Inc. to be in effect prior to the closing of the merger.(6)
3.5	Form of Second Amended and Restated Bylaws of Viasystems Group, Inc. to be in effect at the closing of the merger.(6)
4.1	Specimen Common Stock Certificate.(7)
4.2	Warrant Agreement, dated as of January 31, 2003, by and between Viasystems Group, Inc. and Computershare Investor Services, LLC, as Warrant Agent.(1)
4.3	Indenture dated as of November 24, 2009, among Viasystems, Inc., the Guarantors party thereto and Wilmington Trust FSB, as Trustee.(8)
4.4	Form of 12% Senior Secured Note (included as Exhibit A1 to the Indenture filed as Exhibit 4.5 hereto).(8)
5.1	Opinion of Weil, Gotshal & Manges LLP as to the validity of the securities being registered.(9)
10.1	Viasystems Group, Inc. 2003 Stock Option Plan.(1)
10.2	Amended and Restated Executive Employment Agreement, dated October 13, 2003, among Viasystems Group, Inc., Viasystems, Inc., Viasystems Technologies Corp. LLC, the other subsidiaries party thereto, and David M. Sindelar.(1)
10.3	Amended and Restated Executive Employment Agreement, dated January 31, 2003, among Viasystems Group, Inc., Viasystems, Inc., Viasystems Technologies Corp. LLC, and Timothy L. Conlon.(1)
10.4	Amended and Restated Executive Employment Agreement, dated as of August 15, 2005, as of August 15, 2005, by and among Viasystems Group, Inc., Viasystems, Inc., the other subsidiaries of Viasystems Group, Inc. set forth on the signature page thereto and Gerald G. Sax.(3)
10.5	Amended and Restated Executive Employment Agreement, dated as of January 31, 2003, among Viasystems Group, Inc., Viasystems, Inc., Viasystems Technologies Corp., LLC and Joseph Catanzaro.(1)
10.6	Monitoring and Oversight Agreement, dated as of January 31, 2003, by and among Viasystems Group, Inc., Viasystems, Inc., the subsidiaries party thereto, and Hicks, Muse & Co. Partners, L.P.(1)
10.7	Recapitalization Agreement, dated as of October 6, 2009, by and among Viasystems Group, Inc., Hicks, Muse, Tate & Furst Equity Fund III, LP and certain of its affiliates, GSC Recovery II, L.P. and certain of its affiliates, and TCW Shared Opportunities Fund III, L.P.(6)

Exhibit No.

10.8	Note Exchange Agreement, dated as of October 6, 2009, by and among Viasystems Group, Inc., Maple Acquisition Corp., and the entities listed on Schedule I attached thereto.(6)
10.9	Stockholders Agreement, dated as of January 31, 2003, by and among Viasystems Group, Inc. and the other parties thereto.(2)
10.10	First Amendment and Consent to Stockholders Agreement, dated as of October 2003, by and among Viasystems Group, Inc. and the other parties thereto.(2)
10.11	Form of Stockholder Agreement to be entered into by Viasystems Group, Inc. and VG Holdings, LLC at the closing of the merger.(6)
10.12	Viasystems Group Annual Incentive Compensation Plan(2)
10.13	English translation of the Guangzhou 2009 Credit Facility Contract, dated as of August 17, 2009, by and between Guangzhou Termbray Electronics Technology Co., Ltd, as Borrower, and China Construction Bank Guangzhou Economic and Technological Development District Branch, as Lender.(5)
10.14	English translation of the Maximum-Amount Mortgage Contract by and between Guangzhou Termbray Electronics Technology Co., Ltd, as Borrower, and China Construction Bank Guangzhou Economic and Technological Development District Branch, as Lender.(5)
10.15	Industrial Lease, dated as of April 16, 2008, by and between Verde 9580 Joe Rodriquez LP and Viasystems Technologies Corp., LLC.(7)
10.16	First Amendment to Industrial Lease, dated as of December 8, 2008, by and between Verde 9580 Joe Rodriquez LP and Viasystems Technologies Corp., LLC.(7)
10.17	English translation of the Lease Agreement on Tong Fu Kang Plant Building (Building A, Shenzhen), dated as of October 26, 2006, by and between Shenzhen Tong Fu Kang Industry Development Co., Ltd and Viasystems Chang Yuan EMS (Shenzhen) Co., Ltd (now known as Viasystems EMS (Shenzhen) Co., Ltd).(7)
10.18	English translation of the Lease Agreement on Tong Fu Kang Plant Building (Building D, Shenzhen), dated as of May 6, 2003, by and between Shenzhen Tong Fu Kang Industry Development Co., Ltd and Viasystems Chang Yuan EMS (Shenzhen) Co., Ltd (now known as Viasystems EMS (Shenzhen) Co., Ltd).(7)
10.19	English translation of the Lease Agreement, dated as of October 18, 2008, by and between Qingdao Jijia Electronics Co., Ltd and Qingdao Viasystems Telecommunications Technologies Co., Ltd.(7)
10.20	English translation of the Lease Agreement, dated as of September 1, 2002, by and among Parque Industrial Internacional Mexicano, S.A. de C.V., Electrocomponentes de Mexico, S.A. de C.V.(7)
10.21	Amendment Agreement to the Lease Agreement, dated as of June 25, 2004, by and among Parque Industrial Internacional Mexicano, S.A. de C.V., Electrocomponentes de Mexico, S.A. de C.V. and Viasystems, Inc.(7)
10.22	Second Amendment to the Lease Agreement, dated as of October 15, 2007, by and among Banco J.P. Morgan, Sociedad Anónima, Institución de Banca Múltiple, J.P. Morgan Grupo Financiero, División Fiduciaria, International Manufacturing Solutions Operaciones, S. de R.L. de C.V. and Viasystems, Inc.(7)
10.23	Third Amendment to the Lease Agreement, dated as of August 26, 2009, by and among The Bank of New York Mellon, S.A., Institución de Banca Múltiple (Final Successor of Banco J.P. Morgan, Sociedad Anónima, Institución de Banca Múltiple, J.P. Morgan Grupo Financiero, División Fiduciaria), International Manufacturing Solutions Operaciones, S. de R.L. de C.V. and Viasystems, Inc.(7)
10.24	Collateral Trust Agreement, dated as of November 24, 2009, among Viasystems, Inc., the guarantors named therein, Wilmington Trust FSB, as trustee and collateral trustee, and the other party lien representatives from time to time party thereto.(8)
11.1	Statement Regarding Computation of Per Share Earnings (incorporated by reference to “Selected Historical Consolidated Financial Data” included in Part I of this Registration Statement).

Exhibit No.

21.1	List of Subsidiaries of Viasystems Group, Inc.(6)
23.1	Consent of Ernst & Young LLP.(9)
23.2	Consent of Grant Thornton LLP.(9)
23.3	Consent of Weil, Gotshal & Manges LLP (included as part of Exhibit 5.1 to this Registration Statement on Form S-1).(9)
24.1	Power of Attorney (included on the signature pages to the initial Form S-1 filing).

(1)	Incorporated by reference to Registration Statement No. 333-113664 on Form S-1/A of Viasystems Group, Inc. filed on April 28, 2004.

(2)	Incorporated by reference to Registration Statement No. 333-114467 on Form S-4/A of Viasystems, Inc. filed on June 22, 2004.

(3)	Incorporated by reference to the Quarterly Report on Form 10-Q of Viasystems, Inc. filed on November 14, 2005.

(4)	Incorporated by reference to the Form 8-K of Viasystems, Inc. filed on March 22, 2006.

(5)	Incorporated by reference to the Form 8-K of Viasystems, Inc. filed on September 10, 2009.

(6)	Incorporated by reference to Registration Statement No. 333-163040 on Form S-4 of Viasystems Group, Inc. filed on November 12, 2009.

(7)	Incorporated by reference to Registration Statement No. 333-163040 on Form S-4/A of Viasystems Group, Inc. filed on December 17, 2009.

(8)	Incorporated by reference to the Form 8-K of Viasystems, Inc. filed on December 2, 2009.

(9)	Filed herewith.